UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

CHART ACQUISITION CORP.
(Name of Issuer)

Common Stock (par value $0.0001 per share)
(Title of Class of Securities)

16115113
(CUSIP Number)

David Sella Villa
Tempus Intermediate Holdings, LLC
133 Waller Mill Road, Suite 400
Williamsburg, VA 23185
(757) 243-8164
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2014
(Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16115113

1	Names of Reporting Person		Tempus Intermediate Holdings, LLC

2	Check the Appropriate Box if a Member of a Group		(a) ☒ (b) ☐

3	SEC Use Only

4	Source of Funds		Not applicable

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6	Citizenship or Place of Organization		Delaware

Number of	7	Sole Voting Power	-0-
Shares
Beneficially	8	Shared Voting Power	1,766,2501
Owned by
Reporting	9	Sole Dispositive Power	-0-
Person
With	10	Shared Dispositive Power	-0-

11	Aggregate Amount Beneficially Owned By Each Reporting Person		1,766,2501

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐

13	Percent of Class Represented Amount in Row (11)		18.1%1

14	Type of Reporting Person		OO

1 Beneficial ownership of the common stock referred to herein is being reported hereunder solely because Tempus Intermediate Holdings, LLC may be deemed to beneficially own such shares as a result of the Supporting Stockholder Agreement described in Item 3 and Item 5 hereof.  Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Tempus Intermediate Holdings, LLC that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

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CUSIP No. 16115113

1	Names of Reporting Person		John G. Gulbin III

2	Check the Appropriate Box if a Member of a Group		(a) ☒ (b) ☐

3	SEC Use Only

4	Source of Funds		Not applicable

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6	Citizenship or Place of Organization		US

Number of	7	Sole Voting Power	-0-
Shares
Beneficially	8	Shared Voting Power	1,766,2502
Owned by
Reporting	9	Sole Dispositive Power	-0-
Person
With	10	Shared Dispositive Power	-0-

11	Aggregate Amount Beneficially Owned By Each Reporting Person		1,766,2502

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐

13	Percent of Class Represented Amount in Row (11)		18.1%2

14	Type of Reporting Person		IN

2 Beneficial ownership of the common stock referred to herein is being reported hereunder solely because John G. Gulbin III may be deemed to beneficially own such shares as a result of the Supporting Stockholder Agreement described in Item 3 and Item 5 hereof.  Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by John G. Gulbin III that he is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

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CUSIP No. 16115113

1	Names of Reporting Person		Benjamin Scott Terry

2	Check the Appropriate Box if a Member of a Group		(a) ☒ (b) ☐

3	SEC Use Only

4	Source of Funds		Not applicable

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6	Citizenship or Place of Organization		US

Number of	7	Sole Voting Power	-0-
Shares
Beneficially	8	Shared Voting Power	1,766,2503
Owned by
Reporting	9	Sole Dispositive Power	-0-
Person
With	10	Shared Dispositive Power	-0-

11	Aggregate Amount Beneficially Owned By Each Reporting Person		1,766,2503

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐

13	Percent of Class Represented Amount in Row (11)		18.1%3

14	Type of Reporting Person		IN

3 Beneficial ownership of the common stock referred to herein is being reported hereunder solely because Benjamin Scott Terry may be deemed to beneficially own such shares as a result of the Supporting Stockholder Agreement described in Item 3 and Item 5 hereof.  Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Benjamin Scott Terry that he is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

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Statement on Schedule 13D
under the
Securities Exchange Act of 1934, as amended

Item 1. Security and Issuer.

This statement on Schedule 13D relates to shares of common stock, $0.0001 par value per share (“Common Stock”) of Chart Acquisition Corp. (the “Company”), whose principal executive offices are located at 75 Rockefeller Plaza, 14th Floor, New York, NY 10019.

Item 2. Identity and Background.

Tempus Intermediate Holdings, LLC, a Delaware limited liability company (“Tempus”), John G. Gulbin III (“Gulbin”) and Benjamin Scott Terry (“Terry”) are jointly filing this statement.  Gulbin and Terry are currently the sole managers and members of Tempus Intermediate Holdings, LLC.  Tempus, Gulbin and Terry are collectively referred to herein as the “Reporting Persons”.  The Reporting Persons have entered into a Joint Filing Agreement, dated July 25, 2014, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this statement on Schedule 13D jointly in accordance with the provisions on Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended.

Tempus is a Delaware limited liability company formed for the purpose of effecting the transactions contemplated by the Equity Transfer and Acquisition Agreement (and related transaction documents) described in Item 4 below.  Tempus’ principal offices are located at 133 Waller Miller Road, Suite 400, Williamsburg, VA 23185.

The names, citizenship, business address, present principal occupation or employment and the name and principal business address of any corporation or other organization in which such employment is conducted, of all the current managers and members of Tempus are set forth in Schedule A hereto and incorporated herein by reference.  Tempus currently has no directors or executive officers.

None of the Reporting Persons and none of the persons listed on Schedule A has during the past five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As described in Item 4 and Item 5, the shares of Common Stock to which this statement relates have not been purchased by the Reporting Persons.  In connection with the Equity Transfer and Acquisition Agreement dated as of July 15, 2014 (the “ETAA”), by and among The Tempus Group Holdings, LLC (“Buyer”), Tempus, Gulbin and Terry and certain other persons to become members of Tempus in connection with transactions contemplated by the ETAA (collectively, the “Members”), Gulbin and Terry (acting together or individually as the Members’ Representative) (solely for purposes of Sections 1.3, 6.3, 6.5, 6.7, 6.11, 6.20, 6.21 and 8.6 and Articles II, IX, X, XI and XII), the Company and the Warrant Offerors named therein (the “Warrant Offerors”) (solely for purposes of Sections 6.14 and 6.15) (such parties collectively, the “ETAA Parties”), Tempus, Gulbin and Terry, along with Chart Acquisition Group LLC, The Chart Group, L.P., Christopher D. Brady, Joseph Wright and Cowen Overseas Investment LP (the “Stockholders”) entered into a Supporting Stockholder Agreement dated as of July 15, 2014 (the “SSA”) with respect to the voting of an aggregate of 1,766,250 shares of the Company’s Common Stock beneficially owned by the Stockholders with respect to the transactions contemplated by the ETAA described in Item 4.

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The Reporting Persons have not paid, and do not expect to pay, additional consideration in connection with the execution and delivery of the SSA.  For a description of the SSA, see Item 5 below, which description is incorporated herein by referred in response to this Item 3.

Item 4. Purpose of the Transaction.

As of July 15, 2014, the ETAA Parties entered into the ETAA, pursuant to which, among other things, the Members of Tempus will receive (i) membership interests (“Buyer Units”) in Buyer, the Company’s newly-formed, wholly-owned subsidiary and (ii) shares of Class B common stock of Company (the “Class B Shares”) in an amount equal to the Buyer Units issuable to each Member thereunder, in exchange for the transfer to Buyer of 100% of the membership interests of Tempus (the “Acquisition”), subject to the terms and conditions of the ETAA.

The Equity Transfer and Acquisition Agreement

Under the terms of the ETAA (and related transaction documents), the Members, who own all of the membership interests of Tempus, will receive (i) Buyer Units exchangeable (together with Class B Shares) into 10,000,000 shares of the Company’s Common Stock (after giving effect to the charter amendment described below, the “Class A Shares”, and subject to adjustment as provided in the ETAA), which would represent approximately 50.6% of the economic interest in Buyer and approximately 50.6% of the issued and outstanding Class A Shares upon full exchange thereof (assuming that none of the Company’s stockholders have exercised redemption rights prior to or in connection with the business combination, that none of the Company’s warrants have been exercised, and that there are no adjustments to the purchase price required by the terms of the ETAA) and (ii) an equal number of Class B Shares (which have voting rights but no other economic value ). In exchange for the Company’s contribution to Buyer of the remaining balance of a trust account established for the benefit of the Company’s public stockholders (after giving effect to any stockholder redemptions prior to or concurrent with the consummation of the business combination and the satisfaction of certain other obligations of the Company), Buyer will issue to the Company a number of non-convertible Buyer Units equal to the number of issued and outstanding Class A Shares.

In exchange, Buyer will receive 100% of the membership interests of Tempus. The Class B Shares and Buyer Units held by the Members will be exchangeable into Class A Shares on the basis of one Class A Share for each Buyer Unit (together with accompanying Class B Share) tendered for exchange. Buyer will elect to be treated as a corporation for tax purposes. The ETAA provides that Tempus will have the option to change the structure of the transaction to an “Up-C” structure and have the Buyer elect to be treated as a partnership for tax purposes at any time before September 1, 2014. In addition, the transaction structure will automatically shift to an Up-C structure on or before August 15, 2014 upon delivery to Buyer of a tax analysis showing a level of tax exposure to the Members in excess of a specified threshold. In the event the transaction converts to an Up-C structure, the parties have agreed to, among other things, negotiate in good faith revised distribution provisions for Buyer’s operating agreement and other applicable revisions to the transaction documents.

The consummation of the transaction is subject to the satisfaction of certain conditions, including receipt of the Required Parent Stockholder Approval (as defined in the ETAA). Additionally, the consummation of the transaction is subject to Tempus effectuating a corporate reorganization pursuant to a Restructuring Agreement, dated as of July 15, 2014, by and among Tempus and certain of its affiliates (the “Reorganization”).  A form of the Restructuring Agreement is attached as Exhibit D to the ETAA.

In addition, the consummation of the Acquisition is subject to the completion of the Warrant Offerors’ offer to purchase up to 3,750,000 warrants (subject to reduction as discussed below for warrants tendered in the Warrant Extension Tender Offer (as defined in “The Extension Proposal” below)) to purchase common stock of the Company at a purchase price of $0.60 per warrant (the “Warrant Tender Offer”). The Warrant Offerors have deposited an aggregate of $2,250,000 with Continental Stock Transfer & Trust Company into a segregated escrow account pursuant to the terms of an escrow agreement (the “Escrow Agreement”), which funds will be used for the purchase of Company warrants validly tendered in the Warrant Tender Offer and the Warrant Extension Tender Offer.

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The ETAA includes customary representations, warranties and covenants by the parties. The Company and Tempus have agreed, among other things, to operate their respective businesses in the ordinary course until the Acquisition is consummated. In addition, the Company and Tempus have agreed not to solicit or initiate certain discussions with third parties regarding other proposals to acquire (or be acquired by) any other person after the signing of the ETAA until consummation of the Acquisition and agreed to certain restrictions on their ability to respond to such proposals.

The ETAA includes customary termination provisions applicable to Tempus, the Buyer, the Members’ Representative and the Company. Buyer and Tempus can jointly agree to terminate the ETAA at any time prior to the consummation of the Acquisition, and either party may terminate the ETAA if the closing has not occurred one hundred twenty days after the delivery to the Company of the audited financial statements of Tempus and its subsidiaries required to be delivered pursuant to the ETAA (the “Required Financial Statements”).  In addition, Tempus will have the right to update its disclosure schedules to reflect certain information obtained in connection with the preparation of the Required Financial Statements. If Tempus exercises its right to update its disclosure schedules, the Buyer will have the right to terminate the ETAA or, if it does not terminate the ETAA, either waive or refuse to waive any of the matters disclosed in such update. If the Buyer does not terminate the ETAA and refuses to waive any of the matters disclosed in such update, Tempus will have the right to terminate the ETAA.

In the event that by the 90th day following date of the ETAA, either (i) the Required Financial Statements have not been delivered to the Company or (ii) the Reorganization has not been consummated, Buyer will have the right to terminate the ETAA.

The foregoing description of the ETAA does not purport to be complete and is qualified in its entirety by reference to the ETAA, a copy of which is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

Upon consummation of the transactions contemplated by the ETAA, Gulbin and Terry, along with the other persons identified on Annex B to the ETAA will become officers and directors of the Company, until their respective successors are elected or appointed and qualified.

The ETAA has been included to provide investors and stockholders with information regarding its terms. It is not intended to provide any other factual information about the Company or Tempus. The ETAA contains representations and warranties that the parties made to and solely for the benefit of each other. The assertions embodied in the representations and warranties in the ETAA are qualified by information contained in the confidential disclosure letter that the Company and Tempus delivered in connection with signing the ETAA.  Investors are not third-party beneficiaries under the ETAA and should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances, since they were only made as of the date of the ETAA and are modified in important part by the underlying disclosure letter. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the ETAA, which subsequent information may or may not be fully reflected in the Company’s or Reporting Persons’ public disclosures.

Registration Rights Agreement

On the closing date of the Acquisition and as a condition precedent for the closing, the Company will enter into a registration rights agreement (the “Registration Rights Agreement”) with certain of the recipients of the Buyer Units (the “Registration Rights Holders”), pursuant to which the Company will grant certain registration rights to the Registration Rights Holders with respect to, among other things, the shares of Class A Shares to be issued upon conversion of the Buyer Units (the “Registrable Securities”).

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Under the Registration Rights Agreement, the Registration Rights Holders will have certain customary registration rights, including demand rights and piggyback rights, subject to certain underwriter cutbacks and issuer blackout periods. The Registration Rights Agreement will also establish a lock-up period following the closing, that, subject to certain exceptions, will restrict the rights of Registration Rights Holders to dispose of their Registrable Securities during such period.  The Company agreed to pay certain fees and expenses relating to registrations under the Registration Rights Agreement.

The foregoing is only a summary of the material terms of the Registration Rights Agreement and does not purport to be complete, and is qualified in its entirety by reference to the form of such agreement, which is attached as Exhibit E to the ETAA.

Amendment to Amended and Restated Certificate of Incorporation

In connection with seeking stockholder approval of the ETAA, the Company intends to seek stockholder approval of an amendment to its Amended and Restated Certificate of Incorporation (the “Charter”) to be adopted at the closing, which will, among other things, (i) change the name of the Company to The Tempus Group, Inc., (ii) designate the existing Common Stock as Class A common stock, (iii) create the Class B Shares referred to above, (iv) delete certain sections of the Charter that are only applicable to the Company prior to its consummation of an initial business combination, (v) provide that so long as the Members hold at least 45% of the voting power of all then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, the number of directors will be seven (7) unless otherwise consented to by the holders of a majority of the voting power held by the Members, and (vi) provide that for so long as the Members hold a majority of the voting power of all then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, any or all of the directors may be removed from office without cause and vacancies filled by the stockholders, including by written consent.

The foregoing is only a summary of the material terms of the Charter as proposed to be amended and does not purport to be complete, and is qualified in its entirety by reference to the form thereof, which is attached as Exhibit B to the ETAA.

Management of Buyer – LLC Operating Agreement

The Company will be the managing member of Buyer. However, so long as the Members beneficially own at least 45% of the issued and outstanding shares of the Company’s common stock (i.e., the Class A Shares and Class B Shares), the approval of the Members holding a majority of the Buyer Units then held by all the Members will be required before Buyer or any of its subsidiaries may take certain significant actions as described in Buyer’s operating agreement. Buyer will elect to be treated as a corporation for tax purposes.

The foregoing is only a summary of the material terms of the LLC Operating Agreement and does not purport to be complete, and is qualified in its entirety by reference to the form of such agreement, which is attached as Exhibit C to the ETAA.

The Extension Proposal

The consummation of the Acquisition described above is also contingent upon approval of the stockholders of the Company, to take place at a special meeting, of a proposal (the “Extension Proposal”) to (i) amend the Company’s Charter to extend the date before which the Company must complete a business combination from September 13, 2014 (the “Current Termination Date”) to March 13, 2015 (the “Extended Termination Date”) (the “Extension Amendment”) and (ii) amend the Company's Charter and the trust account established in connection with the Company’s initial public offering to reflect the Extended Termination Date and allow holders of its public shares to redeem their public shares in connection with the Extension Amendment for a pro rata portion of the funds available in the trust account (the “Trust Amendment”). If the Extension Amendment and the Trust Amendment are approved (and not abandoned), the Company will afford the public stockholders the right to redeem their shares for a pro rata portion of the funds available in the trust account at the time the Extension Amendment and the Trust Amendment become effective.

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If the Extension Amendment and the Trust Amendment are approved (and not abandoned), the Company will amend the terms of its outstanding warrants to extend the date for automatic termination of the warrants if the Company has not consummated a business combination from the Current Termination Date to the Extended Termination Date. Holders of public warrants will continue to have five years from the consummation of the Company’s initial business combination to exercise such warrants.

If the Extension Amendment and the Trust Amendment are approved (and not abandoned), the Warrant Offerors have agreed with the other parties to the Escrow Agreement with respect to the Company’s public warrants to amend the Escrow Agreement to provide that the termination event thereunder will be revised to reflect the Extended Termination Date rather than the Current Termination Date. The Warrant Purchasers will offer to purchase up to 7,500,000 public warrants at $0.30 per warrant in a tender offer to close on or about the Current Termination Date (the “Warrant Extension Tender Offer”).  In addition, the number of warrants subject to the Warrant Tender Offer that the Warrant Purchasers will conduct in connection with a business combination will be reduced at a ratio of one for every two warrants that are purchased in connection with the Warrant Extension Tender Offer.

The Reporting Persons are not parties to the foregoing agreements, but, as indicated above, the Extension Amendment and Trust Amendment, as well as completion of the Warrant Tender Offer, are provided for in the ETAA and conditions to the closing of the Acquisition.

Item 5. Interest in Securities of the Issuer.

As a result of the execution of the SSA, the Reporting Persons may be deemed to beneficially own the 1,766,250 shares of Common Stock beneficially owned by the Stockholders, which are subject to the SSA.  As represented to the Reporting Persons in the SSA, (i) the aggregate number and percentage of shares of Common Stock beneficially owned by the Stockholders as of July 15, 2014, which are subject to the SSA, is 1,766,250 and 18.1%, respectively, based upon 9,750,000 shares of Common Stock outstanding as reported by the Company in its most recently available filing with the Commission.

As an inducement to the Reporting Persons to enter into the ETAA, the Stockholders entered into the SSA with the Reporting Persons pursuant to which, among other things, they agreed:

(i)        to vote all of the shares of Common Stock beneficially owned by them and over which they have voting control (a) in favor of the Extension Amendment and Trust Amendment  (and any actions required in furtherance thereof), (b) in favor of the adoption of the Parent Voting Matters (as defined in the ETAA) (and any actions required in furtherance thereof), (c) against any action, proposal, transaction or agreement that would result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Company or Buyer contained in the ETAA, and (d) against the following actions or proposals (other than the transactions contemplated by the ETAA (and other transaction documents) and the Extension Proposal): (A) any Parent Competing Transaction (as defined in the ETAA) (except as permitted by the ETAA); (B) any change in present capitalization of Company or any amendment of the certificate of incorporation or bylaws of Company; and (C) any change in Company’s corporate structure or business;

(ii)       not to submit their shares for repurchase or redemption or cause its shares to be repurchased or redeemed, whether pursuant to the Redemption Offer (as defined in the ETAA), the right of holders of Common Stock to have the Company redeem such shares if a business combination is not completed by September 13, 2014, any redemption offer by Company in connection with the Extension Proposal, or otherwise;

(iii)      not to, without the Members’ Representative’s prior written consent, (x) offer for sale, sell (including short sales), transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift) (collectively, a “Transfer”), or enter into any contract, option, derivative, hedging or other agreement or arrangement or understanding (including any profit-sharing arrangement) with respect to, or consent to, a Transfer of, any or all of the shares (subject to limited exceptions relating to compensation matters); (y) grant any proxies or  powers of attorney with respect to any or all of the shares, except as provided in the SSA; or (z) take any action that would have the effect of preventing, impeding, interfering with or adversely affecting Stockholder’s ability to perform its obligations under the SSA.

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If and to the extent the Stockholders fail to fulfill their respective voting obligations as described above, the Stockholders have granted Members’ Representative an irrevocable proxy to act for them solely with respect to the matters set forth in the SSA.  The obligations of the Stockholders under the SSA terminate upon the earliest to occur of (a) the mutual written consent of the Members’ Representative and the Stockholders, (b) the closing date for the transactions contemplated by the ETAA, and (c) the date of termination of the ETAA in accordance with its terms.

This foregoing description of the SSA does not purport to be complete and is qualified in its entirety by reference to the SSA, a copy of which is filed as Exhibit 3 to this Schedule 13D and is incorporated herein by reference.

By virtue of the SSA, the Reporting Persons may be deemed to share with the Stockholders the power to vote the shares of the Common Stock subject to the SSA, but only as to the matters specified in the SSA.  Except as stated above, the Reporting Persons do not have the power to vote or direct the voting of such shares, nor do they have the sole or shared power to dispose or to direct the disposition of such shares.  The Reporting Persons disclaim any beneficial ownership of such shares. Nothing herein shall be deemed to be an admission by the Reporting Persons as to the beneficial ownership of such shares, and no other shares of Common Stock are beneficially owned by the Reporting Persons as of the date hereof.

The Reporting Persons have not effected in any other transaction in the Common Stock during the past sixty days.

To the knowledge of the Reporting Persons, no person other than the Stockholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to the SSA.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Items 4 and 5 with respect to any contract, arrangement, understanding or relationship described therein is hereby incorporated by reference into this Item 6.

Item 7. Material to be filed as Exhibits.

Exhibit 1 – Joint Filing Agreement dated as of July 25, 2014, by and among Tempus Intermediate Holdings, LLC, John G. Gulbin III and Benjamin Scott Terry.

Exhibit 2 – Equity Transfer and Acquisition Agreement dated as of July 15, 2014, by and among The Tempus Group Holdings, LLC, Tempus Intermediate Holdings, LLC, the Members named therein, Members’ Representative named therein (solely for purposes of Sections 1.3, 6.3, 6.5, 6.7, 6.11, 6.20, 6.21 and 8.6 and Articles II, IX, X, XI and XII), the Company and Warrant Offerors named therein (solely for purposes of Sections 6.14 and 6.15).

Exhibit 3 – Supporting Stockholder Agreement dated as of July 15, 2014, by and among Tempus Intermediate Holdings, LLC, John G. Gulbin III, Benjamin Scott Terry, Chart Acquisition Group LLC, The Chart Group, L.P., Christopher D. Brady, Joseph Wright and Cowen Overseas Investment LP.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.

TEMPUS INTERMEDIATE HOLDINGS, LLC

Dated: July 25, 2014	/s/ John G. Gulbin III
John G. Gulbin III
Manager

JOHN G. GULBIN III

Dated: July 25, 2014	/s/ John G. Gulbin III
John G. Gulbin III

BENJAMIN SCOTT TERRY

Dated: July 25, 2014	/s/ Benjamin Scott Terry
Benjamin Scott Terry

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SCHEDULE A

MEMBERS AND MANAGERS OF
TEMPUS INTERMEDIATE HOLDINGS, LLC

The members and managers of Tempus Intermediate Holdings, LLC are set forth below.  Each individual’s business address and the business address of Tempus Jets is c/o Tempus Intermediate Holdings, LLC, 133 Waller Miller Road, Suite 400, Williamsburg, VA 23185.

Members

Name	Principal Occupation	Citizenship
John G. Gulbin III	President of Tempus Jets (and related entities)	United States
Benjamin Scott Terry	Chief Executive Officer of Tempus Jets (and related entities)	United States

Managers

Name	Principal Occupation	Citizenship
John G. Gulbin III	President of Tempus Jets (and related entities)	United States
Benjamin Scott Terry	Chief Executive Officer of Tempus Jets (and related entities)	United States

EXHIBIT 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing of a statement on Schedule 13D (including amendments thereto) with respect to the shares of common stock, $0.0001 per share, of Chart Acquisition Corp., a corporation organized and existing under the laws of Delaware, and further agree that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of July 25, 2014.

TEMPUS INTERMEDIATE HOLDINGS, LLC

By:	/s/ John G. Gulbin III
John G. Gulbin III
Manager

JOHN G. GULBIN III

By:	/s/ John G. Gulbin III
John G. Gulbin III

BENJAMIN SCOTT TERRY

By:	/s/ Benjamin Scott Terry
Benjamin Scott Terry

EXHIBIT 2

STRICTLY CONFIDENTIAL
EXECUTION VERSION

EQUITY TRANSFER AND ACQUISITION AGREEMENT

dated as of

July 15, 2014

by and among

THE TEMPUS GROUP HOLDINGS, LLC,

TEMPUS INTERMEDIATE HOLDINGS, LLC,

MEMBERS,

MEMBERS’ REPRESENTATIVE,
(solely for purposes of Sections 1.3, 6.3, 6.5, 6.7, 6.11, 6.20, 6.21 and 8.6
and Articles II, IX, X, XI and XII)

CHART ACQUISITION CORP.,

and

WARRANT OFFERORS
(solely for purposes of Sections 6.14 and 6.15)

(continued)

(continued)

(continued)

(continued)

ANNEX

Annex A	Members

Annex B	Officers and Directors

APPENDICES

Appendix A	Defined Terms

Appendix B	Warrant Tender Offer Conditions

Appendix C	Certain Matters

EXHIBITS

Exhibit A	Form of Supporting Stockholder Agreement

Exhibit B	Form of Third Amended and Restated Parent Certificate

Exhibit C	Form of Buyer LLC Agreement

Exhibit D	Form of Restructuring Agreement

Exhibit E	Form of Registration Rights Agreement

EQUITY TRANSFER AND ACQUISITION AGREEMENT

THIS EQUITY TRANSFER AND ACQUISITION AGREEMENT (this “Agreement”) is entered into as of this 15th day of July, 2014, among (i) The Tempus Group Holdings, LLC, a Delaware limited liability company (the “Buyer”), (ii) Tempus Intermediate Holdings, LLC, a Delaware limited liability company (the “Company”), (iii) each of the Persons set forth on Annex A (the “Members”, and, together with the Company, the “Seller Parties”), (iv) Benjamin Scott Terry and John G. Gulbin III, as Members’ Representative, solely for purposes of Sections 1.3, 6.3, 6.5, 6.7, 6.11, 6.20, 6.21 and 8.6 and Articles II, IX, X, XI and XII, (v) Chart Acquisition Corp., a Delaware Corporation (“Parent”), and (vi) Chart Acquisition Group LLC, Mr. Joseph Wright and Cowen Overseas Investment LP (the “Warrant Offerors”), solely for purposes of Sections 6.14 and 6.15.  The Buyer, the Company and the Members are referred to herein individually as a “Party” and collectively as the “Parties”.  Capitalized terms not otherwise defined herein have the respective meanings ascribed to them in Appendix A.

RECITALS

WHEREAS, the Company has been formed under the laws of the State of Delaware;

WHEREAS, prior to or concurrently herewith, the Company and the Members have entered into the Restructuring Agreement, which provides for a reorganization (the “Reorganization”) pursuant to which, subject to the receipt of certain consents as provided therein, the Members will contribute the Subsidiaries of the Company to the Company in exchange for all of the issued and outstanding Company Units;

WHEREAS, concurrently herewith, each of Chart Acquisition Group LLC, The Chart Group, L.P., Christopher D. Brady, Joseph Wright and Cowen Overseas Investment LP are entering into a Supporting Stockholder Agreement, in the form attached hereto as Exhibit A, with the Company, Benjamin Scott Terry and John G. Gulbin III pursuant to which each holder of Parent Common Stock party thereto agrees to vote in favor of the Parent Voting Matters, and to cause all Parent Common Stock held by such person not to be redeemed pursuant to the Redemption Offer, in each case on the terms and conditions set forth therein;

WHEREAS, upon the terms and subject to the conditions set forth herein, the Buyer desires to acquire from the Members, and each Member desires to transfer to the Buyer, all of such Member’s Company Units.

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the Parties agree as follows:

ARTICLE I

TRANSFER OF UNITS

1.1           Equity Transfer.  On the terms and subject to the conditions of this Agreement, for the consideration specified in Section 1.2, the Buyer agrees to acquire from each of the Members, and each Member agrees to transfer, assign and deliver to the Buyer, the Acquired Units owned by such Member, free and clear of all Encumbrances (the “Equity Transfer”).

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1.2           Consideration.

(a)           In exchange for the acquisition by the Buyer of the Acquired Units and the covenants of the Members hereunder each Member shall receive, in exchange for each Company Unit held by such Member immediately prior to the Closing the Per Company Unit Consideration, as may be adjusted pursuant to Section 1.3(e).

(b)           Not less than three (3) Business Days prior to Closing, the Company shall prepare and deliver to the Buyer a closing statement setting forth the Company’s good faith estimate of the Adjustment Amount (such estimate, the “Estimated Adjustment Amount”) together with reasonably detailed back-up data to support such estimate of each item from which such amount is calculated.  The Estimated Adjustment Amount shall be prepared in accordance with GAAP and, to the extent consistent with GAAP, in accordance with the practices and procedures of the Company and its Subsidiaries, in each case in accordance with the form, methodology and principles used in preparing the Balance Sheet.  During the preparation and calculation of the Estimated Adjustment Amount, the Company shall, and shall cause its Subsidiaries, to afford the Buyer a reasonable opportunity to review and comment thereon.

(c)           At the Closing, (A) (i) the Buyer shall issue to each Member, in exchange for each issued and outstanding Company Unit then held by such Member, the Per Company Unit Consideration, (ii) the Buyer shall admit each Member as a member of the Buyer holding the applicable number of Buyer Units, which shall be evidenced as provided in Article III of the Buyer LLC Agreement, and (iii) Parent shall issue to each Member a stock certificate (if applicable) evidencing the applicable number of Class B Parent Shares in accordance with the Third Amended and Restated Parent Certificate and the Buyer LLC Agreement and (B) in consideration for the Parent Contribution Amount the Buyer shall issue to Parent a number of Buyer Units, or a number of Buyer Units held by Parent shall be cancelled, as applicable, such that the number of Buyer Units held by Parent equals the number of shares of Parent Common Stock outstanding immediately after the Closing.

1.3           Transfer Price Adjustment.

(a)           Within sixty (60) days following the Closing Date, the Buyer shall deliver to the Members’ Representative a Closing statement (the “Closing Statement”) setting forth the Buyer’s good faith calculation of the Adjustment Amount, including, without limitation, Net Debt, together with reasonably detailed back-up data to support each item from which such amount is calculated.  The Closing Statement shall be prepared in accordance with GAAP and, to the extent not inconsistent therewith, using the same methodologies used in preparing the Balance Sheet, taking into account information that becomes available after the Closing in accordance with GAAP.  The Company shall cooperate with the Buyer in the preparation of the Closing Statement as reasonably requested by the Buyer.

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(b)           The Members’ Representative shall have a period of thirty (30) days following the Buyer’s delivery of the Closing Statement to notify the Buyer of the Members’ Representative’s election to dispute the Closing Statement or any portion thereof.  During such thirty (30)-day period, the Buyer and Parent shall provide the Members’ Representative and its agents and representatives with reasonable access to all books, records and employees of the Company and any of its Subsidiaries, Buyer and Parent (including supporting documents and working papers) to the extent relating to the preparation or review of the Closing Statement.  If (i) at any time during such thirty (30)-day review period, the Members’ Representative delivers written notice to the Buyer of its acceptance of the Closing Statement or (ii) prior to the expiration of such thirty (30)-day review period, the Members’ Representative does not deliver to the Buyer written notice of its disagreement specifying the nature and amount of any disputed item (a “Notice of Disagreement”), then the Closing Statement and any required adjustments resulting therefrom shall be deemed final and binding on the Members and the Members’ Representative.  To the extent that the Members’ Representative delivers a timely Notice of Disagreement, the Members, Buyer and Parent shall be deemed to have agreed with all items and amounts in the Closing Statement not specifically referenced in such Notice of Disagreement, and such items and amounts shall not be subject to review in accordance with this Section 1.3(b) or Section 1.3(d).  Any Notice of Disagreement may reference only disagreements (i) based upon either mathematical errors or amounts reflected in the Closing Statement or (ii) that either the Closing Statement or the calculation of the Adjustment Amount, or any amount contained therein was not prepared in accordance with this Article I (together with any corresponding definitions).

(c)           During the thirty (30)-day period following timely delivery of a Notice of Disagreement by the Members’ Representative to the Buyer, the Buyer and the Members’ Representative shall in good faith seek to resolve in writing any differences that they may have with respect to the matters identified therein, and all such discussions related thereto will (unless otherwise agreed by Buyer and the Members’ Representative) be considered compromise negotiations under Rule 408 of the Federal Rules of Evidence and any applicable similar state rule.  During such thirty (30)-day period, the Members’ Representative shall provide the Buyer and its Representatives with reasonable access, during normal business hours and upon reasonable prior notice to the Members’ Representative, to the working papers of the Members’ Representative and its Representatives relating to such Notice of Disagreement.  Any disputed items resolved in writing between the Members’ Representative and the Buyer within such thirty (30)-day period shall be final and binding with respect to such items, and if the Members’ Representative and the Buyer agree in writing on the resolution of all disputed items specified by the Members’ Representative in the Notice of Disagreement, the Adjustment Amount as so determined shall be final and binding on the Parties.

(d)           In the event that the Members’ Representative and the Buyer are unable to resolve all disputed items in the Notice of Disagreement within thirty (30) days following the date upon which the Buyer received written notice from the Seller Parties disputing the Closing Statement, then within ten (10) days after the expiration of such thirty (30)-day period, the Buyer and the Members’ Representative shall submit, in writing, to the Accounting Firm, their briefs detailing their views as to the nature and amount of each item remaining in dispute, and the Accounting Firm shall make a written determination as to each such disputed item, which determination shall be final and binding for purposes of this Agreement.  The Accounting Firm shall be (i) engaged by the Buyer and the Members’ Representative on a joint basis and (ii) authorized to resolve only those items remaining in dispute between the parties in accordance with the provisions of this Section 1.3 within the range of the difference between the Buyer’s position with respect thereto and the Members’ Representative’s position with respect thereto.  The determination of the Accounting Firm shall be accompanied by a certificate of the Accounting Firm that it reached such determination in accordance with the provisions of this Section 1.3.  The Buyer and the Members’ Representative shall request that the Accounting Firm render its determination prior to the expiration of sixty (60) days after the dispute is submitted to the Accounting Firm, and such determination and any required adjustments resulting therefrom shall be final and binding on all of the Parties and the Members’ Representative.  The fees and expenses of the Accounting Firm shall be paid by the Company.

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(e)           Following the final determination of the Adjustment Amount, (i)(A) if the Adjustment Amount is greater than the Estimated Adjustment Amount, the Schedule of Members (as defined in the Buyer LLC Agreement) shall be adjusted to reflect the cancellation of the number of Buyer Units held by the Members, and (B) if the Estimated Adjustment Amount is greater than the Adjustment Amount, the Schedule of Members (as defined in the Buyer LLC Agreement) shall be adjusted to reflect the issuance of the number of Buyer Units to the Members, in each case equal to the product of (x) such excess, divided by (y) $10, and (ii) in accordance with Article IV of the Third Amended and Restated Parent Certificate and the Buyer LLC Agreement, Parent shall reacquire and cancel Class B Parent Shares held by the Members or issue additional Class B Parent Shares to the Members, as applicable (and Parent shall cancel and/or issue certificates representing such Class B Parent Shares as needed to evidence such issuances or cancellations of  such Class B Parent Shares), such that the number of Class B Parent Shares held by a Member at all times equals the number of Buyer Units held by such Member.  Any cancellation or issuance pursuant to the foregoing shall be pro rata among the Members in proportion to the number of issued and outstanding Company Units held by such Member immediately prior to the Closing as compared to the total number of Company Units held by all Members immediately prior to the Closing.

1.4           Withholding of Tax.  The Buyer (or any other payor) shall be entitled (but not obligated) to deduct and withhold from the consideration otherwise payable to the Members pursuant to this Agreement such amounts as the Buyer shall determine in good faith are required to be deducted and withheld with respect to the making of such payment under the Code or any provision of federal, state, local or foreign Tax Law.  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Members.

ARTICLE II

CLOSING

2.1           Time and Place of the Closing.  The Closing shall take place at the offices of Morrison & Foerster LLP, 1650 Tysons Boulevard, Suite 400, McLean, Virginia, remotely via the exchange of documents and signatures by facsimile or electronic delivery, on the third (3rd) Business Day after the satisfaction or waiver of the conditions set forth in Article VII and Article VIII (other than those conditions that, by their nature, are to be satisfied at the Closing) or on such other date as the Buyer and the Members’ Representative mutually agree.

2.2           Deliveries.  At the time of the Closing, (a) each of the Seller Parties and the Members’ Representative shall deliver to the Buyer the various certificates, instruments and documents referred to in Section 7.6 below to be delivered by it and (b) Parent and the Buyer shall deliver to each Member, in exchange for each issued and outstanding Company Unit then held by such Member, the Per Company Unit Consideration as set forth in Section 1.2(c) above and each of Parent and the Buyer shall deliver or cause to be delivered to the Members the certificates, instruments and documents referred to in Section 8.6 below to be delivered by it.

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ARTICLE III

REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY

As a material inducement to the Buyer to enter into this Agreement and to consummate the Transactions, except as set forth on the correspondingly numbered section or subsection of the Company Schedules (it being agreed that the disclosure of any item in one section or subsection thereof shall be deemed included on any other section or subsection and to modify each other representation or warranty (even if such representation or warranty does not reference the Company Schedules) to which the relevance of such item is reasonably apparent on its face), the Company represents and warrants to the Buyer, as of the date hereof and as of the Closing Date, as follows:

3.1           Organization and Corporate Power.

(a)           The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware, and is qualified or registered to do business and in good standing in each jurisdiction where the nature of its activities makes such qualification or registration necessary, except where the failure to be so qualified, registered or in good standing is not reasonably expected to result in a Material Adverse Effect on the Company and its Subsidiaries (taken as a whole).  Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, and is qualified or registered to do business and in good standing in each jurisdiction where the nature of its activities makes such qualification or registration necessary, except where the failure to be so qualified, registered or in good standing is not reasonably expected to result in a Material Adverse Effect on the Company and its Subsidiaries (taken as a whole).  The Company and each of its Subsidiaries has the full corporate or limited liability company (as applicable) power and authority necessary to own and operate its properties and to conduct its business as now conducted.  Complete and accurate copies of the organizational documents of the Company and each of its Subsidiaries (as in effect prior to amendment in connection with the Reorganization) have been delivered to the Buyer prior to the date hereof and reflect all amendments made thereto at any time prior to the date of this Agreement.  A complete and accurate copy of the limited liability company agreement of the Company is attached as Exhibit O to the Restructuring Agreement and, as of the Closing, the limited liability company agreement of each of Subsidiaries of the Company is substantially in the form attached as Exhibit P to the Restructuring Agreement.  Neither the Company nor any of its Subsidiaries is in default under or in violation of any provision of its operating agreement or other organizational document or any resolution adopted by its members or managers.

(b)           Schedule 3.1 lists each Subsidiary of the Company and sets forth all jurisdictions in which the Company and its Subsidiaries are qualified or registered to do business.  The books of account and transfer ledgers of the Company and each of its Subsidiaries are accurate, up-to-date and complete, and have been maintained in accordance with prudent business practices and all applicable Laws.  Following the completion of the 351 Exposure Statement, the Seller Parties shall cause to be delivered to Buyer a statement of the tax basis of the assets of the Company and its Subsidiaries that is complete and accurate in all material respects.  There have been no meetings or other Proceedings or actions, resolutions or consents of the members of the Company or any of its Subsidiaries or the managers of the Company or any of its Subsidiaries that are not fully reflected in such minutes.  Neither the Company nor any of its Subsidiaries has conducted any business under or otherwise used, for any purpose, any fictitious name, assumed name, trade name or other name, other than the names set forth on Schedule 3.1.

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3.2           Authority for Agreement.  The Company has full limited liability company power, authority and legal right to enter into and perform its obligations under the Transaction Documents to which it is or will be a party and to consummate the Transactions.  The managers and the members of the Company have unanimously authorized the Company’s execution, delivery and performance of the Transaction Documents and the consummation of the Transactions and the Company has provided the Buyer with a true, correct and complete copy of each such authorization.  No other limited liability company proceedings on the part of the Company, or any member of the Company, are, or will be, necessary to approve and authorize the Company’s execution, delivery and performance of the Transaction Documents or consummation of the Transactions.  The Transaction Documents to which the Company is a party have been or will be duly executed and delivered by the Company and, assuming due execution and delivery by all counterparties thereto, are or will be legal, valid and binding obligations of the Company, enforceable against it in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights in general or the rules governing availability of specific performance, injunctive relief or other equitable remedies and general principals of equity, regardless of whether considered in a Proceeding in equity or at law (the “Bankruptcy and Equity Exceptions”).

3.3           No Violation to Result.  Other than with respect to the Securities Laws or as may be required by reason of Parent’s or the Buyer’s participation in the Transactions, and assuming all consents or filings set forth on Schedule 3.3 are obtained or made, the execution, delivery and performance by the Company of the Transaction Documents to which the Company is a party and the consummation by the Company of the Transactions and the fulfillment by the Company of the terms hereof and thereof, do not and will not, directly or indirectly (with or without notice or lapse of time, or both):  (a) violate, breach, conflict with, constitute a default under, accelerate or permit the acceleration of the performance required by (i) any of the terms of the operating agreement or other organizational documents of the Company or any of its Subsidiaries or any resolution adopted by the managers or members of the Company or any of its Subsidiaries, (ii) any Material Contract to which the Company or any of its Subsidiaries is a party or by which they or their assets are bound, or (iii) any Law or other legal requirement of any Governmental Authority applicable to the Company or any of its Subsidiaries; (b) give any Person the right to declare a default or exercise any remedy or accelerate performance or maturity under any Material Contract or cancel, terminate or modify any Material Contract; (c) give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any material permit or license that is held by the Company or any of its Subsidiaries or that otherwise is used in or necessary for the Company’s or any of its Subsidiaries’ business or any of the assets owned or used by the Company or any of its Subsidiaries; or (d) result in the creation or imposition of any material Encumbrance or restriction (other than as expressly provided in the Transaction Documents) in favor of any Person (other than the Buyer) upon any of the Acquired Units or any of the properties or assets of the Company or any of its Subsidiaries under any Contract entered into by the Company or its Subsidiaries, except, in the case of each of (a)(ii), (a)(iii) and (b), where the failure of such representations and warranties to be so true and correct is not material to the Company and its Subsidiaries (taken as a whole).  No notice to, filing with, or consent of any Governmental Authority under any Law or any Person under any Material Contract is necessary in connection with, and no “change of control” provision in any Material Contract is, or will be, triggered by, the authorization, approval, execution, delivery or performance by the Company or any of its Subsidiaries of the Transaction Documents or the consummation by the Company or any of its Subsidiaries of the Transactions pursuant thereto, except (x) as set forth on Schedule 3.3, (y) under the Exchange Act, the Securities Act or other federal or state securities, “blue sky” or takeover Laws and any rules or regulations promulgated thereunder (collectively, the “Securities Laws”) or (z) any notice, filing or consent, the failure of which to be made or obtained, as applicable, is not material to the Company and its Subsidiaries (taken as a whole).

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3.4           Capitalization.

(a)           As of the date hereof (without giving effect to the Reorganization), the ownership of the issued and outstanding membership interests of each of the Company and its Subsidiaries are set forth on Schedule 3.4(a).  Immediately following consummation of the Reorganization, the Members are the sole record and beneficial owners of all of the issued and outstanding membership interests of the Company.

(b)           All of the issued and outstanding membership interests or other equity securities of the Company and each of its Subsidiaries have been duly authorized and validly issued, and are fully paid and non-assessable.  Except as set forth on Schedule 3.4(b), following the consummation of the Reorganization, all of the outstanding membership interests or other equity securities of each Subsidiary of the Company will be owned, directly or indirectly, by the Company, free and clear of any Encumbrances other than applicable Securities Laws.  Except as set forth on Schedule 3.4(b), no restrictions on transfer, repurchase option, right of redemption, preemptive rights, proxies, membership agreements, rights of first refusal or other similar agreements or rights exist with respect to the membership interests or other equity securities of the Company or any of its Subsidiaries and no such rights will arise by virtue of the Transactions, in each case, other than as set forth in the applicable operating agreement or other organizational documents of such entity, the Restructuring Agreement and the other agreements to be delivered in connection therewith and in the Transaction Documents.

(c)           There is no:  (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire or sell or issue any membership interests or other equity securities of the Company or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exercisable or exchangeable for any membership interests or other equity securities of the Company or any of its Subsidiaries; or (iii) Contract under which the Company or any of its Subsidiaries is or may become obligated to acquire, sell or otherwise issue any of its membership interests or other equity securities; in each case, other than as set forth in the applicable operating agreement or other organizational documents of such entity or the Restructuring Agreement and other agreements to be delivered in connection therewith.  There are no outstanding restricted securities, phantom securities or other equity-based compensation arrangements, profit participation or other similar rights with respect to the Company or any of its Subsidiaries.

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(d)           All membership interests or other equity securities of the Company and each of its Subsidiaries have been issued in compliance with all applicable Securities Laws and other applicable legal requirements.  Neither the Company nor any of its Subsidiaries is obligated to redeem or otherwise acquire any of its outstanding membership interests or other equity securities other than as set forth in the applicable operating agreement or other organizational documents of such entity.

(e)           Except as set forth on Schedule 3.4(e), (i) neither the Company nor any of its Subsidiaries has with respect to any Person other than the Company and its Subsidiaries any direct or indirect debt, equity or other investment or interest in any Person or (ii) neither the Company nor any of its Subsidiaries has any commitments to contribute to the capital of, or make loans to or share losses of, any Person other than the Company and its Subsidiaries (either pursuant to a written Contract or a Contract in the process of being negotiated).

3.5           Financial Statements.

(a)           Schedule 3.5(a) includes true, complete and correct copies of the Year-End Financials.  The Year-End Financial Statements (i) were prepared consistent with the Company’s and its Subsidiaries’ books and records, (ii) present fairly in all material respects the combining financial position of the Company and its Subsidiaries as of the respective dates thereof and the combining results of the Company’s and its Subsidiaries’ operations and cash flows for the periods thereof, and (iii) have been prepared in accordance with GAAP.

(b)           Following the completion of the Required Financial Statements, the Seller Parties shall, pursuant to Section 6.24, deliver to Parent and the Buyer as a supplement to Schedule 3.5(a) true, complete and correct copies of the Required Financial Statements.  Each of the Required Financial Statements (including in all cases the notes thereto, if any) (i) was prepared consistent with the Company’s and its Subsidiaries’ books and records, (ii) presents fairly in all material respects the financial position of the Company and its Subsidiaries as of the respective dates thereof and the results of the Company’s and its Subsidiaries’ operations and cash flows for the periods thereof, (iii) has been prepared in accordance with GAAP (provided that any interim financial statements included in the Required Financial Statements will not include footnote disclosures and other presentation items not required by GAAP to be included in interim financial statements and will not include year-end adjustments) and (iv) to the extent required for inclusion in the Public Disclosure Documents, when filed, mailed or distributed, as applicable, shall comply, in all material respects, with the applicable requirements of the Exchange Act, Regulation S-X and the published general rules and regulations of the SEC.

(c)           Except as set forth on Schedule 3.5(a), since the Balance Sheet Date, there has been no material change in the Company’s or its Subsidiaries’ accounting policies, except for any such change required because of a concurrent change in GAAP.  The Company has delivered to the Buyer copies of each management letter or other letter delivered to the Company or any of its Subsidiaries by its accounting firm in connection with the Financial Statements or relating to any review by such accounting firm of the internal controls of the Company and its Subsidiaries.

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(d)           Any financial statements (and the notes thereto, if any) of the Company and its Subsidiaries delivered pursuant to the terms of this Agreement shall, when delivered, (i) be prepared consistent with the Company’s and its Subsidiaries’ books and records, (ii) present fairly in all material respects the financial position of the Company and its Subsidiaries as of the respective dates thereof and the results of the Company’s and its Subsidiaries’ operations and cash flows for the periods indicated (with respect to the Year-End Financial Statements, on a combining basis), (iii) be prepared in accordance with GAAP (provided that any unaudited financial statements included in the Required Financial Statements will not include footnote disclosures and other presentation items not required by GAAP to be included in interim financial statements and will not include year-end adjustments), and (iv) to the extent required for inclusion in the Public Disclosure Documents, when filed, mailed or distributed, as applicable, comply, in all material respects, with the applicable requirements of the Exchange Act, Regulation S-X and the published general rules and regulations of the SEC.

(e)           Schedule 3.5(e) provides a breakdown and aging of all accounts receivable, notes receivable and other receivables of the Company and its Subsidiaries as of May 31, 2014 that is accurate in all material respects.  All existing accounts receivable (net of any allowances for doubtful accounts) of the Company and its Subsidiaries (including those accounts receivable reflected on the Balance Sheet that have not yet been collected and those accounts receivable that have arisen since the Balance Sheet Date and have not yet been collected) represent valid obligations to the Company and its Subsidiaries arising from bona fide transactions entered into in the ordinary course of business.  Except as set forth on Schedule 3.5(e), no Person has any Encumbrance, other than a Permitted Encumbrance, on such receivables or any part thereof, and no agreement for deduction, free goods, discount or other deferred price or quantity adjustment shall have been made with respect to any such receivables.

(f)           The Company and its Subsidiaries have established and maintain, or will establish prior to the Company Schedule Update Date and through the Closing Date, disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act.  The Company’s and its Subsidiaries’ disclosure controls and procedures are, or as of Company Schedule Update Date and through the Closing Date will be, reasonably designed to ensure that all material information required to be disclosed by the Company or its Subsidiaries in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s or its Subsidiares’ management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.  Based on its then-most recent evaluation of internal controls over financial reporting prior to the date thereof, management of the Company and its Subsidiaries will have disclosed to the Company’s and its Subsidiaries’ auditors prior to the Company Schedule Update Date (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s and its Subsidiaries’ ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s and its Subsidiaries’ internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to the Buyer, in each case as discovered or determined to exist pursuant to such evaluation.

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3.6           Liabilities.  There are no Liabilities of the Company or its Subsidiaries (excluding, for the sake of clarity, the Excluded Entities), other than:  (a) Liabilities reflected on the Balance Sheet and not previously paid or discharged; (b) Liabilities that would not be required to be reflected on a balance sheet of the Company and its Subsidiaries (excluding, for the sake of clarity, the Excluded Entities) prepared in accordance with GAAP; (c) Liabilities incurred after the Balance Sheet Date arising in the ordinary course of business and consistent with past practice; (d) Liabilities under, or expressly permitted or required to be incurred in accordance with, the Transaction Documents or the Transactions; (e) performance obligations under this Agreement or the other Transaction Documents; (f) performance obligations under Contracts entered into in the ordinary course of business (none of which results from, arises out of, relates to or was caused by any breach of contract or breach of warranty); or (g) Expenses.  As of the date hereof, neither the Company nor any of its Subsidiaries is a guarantor of Indebtedness of any other Person other than endorsements for collection in the ordinary course of business.  Schedule 3.6 provides an accurate and complete breakdown as of May 31, 2014 of all Indebtedness of the Company and its Subsidiaries.  Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, (a) any Contract associated with off-balance sheet financing, including any arrangement for the sale of receivables, (b) any hedging, derivatives or similar Contract or arrangement, (c) any sale-leaseback arrangement or synthetic lease, or (d) any Contract pursuant to which the Company or any of its Subsidiaries is obligated to make any capital contribution or other investment in or loan to any Person.

3.7           Adverse Changes.  Except as set forth on Schedule 3.7, since the Balance Sheet Date, (a) the Company and each of its Subsidiaries has operated its business in the ordinary course and consistent with past practice; (b) the Company and its Subsidiaries (taken as a whole) have not suffered a Material Adverse Effect or any effect, event or change that individually or in the aggregate is reasonably expected to have a Material Adverse Effect on the Company and its Subsidiaries (taken as a whole); and (c) neither the Company nor any of its Subsidiaries has taken any action, omitted any action or entered into any agreement or understanding that, if taken, omitted or entered into following the date hereof, would constitute a breach of Section 6.2 hereof.

3.8           Employee Benefit Plans.

(a)           Schedule 3.8(a) sets forth a true, correct, and complete list of each Benefit Plan, other than immaterial fringe benefits.  None of any current or former employee, director, consultant or independent contractor of the Company or any of its Subsidiaries would receive benefits under any arrangement that would meet the definition of “Benefit Plan” where any of the Company’s or any of its Subsidiaries’ Affiliates’ maintain, sponsor or contribute to such arrangement.

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(b)           There has been delivered to the Buyer, with respect to each Benefit Plan, the following:  (i) a copy of the annual report (if required under ERISA) with respect to each such Benefit Plan for the most recent plan year (including all schedules and attachments); (ii) a copy of the summary plan description, together with each summary of material modification required under ERISA with respect to such Benefit Plan; (iii) a true and complete copy of each written Benefit Plan document and all amendments thereto that have been adopted since the most recent plan restatement; (iv) all trust agreements, insurance contracts and other funding instruments with respect to each funded or insured Benefit Plan; and (v) copies of all nondiscrimination and top-heavy testing reports for the most recent plan year with respect to each Benefit Plan that is subject to nondiscrimination and/or top-heavy testing.

(c)           Each Benefit Plan and each related trust has been maintained and administered in accordance in all material respects with its governing instruments and in all material respects with all applicable Laws, including, but not limited to, ERISA and the Code.  All payments and contributions by the Company or any of its Subsidiaries required by any Benefit Plan, by any collective bargaining agreement or by applicable Law (including all employee and employer contributions, insurance premiums, or intercompany charges) have been timely made when due in amounts not in excess of the limits imposed by the terms of such Benefit Plan or applicable Law for the relevant period to which such payments or contributions relate, except, in each case, as would not result in any material liability to the Company or any of its Subsidiaries.  All unpaid amounts attributable to any such Benefit Plan for any period prior to the Closing Date are accrued on the Company’s and its Subsidiaries’ books and records in accordance in all material respects with GAAP.

(d)           Each Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS or is maintained under a prototype or volume submitter plan and may rely upon a favorable opinion or advisory letter issued by the IRS with respect to such prototype or volume submitter plan. To the Knowledge of the Company, nothing has occurred that is reasonably likely to adversely affect such determination, opinion, or advisory letter or cause such Benefit Plan to lose its tax-exempt status.

(e)           With respect to each applicable Benefit Plan: (i) no non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code or Section 406 of ERISA, has occurred that is reasonably likely to result in material liability to the Company or any of its Subsidiaries; (ii) there are no actions, suits or claims pending, or threatened in writing or anticipated (other than routine claims for benefits) against any such Benefit Plan or fiduciary thereto or against the assets of any such Benefit Plan; (iii) there are no audits, inquiries or Proceedings pending or threatened in writing by any Governmental Authority with respect to any such Benefit Plan; (iv) no matters are currently pending with respect to any such Benefit Plan under the Employee Plans Compliance Resolution System maintained by the IRS or any similar program maintained by any other Governmental Authority; and (v) there has been no breach of fiduciary duty (including violations under Part 4 of Title I of ERISA) that has resulted or is reasonably likely to result in a material Liability to the Company or any of its Subsidiaries or any of their respective employees.

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(f)            No Benefit Plan provides for health or life benefits for former directors, officers or employees (or any spouse or former spouse or other dependent thereof), other than benefits required by Section 4980B of the Code, Part 6 of Title I of ERISA, or similar provisions of state law.

(g)           Other than as set forth on Schedule 3.8(g), none of the benefits under each Benefit Plan, with the exception of any flexible spending arrangements subject to Sections 125 of the Code, are self-insured.

(h)           Each Benefit Plan, to the extent applicable, is in compliance, in all material respects, with the continuation coverage requirements of Section 4980B of the Code, Section 601 through 608 of ERISA, the Patient Protection and Affordable Care Act of 2010 and the regulations thereunder, the Health Care and Education Reconciliation Act of 2010 and the regulations thereunder, the Americans with Disabilities Act of 1990, as amended, and the regulations thereunder, the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations thereunder (including, but not limited to, 45 CFR Parts 142, 160, 162 and 164), the Womens Health and Cancer Rights Act of 1998, the Mental Health Parity Act of 1996, the Newborns’ and Mothers’ Health Protection Act of 1996 and the Family Medical Leave Act of 1993, as amended, as such requirements affect the Company or any of its Subsidiaries and their respective employees.  There are no outstanding, uncorrected violations under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, with respect to any of the Benefit Plans, covered employees or qualified beneficiaries that would be reasonably likely to result in a material Liability to the Company or any of its Subsidiaries.

(i)           No Benefit Plan, and neither the Company nor any of its Subsidiaries nor any ERISA Affiliate thereof currently maintains, contributes to or participates in, nor does the Company or any of its Subsidiaries or any ERISA Affiliate thereof have any obligation to maintain, contribute to or otherwise participate in, or have any Liability or other obligation (whether accrued, absolute, contingent or otherwise) under, any (i) “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (ii) ”multiple employer plan” (within the meaning of Section 413(c) of the Code), (iii) “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA),or (iii) plan that is subject to the provisions of Title IV of ERISA or Sections 412 or 430 of the Code.  Other than as set forth on Schedule 3.8(i), no Benefit Plan is maintained through a professional employer organization.

(j)           All reports, forms and other documents required to be filed with any Governmental Authority or furnished to employees with respect to any Benefit Plan (including summary plan descriptions, Forms 5500 and summary annual reports) have been timely filed or furnished and are accurate in all material respects.

(k)           The execution and delivery by the Company of the Transaction Documents, either alone or in combination with another event (where such event would not alone have an effect described in this sentence), and the consummation of the Transactions, will not (i) conflict with or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation, modification, increase of compensation payable or acceleration of any obligation or loss of any benefit under any Benefit Plan, trust or loan that will result in any material payment (whether of severance pay or otherwise or any bonus, distribution, increase in benefits or obligation to fund benefits), or acceleration, forgiveness of indebtedness, or vesting, (ii) result in any payment or provide any benefit by the Company or any of its Subsidiaries that would constitute an “excess parachute payment”, within the meaning of such term under Section 280G of the Code, or (iii) result in a tax gross-up payment.

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(l)            Other than as set forth on Schedule 3.8(l), none of the Benefit Plans (i) provides for the payment of separation, severance, termination or similar-type benefits to any Person, or (ii) obligates the Company or any of its Subsidiaries to pay separation, severance, termination or similar-type benefits solely as a result of any transaction.

(m)           Each Benefit Plan, employment agreement, or other contract, plan, program, agreement or arrangement that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has been in compliance in all material respects with Section 409A of the Code and the applicable guidance thereunder; and no additional Tax under Section 409A(a)(1)(B) of the Code has been or is reasonably likely to be incurred by a participant in any such Benefit Plan, employment agreement, or other contract, plan, program, agreement or arrangement.  Neither the Company nor any of its Subsidiaries nor any ERISA Affiliate thereof, is a party to, or otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of Taxes imposed by Section 409A(a)(1)(B) of the Code.  No right to acquire the membership interests or other equity securities of the Company or any of its Subsidiaries (i) has an exercise price that was less than the fair market value of the underlying equity as of the date such right was granted, (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise of disposition of such right, or (iii) can be considered a class of securities of the Company or any of its Subsidiaries that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A of the Code).

(n)           Neither the Company nor any of its Subsidiaries thereof sponsors, maintains or contributes to, or is obligated to contribute to, any material Benefit Plan that is maintained outside the United States primarily for the benefit of Persons substantially all of whom are “nonresident aliens” within the meaning of Section 4(b)(4) of ERISA.

3.9           Employee Matters.

(a)           Schedule 3.9(a) contains a complete and correct list (i) as of May 31, 2014, of all employees of the Company and the Subsidiaries (the “Company Employees”), including each Company Employee’s name, hire date, base salary or wage rate, target annual incentive compensation (if any), and status as exempt or non-exempt, the 2013 compensation paid to such Company Employee, and the accrued vacation time and sick leave of such Company Employee, and (ii) as of April 23, 2014, all individuals currently performing services for the Company or its Subsidiaries who are classified as independent contractors or otherwise classified as non-employees, including each such individual’s name and compensation (the “Company Contractors”).  Except as set forth on Schedule 3.9(a), the Company Employees are employed on an at-will basis, such that their employment may be terminated at will at any time with or without cause and without Liability for payment of damages or severance.  As of the date hereof, to the Knowledge of the Company, no officer has any plans to terminate his or her employment relationship with the Company or any of its Subsidiaries.  Except as set forth on Schedule 3.9(a), to the Knowledge of the Company, there are no agreements between any officer and any other Person that would restrict, in any manner, such Person’s ability to perform services for the Company, its Subsidiaries or the Buyer or the right of any of them to compete with any Person or the right of any of them to sell to or purchase from any other Person.

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(b)           Neither the Company nor any of its Subsidiaries is, or, since December 31, 2009 has been, bound by or subject to (and none of its assets or properties are bound by or subject to) any arrangement with any labor union or other collective bargaining representative.  No Company Employee is, or since December 31, 2009 has been, represented by any labor union or covered by any collective bargaining agreement in his or her capacity as an employee of the Company or its Subsidiaries and, to the Knowledge of the Company, no informal or formal efforts or campaign to establish such representation is in progress.  With respect to the Company and its Subsidiaries, there is no pending or, to the Knowledge of the Company, threatened (i) strike, slowdown, picketing, work stoppage or material employee grievance process or (ii) material complaint, grievance or Proceeding against the Company or any of its Subsidiaries relating to the alleged violation by the Company or any of its Subsidiaries of any Law pertaining to labor relations or employment matters, including any such charge or complaint filed by a Company Employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission or any comparable Governmental Authority.  To the Knowledge of the Company, as of the date hereof, there is no (x) Company Employee or union organizational activity affecting the Company or any of its Subsidiaries, or (y) application for certification of a collective bargaining agent for Company Employees.

(c)           The Company and each of its Subsidiaries is and has been, since December 31, 2009, in material compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, and wages and hours, including any such Laws regarding employment documentation, equal employment opportunities, fair employment practices, plant closings and mass layoffs (including the Worker Adjustment and Retraining Notification Act and similar applicable Laws), sexual harassment, discrimination based on sex, race, disability, health status, pregnancy, religion, national origin, age or other tortious conduct, workers’ compensation, family and medical leave, the Immigration Reform and Control Act, and occupational safety and health requirements.  Neither the Company nor any of its Subsidiaries is liable for the payment of any material compensation, damages, Taxes, fines, penalties or other amounts, however designated, for failure to comply with any of the foregoing.

(d)           Except as set forth on Schedule 3.9(d), as of the date hereof, there are no claims, disputes, grievances, controversies, or other actions pending or, to the Knowledge of the Company, threatened before any Governmental Authority or arbitration tribunal between the Company or any of its Subsidiaries and any of their respective present or former Company Employees.

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(e)           All Persons classified by the Company and its Subsidiaries as non-employees, including but not limited to independent contractors, consultants or otherwise, do and have satisfied since December 31, 2009 the requirements of Law to be so classified, and the Company and each of its Subsidiaries has fully and accurately reported its compensation on IRS Forms 1099 when required to do so, except, in each case, as would not result in a material Liability of the Company and its Subsidiaries (taken as a whole).  Similarly, all Company Employees classified as “exempt” do and have satisfied since December 31, 2009 the requirements of Law to be so classified, except, in each case, as would not result in a material liability of the Company.  Without limiting the generality of the foregoing, no individual who has performed services for or on behalf of the Company or any of its Subsidiaries since December 31, 2009 and who has been treated by the Company or any of its Subsidiaries as a non-employee, whether as an independent contractor, consultant or otherwise since December 31, 2009, is classifiable as a “leased employee” within the meaning of Section 414(n)(2) of the Code with respect to the Company or any of its Subsidiaries, except, in each case, as would not result in a material Liability of the Company and its Subsidiaries (taken as a whole).

(f)           To the Knowledge of the Company, no third party has claimed any Company Employee (i) has violated or may be violating any of the terms or conditions of his employment, non-competition, non-solicitation or non-disclosure agreement with such third party, (ii) has or may have disclosed or utilized any trade secret or proprietary information or documentation of such third party, or (iii) has interfered or may be interfering in the employment relationship between such third party and any of its present or former employees.  To the Knowledge of the Company, no Person employed by the Company or any of its Subsidiaries has employed any trade secret or any information or documentation proprietary to any former employer or violated any confidential relationship that such Person may have had with any third party, in connection with the development, manufacture or sale of any Product or proposed Product or the development or sale of any service or proposed service of the Company or any of its Subsidiaries.

(g)           Schedule 3.9(g) lists all Company Employees who are currently on leave relating to work-related injuries and/or receiving disability benefits under any Benefit Plan.  Schedule 3.9(g) also lists all Company Employees who are on a leave of absence (whether paid or unpaid), the nature of the leave of absence (such as military leave or medical leave), the expected return date, and whether reinstatement of each Company Employee on a leave of absence is guaranteed by Contract or applicable Laws (including the Family and Medical Leave Act).

3.10         Taxes.  Except as disclosed on Schedule 3.10:

(a)           The Company and each of its Subsidiaries have filed (or has had filed on its behalf) on a timely basis all Tax Returns it is required to have filed and all such Tax Returns are correct and complete in all respects.

(b)           All Taxes required to have been paid by the Company and its Subsidiaries (whether or not shown on any Tax Return) have been paid on a timely basis.  To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has any material Liability with respect to Taxes in excess of the amounts accrued with respect thereto that are reflected in the Year-End Financials, except for any Liability with respect to such Taxes that has been incurred in the ordinary course of business since the date of such Financial Statements.  Neither the Company nor any of its Subsidiaries has participated in a “Tax amnesty” or similar program offered by any Taxing Authority to avoid the assessment of any Tax.

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(c)           No written claim has been received since December 31, 2012 by the Company or any of its Subsidiaries from a Taxing Authority for a jurisdiction that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction or has an obligation to file Tax Returns, in each case with respect to any Tax of a type for which the Company or any of its Subsidiaries did not file a Tax Return with, or pay Tax imposed by, such jurisdiction for the most recently ended taxable period for which such a Tax payment or Tax Return was due.

(d)           There is no audit or other Proceeding presently pending or threatened in writing with regard to any Tax Liability or Tax Return of the Company or any of its Subsidiaries or any Seller Party or Tax Owner relating to any of the Company’s Subsidiaries (other than any Seller Party who has never owned more than 40% of any of the Company’s Subsidiaries).  To the Knowledge of the Company, there are no disclosures filed with any Taxing Authority relating to any Tax Returns of any of the Company’s Subsidiaries or inconsistency between Tax reporting positions with respect to the Company’s Subsidiaries that reasonably may be expected to result in the assertion of any claim by any Taxing Authority with respect to any taxable period for which Tax Returns are required to have been filed or Tax is required to have been paid by or with respect to the Company or its Subsidiaries.

(e)           Neither the Company nor any of its Subsidiaries has been a beneficiary of or participated in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(1) that was, is or, to the Knowledge of the Company, will be required to be disclosed under Treasury Regulations Section 1.6011-4.

(f)           Neither the Company nor any of its Subsidiaries (i) is a party to any currently effective Tax sharing agreement, or similar agreement regarding the allocation of Tax attributes, exemptions, or liabilities or any agreement under which the Company or any of its Subsidiaries agreed to pay, reimburse or indemnify any other Person for Taxes that may be imposed on such Person, or (ii) has any obligation to any other Person under such an agreement to which it previously had been a party.

(g)           Since January 1, 2014, neither the Company nor any of its Subsidiaries has taken any action not in accordance with past practice that would have the effect of deferring any material measure of Tax from a period (or portion thereof) ending on or before the Closing Date to a period (or portion thereof) beginning after the Closing Date.

(h)           Neither the Company nor any of its Subsidiaries has a “permanent establishment” in any foreign country, as defined in any applicable Tax treaty or convention between the United States of America and such foreign country, and has not otherwise taken steps or conducted business operations that have exposed it to the taxing jurisdiction of a foreign country.

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(i)           Neither the Company nor any of its Subsidiaries (i) has ever been a party to any joint venture, partnership or other agreement or arrangement that was or is treated or required to be treated as a partnership for federal income Tax purposes other than such an entity all of the ownership interest were owned, directly or indirectly, solely by the Members or (ii) has ever owned any interest in an entity (other than the Company’s Subsidiaries) that either was or is treated or required to be treated as an entity disregarded as separate from its owner for federal Tax purposes or is an entity as to which an election pursuant to Treasury Regulations Section 301.7701-3 has been made.  At all times since its formation, each of the Company and its Subsidiaries has been validly treated as a partnership for federal tax purposes pursuant to Treasury Regulations Section 301.7701-3(b)(1)(i) at any time when it had more than two owners, and at all other times validly treated as an entity disregarded as separate from its owner for federal Tax purposes pursuant to Treasury Regulations Section 301.7701-3.

3.11         Property.

(a)           Schedule 3.11(a) sets forth a complete and accurate list of each real property owned by the Company or one of its Subsidiaries (the “Owned Company Properties”).  Except as set forth on Schedule 3.11(a), the Company, or a Subsidiary, as the case may be, holds good and marketable fee title to each Owned Company Property free and clear of all Encumbrances (other than Permitted Encumbrances).  The Company has delivered to Buyer true, correct and complete copies of all title policies and most current surveys in its possession for the Owned Company Properties.

(b)           Except as previously disclosed to Buyer, none of the Company or any of its Subsidiaries is in receipt of any written notice of any existing, uncured violation of any material Law affecting any of the Owned Company Properties.  No part of any Owned Company Property is subject to any building or use restrictions that would materially prevent or materially restrict the ongoing use and operation of the Company as currently operated.

(c)           Except as previously disclosed to Buyer: (i) no rezoning proceedings are pending or threatened in writing with respect to any of the Owned Company Properties, (ii) the Company has not received written notice of any uncured violations of any zoning, building or similar Law regarding any of the Owned Company Properties, (iii) there does not exist any actual or threatened (in writing) condemnation or eminent domain proceedings that materially and adversely affects any Owned Company Property and (iv) no Governmental Authority has issued any written order or directive to the Company or its Subsidiaries requiring any improvements, additions, alternations, repair or construction to be performed on any Owned Company Property.

(d)           No Owned Company Property or portion thereof has suffered any material damage by fire or other casualty that has not heretofore been substantially restored, or for which adequate insurance proceeds are not available for restoration and for rent loss.  If any portion of any Owned Company Property is located in a special flood hazard area, the Company has maintained or caused to be maintained flood hazard insurance as required by any lender with a security interest in said Owned Company Property.

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(e)           Except as previously disclosed to Buyer, neither Company nor any Subsidiary is obligated under or a party to, any option, right of first refusal or other contractual right to sell, assign or dispose of any Owned Company Property or any material portion thereof or material interest therein.

(f)            Each Owned Company Property has access to a publicly dedicated right-of-way, either directly or through a valid interest under private easements. All utility systems required in connection with use, occupancy and operation of the Owned Company Property are supplied to each Owned Company Property, in working order (subject to ordinary maintenance and repair and ordinary wear and tear).  There are no due and payable assessments owing by the Company or its Subsidiaries for such utilities, other than ordinary utility bills tied to the usage of utilities, due and payable in the ordinary course.

(g)           All material components of the improvements included within the Owned Company Properties (including the roofs and structural elements thereof and the heating, ventilation, air conditioning, plumbing, electrical, mechanical, sewer, waste water, storm water, paving and parking equipment, systems and facilities included therein), which are the responsibility of the Company and its Subsidiaries, are in working order (subject to ordinary maintenance and repair and ordinary wear and tear).

(h)           Schedule 3.11(h) sets forth an accurate and complete list of all real property leased by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries has any leasehold rights and which involve annual rental payments from the Company or any of its Subsidiaries in excess of $25,000 (collectively, the “Facilities”).  True, complete and correct copies of all leases of Facilities to which the Company or any of its Subsidiaries is a party have been delivered to the Buyer, together with all material amendments, modifications, supplements and side letters affecting the obligations of any party thereunder.  The Company or a Subsidiary, as the case may be, holds a valid leasehold interest in each Facility (or portion thereof used by the Company) free and clear of all liens other than Permitted Encumbrances.  All leases required to be set forth on Schedule 3.11(h) are in full force and effect against the Company or its Subsidiaries, as applicable, and, to the Knowledge of the Company, the other party or parties thereto, and constitute valid and binding agreements of the Company or its Subsidiaries, as applicable, and, to the Knowledge of the Company, the other party or parties thereto in accordance with their respective terms, except, in each case, as enforceability may be limited by the Bankruptcy and Equity Exceptions.  There is no material default or alleged material default, under any lease set forth on Schedule 3.11(h) either by the Company or its Subsidiaries or, to the Knowledge of the Company, by any other party thereto.  No representation or warranty is made herein regarding the status of the fee title (and any matters pertaining to such fee title) of any real property subject to the leases to which the Company or its Subsidiaries is a party; it being understood and agreed that the provisions of this Section 3.11, as they relate to the title to the Facilities, pertain only to the leasehold interest of the Company or its Subsidiaries thereto.  Except as previously disclosed to Buyer, none of the Company or any of its Subsidiaries is in receipt of any written notice of any existing, uncured violation of any material Law affecting any of the Facilities.  To the Knowledge of the Company, no part of any Facility is subject to any building or use restrictions that would prevent or materially restrict the ongoing use and operation of the Company as currently operated.  No consent is required by any party in order to transfer or assign the Company’s or a Subsidiary’s (as the case may be) interest in any lease listed on Schedule 3.11(h) to Buyer.

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(i)            Schedule 3.11(i) sets forth list of all personal property owned or leased by the Company or any of its Subsidiaries as of the Balance Sheet Date, in each case valued in excess of One Hundred Thousand Dollars ($100,000).  True, complete and correct copies of all leases of personal property and equipment listed on Schedule 3.11(i) have been delivered to the Buyer.  All of the personal property and equipment listed on Schedule 3.11(i) (excluding parts or equipment that are being serviced or repaired or have been decommissioned in the ordinary course of business) is in good working order and condition, ordinary wear and tear excepted.  Except as set forth on Schedule 3.11(i), the Company and its Subsidiaries have good and marketable title to, or valid right to use, all tangible personal property and equipment that the Company or its Subsidiaries purport to own, other than to the extent disposed of in the ordinary course of business, all of which are held free and clear of any and all Encumbrances (other than Permitted Encumbrances).  The Company’s and its Subsidiaries’ assets (including leasehold interests), taken together, are sufficient for the operation of their business as currently conducted and will be sufficient for the operation of their business immediately after the Closing.  To the Knowledge of the Company, there are no facts or conditions affecting the Company’s or any of its Subsidiaries’ assets that is, individually or in the aggregate, reasonably expected to interfere in any material respect with the use, occupancy or operation thereof as current used, occupied or operated by the Company or its Subsidiaries, or their adequacy for such use.

(j)            Schedule 3.11(j) sets forth a complete and accurate list of all aircraft owned by the Company and its Subsidiaries, together with their associated engines (the “Aircraft”).  Except as set forth on Schedule 3.11(j), the Company owns all rights, titles and interests to the Aircraft, free and clear of all Encumbrances other than Permitted Encumbrances.

(k)           Except as set forth on Schedule 3.11(k), the Aircraft are in an airworthy condition suitable for operations under Parts 91 or Part 135 of the Federal Aviation Regulations, with all material systems and material installed equipment and engines (excluding parts or equipment that are being serviced or repaired or have been decommissioned in the ordinary course of business) in normal working order, ordinary wear and tear excepted, and materially operating to manufacturers’ specifications, without any material deferments, extensions or increased frequency of inspection, and with each engine able to produce its rated takeoff power in a ground power run.

(l)            Except as set forth on Schedule 3.11(l), each Aircraft has been maintained in all material respects in accordance with all manufacturers’ recommended maintenance and inspection schedules (including all calendar and hourly inspections), and in material compliance with all applicable FAA’s airworthiness directives and manufacturers’ service bulletins (or equivalents), that have been issued with respect to such Aircraft on or before the date hereof.

(m)          Except as set forth on Schedule 3.11(m), with respect to each Aircraft, (i) there is no corrosion or damage and no history of corrosion or damage, in each case, that would render such Aircraft in an otherwise but airworthy condition and (ii) no parts, systems or components have been installed in the Aircraft on a temporary loan or exchange basis.

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(n)           Except as set forth on Schedule 3.11(n), the Company has in its possession, or maintains the right to inspect, all original versions of all material Aircraft Documents.  All material Aircraft Documents are complete, continuous and up-to-date, printed or published in English, and maintained in material accordance with industry standards and the Federal Aviation Regulations.

3.12         Litigation.  Except as set forth on Schedule 3.12, there is no Proceeding pending or threatened in writing against the Company, any of its Subsidiaries or their assets before any court, agency, authority or arbitration tribunal, in each case, other than workers’ compensation claims and routine claims for benefits under Benefit Plans and insignificant claims in the ordinary course of business.  To the Knowledge of the Company, there are no facts that would likely result in any such Proceeding (excluding any such Proceedings believed in good faith by Company management to be meritless) and none of the officers or other employees of the Company and its Subsidiaries, in their capacity as such, is subject to or in default with respect to any notice, order, writ, injunction or decree of any Governmental Authority or arbitration tribunal, in each case, which is material to the operation by the Company of its business.

3.13         Compliance with Laws.  The Company and each of its Subsidiaries has complied in all material respects at all times since December 31, 2008 and is currently in compliance in all material respects with all Laws and other requirements and policies applicable to the Company or its Subsidiaries imposed by any Governmental Authority, including, but not limited to, the Federal Aviation Act, the False Claims Act, the anti-fraud provisions of the Contract Disputes Act, the Small Business Act, the Anti-Kickback Act, the Federal Election Campaign Act, the Sherman Act, the Clayton Act, the Truth in Negotiations Act, the Services Contract Act, the Procurement Integrity Act, and the Byrd Amendment (31 U.S.C. § 1352).  The Company and its Subsidiaries have all material licenses, permits, approvals, qualifications or the like, from any Governmental Authority necessary for the conduct of their businesses as currently conducted, all such items are in full force and effect and the Company and each of its Subsidiaries is and has at all times since December 31, 2012 been in compliance in all material respects with the terms thereof.  Schedule 3.13 sets forth all material licenses and material permits held by the Company and its Subsidiaries and designates such licenses and permits that terminate or become renewable at any time prior to the first anniversary of the date of this Agreement.  To the Knowledge of the Company, there are no facts or circumstances in existence that are reasonably likely to prevent the Company or any of its Subsidiaries from renewing each such license and permit.  Since December 31, 2012, neither the Company nor any of its Subsidiaries has received any written allegations from employees, consultants or independent contractors with respect to any material noncompliance with Law, or has conducted or initiated any internal investigation or made a voluntary or involuntary disclosure to any Governmental Authority with respect to any material noncompliance with Law.  Since December 31, 2012, neither the Company nor any of its Subsidiaries has received any written notice or written citation for any actual or potential material noncompliance with any of the foregoing in this Section 3.13 and, to the Knowledge of the Company, there exists no condition, situation or circumstance that, after notice or lapse of time, or both, would constitute noncompliance with or give rise to future Liability with regard to any of the foregoing in this Section 3.13.

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3.14         Government Contracts and Bids.

(a)           Schedule 3.14(a) lists, with respect to the Company and each of its Subsidiaries, all:  (i) Government Contracts the period of performance of which has not yet expired or terminated or is subject to audit in accordance with its terms or for which final payment has not yet been received (the “Current Government Contracts”); (ii) quotations, bids and proposals for awards of new Government Contracts made by the Company or its Subsidiaries for which no award has been made and for which the Company believes there is a reasonable prospect that such an award to the Company or any of its Subsidiaries may yet be made (the “Government Contract Bids”); and (iii) Government Contracts pursuant to which the Company or any of its Subsidiaries is currently or is reasonably expected to experience cost, schedule, technical or quality problems that is reasonably expected to result in a claim or claims against the Company or any of its Subsidiaries (or its successors in interest) by a Governmental Authority, a prime contractor or a higher-tier subcontractor, in each case, except as would not result in suspension, debarment or economic damages greater than $100,000.  With respect to each Current Government Contract, Schedule 3.14(a) accurately lists (A) the contract number, (B) the award date and (C) the contract end date.  With respect to each such Government Contract Bid, Schedule 3.14(a) accurately lists:  (A) the request for proposal (RFP) number or, if such Government Contract Bid is for a task order under a prime contract, the applicable prime contract number; (B) the date of proposal submission; (C) the expected award date, if known; (D) the estimated period of performance; and (E) the estimated value based on the proposal, if any.  The Company has delivered to the Buyer true and complete copies of all Current Government Contracts and of all Government Contract Bids, including any and all amendments and other modifications thereto and has provided the Buyer with access to true and correct copies of all documentation related thereto requested by the Buyer.  All of the Current Government Contracts were legally awarded, are binding on the parties thereto, and are in full force and effect.  The Current Government Contracts (or, where applicable, the prime Government Contracts under which the Current Government Contracts were awarded) are not currently the subject of bid or award protest Proceedings, and to the Knowledge of the Company, no such Current Government Contracts (or, where applicable, the prime Government Contracts under which the Current Government Contracts were awarded) are reasonably likely to become the subject of bid or award protest Proceedings.  No Person has notified the Company or any of its Subsidiaries in writing or, to the Knowledge of the Company, orally that any Governmental Authority, prime contractor or higher-tier subcontractor under a Current Government Contract intends to seek the Company’s or any of its Subsidiaries’ agreement to lower rates under such Current Government Contract or Government Contract Bids, including any task order under any Government Contract Bids.

(b)           The Company and each of its Subsidiaries has complied in all material respects with all terms and conditions of each Current Government Contract and Government Contract Bid to which it is a party, and has performed in all material respects all obligations required to be performed by it thereunder.  The Company and each of its Subsidiaries has complied with all statutory and regulatory requirements to which it is subject, including under the Armed Services Procurement Act, the Federal Procurement and Administrative Services Act, the Truth in Negotiations Act, any Federal Acquisition Regulation (“FAR”), any applicable agency-specific FAR supplement or acquisition regulation and related cost principles and the Cost Accounting Standards, where and as applicable to each of the Current Government Contracts and the Government Contract Bids, except such non-compliance or non-performance as would not result in any material liability to the Company or any of its Subsidiaries.  The representations, certifications and warranties made by the Company and each of its Subsidiaries with respect to the Government Contracts or Government Contract Bids were accurate as of their effective dates, and the Company and each of its Subsidiaries has fully complied in all material respects with all such certifications.  Neither the Company nor any of its Subsidiaries has received, in writing or, to the Knowledge of the Company, orally, a substantially adverse or negative government past performance evaluation or rating that is reasonably expected to adversely affect the evaluation by the Governmental Authority or other potential customer of the Company’s or any of its Subsidiaries’ bids or proposals for future Government Contracts.

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(c)           With respect to the Current Government Contracts, since December 31, 2008, no Governmental Authority, prime contractor or higher-tier subcontractor under a Government Contract or any other Person has notified the Company or any of its Subsidiaries in writing, or to the Knowledge of the Company, orally, of any actual or alleged material violation or breach by the Company or any of its Subsidiaries of any statute, regulation, representation, certification, disclosure obligation, contract term, condition, clause, provision or specification under or with respect to the Procurement Integrity Act, the Service Contract Act, the Trade Agreements Act and the Buy American Act.

(d)           Other than as set forth on Schedule 3.14(d), none of the Current Government Contracts or Government Contract Bids are premised upon the Company’s or any of its Subsidiaries’ small business status, small disadvantaged business status, protégé status, or other preferential status, nor did any Governmental Authority, or to the knowledge of the Company, prime contractor or higher-tier subcontractor under a Current Government Contract rely upon the Company’s or any of its Subsidiaries’ small business status, small disadvantaged business status, protégé status, or other preferential status in evaluating any of the Company’s or any of its Subsidiaries’ quotations, bids or proposals, or in making award of any Current Government Contract to the Company or any of its Subsidiaries.  Each representation and/or certification made by the Company or any of its Subsidiaries that it was a small business concern and/or was qualified for other preferential status in each of its Government Contracts and Government Contract Bids was current and accurate as of its effective date.  Neither the Company nor any of its Subsidiaries has been required to recertify its small business status, small disadvantaged business status, protégé status or other preferential status in connection with the submission or any proposal for, or award of, any Contract or task order, delivery order, purchase order or subcontract issued related to any small-business set-aside Contract.  Schedule 3.14(d) identifies the set-aside basis and the applicable NAICS codes that apply to the work being provided.

(e)           Neither the Company nor any of its Subsidiaries is party to any litigation or, to the Knowledge of the Company, has taken any action that is reasonably expected to give rise to (i) Liability under the False Claims Act, (ii) a claim for price adjustment under the Truth in Negotiations Act or (iii) any other request for a reduction in the price of any Government Contracts, including claims based on actual or alleged defective pricing or actual or alleged violations of price reduction clauses or provisions.  To the Knowledge of the Company, there exists no basis for a claim of any Liability of the Company or its Subsidiaries by any Governmental Authority as a result of defective cost and pricing data submitted to any Government Authority.  Neither the Company nor any of its Subsidiaries has received in writing, or to the Knowledge of the Company, orally, any allegations from employees, consultants or independent contractors with respect to any alleged act or omission that would reasonably be expected to give rise to (i) Liability under the False Claims Act, (ii) a claim for price adjustment under the Truth in Negotiations Act or (iii) any other request for a reduction in the price of any Government Contracts, including to claims based on actual or alleged defective pricing.  Neither the Company nor any of its Subsidiaries has conducted or initiated any internal investigation or made a voluntary or involuntary disclosure to any Governmental Authority with respect to (i) Liability under the False Claims Act, (ii) a claim for price adjustment under the Truth in Negotiations Act, or (iii) any other request for a reduction in the price of any Current Government Contracts, including claims based on actual or alleged defective pricing.

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(f)            Except as described in Schedule 3.14(f): (i) neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral show cause, cure, deficiency, default or similar notice relating to Current Government Contracts; (ii) no termination for default, cure notice or show cause notice has been issued or, to the Knowledge of the Company, threatened and remains unresolved with respect to any Current Government Contract or Government Contract Bid, and, to the Knowledge of the Company, no event, condition or omission has occurred or exists that would constitute grounds for such action; (iii) no past performance evaluation received by the Company or any of its Subsidiaries with respect to any such Government Contract sets forth a material default or other material failure to perform thereunder or termination or default thereof; (iv) there has not been any material withholding or setoff under any Current Government Contract; and (v) all invoices and claims (including requests for progress payments and provisional costs payments) submitted under each Current Government Contract were accurate and complete in all material respects as of their submission date and (vi) none of the execution, delivery or performance of the Transaction Documents does or will conflict with or result in a breach of or default under any Government Contract or cause a termination of any Government Contract due to loss of preferential status.  Neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral notice terminating any of the Current Government Contracts for convenience or indicating an intent to terminate any of the Current Government Contracts for convenience.

(g)           Neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral notice of any outstanding claims or Contract disputes to which the Company or any of its Subsidiaries is a party (i) relating to the Current Government Contracts or Government Contract Bids and involving a Governmental Authority or any prime contractor, higher-tier subcontractor, vendor or other third party or (ii) relating to the Current Government Contracts under the Contract Disputes Act or any other federal statute.

(h)           During the six (6) year period ending on the date hereof, (A) none of the Company, any of its Subsidiaries, Members or their respective managers, trustees, directors, officers, or, to the Knowledge of the Company, employees, in each case in connection with the performance of their duties for or on behalf of the Company, any of its Subsidiaries or the Members has been debarred, suspended or proposed for suspension or debarment from bidding on any Government Contract, declared nonresponsible or ineligible or otherwise excluded from participation in the award of any Government Contract, or for any reason listed on the System for Award Management as parties excluded from Federal Procurement and Non-procurement Programs; and (B) no debarment, suspension or exclusion Proceeding has been initiated against the Company, any of its Subsidiaries, the Members or any of their respective managers, trustees, directors, officers, or, to the Knowledge of the Company, employees in connection with the performance of their duties for or on behalf of the Company, any of its Subsidiaries or the Members.  To the Knowledge of the Company, no circumstances exist that would warrant the institution of suspension or debarment Proceedings against the Company, any of its Subsidiaries, any of the Members or any of their Representatives in connection with the performance of their duties for or on behalf of the Company or any of its Subsidiaries.

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(i)            To the Knowledge of the Company, within the last six (6) years, no negative determination of responsibility has been issued against the Company or any of its Subsidiaries with respect to any quotation, bid or proposal for a Government Contract.

(j)           Other than as set forth on Schedule 3.14(j), except for any audit, inspection, investigation, or examination of a Government Contract or Government Contract Bid in the ordinary course of business and not with respect to any questioned costs or cost disallowance, irregularity, misstatement or omission arising under or relating to any Government Contract or Government Contract Bid, within the last six years (i) neither the Company nor any of its Subsidiaries has undergone, nor is it currently undergoing, any audit, review, inspection, investigation, survey or examination of records relating to any Government Contracts, (ii) neither the Company nor any of its Subsidiaries has received written notice of, and neither the Company nor any of its Subsidiaries has undergone, any investigation or review relating to any Government Contract, (iii) no such audit, review, inspection, investigation, survey or examination of records is threatened in writing or, to the Knowledge of the Company, pending, (iv) neither the Company nor any of its Subsidiaries has received in writing or, to the Knowledge of the Company, orally, any official notice that it is or was being specifically audited or investigated by the Government Accountability Office, the Defense Contract Audit Agency of the United States Government (the “DCAA”), the U.S. Congress, any state or federal agency Inspector General, the contracting officer with respect to any Government Contract, or the Department of Justice (including any United States Attorney), and (v) neither the Company nor any of its Subsidiaries has received any written, or, to the Knowledge of the Company, oral notice that any audit, review, inspection, investigation, survey or examination of records has revealed any fact, occurrence or practice that is reasonably expected to materially and adversely affect the Company or any of its Subsidiaries.

(k)           Within the last six years (i) except for routine audits in the ordinary course of business, neither the Company nor any of its Subsidiaries has conducted any internal investigation or audit in connection with which the Company or any of its Subsidiaries has used any legal counsel, auditor, accountant or investigator; and (ii) neither the Company nor any of its Subsidiaries has made any disclosure to any Governmental Authority (as would be required under 48 C.F.R. § 52.203-13) other customer, or any prime contractor or higher-tier subcontractor related to any suspected, alleged or possible violation of a Contract requirement, any apparent or alleged irregularity, misstatement or omission arising under or relating to a Government Contract or Government Contract Bid, or any violation of Law or regulation.

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(l)            Neither the Company nor any of its Subsidiaries performs any activities under Current Government Contracts, or has any other relationships with any other Person, that qualify as or is reasonably expected to result in an “organizational conflict of interest” as defined in Subpart 9.5 of the Federal Acquisition Regulation and agency supplements thereto, or Section 207 of the Weapon Systems Reform Act of 2009.

(m)          Neither the Company nor any of its Subsidiaries has been charged with, or received or been advised in writing or, to the Knowledge of the Company, orally of any charge, investigation, claim or assertion of, nor has the Company, any of its Subsidiaries, or any of their respective trustees, directors, officers or, to the Knowledge of the Company, employees in their capacities as such, been subject to any criminal indictment, lawsuit, subpoena, civil investigative demand, discovery request, administrative Proceeding, mandatory disclosure, claim, dispute, mediation or arbitration with regard to, any material violation of any requirement pertaining to a Current Government Contract or Government Contract Bid, including material violations of any statutory or regulatory requirements or violations of any Laws relating thereto.

(n)           Neither the Company nor any of its Subsidiaries is participating in any pending claim, and, to the Knowledge of the Company, there is no potential claim against the Company or any of its Subsidiaries, under the Contract Disputes Act against or by the United States Government; nor to the Knowledge of the Company is there any claim against or by any prime contractor, subcontractor or vendor arising under or relating to any Government Contract or Government Contract Bid.

(o)           All Indirect Cost rates are being billed consistent with DCAA-approved rates or provisional rate agreements or Indirect Cost schedules published by DCAA.

(p)           The Company and each of its Subsidiaries is in compliance with all applicable national security obligations, including those specified in the National Industrial Security Program Operating Manual, DOD 5220.22-M (January 1995), and any supplements, amendments or revised editions thereof, designated by the Cognizant Security Agency.

(q)           To the Knowledge of the Company, there are no events or omissions that are reasonably expected to result in (i) a material claim against the Company or any of its Subsidiaries by a Governmental Authority or any prime contractor, subcontractor, vendor or other third party arising under or relating to any Government Contract or Government Contract Bid or (ii) a material dispute between the Company or any of its Subsidiaries, on the one hand, and a Governmental Authority or any prime contractor, subcontractor, vendor or other third party, on the other hand, arising under or relating to any Government Contract or Government Contract Bid.

(r)           No Current Government Contract has incurred costs materially in excess of the total ceiling price, cost ceiling or funding ceiling of such Government Contract as amended (each, an “overrun”).  No payment has been made by the Company or any of its Subsidiaries or by a Person acting on the Company’s or any of its Subsidiaries’ behalf to any Person (other than to any bona fide employee or agent of the Company or any of its Subsidiaries, as defined in subpart 3.4 of the Federal Acquisition Regulation), that is or was contingent upon the award of any Government Contract or that would otherwise be in violation of any applicable procurement Law or regulation or any other Laws.  Neither the Company nor any of its Subsidiaries is subject to any “forward pricing” agreements or regulations not otherwise approved in accordance with FAR Subpart 42.17.

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(s)           Neither the Company nor any of its Subsidiaries has assigned or otherwise conveyed or transferred, or agreed to assign or otherwise convey or transfer, to any Person any Government Contract or any account receivable relating thereto, whether as a security interest or otherwise.

(t)            No material personal property, equipment or fixtures are loaned, bailed or otherwise furnished to the Company or any of its Subsidiaries by or on behalf of the United States Government.

(u)           No written claims, or claims threatened in writing, or to the Knowledge of the Company, oral pending or threatened claims, exist against the Company or any of its Subsidiaries with respect to express warranties and guarantees contained in Government Contracts on products or services provided by the Company or any of its Subsidiaries; and no such claims have been made against the Company or any of its Subsidiaries.  No amendment has been made to any written warranty or guarantee contained in any Government Contract that is reasonably expected to result in an adverse effect on the Company or any of its Subsidiaries.  To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has taken any action that is reasonably expected to give any Person a right to make a claim under any written warranty or guarantee contained in any Government Contract.

(v)           Except to the extent prohibited by applicable Law, Schedule 3.14(v) sets forth all facility security clearances held by the Company and its Subsidiaries.

(w)           Neither the Company nor any of its Subsidiaries or officers, nor, to the Knowledge of the Company, any of the employees or agents of the Company or any of its Subsidiaries, has violated any legal, administrative or contractual restriction concerning the employment of (or discussions concerning possible employment with) current or former officials or employees of a state, local or federal government (regardless of the branch of government), including the so-called “revolving door” restrictions set forth at 18 U.S.C. § 207.

(x)            Neither the Company nor any of its Subsidiaries or officers, nor, to the Knowledge of the Company, any of the employees or agents of the Company or any of its Subsidiaries, has committed (or taken any action to promote or conceal) any violation of the Foreign Corrupt Practices Act, 15 U.S.C. § 78dd-1, -2.

(y)           All Direct Costs incurred by the Company or its Subsidiaries pursuant to any existing subcontract agreements under any Government Contract shall be allowable in accordance with the applicable FAR or agency supplement thereto and, to the extent applicable, allocable in accordance with the Cost Accounting Standards.  All Company costs (both Direct Costs and/or Indirect Costs) that have been, prior to the Closing, charged to a Governmental Authority under any Government Contract shall be allowable in accordance with the applicable FAR or agency supplement thereto and, to the extent applicable, allocable in accordance with the Cost Accounting Standards (except for costs properly charged to a reserve account appearing on the Balance Sheet).  Within the last six years, no Direct Costs and/or Indirect Costs charged to any Governmental Authority under a Government Contract have been or to the Knowledge of the Company are reasonably likely to be disallowed.

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(z)            The Company and each of its Subsidiaries is in compliance in all material respects with the Federal Acquisition Regulation ethical rules and suspension/debarment regulations (the “FAR Ethics Rules”) as applicable to the Company or its Subsidiaries by virtue of Current Government Contracts.  The Company and each of its Subsidiaries has undertaken the appropriate level of review or investigation to determine whether the Company or any of its Subsidiaries is required to make any disclosures to any Governmental Authority under the FAR Ethics Rules.  To the Knowledge of the Company, there exist no facts or circumstances that, with the passage of time or the giving of notice or both, would constitute a material violation of the FAR Ethics Rules.

(aa)          None of the Current Government Contracts constitute multiple award schedule Government Contracts.

(bb)         The Company and each of its Subsidiaries, and to the Knowledge of the Company, each of their respective employees, has complied in all material respects with all timekeeping/time recordation requirements of the applicable Government Contracts, and to the Knowledge of the Company, there are no facts or circumstances that would reasonably be expected to result in an investigation by the U.S. Government based upon the Company’s or any of its Subsidiaries’ failure to comply with such applicable timekeeping/time recordation requirements.

(cc)          All personnel who performed or are currently performing under any Government Contract met or meet all express qualification requirements for the labor categories under which they have been charged, or are being charged.  All personnel listed in any Government Contract Bid or other bid, offer, or proposal meet all applicable material requirements set forth in the applicable solicitation.  Neither the Company nor any of its Subsidiaries has replaced any personnel performing a Government Contract without obtaining all required approvals from the applicable Governmental Authority and any other party whose consent is required for replacement of personnel under such Government Contract.

3.15         Export Control Laws.  Each of the Company and its Subsidiaries is and has at all times since December 31, 2008, been in compliance in all material respects with all Export Control Laws applicable to it.  Without limiting the foregoing: (a) each of the Company and its Subsidiaries has obtained all material export licenses and other material approvals required for its exports of products, Software and technologies required by any Export Control Law and all such approvals and licenses are in full force and effect; (b) each of the Company and its Subsidiaries is in material compliance with the terms of such applicable export licenses or other approvals and (c) there are no claims pending or threatened in writing against the Company or any of its Subsidiaries with respect to such export licenses or other approvals.  Schedule 3.15 sets forth the true, complete and accurate listing of the export control classification numbers under the applicable Export Control Laws applicable to the Company’s products, software and technologies, indicating the basis for each such classification.

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3.16         Anti-Corruption Laws; Certain Regulatory Matters.

(a)           The Company and each of its Subsidiaries, including its directors, officers, employees, have not, in the past five (5) years either (1) violated any Anti-Corruption Laws or (2) to the direct or indirect benefit the Company or any of its Subsidiaries, offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, including but not limited to cash, checks, wire transfers, tangible and intangible gifts, favors, services, and those entertainment and travel expenses that go beyond what is reasonable and customary and of modest value:

(i)           to any FCPA Government Official, whether directly or through any other Person, for the purpose of: (A) influencing any act or decision of a FCPA Government Official in his or her official capacity; (B) inducing a FCPA Government Official to do or omit to do any act in violation of his or her lawful duties; (C) securing any improper advantage; (D) inducing a FCPA Government Official to influence or affect any act or decision of any FCPA Governmental Authority; or (E) assisting any FCPA Government Official in obtaining or retaining business for or with, or directing business to, the Company, in each case, in violation of any Anti-Corruption Law;

(ii)          to any Person under circumstances in which the Company and each of its Subsidiaries, including its directors, officers, employees, knew or had reason to know that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to any FCPA Government Official for any purpose set forth in Section 3.16(a)(i) to directly or indirectly benefit the Company or any of its Subsidiaries; or

(iii)         to any Person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage in violation of any Anti-Corruption Law.

(b)           The Company and each of its Subsidiaries, has not, either (i) conducted or initiated any audit, or internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing Anti-Corruption Laws, in each case with respect to any alleged act or omission arising under or relating to noncompliance with any Anti- Corruption Law or (ii) received any written notice, request, or citation from any Governmental Authority alleging noncompliance with any Anti-Corruption Law.

(c)           The Company and each of its Subsidiaries has devised and maintained a system of internal accounting controls sufficient to provide reasonable assurance that transactions are executed and access to assets is permitted only in accordance with the Companies’ applicable policies and procedures and management’s general or specific authorization.

3.17         Material Contracts.

(a)            Schedule 3.17 sets forth an accurate and complete list of each Material Contract.  The Company has provided the Buyer with a true, correct and complete copy of each Material Contract required to be disclosed herein.  No Material Contract has been materially breached (with or without notice or lapse of time, or both) or cancelled by the other party, and, to the Knowledge of the Company, there is no anticipated material breach by any other party to any Contract (with or without notice or lapse of time, or both).  The Company and each of its Subsidiaries has performed in all material respects all of the obligations required to be performed by it under the Material Contracts and is not in material default under or in material breach of any Material Contract, and, to the Knowledge of the Company, assuming that all notices, filings, approvals and consents set forth on Schedule 3.3 are made or obtained, no event has occurred that with the passage of time or the giving of notice or both would: (i) result in a “default” or “event of default” giving rise to a right of termination or a material breach under any Material Contract by the Company or its Subsidiaries; (ii) give any Person (other than the Company or one of its Subsidiaries) the right to declare a default” or “event of default” giving rise to a right of termination under any Material Contract; (iii) give any Person (other than the Company or one of its Subsidiaries) the right to accelerate the maturity or performance of any material obligation under any Material Contract; or (iv) give any Person (other than the Company or one of its Subsidiaries) the right to cancel, terminate or materially and adversely to the Company and its Subsidiaries modify any Material Contract.  Since the Balance Sheet Date, neither the Company nor any of its Subsidiaries has waived any of its material rights under any Material Contract, nor, to the Knowledge of the Company, does the Company or any of its Subsidiaries have any present expectation or intention of not fully performing any obligation pursuant to any Material Contract.  Each Material Contract is legal, valid, binding, enforceable and in full force and effect against the Company or its applicable Subsidiary party thereto and, to the Knowledge of the Company, the other parties thereto, except in each case, as enforceability may be limited by the Bankruptcy and Equity Exceptions and, assuming the filings, notices, approvals and consent set forth on Schedule 3.3 are made or obtained, shall continue as such immediately following the consummation of the Transactions.  No Material Contract obligates the Company or any of its Subsidiaries to process, manufacture or deliver products or perform services that are reasonably expected to result in a loss to the Company or any of its Subsidiaries upon completion of performance.  Schedule 3.17 contains an accurate and complete description of all material terms of all oral Material Contracts.

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(b)           No Person is currently renegotiating any amount paid or payable to or by the Company or any of its Subsidiaries under any Material Contract or any other material term or provision of any Material Contract.

3.18         Environmental and Safety Matters.  The Company and each of its Subsidiaries has at all times since December 31, 2008 conducted its business in compliance in all material respects with all applicable Environmental Laws.  None of the properties currently or formerly owned, leased or operated by the Company or any of its Subsidiaries contain any Hazardous Substance in amounts exceeding the levels permitted by applicable Environmental Laws except, in each case, as would not result in material Liability to the Company.  Neither the Company nor any of its Subsidiaries has received any written notices, demand letters or requests for information from any Governmental Authority or other Person that have not heretofore been resolved with such Governmental Authority or other Person, indicating that the Company or any of its Subsidiaries may be in violation of, or liable under, any Environmental Law.  There are no Proceedings pending or threatened in writing against the Company or any of its Subsidiaries relating to any violation, or alleged violation, of any Environmental Law (excluding any such Proceedings believed in good faith by Company management to be meritless).  No reports have been filed or are required to be filed, by the Company or any of its Subsidiaries concerning the actual or threatened Release of any Hazardous Substance or violation of any Environmental Law that have not heretofore been resolved.  No Release or threatened Release of any Hazardous Substance by the Company or any Subsidiary has occurred or is occurring, at, on, under, from or to any property or facility currently or formerly owned, operated or leased by any of the Company or any of its Subsidiaries in violation of any applicable Environmental Law, and no Hazardous Substance is present in, on, under or about, or is migrating to or from any property currently owned, operated or leased by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any property formerly owned, operated or leased by the Company or any of its Subsidiaries, in violation of any applicable Environmental Law, except, in each case, as would not give rise to any material Liability of the Company and its Subsidiaries (taken as a whole).  No remediation or investigation of Hazardous Substances is occurring at any property currently owned or operated, or, to the Knowledge of the Company, formerly owned or operated, by the Company or any of its Subsidiaries.  Neither the Company and its properties, nor any of the Company’s Subsidiaries and their properties, are subject to any Proceeding, settlement, court order, administrative order, judgment or claim asserted in writing and arising under any Environmental Law.  There are no liens, declarations or deed restrictions that have arisen or been imposed pursuant to any Environmental Law on any property currently owned by the Company or any of its Subsidiaries, and, to the Knowledge of the Company, no action of any Governmental Authority has been taken or is in process which could subject any of such properties to such liens, declarations or deed restrictions pursuant to any Environmental Law.  The Company has provided the Buyer with complete and correct copies of all material studies, reports, surveys, assessments, audits, investigations, analysis, tests, and other similar documents (whether in hard copy or electronic form) in the Company’s possession or control reasonably relating to the presence or alleged presence of Hazardous Substances at, on or affecting any real property currently or formerly owned or currently leased or operated by the Company, or regarding the Company’s compliance with any applicable Environmental Law.

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3.19         Insurance.  Schedule 3.19 lists each current insurance policy maintained by or at the expense of the Company or any of its Subsidiaries and any claims made thereunder in the one year period prior to the date hereof.  All such insurance policies are in full force and effect, and neither the Company nor any of its Subsidiaries is in default with respect to its obligations under any such insurance policies.  Neither the Company nor any of its Subsidiaries has ever been denied insurance coverage since December 31, 2011.  The insurance coverage of the Company and each of its Subsidiaries is customary for Persons of similar size engaged in similar lines of business.  The Company and each of its Subsidiaries is current in all of its premiums for its insurance policies.  No termination of, or material premium increase with respect to, any such policies has been threatened in writing.  Since the Balance Sheet Date, no Seller Party has received any written notice or other communication regarding any actual or (a) possible cancellation or invalidation of any such insurance policy, (b) refusal of any coverage or rejection of any material claim under any insurance policy or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy.  Neither the Company nor any of its Subsidiaries has any self-insurance or co-insurance programs.  To the Knowledge of the Company, there exists no condition, situation or circumstance that, with or without notice or lapse of time, or both, would give rise to or serve as a basis for any claim under any policy listed in Schedule 3.19, except as set forth in such Schedule.

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3.20         Intellectual Property.

(a)           Schedule 3.20(a)(i) sets forth a complete and accurate list of all United States and foreign Company Registered Intellectual Property and material unregistered trademarks, trade names and fictitious names, and, with respect to Company Registered Intellectual Property, in each case enumerating specifically the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration issued and date of filing or issuance, names of all current applicant(s) and registered owner(s), the current status of the application.  The Company has identified to the Buyer all registration and applications for Company Registered Intellectual Property.  To the Knowledge of the Company, all necessary registration, maintenance and renewal fees in connection with each item of Company Registered Intellectual Property have been paid and all necessary documents and certificates in connection with such Company Registered Intellectual Property have been filed with the relevant authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered Intellectual Property.  Except as set forth on Schedule 3.20(a)(ii), there are no actions that must be taken by the Company or any of its Subsidiaries within one hundred eighty (180) days following the Closing Date for the purposes of obtaining, maintaining, perfecting, preserving or renewing any Company Registered Intellectual Property.

(b)           Except as set forth on Schedule 3.20(b), the Company or its Subsidiary, as applicable, is the sole and exclusive owner of all Company Owned Intellectual Property (except the Company Licensed Intellectual Property), free and clear of any Encumbrances.  To the Knowledge of the Company, the Company Intellectual Property constitutes all Intellectual Property necessary (i) to Exploit the products and services distributed, licensed or sold by the Company or any of its Subsidiaries in the manner so done currently by the Company or such Subsidiary, (ii) to Exploit the Internal Systems as they are currently used by the Company or its Subsidiaries and (iii) otherwise to conduct the business of the Company and its Subsidiaries in all material respects in the manner currently conducted.

(c)           Neither the Company nor any of its Subsidiaries is a party to any Proceeding, nor is any Proceeding threatened in writing against the Company or any of its Subsidiaries, that involves a claim of infringement, unauthorized use or violation of any Company Owned Intellectual Property, or challenging the ownership, right to use, sell, distribute, license or sublicense, validity or enforceability of any Company Owned Intellectual Property.  To the Knowledge of the Company, the operation of the business as it is currently conducted does not infringe or misappropriate any Intellectual Property rights of any Person or constitute unfair competition or trade practices under the Laws of any jurisdiction, and neither the Company nor any of its Subsidiaries has received written notice from any Person claiming that such operation infringes or misappropriates any Intellectual Property rights of any Person or constitutes unfair competitions or trade practices under the Laws of any jurisdiction.  To the Knowledge of the Company, no third party is infringing upon or misappropriating, any Company Owned Intellectual Property or any Company Licensed Intellectual Property that is exclusively licensed to the Company or any of its Subsidiaries.

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(d)           The Company and each of its Subsidiaries has taken commercially reasonable security measures to protect its trade secrets used in and material to its business and otherwise safeguard and maintain the confidential and proprietary nature of all confidential information used by it in and material to the conduct of its business.  To the Knowledge of the Company, the Company and each of its Subsidiaries has complied in all material respects with all applicable contractual and legal requirements pertaining to information privacy and security.  No written complaint relating to an improper use or disclosure of, or a breach in the security of, any such information has been received by the Company or any of its Subsidiaries or threatened in writing against the Company or any of its Subsidiaries.  To the Knowledge of the Company, there has been no material: (i) unauthorized disclosure of any third party proprietary or confidential information in the possession, custody or control of the Company or any of its Subsidiaries or (ii) breach of the Company’s or any of its Subsidiaries’ security procedures wherein confidential information has been disclosed to a third Person.

(e)           To the Knowledge of the Company, all technical data, computer software and computer software documentation (as those terms are defined under the Federal Acquisition Regulation and its supplemental regulations) that constitutes material Company Owned Intellectual Property in connection with the Government Contracts have been properly and sufficiently marked and protected so that no material rights or licenses required under applicable regulations and Government Contract terms, if any, have been provided.

3.21         Related Person Transactions.  Except as set forth on Schedule 3.21, (i) since December 31, 2013, other than with respect to advancements, or obligations to reimburse, expenses or travel allowances and similar items in the ordinary course of business or with respect to remuneration for services rendered in the ordinary course of business as an employee, manager, director or officer (including benefits under Benefit Plans), neither the Company nor any of its Subsidiaries has extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or officer (or equivalent thereof) of the Company or any of its Subsidiaries or to or for any of the Members or their Related Persons, (ii) to the Knowledge of the Company, no officer or director of the Company or any of its Subsidiaries nor any of the Members or their Related Persons has received, nor is entitled to receive, any material compensation from any third Person that is engaging in any material transaction with the Company or any of its Subsidiaries, (iii) neither the Company nor any of its Subsidiaries is a party to any Contract or other commitment or transaction with any Member or their Related Persons except as specifically contemplated by the Transaction Documents or as set forth in in the organizational documents of the Company and its Subsidiaries (each, a “Related Person Transaction”), nor do any Related Persons have any legal or beneficial interest in the assets or property owned or used by the Company or any of its Subsidiaries, in any Contracts to which the Company or any of its Subsidiaries is a party, (iv) other than advancements, or obligations to reimburse, expenses or travel allowances and similar items in the ordinary course of business or with respect to remuneration for services rendered in the ordinary course of business as an employee, manager, director or officer (including benefits under Benefit Plans), there are no outstanding claims, accounts payable or receivable, intercompany loans, indebtedness or other liabilities between the Company or any of its Subsidiaries, on the one hand, and any of the Members or any Related Persons, on the other hand, and all such Liabilities have been, or will be prior to the Closing, repaid in full, (v) since December 31, 2013, there has been no material amendment to any Related Person Transaction, (vi) the terms and conditions of any Related Person Transaction are no less favorable to the Company or any of its Subsidiaries than could have been obtained from an unrelated third party negotiated on an arm’s-length basis, and (vii) no Related Person conducts any of the Company’s or any of its Subsidiaries’ business, directly or indirectly, other than through the Members’ collective ownership or in his or her capacity as a manager, director or officer of the Company or any of its Subsidiaries.

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3.22         Customers and Suppliers.

(a)           Schedule 3.22(a) identifies the revenues received from each of the top ten (10) customers (in the aggregate, as measured by aggregate revenue generated therefrom but excluding revenue from individual Aircraft sales) of the Company and its Subsidiaries in the last completed fiscal year.  Since the fiscal year ended October 31, 2013, there has not been any material and adverse change in the business relationship of the Company or any of its Subsidiaries with any such customer.  No such customer of the Company or any of its Subsidiaries has terminated or threatened in writing to terminate its relationship with the Company or any of its Subsidiaries or has during the last twelve (12) months materially decreased, materially limited or otherwise materially and adversely changed the terms and conditions for, the purchase of goods or services from the Company or any of its Subsidiaries, and, to the Knowledge of the Company, no circumstance or event exists or has occurred that indicates that any customer of the Company or any of its Subsidiaries intends to do so, whether as a result of the Transactions or otherwise.  No such customer has informed the Company or any of its Subsidiaries in writing that it is experiencing financial difficulties that are reasonably expected to adversely affect full and timely payment by any such customer under any Contract with the Company or any of its Subsidiaries or of any amounts owed to the Company or any of its Subsidiaries.

(b)           Schedule 3.22(b) sets forth a list of the Company’s and its Subsidiaries’ top ten (10) suppliers (other than subcontractors of the Company and its Subsidiaries under any Government Contract) of goods or services in terms of aggregate purchases by the Company for the last completed fiscal year and for the current fiscal year to date, showing the aggregate amount that the Company or its Subsidiary paid to each such supplier during such periods.  No such supplier has terminated, or threatened in writing to terminate, its relationship with the Company or its Subsidiaries or has during the last twelve (12) months materially decreased or materially limited, or materially and adversely changed the terms and conditions for, the supply of its goods or services to the Company, or threatened in writing to do any of the foregoing.  No such supplier for the Company or any of its Subsidiaries is the sole potential source of supply of any good or service to the Company or such Subsidiary.

3.23         Bank Accounts; Powers of Attorney.  Schedule 3.23 sets forth a true, correct and complete list of the names and locations of all banks and other financial institutions at which the Company or any of its Subsidiaries maintains an account or safe deposit box, the names of all Persons authorized to access such accounts or safe deposit boxes.

3.24         Information Supplied.  None of the information supplied or to be supplied by the Company or any of its Subsidiaries to Parent expressly for inclusion or incorporation by reference: (i) in any Report on Form 8-K and any exhibits thereto of Parent filed with the SEC with respect to the Transactions and/or any agreements ancillary hereto; (ii) in the Public Disclosure Documents; or (iii) in the mailings or other distributions to the Buyer’s members or Parent’s stockholders with respect to the Extension Proxy Solicitation, the Proxy Solicitation, the Warrant Tender Offer and/or Redemption Offer, or in any amendment to any of the documents identified in (i) through (iii), will, (A) when filed, made available, mailed or distributed or (B) with respect to the information expressly provided for inclusion or incorporation by reference in the Extension Proxy Solicitation or the Proxy Statement, at the time of the applicable Special Meeting, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  None of the information supplied or to be supplied by the Company or any of its Subsidiaries expressly for inclusion or incorporation by reference in any of the Public Disclosure Documents will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, neither the Company nor the Members make any representation, warranty or covenant with respect to any information or statements supplied or made by or on behalf of the Buyer or Parent or any of their Affiliates.

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3.25         FAA Regulated Activity.

(a)           Other than routine inspections, within the past five (5) years there have been no material penalties imposed upon or other material and adverse action taken against, or, to the Knowledge of the Company, investigations of, the Company by a Governmental Authority with respect to the Company’s Regulated Aviation Operations.

(b)           Schedule 3.25(b) sets forth all of the Company’s operations that are regulated by the FAA or Department of Transportation.

(c)           The Company has implemented or is in the process of implementing all corrective actions requested in writing by the FAA, Department of Transportation and any other Governmental Authority that has audited the Company’s Regulated Aviation Operations.

3.26           Brokers.  Other than BB&T Capital Markets and/or BB&T Securities LLC, no Person has or will have, as a result of the Transactions, any right, interest or claim against or upon the Buyer, the Company, any of its Subsidiaries or any of the Members or any of their respective Affiliates for any commission, finder’s fee or other compensation payable as a finder or broker resulting or arising from any agreement entered into by the Company or any of its Subsidiaries.

3.27           No Other Representations.  Except for the representations and warranties contained in Article IV or this Article III or any certificate delivered pursuant to this Agreement, no Seller Party or any other Person on behalf of a Seller Party makes any express or implied representation or warranty with respect to the Company, its Subsidiaries, their business or the equity or ownership therein or with respect to any other information provided, or made available, to Parent, Buyer or any of their respective Affiliates, agents or Representatives in connection with the Transactions.  Each Seller Party disclaims any and all other representations and warranties, whether express or implied, not contained in Article IV or this Article III.

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ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE MEMBERS

As a material inducement to the Buyer to enter into this Agreement, and to consummate the Transactions, except as set forth on the correspondingly numbered section or subsection of the disclosure schedules delivered by the Company and the Members to Parent and the Buyer concurrently with the execution and delivery of this Agreement (the “Company Schedules”) (it being agreed that the disclosure of any item in one section or subsection thereof shall be deemed included on any other section or subsection, and to modify each other representation and warranty (even if such representation and warranty does not reference the Company Schedules) to which the relevance of such item is reasonably apparent on its face), each of the Members severally, and not jointly, represents and warrants to the Buyer, with respect only to such Member, as of the date hereof and as of the Closing Date, as follows:

4.1           Authority for Agreement.  Such Member has full power, authority and legal right and capacity to enter into and perform such Member’s obligations under the Transaction Documents to which such Member is or will be a party and to consummate the Transactions pursuant thereto.  The Transaction Documents to which such Member is a party have been, or will be, duly executed and delivered by such Member and, assuming the due execution and delivery by the other parties thereto, are, or will be, legal, valid and binding obligations of such Member, enforceable against such Member in accordance with their respective terms, except as enforceability may be limited by the Bankruptcy and Equity Exceptions.

4.2           No Violation to Result.  Other than with respect to the Securities Laws or as may be required by reason of Buyer’s or Parent’s participation in the Transactions, and assuming all consents or filings set forth on Schedule 3.3 are obtained, the execution, delivery and performance by such Member of the Transaction Documents to which such Member is a Party, and the consummation by such Member of the Transactions pursuant thereto, do not and will not, directly or indirectly (with or without notice or lapse of time or both):  (a) violate, breach, conflict with, constitute a default under, accelerate or permit the acceleration of the performance required by any (i) Contract to which such Member is a party or by which such Member or such Member’s assets are bound, or (ii) Law or other legal requirement of any Governmental Authority applicable to such Member or (b) result in the creation or imposition of any Encumbrance or restriction (other than as expressly provided in the Transaction Documents) in favor of any Person (other than the Buyer) upon any of the Acquired Units of such Member, except, in the case of the foregoing clause (a), as is not reasonably expected to materially impair or impede such Member’s obligations under the Transaction Documents or ability to consummate the Transactions.  No notice to, filing with, or consent of any Person is necessary in connection with, or will be triggered by, the execution, delivery or performance by such Member of the Transaction Documents to which such Member is a Party or the consummation by such Member of the Transactions pursuant thereto, in each case, except under Securities Laws and as is not reasonably expected to materially impair or impede such Member’s obligations under the Transaction Documents or ability to consummate the Transactions.  The consummation of the Reorganization on the terms contemplated by the Restructuring Agreement will not violate the Securities Act or otherwise require the registration of any securities issued in connection therewith.

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4.3           Ownership.

(a)           As of the date hereof (without giving effect to the Reorganization) the Members, or entities that are, direct or indirect wholly owned Subsidiaries of the Members, are the sole owners of the capital stock or other equity interests in each Subsidiary, free and clear of any Encumbrance (other than restrictions imposed by Securities Laws or the applicable organizational documents of such entities).

(b)           Upon the consummation of the Reorganization, such Member will be the sole record and beneficial holder of the number of Acquired Units as are set forth opposite such Member’s name on Schedule 3.4(a), free and clear of any Encumbrance (other than restrictions imposed by Securities Laws or the organizational documents of the Company and the Transaction Documents).  There are no proxies, voting rights, members agreements or other agreements or understandings, to which such Member is a party or by which such Member is bound, with respect to the voting or transfer of the Company Units other than the operating agreement and other organizational documents of the Company, the Restructuring Agreement and the other agreements to be delivered in connection therewith and this Agreement.

4.4           Accredited Investor.

(a)           Such Member represents that it is an “accredited investor” as such term is defined in Rule 501(a) of Regulation D under the Securities Act.

(b)           Such Member represents that it is acquiring the Buyer Units for investment (for its own account or for accounts over which it exercises investment control), and not with a view to, or for offer or sale in connection with, any distribution thereof, which would be in violation of the Securities Act or any applicable state securities law.  The acquisition by such Member of any of the Buyer Units shall constitute confirmation of the representation by such Member that such Member does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Buyer Units.

(c)           Such Member represents that it has reviewed all the information it considers necessary or appropriate for deciding whether to acquire the Buyer Units.  Such Member further represents that it has had an opportunity to ask questions and receive answers regarding the terms and conditions of the Transactions.

(d)           Such Member acknowledges that it can bear the economic risk of its investment, and has such knowledge, sophistication and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Buyer Units and fully understands the limitations on transfer described above.  Such Member acknowledges that any investment in the Buyer Units involves a high degree of risk, and represents that it is able, without materially impairing its financial condition, to hold the Buyer Units for an indefinite period of time and to suffer a complete loss of its investment.

4.5           Rule 14d-10(d) Matters.  None of the Executive Employees own of record or beneficially any Parent Warrants.

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4.6           Brokers.  Other than BB&T Capital Markets and/or BB&T Securities LLC, no Person has or will have, as a result of the Transactions, any right, interest or claim against or upon the Buyer, the Company, any of its Subsidiaries, such Member or any of their respective Affiliates for any commission, finder’s fee or other compensation payable as a finder or broker resulting or arising from any agreement entered into by such Member.

4.7           No Other Representations.  Except for the representations and warranties contained in Article III or this Article IV, no Seller Party or any other Person on behalf of a Seller Party makes any express or implied representation or warranty with respect to the Company, its Subsidiaries, their business or the equity or ownership therein or with respect to any other information provided, or made available, to Parent, the Buyer or any of their respective Affiliates, agents or Representatives in connection with the Transactions.  The Seller Parties disclaim any and all other representations and warranties, whether express or implied, not contained in Article III or this Article IV.

4.8           Investigation.  Such Member acknowledges that the detailed representations and warranties set forth in this Agreement have been negotiated at arm’s length among sophisticated business entities.  In entering into this Agreement, such Member has relied solely upon its own investigation and analysis and the representations and warranties regarding Parent and the Buyer expressly contained in Article V.  Except for such representations and warranties, such Member acknowledges that none of Parent, the Buyer, any member, Representative or Affiliate of any of them or any Person acting on behalf of any of the foregoing makes or has made any other express or implied representation or warranty to such Member.  Such Member further agrees that, absent fraud, none of Parent or the Buyer or any other Person shall have or be subject to any liability to such Member or any other Person resulting from the distribution to such Member, or such Member’s use, of any information, including any information, document or material made available or provided to such Member or its Representatives in expectation of the transactions contemplated hereby, except for the remedies of such Member set forth herein.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE BUYER AND PARENT

As a material inducement to the Seller Parties to enter into this Agreement, and to consummate the Transactions, except as set forth in the Parent SEC Reports or on the correspondingly numbered section or subsection of the disclosure schedules delivered by Parent and the Buyer to the Company and the Members concurrently with the execution and delivery of this Agreement (the “Buyer Schedules”) (it being agreed that the disclosure of any item in one section or subsection thereof shall be deemed included on any other section or subsection, and to modify each other representation and warranty (even if such representation and warranty does not reference the Buyer Schedules) to which the relevance of such item is reasonably apparent on its face), the Buyer and Parent each represent and warrant to the Members as follows:

5.1           Organization.

(a)           Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and is qualified to do business and in good standing in each jurisdiction where the character or location of its assets or properties owned, leased or operated by it or the nature of its activities makes such qualification necessary, except where the failure to be so qualified, registered or in good standing is not reasonably expected to result in a Material Adverse Effect on Parent.  Parent has full corporate power and authority and all material licenses, permits and authorizations necessary to own and operate its properties and to conduct its business as conducted.

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(b)           The Buyer is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and is qualified to do business and in good standing in each jurisdiction where the character or location of its assets or properties owned, leased or operated by it or the nature of its activities makes such qualification necessary, except where the failure to be so qualified, registered or in good standing is not reasonably expected to result in a Material Adverse Effect on the Buyer.  The Buyer has full corporate power and authority and all material licenses, permits and authorizations necessary to own and operate its properties and to conduct its business as conducted.

5.2           Authority for Agreement.  Subject to receipt of the Required Parent Stockholder Approval, Parent and the Buyer each has full corporate power and authority to enter into and perform their respective obligations under the Transaction Documents to which Parent or the Buyer is or will be a party and to consummate the Transactions.  The sole member and the manager of the Buyer has authorized the execution, delivery and performance of the Transaction Documents and the consummation of the Transactions.  The Board of Directors of Parent (including any required committee or subgroup of such board, the “Parent Board”), at a meeting duly called and held, has, as of the date of this Agreement, unanimously (a) approved and declared the advisability of this Agreement and the other Transaction Documents and the Transactions, (b) determined that this Agreement and the other Transaction Documents and the Transactions are in the best interests of the Buyer, Parent and its stockholders, (c) authorized the execution and delivery of this Agreement by Parent and the Buyer and (d) adopted and approved, and directed the submission to holders of Parent Common Stock for their approval, the other Required Approval Matters and has provided the Members a true, correct and complete copy of each such approval, determination and authorization.  Subject to receipt of the Required Parent Stockholder Approval, the Warrant Tender Offer and the Redemption Offer, no other corporate or limited liability company proceedings on the part of Parent or the Buyer are, or will be, necessary to approve and authorize the execution, delivery and performance of the Transaction Documents and the consummation of the Transactions.  The Transaction Documents to which Parent or the Buyer is a party have been duly executed and delivered by Parent and the Buyer, as applicable, and are legal, valid and binding obligations of Parent and the Buyer, as applicable, enforceable against Parent and the Buyer, as applicable, in accordance with their respective terms, except as enforceability may be limited by the Bankruptcy and Equity Exceptions.  Subject to receipt of the Required Parent Stockholder Extension Approval, Parent has full corporate power and authority to enter into and perform the respective obligations under the Extension Documents to which Parent is a party and to consummate the Extension and the transactions contemplated thereby and no other corporate proceedings on the part of Parent are, or will be, necessary to approve and authorize the execution, delivery and performance of the Extension Documents and the consummation of the Extension.

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5.3           No Violation to Result.  Other than with respect to the Securities Laws or as may be required by reason of the Seller Parties’ participation in the Transactions, and assuming all consents or filings set forth on Schedule 5.3 are obtained or made, the execution, delivery and performance by Parent and the Buyer of the Transaction Documents to which each is a party, and the consummation by Parent of the Extension and by Parent and the Buyer of the Transactions, do not and will not, directly or indirectly (with or without notice or lapse of time, or both):  (a) violate, breach, conflict with, constitute a default under or accelerate or permit the acceleration of the performance required by (i) any of the terms of the Organizational Documents or any resolution adopted by the Parent Board or the stockholders of Parent, (ii) any of the terms of the limited liability company agreement or other organizational document of the Buyer or any resolution adopted by the managers of the Buyer or members of the Buyer, (iii) any contract or agreement (whether written or oral) to which the Buyer or Parent is a party or by which either of them or their assets are bound or (iv) any Law or other legal requirement of any Governmental Authority applicable to Parent or the Buyer; (b) give any Governmental Authority or other Person the right to declare a default or exercise any remedy or accelerate performance or maturity under any contract or agreement (whether written or oral) or cancel, terminate or modify any such contract or agreement; or (c) result in the creation or imposition of any material Encumbrance or restriction (other than as expressly provided in the Transaction Documents) in favor of any Person upon any of the Buyer Units under any contract or agreement (whether written or oral) entered into by Parent or the Buyer or any of the material properties or material assets of Parent or the Buyer, except, in the case of (a)(iii) and (a)(iv), where the failure of such representation to be true and correct is not material to Parent and the Buyer (taken as a whole).  No notice to, filing with, or consent of any Person is necessary in connection with, and no “change of control” provision in any contract or agreement (whether written or oral) or otherwise is, or will be, triggered by, the authorization, approval, execution, delivery or performance by Parent of the Extension Documents or the consummation by Parent of the Extension or by Parent and the Buyer of the Transaction Documents or the consummation by Parent and the Buyer of the Transactions, except for (y) the actions to be taken in connection with the Proxy Solicitation, the Extension Proxy Solicitation, the Warrant Tender Offer or approval of the Buyer’s member, as applicable; and (z) compliance with the applicable requirements of the Securities Laws.

5.4           SEC Reports; Internal Controls and Procedures.

(a)           Parent has filed or otherwise transmitted all forms, reports, schedules, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed or otherwise transmitted, as applicable, by it since Parent’s formation, and will file or otherwise transmit all forms, reports, schedules, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed or otherwise transmitted, as applicable, by it subsequent to the date of this Agreement through and including the Closing Date, with the SEC (such documents, the “Parent SEC Reports”), and such Parent SEC Reports are, or will be, as applicable, available in full without redaction on the SEC’s website through EDGAR.  As of their respective dates, each of the Parent SEC Reports complied, or will comply, in all material respects with the applicable requirements of all applicable Laws, including without limitation the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the respective rules and regulations promulgated thereunder, each as in effect on the date so filed.  Except to the extent amended or superseded by a subsequent filing with the SEC, as of their respective dates (and if so amended or superseded, then on the date of such subsequent filing), none of the Parent SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  There are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by Parent relating to the Parent SEC Reports.  Parent has heretofore made available to the Seller Parties, through EDGAR or otherwise, true, correct and complete copies of all material written correspondence between Parent and the SEC.  None of the Parent SEC Reports is, to the Knowledge of Parent, the subject of ongoing SEC review.

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(b)           The financial statements (including in all cases the notes thereto, if any) of Parent included in the Parent SEC Reports (i) in all material respects, were prepared consistent with Parent’s books and records, (ii) in all material respects, present fairly the financial position of Parent as of the respective dates thereof and the results of operations and cash flows of Parent for the periods thereof, and (iii) have been prepared in accordance with GAAP; provided, that, any unaudited, interim period financial statements need not include footnote disclosures and other presentation items or year-end adjustments that are required by GAAP to be included in year-end financial statements, and (iv) comply in all material respects with the applicable accounting requirements of the SEC, the Securities Act and the Exchange Act, and the rules and regulations promulgated thereunder.

(c)           Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act.  Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.  Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of Parent has disclosed to Parent’s auditors and the audit committee of Parent’s board of directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to the Seller Parties prior to the date hereof.

5.5           Capitalization.

(a)           As of the date hereof and immediately prior to the Closing, Parent is the sole record and beneficial owner of all of the issued and outstanding membership interests or other equity securities of the Buyer.  Immediately following the Closing, (i) all of the issued and outstanding Buyer Units will have been duly authorized and validly issued, and be fully paid and non-assessable; (ii) all of the outstanding Buyer Units will be, free and clear of any Encumbrances (other than as expressly provided in the Transaction Documents); and (iii) no restrictions on transfer, repurchase option, right of redemption, preemptive rights, proxies, membership agreements, rights of first refusal or other similar agreements or rights exist with respect to the Buyer Units, and no such rights arise by virtue of or in connection with the Transactions (other than pursuant to the Transaction Documents).

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(b)           The authorized capital stock of Parent consists of (A) 30,000,000 shares of Parent Common Stock, of which 9,750,000 shares of Parent Common Stock (less, following the date hereof, any shares of Parent Common Stock redeemed pursuant to the Redemption Offer) shall be issued and outstanding and (B) 1,000,000 shares of preferred stock, par value $0.0001 per share (the “Parent Preferred Stock”), of which no shares of Parent Preferred Stock are issued and outstanding, and, except with respect to the creation of the Class B Parent Shares pursuant to the Third Amended and Restated Parent Certificate, the Class B Parent Shares to be issued to the Members pursuant to Article I following receipt of the Required Parent Stockholder Approval and the Parent Warrants, no other capital stock or other equity securities in Parent are authorized, issued or outstanding.  All of the issued and outstanding shares of Capital Stock or other equity securities in Parent have been duly authorized and validly issued, and are fully paid and non-assessable.  No restrictions on transfer, repurchase option, right of redemption, preemptive rights, proxies, membership agreements, rights of first refusal or other similar agreements or rights exist with respect to any capital stock or other equity securities in Parent, in each case, other than as set forth in the Parent Organizational Documents.  Other than the Supporting Stockholder Agreement and that certain Letter Agreement, dated December 13, 2012, by and among Parent and the Underwriters and Insiders party thereto (including,  as such Letter Agreement is amended and restated in connection with the Extension), there are no voting agreements, voting trusts or other agreements, commitments or understandings with respect to the voting of the capital stock or other equity securities of Parent.

(c)           Neither Parent nor the Buyer is a party to, and to the Knowledge of Parent, none of their members or shareholders is, as of the date hereof, a party to, any: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire or sell or issue any membership interests, capital stock or other equity securities of Parent or the Buyer; (ii) outstanding security, instrument or obligation that is or may become convertible into or exercisable or exchangeable for any membership interests, capital stock or other equity securities of Parent or the Buyer; (iii) contract, agreement or other arrangement (whether written or oral) under which Parent or the Buyer is or may become obligated to acquire, sell or otherwise issue any of their membership interests, capital stock or other equity securities; or (iv) contract, agreement or other arrangement (whether written or oral) that contains a right that is subject to a condition or circumstance the occurrence of which would give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any membership interest, capital stock or other equity securities of Parent or the Buyer, in each case, except for the Parent Warrants and other than as set forth in the operating agreement or other organizational documents of the Buyer or in the Parent Organizational Documents, as applicable, including, without limitation, the Redemption Offer and the Warrant Tender Offer and except as set forth in the Transaction Documents.  There are no outstanding restricted securities, phantom securities or other equity-based compensation arrangements, profit participation or other similar rights with respect to Parent or the Buyer and to which they are a party.

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(d)           All membership interests, capital stock or other equity securities of Parent and the Buyer have been issued in compliance with all requirements of their respective organizational documents and any applicable Securities Laws and other applicable securities law requirements, including, without limitation, with respect to Parent, any rules or regulations of Nasdaq.

(e)           The Buyer Units and Class B Parent Shares to be issued to the Members pursuant to this Agreement will, when issued, have been duly authorized and validly issued, and be fully paid, non-assessable and free and clear of any Encumbrances other than applicable Securities Laws and the terms of the other Transaction Documents.  The shares of capital stock of Parent (the “Parent Exchange Shares”) to be issued upon the redemption of the Buyer Units pursuant to the Buyer LLC Agreement will, when issued, have been duly authorized and validly issued, and be fully paid, non-assessable and free and clear of any Encumbrances.  No restrictions on transfer, repurchase option, right of redemption, preemptive rights, proxies, stockholder agreements, rights of first refusal or other agreements or rights will exist with respect to the Parent Exchange Shares.

(f)           Other than Parent’s ownership of Buyer or as set forth in the Transaction Documents, neither Parent nor the Buyer has (i) any equity or other ownership interest in any Person, (ii) any commitments to contribute to the capital of, or make loans to or share losses of, any third Person.

5.6           Listing. The Parent Common Stock is quoted on the Nasdaq Capital Market (“Nasdaq”).  There is no action or proceeding pending or threatened in writing against Parent by Nasdaq with respect to any intention by such entity to prohibit or terminate the quotation of such securities thereon.

5.7           Trust Fund.  As of the date of this Agreement, at least $77,250,000 of funds are held in the Trust Funds established for the benefit of the public stockholders and warrant holders of Parent, as applicable, and such monies are being held in trust in accordance with that certain Investment Management Trust Agreement, by and between Parent and Continental Stock Transfer & Trust Company (the “Trustee”), dated December 13, 2012 and that certain Escrow Agreement by and among Parent, Joseph Wright, Cowen Overseas Investment LP, Continental Stock Transfer & Trust Company, Deutsche Bank Securities and Cowen and Company LLC, dated December 13, 2012 (collectively, the “Trust Agreements”).  The Trust Agreements are valid and in full force and effect and enforceable in accordance with their terms and have not been amended or modified except, as of the Closing Date, as amended in connection with the Extension substantially in the form previously provided to the Company.  There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the descriptions of the Trust Agreements in the Parent SEC Reports to be inaccurate in any material respect and/or that would entitle any Person (other than as set forth in the Trust Agreement, as contemplated by the Extension Documents or Permitted Parent Leakage) to any portion of the proceeds in the Trust Funds.  Following the Closing and notice thereof to the Trustee, the Trustee shall be obligated to release as promptly as practicable all funds held in the Trust Funds to Parent, and, thereafter, the Trust Funds shall terminate.

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5.8           Liabilities.  There are no Liabilities of Parent or the Buyer, other than:  (a) Liabilities reflected on the balance sheet disclosed in Parent’s most recent Quarterly Report on Form 10-Q (“10-Q Balance Sheet”) and not previously paid or discharged; (b) liabilities that would not be required to be reflected on a balance sheet of Parent and the Buyer prepared in accordance with GAAP; (c) Liabilities incurred after the date of the 10-Q Balance Sheet arising in the ordinary course of business and consistent with past practice; (d) Liabilities under, or expressly permitted or required to be incurred in accordance with, the Transaction Documents or the Transactions; (e) performance obligations under this Agreement, the other Transaction Documents or the Extension Documents (none of which results from, arises out of, relates to or was caused by any breach of contract or breach of warranty); or (f) Expenses.

5.9           Brokers.  No Person has or will have, as a result of the Transactions, any right, interest or claim against or upon Parent, the Buyer, the Company, any of its Subsidiaries or any of the Members or any of their respective Affiliates for any commission, fee or other compensation payable as a finder or broker resulting or arising from any act or omission by Parent or the Buyer.

5.10         Litigation.  There is no Proceeding pending or threatened in writing against or affecting Parent, the Buyer or their assets before any court, agency, authority or arbitration tribunal.  Neither Parent nor the Buyer has received any opinion or legal advice to the effect that it is exposed from a legal standpoint to any Liability or disadvantage that may be material to the business of Parent or the Buyer as previously or presently conducted or as presently proposed to be conducted.  To the Knowledge of Parent, there are no facts that would likely result in any such Proceeding.  Neither Parent nor the Buyer nor any of their officers or other employees is subject to or in default with respect to any notice, order, writ, injunction or decree of any Governmental Authority or arbitration tribunal.

5.11         Compliance with Laws.  Each of Parent and the Buyer has, in all material respects, complied at all times and is currently in compliance with all Laws and other requirements and policies imposed by any Governmental Authority, including, but not limited to, the Federal Aviation Act, the False Claims Act, the anti-fraud provisions of the Contract Disputes Act, the Small Business Act, the Anti-Kickback Act, the Federal Election Campaign Act, the Sherman Act, the Clayton Act, the Truth in Negotiations Act, the Services Contract Act, the Procurement Integrity Act, and the Byrd Amendment (31 U.S.C. § 1352).  Neither Parent nor the Buyer, nor any of the employees, partners, principals, agents or assignees of Parent or the Buyer have committed (or taken any action to promote or conceal) any violation of the Foreign Corrupt Practices Act, 15 U.S.C. sections 78dd-1, -2, or any equivalent foreign Law or otherwise paid or made any bribe, illegal rebate, payoff, influence payment, kickback or other unlawful payment.  Parent and the Buyer have all material licenses, permits, approvals, qualifications or the like, from any Governmental Authority or any Person used in, necessary for or related to the conduct of their businesses as conducted or as presently proposed to be conducted, all such items are in full force and effect and each of Parent and the Buyer is and has at all times been in compliance with the terms thereof.  Neither Parent nor the Buyer has received any allegations from employees, consultants or independent contractors with respect to any alleged act or omission arising under or relating to any noncompliance with Law, and has not conducted or initiated any internal investigation or made a voluntary or involuntary disclosure to any Governmental Authority with respect to any alleged act or omission arising under or relating to any noncompliance with Law.  Neither Parent nor the Buyer has received any notice or citation for any actual or potential noncompliance with any of the foregoing in this Section 5.11, and there exists no condition, situation or circumstance that, after notice or lapse of time, or both, would constitute noncompliance with or give rise to future Liability with regard to any of the foregoing in this Section 5.11.

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5.12         Parent Contracts.

(a)           Except as filed as an exhibit to a Parent SEC Report filed prior to the date of this Agreement or as set forth on Schedule 5.12(a) (if requested, a true, correct and complete copy of each of which has been made available to the Company), there are no contracts, agreements or obligations of any kind, whether written or oral, to which Parent is a party or by or to which any of the properties or assets of Parent may be bound, subject or affected, which (i) creates or imposes a liability greater than Fifty Thousand Dollars ($50,000), or (ii) includes, as a party or beneficiary, any Founder or any Affiliate thereof (the “Parent Contracts”)

(b)           No Parent Contract has been breached or cancelled by the other party, and, to the Knowledge of the Parent, there is no anticipated breach by any other party to any such Parent Contract (with or without notice or lapse of time, or both).  Parent has performed all of the material obligations required to be performed by it in connection with such Parent Contracts and is not in default under or in breach of any such Parent Contract, and no event has occurred that with the passage of time or the giving of notice or both would: (i) result in a “default” or “event of default” giving rise to a right of termination or breach under any such Parent Contract; (ii) give any Person the right to declare a default” or “event of default” giving rise to a right of termination or the right to exercise any remedy under any such Parent Contract; (iii) give any Person the right to accelerate the maturity or performance of any such Parent Contract; or (iv) give any Person the right to cancel, terminate or materially modify any such Parent Contract.  Parent has not waived any of its material rights under any such Parent Contract, and does not have any present expectation or intention of not fully performing any obligation pursuant to any such Parent Contract.  Each such Parent Contract is legal, valid, binding, enforceable and in full force and effect against Parent and, to the Knowledge of Parent, the other parties thereto, except as enforceability may be limited by the Bankruptcy and Equity Exceptions and assuming the filings, notices, approvals and consents set forth on Schedule 5.3 are made or obtained, and shall continue as such immediately following the consummation of the Transactions.  No such Parent Contract obligates Parent to process, manufacture or deliver products or perform services that are reasonably expected to result in a loss to Parent upon completion of performance.

(c)           No Person is currently renegotiating, or has the right to renegotiate, any amount paid or payable to or by Parent under any Parent Contract or any other term or provision of any Parent Contract.

5.13           Taxes.  Parent and the Buyer have each filed (or has had filed on its behalf) on a timely basis all material Tax Returns it is required to have filed prior to the date hereof, and all such Tax Returns are correct and complete in all material respects.  All material Taxes required to have been paid by Parent and the Buyer (whether or not shown on any Tax Return) have been paid on a timely basis.

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5.14         Parent Information.  None of the information supplied or to be supplied by Parent or any of its Subsidiaries or Affiliates expressly for inclusion or incorporation by reference: (i) in any Report on Form 8-K and any exhibits thereto of Parent filed with the SEC with respect to the Transactions and/or any agreements ancillary thereto or (ii) in the Public Disclosure Documents and/or any distributions to or communications with the holders of Parent Common Stock with respect to the Extension Proxy Solicitation, the Proxy Solicitation, the Warrant Tender Offer and/or the Redemption Offer, or in any amendment to any of the documents identified in (i) or (ii), will, (A) when filed, made available, distributed or communicated or (B) with respect to the information expressly provided for inclusion or incorporation by reference in the Extension Proxy Solicitation or the Proxy Statement, at the time of the applicable Special Meeting, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to any qualifications and limitations expressly set forth in the materials provided by Parent or that are included in such filings, distributions or communications).  Notwithstanding the foregoing, neither Parent nor the Buyer makes any representation, warranty or covenant with respect to any information or statements supplied or made by or on behalf of the Company or the Members or any of their Affiliates.

5.15         Organizational Documents.  Parent has made available to the Company through the SEC’s Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) or otherwise true, correct and complete copies of its certificate of incorporation and bylaws and the Trust Agreement (collectively, the “Parent Organizational Documents”), as amended through the date hereof.  Parent is not in violation of any of the provisions of the Parent Organizational Documents.  The copies of the organizational documents of the Buyer that have been made available to the Company reflect all amendments made thereto at any time prior to the date of this Agreement and are true, correct and complete.

5.16         Buyer Obligations.  Buyer has no liabilities, debts or obligations of any nature (whether accrued, absolute, contingent, liquidated or unliquidated, unasserted or otherwise) except those incurred in connection with this Agreement and the other Transaction Documents to which it is a party and the Transactions, and, other than the Transaction Documents, Buyer has not agreed to and is not obligated to make, nor is bound by, any written, oral or other agreement, contract, subcontract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy.

5.17         Investment Company Act.  Parent is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

5.18         Investigation.  Buyer and Parent acknowledge that the detailed representations and warranties set forth in this Agreement have been negotiated at arm’s length among sophisticated business entities.  In entering into this Agreement, Buyer and Parent have relied solely upon their own investigation and analysis and the representations and warranties regarding (i) the Company and its Subsidiaries expressly contained in Article III and (ii) the Members expressly contained in Article IV.  Except for such representations and warranties, Parent and the Buyer acknowledge that none of the Seller Parties or any member, Representative or Affiliate of any of them or any Person acting on behalf of any of the foregoing makes or has made any other express or implied representation or warranty to Parent or the Buyer.  Buyer and Parent further agree that, absent fraud, none of the Company, any of its Subsidiaries, the Seller Parties or any Member or any other Person shall have or be subject to any liability to Buyer or Parent or any other Person resulting from the distribution to Buyer or Parent, or Buyer’s or Parent’s use, of any information, including any information, document or material made available or provided to Buyer or Parent or their Representatives in certain “data rooms,” management presentations, offering or information memoranda or any other form in expectation of the transactions contemplated hereby, except for the remedies of the Buyer and Parent set forth herein.  Without limitation, in connection with Buyer’s and Parent’s investigation of the Company, its Subsidiaries and their business, Buyer and Parent have received from or on behalf of the Company and its Subsidiaries and/or the Members certain projections, including projected statements of operating revenues and income from operations of the business of the Company and its Subsidiaries and certain business plan information for such fiscal years.  Buyer and Parent acknowledge that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Buyer and Parent are familiar with such uncertainties, that Buyer and Parent are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and that Buyer and Parent shall not have any claim against the Company, any of its Subsidiaries, the Members or any Representative or Affiliate of any of them and/or any Person acting on behalf of any of the foregoing with respect thereto.

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ARTICLE VI

ADDITIONAL AGREEMENTS

6.1           Access to Properties and Records.  From the date of this Agreement until the Closing Date, the Seller Parties shall, and shall cause the Subsidiaries of the Company to (in a manner so as to not interfere with the normal business operations of the Company or any of its Subsidiaries) afford to the Buyer and its Representatives reasonable access, upon reasonable notice and during times mutually convenient to Buyer and senior management of the Company to the assets, properties (provided that such access shall not permit Buyer or its Representatives to conduct any environmental testing), books and records of the Company and its Subsidiaries, including reasonable financial and operating data and other information about the Company and its Subsidiaries and their respective businesses as presently conducted, conducted in the past and presently proposed to be conducted in the future, as Buyer and its Representative may reasonably request; provided that, (a) all requests for such access shall be directed to a Designated Contact, (b) prior to the Closing Date Parent and Buyer shall not (and shall cause their respective Representatives not to) contact any partner, member, equityholder, officer, manager, director, employee, customer, supplier, distributor, joint-venture partner, lessor, lender or other material business relation of the Company or any of its Subsidiaries regarding the Company or any of its Subsidiaries, their business or the Transactions, in each case, without the prior written consent of a Designated Contact, and (c) nothing herein shall require the Company to provide access to, or disclose information to, Buyer or any of its Representatives if such access or disclosure, in the good faith reasonable belief of the Company, would (i) jeopardize any attorney-client or other legal privilege, including the attorney-client privilege or the attorney work product privilege or (ii) contravene any applicable Law, fiduciary duty or Contract to which the Buyer or any of its Subsidiaries are a party.  No information or knowledge obtained in any investigation pursuant to this Section 6.1 shall affect or be deemed to modify in any way any representation or warranty of any Seller Party contained herein (or in any list, certificate, schedule or other instrument, document, agreement or writing furnished or to be furnished to or made with the Buyer pursuant hereto), the conditions to the obligations of the Parties to consummate the Transactions or the indemnification obligations of any Person hereunder.

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6.2           Interim Covenants of the Seller Parties.  From the date of this Agreement until the Closing Date, except to the extent expressly required or permitted by this Agreement, as required by applicable Law or the regulations or requirements of any Governmental Authority applicable to the Company or any of its Subsidiaries, as contemplated by the Restructuring Agreement, as otherwise consented to by the Parent Designated Contact, (which consent shall not be unreasonably conditioned, withheld or delayed), or as otherwise set forth in Schedule 6.2, the Seller Parties shall, and shall cause the Subsidiaries of the Company to, use their commercially reasonably efforts to (i) keep intact the Company, its Subsidiaries and their respective businesses, as presently conducted, as conducted in the past and as presently proposed to be conducted in the future, and not take or permit to be taken or do or suffer to be done anything other than in the ordinary course of the Company’s or any of its Subsidiaries’ businesses as the same is presently being conducted; (ii) keep available the services of the directors, officers, employees, independent contractors and agents of the Company and its Subsidiaries, maintain the Company’s and its Subsidiaries’ insurance policies as currently in effect, retain and maintain good relationships with the Company’s and its Subsidiaries’ customers and maintain the Company’s and its Subsidiaries’ assets and the Facilities in good condition (ordinary wear and tear excepted); (iii) perform their obligations under the Contracts and comply with Laws; and (iv) maintain the goodwill and reputation associated with the Company and its Subsidiaries; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of the immediately succeeding sentence shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.  From the date of this Agreement until the Closing Date, except to the extent expressly permitted by this Agreement, as required by applicable Law or the regulations or requirements of any Governmental Authority applicable to the Company or any of its Subsidiaries, as contemplated by the Restructuring Agreement, as otherwise consented to by the Parent Designated Contact, (which consent shall not be unreasonably conditioned, withheld or delayed), or as otherwise set forth in Schedule 6.2, the Company shall not, the Members shall cause the Company not to, and the Company shall cause each of its Subsidiaries not to, cause, authorize or permit any of the Company or its Subsidiaries to:

(a)           adopt or propose any change to the operating agreement or other organizational documents of the Company or any of its Subsidiaries;

(b)           merge or consolidate the Company or any of its Subsidiaries with any other Person or acquire a material amount of stock or assets of any other Person or effect any business combination, recapitalization or similar transaction;

(c)           sell, lease or dispose of or make any Contract for the sale, lease or disposition of, or make subject to any Encumbrance (other than Permitted Encumbrances), any of the Company’s or its Subsidiaries’ properties or assets, including the Owned Company Properties, in each case other than (A) in the ordinary course consistent with past practices or (B) sales, leases or dispositions made in connection with any transaction among the Company and its Subsidiaries or among the Company’s Subsidiaries;

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(d)           make any payments to or on behalf of, or transfer assets to, or assume, indemnify or incur liabilities for the benefit of, any Member or any of their Related Persons (including, for the avoidance of doubt, any management fees, professional advisor costs and expenses and any transaction bonuses relating to the Transactions), in each case, in excess of the fair market value of the goods or services received by the Company and its Subsidiaries in exchange therefor, except, in each case, for (A) advancements, or obligations to reimburse, expenses or travel allowances and similar items in the ordinary course of business, (B) remuneration for services rendered in the ordinary course of business as an employee, manager, director or officer (including benefits under Benefit Plans) and (C) cash distributions made by the Company or any of its Subsidiaries with respect to the payment by any such Person of Taxes with respect to taxable income of the Company or any of its Subsidiaries allocated to such Person;

(e)           waive, release or discount any amount or obligation owed to the Company or its Subsidiaries by a Member or any of their Related Persons;

(f)            (A) grant any salary increase to, or increase the draw of, any of the Company Employees, except: (1)  in the ordinary course of business consistent with past practice, (2) in accordance with the existing terms of Contracts entered into prior to the date of this Agreement or (3) consistent with the terms of the Employment Agreements, (B) enter into any new, or amend or alter any existing, Benefit Plan, trust agreement or other similar or analogous arrangement, or any employment or consulting agreement, except any employment or consulting agreement providing for annual base salary or consultant compensation of less than $150,000 per annum, or (C) hire, terminate (other than for cause), promote or change the classification or status of any Company Employee in each case other than in the ordinary course of business or as required by applicable Law or the terms of any Benefit Plan as in effect as of the date hereof;

(g)           incur any bank indebtedness or borrowings, whether or not in the ordinary course of its business, or issue any commercial paper;

(h)           enter into any leases of real property having annual rent in excess of $20,000;

(i)            enter into any leases of equipment and machinery except in the ordinary course of business;

(j)            enter into any Contract (i) that would be required to be listed on Schedule 3.14(a) or Schedule 3.17 had it been entered into prior to the date hereof or (ii) in which any Related Person (other than the Company or any of its Subsidiaries) has any beneficial interest, in each case other than customer Contracts entered into in the ordinary course consistent with past practices;

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(k)           materially amend or prematurely terminate, or waive any material right or remedy under, any Contract except in the ordinary course of business;

(l)            write off as uncollectible, or establish any extraordinary reserve with respect to, any account receivable or other receivable;

(m)          authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, convertible or exchangeable securities, commitments, subscriptions, rights to purchase or otherwise) any membership interests or other equity securities of the Company or any of its Subsidiaries;

(n)           redeem, purchase or otherwise acquire, directly or indirectly, any membership interests or other equity securities of the Company or any of its Subsidiaries or any option, warrant or other right to purchase or acquire any membership interests or other equity securities, or declare, accrue, set aside or pay any dividend or other distribution (whether in cash, membership interest or other property) with respect to such membership interests or other equity securities;

(o)           pay or apply any of the Company’s or its Subsidiaries’ assets to the direct or indirect payment, discharge, satisfaction or reduction of any amount, directly or indirectly, to or for the benefit of a Related Person;

(p)           change any of its methods of accounting or accounting practices, except as may be required by GAAP or applicable Law;

(q)           commence or settle any Proceedings involving payments in excess of $25,000 individually or $200,000 in aggregate;

(r)            make, amend or revoke any election with respect to Taxes, amend any Tax Return, change any accounting method relating to Taxes, consent to any waiver or extension of any statute of limitations with respect to Taxes or Tax Returns, or settle or compromise any Tax Liability;

(s)           loan or advance any money or other property to any current or former director, manager, officer or Company Employee, in each case, other than as required by Law or the terms of any Benefit Plan in existence on the date hereof; or

(t)            agree or commit to do any of the foregoing.

Nothing in this Agreement shall give the Buyer, directly or indirectly, rights to control or direct the Company’s or any of its Subsidiaries’ operations prior to the Closing. Prior to the Closing, the Company shall exercise, consistent with the terms of this Agreement, complete control and supervision of its and its Subsidiaries’ operations.

6.3           Publicity and Disclosure.

(a)           The Buyer and the Members’ Representative shall mutually agree as to the form and substance of any press release, publicity or other public communication related to the Transaction Documents or the Transactions.  No Party nor the Members’ Representative shall make any disclosure of this Agreement or the existence, terms and conditions hereof (whether or not in response to an inquiry about the existence or subject matter of this Agreement), unless previously agreed to by the Buyer and the Members’ Representative; provided, that Parent and the Buyer may discuss this Agreement, and the terms and conditions hereof, with holders of Parent Common Stock.  Notwithstanding the foregoing, nothing contained herein shall prohibit any Party or the Members’ Representative from making any disclosure that the such Person in good faith believes is required by, or advisable according to, applicable Laws, regulations or stock market rules.

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(b)           The Company, the Members’ Representative and each of the Members hereby agree that each shall hold, that the Company shall cause its Subsidiaries to hold, and that each shall use its best efforts to cause its Representatives to hold, in strict confidence from any Person (other than such Representatives), all Buyer Confidential Information except to the extent: (i) compelled to disclosure by judicial or administrative process or by other requirements of Law, (ii) previously known without violation of Law or any confidentiality obligation by the Person receiving such Buyer Confidential Information or (iii) in the public domain through no fault of the receiving Person.  In the event that the Transactions are not consummated, the Company, the Members’ Representative and each of the Members shall, the Company shall cause its Subsidiaries to, and each shall cause their respective Representatives to, promptly deliver to the Buyer all copies of Buyer Confidential Information to the extent concerning Parent, the Buyer or any of their respective Representatives and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon.

(c)           Parent and the Buyer hereby agree that each shall hold, and that each shall use its best efforts to cause its Representatives to hold, in strict confidence from any Person (other than such Representatives), all Seller Confidential Information except to the extent: (i) compelled to disclosure by judicial or administrative process or by other requirements of Law, (ii) previously known without violation of Law or any confidentiality obligation by the Person receiving such Seller Confidential Information or (iii) in the public domain through no fault of the receiving Person.  In the event that the Transactions are not consummated, Parent and the Buyer shall, and each shall cause their respective Representatives to, promptly deliver to the Members’ Representative all copies of Seller Confidential Information to the extent concerning the Seller Parties or any of their respective Representatives and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon.

6.4           Notification of Certain Matters.  Each Party shall give prompt notice to the other Parties of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which is reasonably expected to cause any representation or warranty of such Party contained herein to be untrue or inaccurate in any material respect at or prior to the Closing and (ii) any failure of such Party to comply with in any material respect any covenant or agreement to be complied with or satisfied by such Party hereunder, in the case of each of (i) and (ii) above, to the extent that such party becomes aware of such matter, or, in the case of the Company, to the extent of the Company’s Knowledge of such matter.  The delivery of any notice pursuant to this Section 6.4 shall not be deemed to (x) modify the representations or warranties hereunder of any Party, (y) modify the conditions set forth in Article VII or Article VIII or (z) limit or otherwise affect the remedies available hereunder to the Parties.

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6.5           Tax Matters.

(a)           Post-Closing Tax Returns.  The Buyer shall prepare (or cause to be prepared) and file (or cause to be filed) each Tax Return required to be filed by the Company and its Subsidiaries after the Closing Date for a taxable period beginning before the Closing Date (each a “Buyer Prepared Return”).  The cost of preparation of Buyer Prepared Returns shall be paid by the Company at the direction of the Members’ Representative.  To the extent any Tax shown as due on any Buyer Prepared Return is payable by the Members (including by reason of the indemnification obligations of the Members hereunder), (A) each such Buyer Prepared Return shall be prepared in a manner consistent with the prior practice of the Company and its Subsidiaries unless otherwise required by applicable Tax Law or the change from prior practice would not increase the amount of Tax payable by the Company or its Subsidiaries for which the Members are obligated to indemnify the Indemnified Parties pursuant to Section 9.1, (B) each such Buyer Prepared Return shall be provided to the Members’ Representative for review at least fifteen (15) days before the due date for filing such Buyer Prepared Return (or, if required to be filed within thirty (30) days after the Closing or within thirty (30) days after the end of the taxable period to which such Tax Return relates, as soon as reasonably practicable following the Closing) and (C) the Members’ Representative shall have the right to review and comment on each such Buyer Prepared Return before filing.  The Buyer shall make such revisions to the Buyer Prepared Returns as are reasonably requested by the Members’ Representative.  The Members shall include any income, gain, loss, deduction or other Tax items for the Company and its Subsidiaries on their Tax Returns in a manner consistent with the Schedules K-1 furnished to the Members with respect to the Company and its Subsidiaries and fully satisfy any Tax liabilities arising from such inclusion.

(b)           The Parties shall, to the extent permitted by applicable Law, treat the taxable period of the Company and its Subsidiaries as ending at the close of business on the Closing Date.  For purposes of this Agreement, Company Taxes incurred with respect to a taxable period that includes, but does not end on, the Closing Date, shall be allocated to the portion of the period ending on the Closing Date (i) except as provided in (ii) and (iii) below, to the extent feasible, on a specific identification basis, according to the date of the event or transaction giving rise to the Tax, (ii) except as provided in (iii) below, with respect to periodically assessed ad valorem Taxes and Taxes not otherwise feasibly allocable to specific transactions or events, in proportion to the number of days in such period occurring before the Closing Date compared to the total number of days in such period, and (iii) in the case of any Tax based upon or related to income or receipts, in an amount equal to the Tax that would be payable if the relevant taxable period ended at the close of business on the Closing Date.  All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practices of the Company and its Subsidiaries.

(c)           The Members’ Representative, the Members, the Company and the Buyer shall cooperate, and the Company shall cause its Subsidiaries to cooperate, as and to the extent reasonably requested by any other Party hereto in connection the preparation and filing of Tax Returns as provided herein and any Proceeding with respect to Taxes and preparation of financial statements.  Such cooperation shall include the provision of records and information that are reasonably relevant to any such Tax Return or Proceeding with respect to Taxes and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  The Members’ Representative, the Buyer and the Company shall, and the Company shall cause its Subsidiaries to, (i) retain all books and records with respect to Company Taxes (including Tax Returns) relating to any taxable period beginning before the Closing Date until ninety (90) days after the expiration of the applicable statute of limitations (including waivers and extensions) for assessment of Taxes to which such books and records are relevant and (ii) give the other Parties reasonable written notice prior to transferring, destroying or discarding any such books and records and, if another Party so requests, allow such other Party to take possession of or copy such books and records.

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(d)           The Company shall, and shall cause its Subsidiaries to, cause all obligations that it or any of its Subsidiaries has under all Tax sharing agreements or similar agreements to be terminated on or before the Closing Date and, after the Closing Date, neither the Company nor any of its Subsidiaries shall be bound thereby or have any Liability thereunder.

(e)           Any Party who receives any notice of a pending or threatened Tax Proceeding against or with respect to the Company or any of its Subsidiaries that may give rise to Liability of another Party hereto, shall promptly notify such other Party after receipt of such notice; provided, however, that any failure on the part of the Buyer to so notify the Members’ Representative shall not limit any of the obligations of any of the Members or the Members’ Representative, or any of the rights of any Indemnified Party, under Article IX (except to the extent, and only to the extent, that such failure increases the costs or liability of the Indemnifying Party under Article IX).  The Parties each agree to consult with and to keep the other Parties hereto informed on a regular basis regarding the status of any Tax Proceeding to the extent that such Proceeding could affect a Liability of such other Parties (including indemnity obligations hereunder).  The Parent shall have the right to control all Tax Proceedings relating to the Company or any of its Subsidiaries, except that in the event such Tax Proceeding pertains to items reportable on income Tax Returns of the Company or any of its Subsidiaries (or any of the Members) for taxable periods ending on or before the Closing Date, the Members’ Representative shall have the right to conduct any such Tax Proceeding through counsel of the Members’ Representative’ choice in the same manner, and subject to the same limitations, as provided in Sections 9.2(a) and 9.2(b); provided, however, that the Parent shall be entitled to participate in any Tax Proceeding conducted by the Members’ Representative, at Parent’s sole expense, and the Members’ Representative may not settle or compromise any such Tax Proceeding without the prior written consent of the Parent (which consent may not be unreasonably withheld, conditioned or delayed).  Neither Parent, the Buyer nor the Company or any of its Subsidiaries shall enter into any agreement with the relevant Taxing Authority pertaining to such income Tax Proceeding conducted by the Members’ Representative without the written consent of the Members’ Representative, which consent shall not unreasonably be withheld, conditioned or delayed.  To the extent not inconsistent with this Section 6.5, the provisions of Article IX shall govern the manner in which Tax Proceedings are conducted and resolved.

6.6           Litigation Support.  In the event and for so long as any Party actively is contesting or defending against any charge, complaint or other Proceeding by any Person that is not a Party in connection with (i) any of the Transactions or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction on or prior to the Closing Date involving the Company or any of its Subsidiaries, each of the other Parties shall, and the Company shall cause its Subsidiaries to, reasonably cooperate with such Party or its counsel in the contest or defense, make available its personnel, and provide such testimony and access to its books and records as shall be reasonably requested in connection with such contest or defense, including entering into a joint defense agreement or confidentiality agreement with respect thereto, all at the sole cost and expense of the contesting or defending Party (except to the extent that the contesting or defending Party is entitled to indemnification therefor pursuant to Article IX below).

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6.7           Reasonable Efforts.

(a)           Each Party and the Members’ Representative agrees to use all reasonable efforts promptly to take, or cause to be taken, and the Company shall cause its Subsidiaries to take, all actions and do or cause to be done all things necessary, proper or advisable under applicable Laws and regulations to (i) obtain all consents, approvals or actions of, make all filings with and give all notices to Governmental Authorities or any other public or private third parties required to consummate the Equity Transfer and the other matters contemplated hereby, (ii) provide such other information and communications to such Governmental Authorities or other public or private Persons as the other Party or such Governmental Authorities or other public or private Persons may reasonably request in connection therewith, and (iii) consummate and make effective the Transactions, including the satisfaction, but not waiver, of all conditions hereto; provided that the foregoing shall not require acceptance by the Buyer or the Seller Parties of any mitigation arrangement or any condition required or imposed on the Buyer, the Buyer’s Affiliates, the Members and/or the Company or its Subsidiaries that are unacceptable to the Buyer or the Members’ Representative, each in its sole discretion.  Notwithstanding anything to the contrary in this Section 6.7(a), Parent and the Buyer, on the one hand, and the Seller Parties, on the other hand, (i) shall each keep the other Party reasonably and promptly informed of any and all material written and oral communications from any Governmental Authority, or any such other public or private Person, regarding the Extension and the Extension Documents and regarding the Transactions or otherwise relating to this Agreement or any of the other Transaction Documents.

(b)           Each of the Parties shall cooperate reasonably with each other in connection with the performance of Section 6.7(a), and to the extent reasonably practicable and permitted by applicable Law and the applicable Governmental Authority, all discussions, telephone calls and meetings with a Governmental Authority regarding the Transactions shall include representatives of the Company and the Buyer.  Notwithstanding the foregoing or anything in this Agreement to the contrary, it is expressly understood and agreed that (i) no Party shall have any obligation to litigate or contest any administrative or judicial action or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent brought by or before an administrative tribunal, court or other similar tribunal or body and (ii) nothing shall require the Buyer or any Seller Party to accept or permit any Subsidiary of the Company to accept, without the Buyer’s and the Members’ Representative’s consent, any requirement, condition or arrangement imposed upon the Members, the Buyer, the Company or any of its Subsidiaries or their respective business operations as a condition to obtaining approval or resolving any objection of a Governmental Authority or other public or private Persons with respect to the Transactions, in each case to the extent that such actions, requirements, conditions or arrangements are unacceptable to the Buyer or the Members’ Representative, each in its sole discretion.

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(c)           The Parties and the Members’ Representative shall make all other necessary and appropriate filings with applicable agencies of the U.S. Government, including submission of notification of the Transactions to the U.S. Department of State at least sixty (60) days in advance of the Closing pursuant to 22 C.F.R. § 122.4(b).

(d)           Subject to the provisions of Section 6.7(a)-(c) above, none of the Parties shall take any action that would reasonably be expected to hinder or delay the obtaining of clearance or any necessary approval of any Governmental Authority.

(e)           Promptly following the date hereof, the Executive Employees and the Buyer shall each negotiate the Employment Agreements in good faith consistent with the terms set forth in Section 7.6(i).

6.8           Intentionally Omitted.

6.9           Rule 14d-10(d) Matters.  Prior to the closing of the Warrant Tender Offer, Parent shall take all such steps as may be required to cause each “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act entered into by Parent or a subsidiary of Parent (including the Buyer and the Company and its Subsidiaries) with any officer, director or employee pursuant to which consideration is payable to such officer, director or employee to be approved in accordance with the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

6.10         Payment of Obligations.  Prior to the Closing, each of the Members and their respective Affiliates and each of the officers, directors, employees and Affiliates of the Company and each of its Subsidiaries shall repay in full, in accordance with their terms, all debts and other obligations, if any, owed to the Company or any of its Subsidiaries, as applicable, in each case other than as set forth on Schedule 6.10.

6.11         No Solicitation; No Trading.

(a)           No Seller Party shall, and the Company shall cause its Subsidiaries not to, and each Seller Party shall cause its Representatives not to, solicit or encourage the initiation or submission of interest, offers, inquiries or proposals (or consider or entertain any of the foregoing) from any Person (including by way of providing any non-public information concerning the Company or its Subsidiaries, their businesses or assets to any Person or otherwise), initiate or participate in any negotiations or discussions, or enter into, accept or authorize any agreement or agreement in principle, or announce any intention to do any of the foregoing, with respect to any expression of interest, offer, proposal to acquire, purchase, license or lease (i) all or a substantial portion of the Company’s or any of its Subsidiaries’ business or assets, or (ii) the Company’s or any of its Subsidiaries’ membership interest or other equity securities, in each case whether by equity purchase, merger, consolidation, combination, reorganization, recapitalization, purchase of assets, tender offer, lease, license or otherwise (any of the foregoing, a “Seller Competing Transaction”).  Each Seller Party shall, and each Seller Party shall cause its Representatives to, immediately discontinue any ongoing discussions or negotiations (other than any ongoing discussions with the Buyer) relating to a possible Seller Competing Transaction, and shall promptly provide the Buyer with an oral or a written notice of any expression of interest, proposal or offer relating to a possible Seller Competing Transaction that is received by such Seller Party, any Subsidiaries of the Company or, to the Knowledge of the Company or the knowledge of any Member, any of their respective Representatives from any Person, which notice shall contain the nature of the proposal and the material terms of the proposal.  Each Seller Party represents and warrants to the Buyer that this Section 6.11(a) does not and will not conflict with or violate any agreement, understanding or arrangement, whether written or oral, to which any Seller Party, its Affiliates or the Company’s or any of its Subsidiaries’ officers, employees, agents or Affiliates are currently bound.

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(b)           Neither Parent nor the Buyer shall, and each shall cause its Representatives not to, make or initiate any submission of interest, offer, inquiry or proposal (or consider or entertain any of the foregoing) to any Person, initiate or participate in any negotiations or discussions or commence or conduct any due diligence investigation, or enter into, accept or authorize any agreement or agreement in principle, or announce any intention to do any of the foregoing, with respect to the acquisition, purchase, license or lease by Parent or the Buyer of (i) all or a substantial portion of the business or assets of any Person, or (ii) the membership interests, capital stock or other equity securities of any Person, in each case whether by equity purchase, merger, consolidation, combination, reorganization, recapitalization, purchase of assets, tender offer, lease, license or otherwise and in each case intended by Parent to be an alternative to the Transactions (any of the foregoing, a “Parent Competing Transaction”).  Parent and the Buyer shall, and shall cause their respective Representatives to, immediately discontinue any ongoing discussions or negotiations (other than any ongoing discussions with the Selling Parties) relating to a possible Parent Competing Transaction, and shall promptly provide the Members’ Representative with an oral or written notice of any expression of interest, proposal or offer relating to a possible Parent Competing Transaction that is received by Parent, the Buyer or, to the knowledge of Parent or the Buyer, any of their respective Representatives from any Person, which notice shall contain the nature of the proposal and the material terms of the proposal.  Parent and the Buyer each represent and warrant to the Selling Parties that this Section 6.11(b) does not and will not conflict with or violate any agreement, understanding or arrangement, whether written or oral, to which Parent, the Buyer or any of their officers, employees, or agents is currently bound.  Notwithstanding anything in this Agreement to the contrary, the foregoing prohibitions shall not apply to (i) any activities taken by or on behalf of The Chart Group, L.P., Cowen Overseas Investment LP or any of their Affiliates that are not on behalf of or with respect to Parent or the Buyer or (ii) any activities taken by or on behalf of Parent or the Buyer in connection with any transaction that would be in addition to, and not in lieu of, the Transactions and with respect to which neither Parent nor the Buyer has incurred, or become obligated to incur or reimburse, any cost or expense.

(c)           Each of the Seller Parties acknowledges and agrees that each is aware, and that the Subsidiaries of the Company are aware, (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of the Buyer, will be advised) of the restrictions imposed by the United States federal securities Laws and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a public company.  The Members’ Representative and each of the Seller Parties hereby agrees that, while any of them are in possession of such material nonpublic information, none of such Person or Persons shall purchase or sell any securities of Parent, communicate such information to any third party, take any other action with respect to Parent in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

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6.12         Security Clearances.  The Seller Parties (i) shall use commercially reasonable efforts to  ensure that each of DSS and any other Governmental Authority responsible for the maintenance of the Company’s and its Subsidiaries’ facility security clearances shall not terminate, suspend, revoke or in any way materially change either the Government Contracts with the Company or any of its Subsidiaries or the Company’s or its Subsidiaries’ facility security clearance with respect to such Government Contracts as a result of this Agreement or the consummation of the Transactions, and (ii) from the date of this Agreement and until the Closing Date, shall continue to take any and all requisite steps to cause each of the Seller Parties (as applicable) to retain the requisite facility and personnel security clearances to own and operate the Company and its Subsidiaries (and any successor thereto) and its business as currently conducted without delay or interruption.

6.13         Proxy Statements; Special Meetings.

(a)           As soon as is reasonably practicable after receipt by Parent from the Company of all financial and other information relating to the Company as Parent may reasonably request for its preparation, Parent shall prepare with the assistance of the Company and file with the SEC under the Exchange Act, and with all other applicable regulatory bodies, materials in the form of a proxy statement to be used for the purpose of soliciting proxies (the “Proxy Solicitation”) from holders of Parent Common Stock for the matters to be acted upon at the Special Meeting and providing such holders an opportunity to have their shares of Parent Common Stock redeemed (the “Redemption Offer”) in conjunction with the stockholder vote on the Required Approval Matters (the “Proxy Statement”). The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from holders of Parent Common Stock to vote, at a meeting of holders of Parent Common Stock to be called and held for such purpose (the “Special Meeting”), in favor of resolutions approving (i) this Agreement and the Transactions, (ii) an amendment and restatement of Parent’s certificate of incorporation in the form attached hereto as Exhibit B as required in order to effect the Transactions (and, if applicable, each amendment set forth therein) (the “Third Amended and Restated Parent Certificate”), (iii) an equity incentive plan, in form an substance reasonably acceptable to the Members’ Representative, for the benefit of the Company’s employees (including its executive officers) and non-employee directors, to become effective upon the Closing and providing for the issuance of up to 7.5% of the aggregate number of shares of Parent Common Stock and Class B Parent Shares issued and outstanding immediately after the Closing, giving effect to any stockholder redemptions occurring prior to or concurrently with the Closing and the payment of the Per Company Unit Consideration pursuant to Section 1.2(c), (iv) such other matters as the Parties shall hereafter mutually determine to be necessary or appropriate in order to effect the Transactions, (the approvals described in clauses (i) through (iv) of this Section 6.13(a), collectively the “Required Approval Matters”), and (v) the adjournment of the Special Meeting, if necessary or desirable in the reasonable determination of Parent (collectively, the “Parent Voting Matters”).  Parent, with the assistance of the Company, shall promptly respond to any SEC comments on the Proxy Statement and shall otherwise use reasonable best efforts to cause the Proxy Statement to be approved by the SEC for mailing to the holders of Parent Common Stock as promptly as practicable.  Parent shall also take any and all actions required to satisfy the requirements of the Securities Act and the Exchange Act.

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(b)           Promptly following the date hereof, Parent shall prepare with the assistance of the Company and file with the SEC under the Exchange Act, and with all other applicable regulatory bodies, materials in the form of a proxy statement to be used for the purpose of soliciting proxies (the “Extension Proxy Solicitation”) from the holders of Parent Common Stock to approve, at a Special Meeting (the “Extension Special Meeting”), an amendment to Parent’s Amended and Restated Certificate of Incorporation to extend the deadline for Parent to consummate its initial business combination  (and, if applicable, each amendment set forth therein) (the “Extension”), and providing such holders with a Redemption Offer in connection witherewith (the “Extension Proxy Statement”).  Parent, with the assistance of the Company, shall promptly respond to any SEC comments on the Extension Proxy Statement and shall otherwise use reasonable best efforts to cause the Extension Proxy Statement to be approved by the SEC for mailing to the holders of Parent Common Stock as promptly as practicable.  Parent shall also take any and all actions required to satisfy the requirements of the Securities Act and the Exchange Act.

(c)           Parent shall also take any and all actions required to satisfy the requirements of the Exchange Act and other applicable Laws in connection therewith.  Parent and the Company shall each promptly correct any information provided by it for use in the Extension Proxy Statement and the Proxy Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws.  Parent shall amend or supplement the Extension Proxy Statement and the Proxy Statement and cause the Proxy Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to the holders of shares of Parent Common Stock, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and Parent’s Amended and Restated Certificate of Incorporation and Bylaws.  Parent shall provide the Seller Parties with copies of any written comments, and shall inform them of any material oral comments, that Parent, Buyer or any of their respective Representatives receive from the SEC or its staff with respect to the Extension Proxy Solicitation, the Proxy Solicitation or Redemption Offer promptly after the receipt of such comments and shall give the Seller Parties a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments.

(d)          As soon as practicable following approval by the SEC, Parent shall distribute the Extension Proxy Statement and the Proxy Statement to the holders of Parent Common Stock and, pursuant thereto, shall call the applicable Special Meeting in accordance with the Delaware General Corporation Law, as amended (the “DGCL”) for a date no later than thirty (30) days following the approval of the Extension Proxy Statement or the Proxy Statement by the SEC.  Parent, acting through its board of directors, shall include in the Extension Proxy Statement and the Proxy Statement, as the case may be, the recommendation of its board of directors that the holders of Parent Common Stock vote in favor of the Extension or the Parent Voting Matters, as the case may be, and shall otherwise use reasonable best efforts to obtain such stockholder approval, including by soliciting proxies from the holders of Parent Common Stock to vote in favor of the Extension or the Parent Voting Matters, as the case may be.

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(e)           Parent shall comply with all applicable Laws, any applicable rules and regulations of Nasdaq, the Parent Organizational Documents and this Agreement in the preparation, filing and distribution of the Extension Proxy Statement and the Proxy Statement, the solicitation of proxies thereunder, the calling and holding of the applicable Special Meeting and Redemption Offer (and in the consummation of the Extension and the Transaction, as applicable, upon receipt of the requisite stockholder approval).

6.14         Warrant Tender Offer.

(a)           As soon as is reasonably practicable after receipt by the Warrant Offerors from the Company of all financial and other information required in the Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, the “Schedule TO”), the Warrant Offerors shall commence (under the meaning of Rule 14d-2 under the Exchange Act) a tender offer to purchase up to 3,750,000 of the outstanding Parent Warrants (the “Warrant Tender Offer”) for cash at a purchase price of $0.60 subject to the satisfaction of the conditions set forth in Appendix B.  The Warrant Offerors have deposited an aggregate of $2,250,000 with Continental Stock Transfer & Trust Company into a segregated escrow account, which funds shall be used for the purchase of the Parent Warrants validly tendered in the Warrant Tender Offer.  The Warrant Offerors shall prepare and file with the SEC under the Exchange Act, and with all other applicable regulatory bodies, the Schedule TO, which shall contain or shall incorporate by reference an offer to purchase and forms of the letter of transmittal and such other required documents (collectively, the “Warrant Tender Offer Documents”) for the purpose of conducting the Warrant Tender Offer.  The Company, its Subsidiaries and Parent shall furnish to the Warrant Offerors all information concerning the Company, its Subsidiaries and Parent, including a description of their businesses, management, operations and financial condition, as reasonably requested by the Warrant Offerors and required to be set forth in the Warrant Tender Offer Documents.  The Seller Parties, Parent and their respective counsel shall be given an opportunity to review and comment on the Warrant Tender Offer Documents prior to their filing with the SEC.  The Warrant Offerors, with the assistance of the Company and Parent, shall promptly respond to any SEC comments on the Warrant Tender Offer Documents and shall otherwise use commercially reasonable efforts to complete the SEC review process as promptly as practicable.  The Warrant Offerors shall promptly distribute the completed Warrant Tender Offer Documents to the holders of the Parent Warrants and, subject to the other provisions of this Agreement and applicable Laws and SEC regulations, purchase the Parent Warrants validly tendered pursuant to the Warrant Tender Offer.  The Warrant Offerors may, to the extent permitted by the applicable tender offer rules promulgated by the SEC (the “Tender Offer Rules”), extend the Warrant Tender Offer from time to time to a date no later than the then anticipated Closing Date.

(b)           On the date the Warrant Offerors file the Schedule TO with the SEC or as promptly as reasonably practicable thereafter, Parent shall (i) file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, the “Schedule 14D-9”) and (ii) disseminate the Schedule 14D-9 as required by Rule 14d-9 promulgated under the Exchange Act and any other applicable Laws.  The Company, Parent and the Warrant Offerors will correct promptly any information provided by any of them for use in the Schedule 14D-9 that shall have become false or misleading, and Parent will take all steps necessary to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to holders of Parent Warrants, in each case as and to the extent required by applicable Laws.  Parent shall give the Seller Parties, the Warrant Offerors and their respective counsel a reasonable opportunity to review and comment upon the Schedule 14D-9 and all amendments and supplements thereto prior to their filing with the SEC.  In addition, Parent shall provide the Seller Parties, the Warrant Offerors and their respective counsel with copies of any written comments, and shall inform them of any oral comments, that Parent or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments, and any written or oral responses thereto.  The Seller Parties, the Warrant Offerors and their counsel shall be given a reasonable opportunity to review any such written responses and Parent shall give due consideration to the reasonable additions, deletions or changes suggested thereto by the Company, the Warrant Offerors and their respective counsel.

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6.15         Required Disclosures.

(a)           As promptly as practicable after the date hereof, but in no event later than the date the same would be required to be included in any report, form or proxy statement filed by Parent or the Warrant Offerors with the SEC (including the Public Disclosure Documents), the Company shall cause the applicable Required Financial Statements to be prepared and delivered to Parent and the Warrant Offerors  and shall cause each accounting firm auditing the same to provide its consent to the use of such firm’s audit report in Parent’s and the Warrant Offerors’ filings with the SEC.

(b)           The Parties, Parent and the Warrant Offerors shall comply in all material respects with the applicable U.S. federal securities Laws, including the Tender Offer Rules, in the preparation, filing and distribution of the Public Disclosure Documents, the conduct of the Proxy Solicitation, the conduct of the Warrant Tender Offer and the purchase of the Parent Warrants under the Warrant Tender Offer.  The Parties, Parent and the Warrant Offerors shall ensure that the Public Disclosure Documents (i) do not, as of the date that they are first distributed to holders of Parent Common Stock or Parent Warrants, as applicable, and as of the date of the Special Meeting or the closing of the Warrant Tender Offer, as applicable, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading and (ii) contain substantially the same financial and other information about Parent, the Company and its Subsidiaries as is required under Regulation 14A promulgated under the Exchange Act regulating the solicitation of proxies even if such information is not required under the Tender Offer Rules.

(c)           The Company acknowledges that a substantial portion of the Public Disclosure Documents will include disclosures regarding the Company and its Subsidiaries and their businesses, management, operations and financial condition.  Accordingly, the Company agrees to (i) provide, as promptly as practicable, Parent and the Warrant Offerors with such information as shall be reasonably requested by Parent and the Warrant Offerors for inclusion in or attachment to the applicable Public Disclosure Document to be filed and/or mailed as of and following the commencement of the Proxy Solicitation or Warrant Tender Offer and (ii) ensure that such information is accurate in all material respects, does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading.  The Company understands that such information shall be included in the Public Disclosure Documents and/or responses to comments from the SEC or its staff in connection therewith.  The Company shall, and shall cause each of its Subsidiaries to, make its directors, officers and employees available to Parent, the Warrant Offerors and their respective counsel in connection with the drafting of such filings and mailings and responding in a timely manner to comments from the SEC.

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6.16         Parent Contribution.  At or prior to the Closing, after satisfying the Permitted Parent Leakage, Parent shall contribute the remaining Trust Fund monies (and other cash held by Parent, collectively the “Parent Contribution Amount”) to the Buyer in exchange for the Buyer Units contemplated by Section 1.2(c)(B), and the Expenses of Parent shall be paid in accordance with Section 12.8.

6.17         Further Assurances.  The Parties shall, and the Company shall cause its Subsidiaries to, execute such further documents, deeds, bills of sale, assignments and assurances and take such further actions as may reasonably be required by another Party to consummate, and to effect the other purposes of, this Agreement, including, without limitation, the Equity Transfer.  From and after the Closing, the Company shall use its commercially reasonable efforts to obtain the release of the guaranties by any Member or any Related Person of such Member of any Contract or Indebtedness of the Company or any of its Subsidiaries, provided, however that neither Parent nor the Buyer shall be required to incur any out-of-pocket costs or other Liabilities in connection with such releases.

6.18         Directors & Officers Indemnification.

(a)           For a period of six (6) years after the Closing Date (and such additional period of time as may be necessary to fully and finally resolve any claims for indemnification which have been duly submitted prior to the six year anniversary of the Closing Date), unless otherwise required by applicable Law, the certificate of organization and limited liability company agreement (or equivalent organizational documents) of the Company and its Subsidiaries with respect to indemnification, exculpation and advancement of expenses shall not be amended or altered.  Buyer, the Company and its Subsidiaries shall indemnify, and advance expenses to, each present and former director, manager or officer of the Company and each of its Subsidiaries (collectively, the “D&O Indemnified Parties”), in respect of actions, omissions or events through the Closing Date to the fullest extent permitted by Law.  Without limiting the generality of the preceding sentence, if any D&O Indemnified Party becomes involved in any actual or threatened action, suit, claim, proceeding or investigation covered by this Section 6.18(a) after the Closing Date, Buyer, the Company and each of its Subsidiaries shall, to the fullest extent permitted by Law, promptly advance to such D&O Indemnified Party his or her legal or other expenses (including the cost of any investigation and preparation incurred in connection therewith).

(b)           The obligations under this Section 6.18 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party to whom this Section 6.18 applies without the consent of such D&O Indemnified Party (it being expressly agreed that the D&O Indemnified Parties to whom this Section 6.18 applies shall be third party beneficiaries of this Section 6.18 and shall be entitled to enforce the covenants contained herein).

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6.19         Officers.  The Parties shall take all necessary corporate action to appoint the officers of Parent and Buyer as set forth on Annex B hereto.

6.20         Interim Covenant of Parent and the Buyer.  From the date of this Agreement until the Closing Date, except to the extent (i) expressly contemplated or permitted by this Agreement or the Extension Documents, or (ii) required by applicable Law or the regulations or requirements of any stock exchange or Governmental Authority applicable to Parent or Buyer, as applicable, (iii) otherwise consented to by an instrument in writing signed by the Members’ Representative (which consent shall not be unreasonably conditioned, delayed or withheld), or (iv) as otherwise set forth in Schedule 6.20, Parent and Buyer shall, conduct their business in the ordinary course in substantially the same manner heretofore conducted, use their commercially reasonable efforts to preserve substantially intact the Parent and Buyer and shall not:

(i)          authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, convertible or exchangeable securities, commitments, subscriptions, rights to purchase or otherwise) any membership interests, capital stock or other equity securities of Parent or the Buyer, in each case other than to Parent or issuances pursuant to the exercise of Parent Warrants;

(ii)         adopt or propose any amendment to the operating agreement, certificate of formation or other organizational documents of the Buyer or the Parent Organizational Documents;

(iii)        merge or consolidate Parent or the Buyer with any other Person or acquire any capital stock, membership interest, partnership interest, joint venture interest or other equity or other interest in any other Person or purchase a material amount of assets of any other Person or any division or business thereof or effect any business combination, recapitalization or similar transaction;

(iv)        deliver, pledge or sell, or propose or authorize the delivery, pledge or sale of, or grant any options or other awards with respect to any capital stock or other equity securities of Parent or the Buyer, or make any other agreements with respect to, any of its shares of capital stock or any other securities or adopt or implement any stockholder or member rights plan;

(v)         permit any Parent Leakage other than Permitted Parent Leakage;

(vi)        split, combine, divide, subdivide, reclassify or redeem, purchase or otherwise acquire, or propose to redeem or purchase or otherwise acquire, any membership interest, shares of its capital stock or any other securities;

(vii)       enter into any new, or amend any existing, employment agreement or agreement with any independent contractor;

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(viii)      enter into, amend, terminate or waive any material right or remedy under any material contract or agreement (whether written or oral) including, without limitation, any lease of real property, equipment or machinery, and any contract or agreement that would have been a Parent Contract had it been entered into prior to the date hereof;

(ix)         make any loans or advances to, or guarantees for the benefit of, any Person;

(x)          create, incur or assume any Indebtedness, issue or sell any debt securities, guarantee any Indebtedness or debt securities of others or subject to any Encumbrance any property or asset;

(xi)         in any material respect amend or otherwise modify, or otherwise allow to be amended or otherwise modified, the Trust Agreements or any other agreement relating to the Trust Funds;

(xii)        (A) establish, adopt or enter into any plan, program, agreement or arrangement providing compensation or benefits to officers, employees or other service providers of Parent or the Buyer, (B) hire any employee or officer, or (C) make or grant any bonus to, or increase the compensation, severance or benefits, of any of the current or former directors, managers, or officers of Parent or the Buyer;

(xiii)       fail to timely file or furnish to or with the SEC and Nasdaq all reports, schedules, forms, statements and other documents required to be filed or furnished; or

(xiv)       agree or commit to do any of the foregoing.

Nothing in this Agreement shall give the Seller Parties, directly or indirectly, rights to control or direct Parent’s or the Buyer’s operations prior to the Closing.  Prior to the Closing, Parent and the Buyer shall exercise, consistent with the terms of this Agreement, complete control and supervision of their and their Subsidiaries’ operations.

6.21         Documents and Information.  After the Closing Date, Parent, Buyer and the Company shall, and shall cause the Company’s Subsidiaries to, until the seventh anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of the Company and its Subsidiaries in existence on the Closing Date and make the same available for inspection and copying by the Members during normal business hours of the Company and its Subsidiaries, as applicable, upon reasonable request and upon reasonable notice.  No such books, records or documents shall be destroyed after the seventh anniversary of the Closing Date by Parent, Buyer or the Company (or its Subsidiaries) without first advising the Members’ Representative in writing and giving the Members a reasonable opportunity to obtain possession thereof.  Notwithstanding the foregoing in this Section 6.21, neither Parent nor Buyer shall be liable to the Members for the Destruction of any such books, records or other documents destroyed at the direction of any Member.

6.22         Transaction Litigation.  Parent shall give the Company the opportunity to participate in Parent’s defense or settlement of any stockholder litigation against Parent and/or its directors or executive officers relating to the Transactions.  Parent agrees that it shall not, without the Company’s prior written consent, settle or offer to settle any litigation commenced prior to or after the date of this Agreement against Parent or its directors, executive officers or similar persons by any stockholder of Parent relating to this Agreement, the Transactions, or any other transaction contemplated hereby unless such settlement will not result in: (i) the termination of this Agreement, (ii) the Parties not being able to operate in substantially the same manner after the Closing Date as it is anticipated that they will operate under the terms of this Agreement, (iii) a Material Adverse Effect with respect to the Company or (iv) a payment of any amount in excess of $1 million, exclusive of any insurance proceeds.

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6.23         Nasdaq Listing.  Parent shall (i) cause the Parent Exchange Shares to be approved for listing on Nasdaq upon issuance in connection with the redemption of the Buyer Units pursuant to the Buyer LLC Agreement, and (ii) make all necessary and appropriate filings with Nasdaq and undertake all other steps reasonably required prior to the Closing Date to effect such listing.

6.24         Disclosure Schedule Update.  Within two (2) Business Days of items (i) and (ii) of the definition of the Required Financial Statements having been completed, the Company shall cause copies thereof to be delivered to Parent.  For twelve (12) Business Days following such completion, the Company shall have the right to deliver to the Buyer a supplement to the Company Schedules, which supplement may only contain information obtained in connection with the preparation of the Required Financial Statements and may not relate to any matter resulting from a Willful Breach by a Seller Party.  If the Company delivers such a supplement to the Buyer (the date of such delivery, the “Company Schedule Update Date”), the Buyer shall have five (5) Business Days following receipt of such supplement in which to (i) notify the Company in writing that the Buyer elects to terminate this Agreement (with the failure of the Buyer to deliver such a notification deemed to be an election by Buyer not to terminate this Agreement) and (ii) if Buyer does not elect to terminate this Agreement, either to waive any or all of the matters disclosed in such supplement or notify the Company in writing that the Buyer refuses to waive any or all of such matters (with the failure of the Buyer to deliver such a notification deemed to be an election by Buyer to waive all such matters).  If the Buyer waives any of such matters, the applicable representations and warranties of the Company shall be deemed for all purposes of this Agreement to be qualified by the matters so waived.  If the Buyer notifies the Company in writing that it refuses to waive any or all of such matters, the Company shall have the right, for five (5) Business Days following receipt of such notice, to terminate this Agreement upon written notice to the Buyer (with the failure of the Company to deliver such a notification of termination deemed to constitute the Company’s agreement that the matters which Buyer has refused to waive shall not for any purpose of this Agreement be deemed to qualify the representations and warranties of the Company).  Notwithstanding anything in this Agreement to the contrary, if (x) Buyer does not elect to terminate this Agreement and (y) Buyer waives any such matters relating to the representations and warranties made in Section 3.5(a) as contemplated by the foregoing (including by failure to elect to terminate this Agreement or to waive such matters during the applicable five (5) Business Day period), then the representations and warranties made in Section 3.5(a) shall be deemed to have expired for all purposes under this Agreement.

6.25         Reorganization.  The Seller Parties shall take all actions necessary to cause the Reorganization to be consummated, on the terms and subject to the conditions contemplated by the Restructuring Agreement, and use reasonable efforts to obtain the consents and approvals of third parties set forth on Schedule 1.1 thereof in accordance with Section 6.7.

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6.26         Name Change.  Within sixty (60) days following the Closing, the Seller Parties shall cause the names of each Excluded Entity to be amended as necessary in order to no longer contain the word “Tempus”.

6.27         Tax Election.

(a)           No later than August 15, 2014, the Seller Parties shall cause the 351 Exposure Statement to be prepared and delivered to Parent.

(b)           Unless an UP-C Notice is delivered or deemed delivered, prior to the Closing, the Buyer shall file a Form 8832 (Entity Classification Election) and any corresponding state and local income tax forms so that, on the Closing Date, the Buyer shall be treated as an association taxable as a corporation for U.S. federal income tax purposes and, if applicable, state and local income tax purposes.

(c)           If an UP-C Notice is delivered or deemed delivered, then (i) from and after the Closing Date the Buyer shall elect to be treated as a partnership for U.S. federal income tax purposes and, if applicable, state and local income tax purposes, (ii) the Parties will negotiate in good faith an amendment to the form of the Buyer LLC Agreement to give effect to the foregoing clause (i), including tax distribution provisions based on pro rata distributions to each of the members of the Buyer and the ability or inability of Parent to distribute and/or reinvest in the Buyer any excess tax distributions received by it, and (iii) the Parties will discuss in good faith whether to include a tax receivable agreement and, if applicable, negotiate the terms thereof in good faith.

6.28         Offer Letter.  Prior to August 15, 2014, that certain Offer Letter by and between R. Lee Priest and Tempus Jets dated as of March 10, 2014 shall have been amended in a manner reasonably satisfactory to Parent to provide that (in lieu of the matters contemplated by the section thereof entitled “Investment”) at the Closing Parent shall make a restricted stock grant to R. Lee Priest of 100,000 shares Parent Common Stock subject to 4-year annual cliff vesting (25% per year on the anniversary of such grant).  For avoidance of doubt, if the Parent Board does not approve any such amendment reasonably agreed to between R. Lee Priest and the Company, the Seller Parties shall not be deemed to be in breach of this covenant.

ARTICLE VII

CONDITIONS TO THE BUYER’S OBLIGATIONS

All obligations of the Buyer under this Agreement are subject to the fulfillment and satisfaction, prior to or at the time of the Closing, of each of the following conditions precedent, any one or more of which may be waived, in part or in full, to the extent permitted by Law, by the Buyer in writing.

7.1           Representations and Warranties.  (A) The representations and warranties of the Seller Parties in Sections 3.1(a) (Organization and Corporate Power), 3.2 (Authority for Agreement), 3.4 (Capitalization), 3.26 (Brokers), 4.1 (Authority for Agreement), 4.3 (Ownership), and 4.6 (Brokers) shall have been true and correct in all respects as of the date hereof and on and as of the Closing Date as though such representations and warranties were made on and as of the Closing Date except for those representations and warranties that refer to facts existing at a specific date, in which case as of that date; and (B) all other representations and warranties of the Seller Parties in this Agreement shall have been true and correct (without giving effect to any limitation or exception as to “materiality” or “Material Adverse Effect” set forth therein) as of the date hereof and on and as of the Closing Date as though such representations and warranties were made on and as of the Closing Date, except for those representations and warranties that refer to facts existing at a specific date, in which case as of such date, except where the failure of such representations and warranties to be so true and correct is not reasonably expected to have a Material Adverse Effect on the Company and its Subsidiaries (taken as a whole).

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7.2           Performance.  All of the covenants and agreements of this Agreement to be complied with, performed or satisfied by any Seller Party on or before the Closing Date shall have been duly complied with, performed or satisfied in all material respects on or before such date.

7.3           No Injunction or Litigation.  No temporary restraining order, preliminary or permanent injunction or other order or judgment issued by any court of competent jurisdiction or other legal or regulatory restraint or provision challenging the Transactions or materially limiting or materially restricting the conduct or operation of the Company or any of its Subsidiaries following the Closing shall be in effect, nor shall any Proceeding seeking any of the foregoing be pending.  There shall be no Proceeding of any nature, pending or threatened, against any Seller Party or any Subsidiary of the Company, their respective properties or any of their respective officers or directors that is reasonably expected to have a Material Adverse Effect on the Company and its Subsidiaries (taken as a whole).

7.4           No Material Adverse Effect.  There shall have been no effect, event or change that, individually or in the aggregate, has had or is reasonably expected to have a Material Adverse Effect on the Company and its Subsidiaries (taken as a whole).

7.5           Governmental, Regulatory and Other Consents and Approvals.  All confirmations, consents, assurances, approvals, assignments and actions of, filings with and notices to any Governmental Authority required to consummate the Transactions shall have been obtained.

7.6           Closing Deliveries of the Members and the Company.  At the Closing, the Company and the Members, as appropriate, shall have performed and delivered the following, subject to waiver, in part or in full, by the Buyer:

(a)            the Company shall have executed and delivered to the Buyer a certificate of its secretary, setting forth its certified operating agreement and resolutions of its managers (or other evidence reasonably satisfactory to the Buyer) authorizing the execution, delivery and performance of the Transaction Documents and the consummation of the Transactions, and certifying that (i) such operating agreement and resolutions have not been amended or rescinded and are in full force and effect, (ii) its officers executing this Agreement and the other Transaction Documents are incumbent officers and the specimen signatures on the certificate are their genuine signatures and (iii) the conditions specified in Sections 7.1, 7.2 and 7.4 have been satisfied;

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(b)    the Members shall have delivered to the Buyer a duly executed Cross-Receipt and Bill of Sale, in the form mutually agreed by the Parties (the “Cross-Receipt and Bill of Sale”), relating to the conveyance of the Acquired Units to the Buyer and the issuance of the applicable Buyer Units and the Class B Parent Shares to the Members in accordance with Section 1.1 and Section 1.2(a);

(c)    the Company shall have delivered to the Buyer a good standing certificate from the jurisdiction of its and each of its Subsidiaries’ organization and from each state in which it and each of its Subsidiaries is qualified to do business, each dated as of a date reasonably close to the date hereof;

(d)    the Seller Parties shall have delivered to the Buyer evidence that (i) the Contracts listed on Schedule 7.6(d)(i) have been amended or terminated, as described therein, (ii) the consents, licenses, permits and approvals listed on Schedule 7.6(d)(ii) have been obtained, and (iii) except for any agreement listed on Schedule 7.6(d)(iii), all agreements between the Company or any of its Subsidiaries, on the one hand, and the Members or any of their Related Persons, on the other hand, have been terminated;

(e)     the Seller Parties shall have delivered to the Buyer the Required Financial Statements;

(f)     the Seller Parties shall have delivered to the Buyer evidence that the Reorganization has been consummated;

(g)    the Company shall have delivered to the Buyer as of a date reasonably close to the date hereof Certificates of Insurance issued by the insurers under the then-current insurance policies of the Company and its Subsidiaries applicable to Buyer, certifying that (i) each such insurance policy is in full force and effect and (ii) the Buyer has been added as an additional insured;

(h)    each Member or (in the case of a Member that is an entity disregarded as separate from its owner for federal Tax purposes pursuant to Treasury Regulations Section 301.7701-3 or Section 1361(b)(3) of the Code (or similar provisions of other Tax law, the owner of such entity) shall have delivered a Foreign Investment and Real Property Tax Act of 1980 (“FIRPTA”) Certification, which (i) states that such Person is not a foreign person, (ii) sets forth such Person's name, identifying number and home address (in the case of an individual) or office address (in the case of an entity), and (iii) is signed by such Person under penalties of perjury, meeting the requirement of Treasury Regulations Section 1.1445-2(b)(2);

(i)    each of the Executive Employees shall have executed and delivered an employment agreement, in a form to be mutually agreed by the Executive Employees and Buyer and providing for, among other things, (i) a customary non-competition covenant lasting until the later of the third anniversary of the Closing or the one-year anniversary of the applicable Executive Employee ceasing to be an employee, officer or director of the Company or any of its Subsidiaries and (ii) severance including one year of the applicable Executive Employee’s final salary in the event of termination by the Company without cause or by the applicable Executive for good reason (the “Employment Agreements”);

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(j)     each of the Members that is a married individual shall have delivered a consent executed by his or her spouse, approving and consenting to the transfer to the Buyer of the Acquired Units held, directly or indirectly, by him or her; and

(k)    each Seller Party shall have delivered to the Buyer duly executed copies of each other Transaction Document to which such Seller Party is a party.

7.7           Required Parent Stockholder Approval.  The Warrant Tender Offer shall have been completed and the Required Parent Stockholder Approval shall have been obtained.

7.8           Redemption Limitation.  Upon the Closing, the Redemption Limitation shall not have been exceeded (the “Redemption Limitation Condition”).

7.9           UP-C Matters.  If an UP-C Notice has been delivered or deemed delivered, the Parties shall have mutually agreed upon the revised form of the Buyer LLC Agreement and, if applicable, the tax receivable agreement and any other ancillary documents in connection therewith.

ARTICLE VIII

CONDITIONS TO THE COMPANY’S AND THE MEMBERS’ OBLIGATIONS

All obligations of the Company and each of the Members under this Agreement are subject to the fulfillment and satisfaction, prior to or at the time of the Closing, of each of the following conditions precedent, any one or more of which may be waived, in part or in full, to the extent permitted by Law, by the Members’ Representative in writing.

8.1           Representations and Warranties.  (A) The representations and warranties of Parent and the Buyer in Sections 5.1 (Organization), 5.2 (Authority for Agreement), 5.5 (Capitalization), 5.6 (Listing), 5.7 (Trust Fund), and 5.9 (Brokers) shall have been true and correct in all respects as of the date hereof and on and as of the Closing Date as though such representations and warranties were made on and as of the Closing Date except for those representations and warranties that refer to facts existing at a specific date, in which case as of that date; and (B) all other representations and warranties of Parent and the Buyer in this Agreement shall have been true and correct (without giving effect to any limitation or exception as to “materiality” or “Material Adverse Effect” set forth therein) as of the date hereof and on and as of the Closing Date as though such representations and warranties were made on and as of the Closing Date, except for those representations and warranties that refer to facts existing at a specific date, in which case as of such date, except where the failure of such representations and warranties to be so true and correct is not reasonably expected to have either a Buyer MAE or a Material Adverse Effect on the Company and its Subsidiaries and Parent and the Buyer (taken as a whole).

8.2           Performance.  All of the covenants and agreements of this Agreement to be complied with or performed by Parent or the Buyer on or before the Closing Date shall have been duly complied with or performed in all material respects on or before such date, except with respect to the covenants and agreements contained in Section 6.27, which shall have been duly complied with or performed in all respects.

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8.3           No Injunction or Litigation.  No temporary restraining order, preliminary or permanent injunction or other order or judgment issued by any court of competent jurisdiction or other legal or regulatory restraint or provision challenging the Transactions or materially limiting or materially restricting the conduct or operation of Parent or the Buyer following the Closing shall be in effect, nor shall any Proceeding seeking any of the foregoing be pending.  There shall be no Proceeding of any nature, pending or threatened, against Parent, the Buyer, their respective properties or any of their respective officers or directors that is reasonably expected to have either a Buyer MAE or a Material Adverse Effect on the Company and its Subsidiaries and Parent and the Buyer (taken as a whole).

8.4           No Material Adverse Effect.  There shall have been no effect, event or change that, individually or in the aggregate, has had or is reasonably expected to have either a Buyer MAE or a Material Adverse Effect on the Company and its Subsidiaries and Parent and the Buyer (taken as a whole).

8.5           Governmental, Regulatory Consents and Approvals.  All confirmations, consents, assurances, approvals, assignments and actions of, filings with and notices to any Governmental Authority required to consummate the Transactions shall have been obtained.

8.6           Closing Deliveries of the Buyer.  At the Closing, Parent and the Buyer, as applicable, shall have performed and delivered the following, subject to waiver, in part or in full, by the Members’ Representative:

(a)           the Buyer shall have executed and delivered to the Members’ Representative a certificate of its secretary, setting forth its and Parents’ certified organizational documents and resolutions of its managers or directors and shareholders, as applicable, (or other evidence reasonably satisfactory to the Members’ Representative) authorizing the execution, delivery and performance of the Transaction Documents and the consummation of the Transactions, and certifying that (i) such organizational documents and resolutions have not been amended or rescinded and are in full force and effect, (ii) its and Parent’s officers executing this Agreement and the other Transaction Documents are incumbent officers and the specimen signatures on the certificate are their genuine signatures and (iii) the conditions specified in this Sections 8.1, 8.2 and 8.4 have been satisfied;

(b)           Parent and the Buyer shall have delivered to the Members a duly executed Cross-Receipt and Bill of Sale relating to the conveyance of the Acquired Units to the Buyer and the issuance of the applicable Buyer Units and the Class B Parent Shares to the Members in accordance with Section 1.1 and Section 1.2(a);

(c)           Parent shall have filed with the Secretary of State of the State of Delaware the Third Amended and Restated Parent Certificate;

(d)           Parent shall have delivered a good standing certificate from the jurisdiction of its and each of its Subsidiaries’ organization and from each state in which it and each of its Subsidiaries is qualified to do business, each dated as of a date reasonably close to the date hereof;

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(e)           Members of the Parent Board and officers of Parent or Buyer that are not set forth on Annex B shall have executed a written resignation effective immediately following the Closing; and

(f)           Each of Parent and the Buyer shall have delivered to the Seller Parties duly executed copies of each other Transaction Document to which Parent or the Buyer, as applicable, is a party.

8.7           Required Parent Stockholder Approval.  The Warrant Tender Offer shall have been completed and the Required Parent Stockholder Approval shall have been obtained.

8.8           Redemption Limitation.  Upon the Closing, the Redemption Limitation shall not have been exceeded.

8.9           Appointment to Board.  The members of the Parent Board as set forth on Annex B shall have been elected or appointed to the Parent Board effective immediately following Closing.

8.10         UP-C Matters.  If an UP-C Notice has been delivered or deemed delivered, the Parties shall have mutually agreed upon the revised form of the Buyer LLC Agreement and, if applicable, the tax receivable agreement and any other ancillary documents in connection therewith.

ARTICLE IX

INDEMNITY

9.1           Indemnification.

(a)           From and after the Closing, each of Parent and the Buyer covenants and agrees to indemnify, defend, protect and hold harmless the Members and their respective officers, directors, employees, members, assigns, successors and Affiliates (the “Seller Indemnified Parties”) from, against and in respect of all Damages suffered or incurred by such party in connection with, resulting from or arising out of (whether or not involving a Third Party Claim):  (i) the breach of any representation or warranty made by Parent or the Buyer set forth in this Agreement or in any certificate delivered to any Seller Party pursuant to this Agreement; and (ii) the breach of any covenant or agreement on the part of Parent or the Buyer set forth in this Agreement or in any certificate executed and delivered by Parent or the Buyer to any Seller Party pursuant to this Agreement.

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(b)           From and after the Closing, each of the Specified Members covenants and agrees to indemnify, defend, protect and hold harmless Parent, the Buyer and their respective officers, directors, employees, members, assigns, successors and Affiliates (the “Buyer Indemnified Parties”) from, against and in respect of all Damages suffered or incurred by such party in connection with, resulting from or arising out of (whether or not, subject to the last sentence of this Section 9.1(b), involving a Third Party Claim):  (i) the breach of any representation or warranty made by any Seller Party set forth in this Agreement or in any certificate delivered to Parent or the Buyer pursuant to this Agreement; (ii) the breach of any covenant or agreement on the part of any Member and, with respect to any covenant or agreement requiring performance by the Company prior to the Closing, the Company set forth in this Agreement or in any certificate executed and delivered to Parent or the Buyer by any Seller Party pursuant to this Agreement; (iii) any matter described on Appendix C; (iv) any and all Liabilities for Taxes (x) in connection with or arising out of the Company’s or its Subsidiaries’ activities or business on or before the Closing Date (determined, with respect to taxable periods that begin before and end after the Closing Date, in accordance with the allocation provisions of Section 6.5(b)), (y) owing by any Person (other than the Company and its Subsidiaries) for which the Company or any of its Subsidiaries is liable where the Liability of the Company or any of its Subsidiaries for such Taxes is attributable to an event or transaction occurring on or before the Closing Date, including (A) in respect of Taxes payable by any Member, (B) under Treasury Regulation Sections 1.1502-6 (or any predecessor or successor thereof or any analogous or similar provision of Law ), (C) as a transferee or successor or (D) by Contract, or (z) resulting from a breach by any Seller Party of any provision of Section 6.5, except, in each case with respect to this clause (iv), to the extent that the amount of such Tax was reserved for on the Balance Sheet or is attributable to transactions undertaken in the ordinary course of business after the closing date of the Year-End Financials for which there are reserves or accruals for Taxes on the Balance Sheet or the items included in clause (i) of the definition of the Required Financial Statements related to similar transactions; (v) enforcing the indemnification rights of the Indemnified Parties hereunder; and (vi) any Liabilities of the Company or any of its Subsidiaries arising from the conduct of any Excluded Entity (other than Liabilities arising pursuant to or in connection with any Contract or transaction set forth on Schedule 6.10 or Schedule 7.6(d)(iii) or other Contracts between the Company or any of its Subsidiaries and an Excluded Entity that (1) are on terms and conditions no less favorable to the Company or such Subsidiary than could have been obtained from an unrelated third party negotiated on an arm’s-length basis, (2) have been approved by the Parent Board or (3) were entered into at any time that no Member having a direct or indirect interest in such Excluded Entity is an officer of the Company or any of its Subsidiaries).  Notwithstanding the foregoing and any other provision of this Agreement, the Parties agree that for purposes of the indemnification obligations of the Specified Members set forth in this Article IX, a breach of the covenant of the Company set forth in Section 6.15(c) hereof shall be indemnifiable only to the extent of Damages arising out of Third Party Claims.  Each Member other than the Specified Members hereby agrees to indemnify each Specified Member for any amounts paid by such Specified Member under this Article IX with respect to Damages arising from a breach by such Member of a representation or warranty in Article IV.  Notwithstanding anything in this Article IX to the contrary, the Parties agree that with respect to any obligation of the Specified Members to indemnify pursuant to clause (vi) of the first sentence of this Section 9.1(b), Parent and the Buyer shall proceed against Benjamin Scott Terry and the BST 2011 Irrevocable Trust, on the one hand, and John G. Gulbin III and the JGG 2011 Irrevocable Trust, on the other hand, in proportion to their respective ownership in the applicable Excluded Entity.

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9.2           Indemnification Procedures.

(a)           In the event of the assertion or commencement by any Person of any Proceeding (whether against an Indemnified Party or against any other Person) with respect to which such Indemnified Party may be entitled to indemnification pursuant to this Article IX, the Indemnifying Party shall have the right, at its election, to proceed with the defense of such Proceeding on its own (subject to the exceptions set forth in this Section 9.2(a)).  The election by the Indemnifying Party to assume the defense of a Third Party Claim shall constitute a waiver by the Indemnifying Party, as between it and the Indemnified Party, of the right to dispute the obligation to indemnify the Indemnified Party in connection therewith, subject to the limitations set forth herein.  The Indemnified Party shall have the right to participate in the defense of any Third Party Claim the defense of which has been assumed by the Indemnifying Party and to employ counsel separate from the counsel employed by the Indemnifying Party, it being agreed, subject to the following sentence, that the Indemnifying Party shall control such defense and shall not be liable to the Indemnified Party for any legal or other expenses incurred by the Indemnified Party in connection with the defense thereof.  Notwithstanding anything to the contrary in this Agreement, if (i) the Indemnifying Party does not elect to assume the defense of such Third Party Claim, (ii) the named parties (including any impleaded parties) to a Proceeding in connection therewith include both the Indemnified Party (or any of its Related Persons) and the Indemnifying Party (or any of its Related Persons) and the Indemnified Party reasonably concludes, in consultation with counsel, that there is a conflict of interest between it and the Indemnifying Party (or any of its Related Persons), (iii) such Third Party Claim involves a charge of criminal liability, (iv) the Indemnified Party determines in good faith that the Damages which are reasonably likely to be incurred as a result of such Third Party Claim would exceed the remaining amount available under the limitation set forth in Section 9.4(b), (v) the Third Party Claim seeks, in addition to or in lieu of monetary damages, specific performance or any injunctive or other equitable relief; (vi) the Third Party Claim directly involves a material customer or supplier of the Company or any of its Subsidiaries or any Governmental Authority, (vii) an insurance carrier requires, as a condition to an Indemnified Party’s eligibility to recover insurance proceeds on account of such Third Party Claim, that such carrier control the defense of such Third Party Claim (and such defense is controlled by such carrier), (viii) the Indemnifying Party is not reasonably, diligently and in good faith conducting a defense of the Third Party Claim or (ix) if the Indemnified Parties include a Buyer Indemnified Party, the Third Party Claim involves a Proceeding contemplated by Section 6.5(e) to be controlled by Parent; then, in any such case, following written notice to the Indemnifying Party, the Indemnified Party shall have the right to assume the defense thereof and the Indemnifying Party shall be liable for the fees and expenses of one separate counsel (together with one local counsel) selected by the Indemnified Party to represent the Indemnified Party in connection therewith.

(b)           The Indemnifying Party shall not effect, without the prior written consent of the Indemnified Party, any settlement, compromise or discharge of a Third Party Claim unless the same (x) involves an unconditional release of all claims against the Indemnified Party in form and substance satisfactory to the Indemnified Party, (y) is limited to the payment of monetary damages by the Indemnifying Party and (z) does not include any statement or admission as to fault, culpability, or failure to act by or on behalf of any Indemnified Party.  If the Indemnified Party effects any settlement, compromise or discharge of a Third Party Claim without the prior written consent of the Indemnifying Party, the amount of such settlement or compromise shall not be determinative of any Damages payable by the Indemnifying Party hereunder.

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(c)           If the Indemnifying Party assumes the defense of any Third Party Claim, then the Indemnified Party will cooperate with the Indemnifying Party and its counsel in the review, investigation and defense of any such claim, and shall, upon reasonable prior written notice and during normal business hours, in a manner so as not to unreasonably interfere in any material respect with normal business operations, make available its personnel, and provide such access to its books and records as is reasonably requested by the Indemnifying Party or the Indemnified Party, as applicable, in connection therewith.

(d)           In the event that any Indemnified Party desires to seek indemnification under this Article IX, the Indemnified Party shall give the Indemnifying Party reasonably prompt written notice thereof, which shall state the basis for such indemnification claim and, to the extent known or reasonably calculable, an estimate and calculation of the amount of Damages resulting therefrom; provided, however, that any failure on the part of the Indemnified Party to so notify the Indemnifying Party shall not limit any of the obligations of any of the Indemnifying Party or any of the rights of any Indemnified Party, under this Article IX (except to the extent, and only to the extent, that such failure adversely prejudices the Indemnifying Party).  If the Indemnifying Party disputes a claim for indemnification or any portion thereof, the Indemnifying Party shall notify the Indemnified Party in writing (which writing shall set forth the grounds for such objection) within ten (10) Business Days after its receipt of notice of such claim for indemnification, whereupon the Indemnified Party and Indemnifying Party shall meet and attempt in good faith to resolve their differences with respect to such claim or any portion of such claim for indemnification.  If the dispute has not been resolved within thirty (30) days after the Indemnifying Party’s notice of such dispute, either the Indemnifying Party or the Indemnified Party may proceed with pursuing the remedies provided herein to resolve such dispute.  In the event that no written notice disputing or objecting to such claim or any portion of such claim for indemnification is delivered by the Indemnifying Party prior to the expiration of the ten (10) Business Days in which the Indemnifying Party may dispute such claim for indemnification, the claim(s) stated by the Indemnified Party shall be conclusively deemed to be approved by the Indemnifying Party.

(e)           All Damages indemnifiable hereunder shall be payable by the Indemnifying Party to the Company in cash; provided, that, (A) if the Specified Members are the Indemnifying Party, then at the election of the Indemnifying Party by written notice to the Indemnified Party, the amount of any Damages indemnifiable under Section 9.1(b)(i), 9.1(b)(iii), 9.1(b)(iv) and 9.1(b)(v), as applicable, (excluding any Damages resulting from a Willful Breach) may be satisfied by adjusting the Schedule of Members (as defined in the Buyer LLC Agreement) to reflect the cancellation of the number of Buyer Units held by the Specified Members, and (B) if Parent and the Buyer are the Indemnifying Party, then in all cases the amount of any Damages indemnifiable under Section 9.1(a), shall be satisfied by adjusting the Schedule of Members (as defined in the Buyer LLC Agreement) to reflect the issuance of the number of Buyer Units to the Specified Members, in each case representing the right to convert into a number of shares of Parent Common Stock that, when valued at the VWAP, has a value equal to the amount of such indemnifiable Damages, and, in accordance with Article IV of the Third Amended and Restated Parent Certificate and the Buyer LLC Agreement, Parent shall cancel Class B Parent Shares held by the Specified Members or issue Class B Parent Shares to the Specified Members, as applicable (and Parent shall cancel and/or issue certificates representing such Class B Parent Shares as needed to evidence such issuances or cancellations of such Class B Parent Shares), such that the number of Class B Parent Shares held by a Member at all times equals the number of Buyer Units held by such Member.

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(f)           Except as otherwise set forth in this Agreement, no exercise of, nor failure to exercise, the rights set forth in this Section 9.2 shall constitute an election of remedies or limit such Indemnified Party’s other rights hereunder or otherwise.  Notwithstanding anything to the contrary in this Agreement, (i) the aggregate liability of a Specified Member under, or related to, this Agreement shall in no event exceed such Specified Member’s Pro Rata Percentage of the Base Company Value, (ii) except with respect to a breach or inaccuracy of any representation or warranty made by a Specified Member in Article IV or a failure of such Specified Member to perform a covenant or agreement applicable to such Specified Member, no Specified Member shall have any liability in excess of his, her or its Pro Rata Percentage of any Damages recoverable under Section 9.1(b), and (iii) no Specified Member shall have any liability for any breach or inaccuracy of any representation or warranty made by any other Specified Member in Article IV or a failure of any other Specified Member to perform a covenant or agreement applicable to such other Specified Member.  The term “Pro Rata Percentage” means with respect to each Specified Member, the proportion of the number of issued and outstanding Company Units held by such Specified Member immediately prior to the Closing as compared to the total number of Company Units held by all Specified Members immediately prior to the Closing.  Nothing in this Section 9.2(f) shall prevent or prohibit a Party from seeking and/or obtaining specific performance or any other equitable remedy in accordance with Section 12.3.  Any cash payment required under this Section shall be made by wire transfer of immediately available funds to the account or accounts designated in writing by the payee.

9.3           Survival of Representations, Warranties and Covenants.  Each covenant and agreement contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Closing and be enforceable until such covenant or agreement has been fully performed.  All representations and warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Closing until the date that is twelve (12) months after the Closing Date, and shall thereafter expire.  The limitations on survival set forth in this Section 9.3 shall not apply to (a) the representations and warranties set forth in Sections 3.1(a) (Organization and Corporate Power), 3.2 (Authority for Agreement), 3.3 (No Violation to Result), 3.4 (Capitalization), 3.10 (Taxes), 3.26 (Brokers), 4.1 (Authority for Agreement), 4.2 (No Violation to Result), 4.3 (Ownership), 4.6 (Brokers), 5.1 (Organization), and 5.2 (Authority for Agreement), 5.3 (No Violation to Result), 5.5 (Capitalization), and 5.13 (Taxes), all of which shall survive until sixty (60) days after expiration of the applicable statute of limitations, (b) the representations and warranties set forth in Section 3.16 (Anti-Corruption Laws; Certain Regulatory Matters), which shall survive until the date six (6) years from the Closing Date, (c) the representations and warranties set forth in Section 3.8 (Employee Benefit Plans), Section 3.14 (Government Contracts and Bids) and Section 3.18 (Environmental and Safety Matters), which shall survive until the date three (3) years from the Closing Date or (d) claims based on criminal matters, fraud or Willful Breach, which shall survive without limitation.  No claim may be made for indemnification hereunder for breach of any representations, warranties or covenants after the expiration of the survival period applicable to such representation, warranty and covenant set forth above; provided that, any representation, warranty or covenant with respect to which a claim has been made for a breach thereon prior to any of the foregoing dates shall, only with respect to such claim, survive until such claim is resolved.

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9.4           Limitations on Indemnification.

(a)           An Indemnifying Party shall have no liability to indemnify for Damages pursuant to Section 9.1(a)(i) or 9.1(b)(i), as applicable, unless and until the aggregate amount of all Damages for all claims asserted by the Indemnified Party exceeds Eight Hundred Thousand Dollars ($800,000) (the “Deductible”); provided, however, that after the amount of such Damages exceeds the Deductible, all such Damages in excess of the Deductible shall, subject to the other limitations set forth in this Article IX, be recoverable by the Indemnified Parties; provided, further, that the foregoing limitations shall not apply to (i) the representations and warranties set forth in Sections 3.1(a) (Organization and Corporate Power), 3.2 (Authority for Agreement), 3.3 (No Violation to Result), 3.4 (Capitalization), 3.10 (Taxes), 4.1 (Authority for Agreement), 4.2 (No Violation to Result), 4.3 (Ownership), 5.1 (Organization), 5.2 (Authority for Agreement), 5.3 (No Violation to Result), 5.5 (Capitalization), 5.6 (Listing), 5.7 (Trust Fund) and 5.13 (Taxes) or (ii) claims based on fraud or Willful Breach, with respect to which, in each case, all Damages in connection therewith shall be recoverable from the first dollar and shall be counted in determining whether the thresholds in this Section 9.4(a) have been exceeded.  For purposes of determining the amount of any Damages with respect to (but not for purposes of determining the existence of) any breach of any representation, warranty or covenant for purposes of indemnification under this Article IX, any qualification or limitation of a representation, warranty or covenant by reference to materiality of matters stated therein or as to matters having or not having “Material Adverse Effect,” “materiality” or words of similar effect, shall be disregarded.

(b)           The indemnification obligations of the Indemnifying Party pursuant to Section 9.1(a)(i) or 9.1(b)(i), as applicable, shall be limited to an amount equal to 15% of the Base Company Value (the “Cap”); provided (i) that to the extent that any Damages indemnifiable under Section 9.1(b)(i) with respect to the breach of Section 3.14 (Government Contracts and Bids) are otherwise precluded by the Cap, such Damages, up to an aggregate amount equal to 50% of the Base Company Value (which for avoidance of doubt shall include and not be in addition to the amount of the Cap that would otherwise be applicable), shall not be so limited by this sentence, and (ii) that the foregoing limitation shall not apply to the representations and warranties set forth in Sections 3.1(a) (Organization and Corporate Power), 3.2 (Authority for Agreement), 3.3 (No Violation to Result), 3.4 (Capitalization), 3.10 (Taxes), 4.1 (Authority for Agreement), 4.2 (No Violation to Result), 4.3 (Ownership), 5.1 (Organization), 5.2 (Authority for Agreement), 5.3 (No Violation to Result), 5.5 (Capitalization), 5.6 (Listing), 5.7 (Trust Fund) and 5.13 (Taxes), which shall be limited to an amount equal to the Base Company Value, or (iii) claims based on fraud or Willful Breach, which shall not be limited in amount.

(c)           Except with respect to claims based on fraud or willful misconduct or actions seeking specific performance, the indemnification obligations of the Parties pursuant to this Article IX shall be the Parties’, any other Seller Indemnified Parties’ and any other Buyer Indemnified Parties’ sole and exclusive remedy with respect to any claim related to or arising from this Agreement, the negotiation and execution of this Agreement, the performance by the Parties of their respective obligations hereunder, and the transactions contemplated by this Agreement.

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9.5           Mitigation, etc.

(a)           The Indemnified Party shall, and is obligated to, take all commercially reasonable steps to mitigate all indemnifiable Damages upon and after becoming aware of any event which could reasonably be expected to give rise to any Damages hereunder, and the Indemnified Party shall use reasonable efforts to seek recovery under all available insurance policies covering any Damages for which such Indemnified Party is seeking indemnification; provided, however, that that exhaustion of all such efforts by the Indemnified Party shall not be a precondition to recovery of Damages by such Indemnified Party in accordance with this Article IX; provided, further, that if the Indemnified Party is a Buyer Indemnified Party, then such Buyer Indemnified Party shall not be liable for any failure to comply with its obligations under this sentence to the extent that the Members (A) act to prevent or materially impede Parent or the Buyer, as applicable, from complying, or (B) who are officers of Parent or Buyer, fail to take the steps reasonably required hereunder to mitigate such damages unless otherwise instructed by the Parent Board or such steps are not within their scope of authority.  Notwithstanding anything in this Article IX to the contrary, in no event shall Buyer, the Company or any of its Subsidiaries or any other Buyer Indemnified Party be obligated to seek indemnification or otherwise recover any amounts from (nor shall the Members be subrogated to the rights of Buyer, the Company or any of its Subsidiaries or any other Buyer Indemnified Party) a material customer or supplier of the Company or any of its Subsidiaries.  No Indemnified Party shall be obligated to commence or threaten to commence a Proceeding pursuant to this Section 9.5 unless the Indemnifying Party (i) shall have reasonably requested in writing that the Indemnified Party commence such Proceeding, (ii) acknowledges in writing that it is liable for all costs and expenses of such Proceeding and (iii) pays all such costs and expenses as and when incurred in connection with pursuing such Proceeding; it being acknowledged and agreed that, if the Indemnifying Party fails to pay all such costs and expenses as and when incurred, the Indemnified Party shall not be obligated to continue to pursue such Proceeding.

(b)           The amount of any Damages indemnifiable under this Article IX shall be net of any amounts actually recovered by the Indemnified Party under insurance policies, third party indemnities or other collateral sources with respect to such Damages.  In the event any amounts recovered from such sources are not received before a claim for indemnification is paid pursuant to this Article IX then the amount of such recovery shall be applied first, to reimburse the Indemnified Party and the Indemnifying Party, on a pro rata basis, for any out-of-pocket expenses (including reasonable attorney’s fees and expenses) expended by them in pursuing such recovery or defending any claims arising therefrom, second, to refund any payments made by the Indemnifying Party which would not have been so paid had such recovery been obtained prior to such payment (taking into account the first sentence of this Section 9.5(b)) and, third, any excess to the Indemnified Party.

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(c)           The amount of Damages with respect to which an Indemnified Party is to be indemnified pursuant to this Agreement shall initially be determined without regard to any Tax benefit or Tax detriment, and the indemnification payment shall be made on such basis.  To the extent, however, that the Indemnified Party recognizes a Tax benefit or Tax detriment with respect to any Damages for which payment is made hereunder, after taking into account the Tax effect, if any, of such indemnification (the “Net Tax Effect”), the Indemnified Party (in the case of a Tax benefit) or the Indemnifying Party (in the case of a Tax detriment) shall pay to the Indemnifying Party (in the case of a Tax benefit) or the Indemnified Party (in the case of a Tax detriment) the amount of such Net Tax Effect at such time or times as and to the extent such Indemnified Party or Indemnifying Party, as applicable, or any of their Affiliates realizes such Net Tax Effect through a refund, reduction or increase in Tax otherwise payable, calculated by computing the amount of Tax with and without taking into account any Tax items attributable to such Damages and the indemnification payment with respect to such Damages.

(d)           The Indemnifying Party shall have no right of subrogation, reimbursement or similar right against any Person with respect to such Indemnifying Party’s obligations under this Agreement.  Each Party hereby irrevocably waives all such rights, and agrees not to institute any Proceedings against any other Person with respect to the same.

9.6           Waiver, Release and Discharge.  Effective as of the Closing, except for any rights, obligations or claims arising under any Transaction Document, each of the Members, in each case for itself and its Affiliates, hereby irrevocably waives, releases and discharges (i) Parent, the Buyer and their respective Affiliates, directors, officers and employees (determined in each case prior to the consummation of the Transaction) and (ii) the Company, its Subsidiaries and their employees (other than the Members) from any and all Liabilities and obligations to such Member of any kind or nature whatsoever, whether as a member, option holder, officer, director or Company Employee or otherwise (including in respect of rights of contribution or indemnification), in each case whether absolute or contingent, liquidated or unliquidated, known or unknown at law or equity, or otherwise and which are based on acts, events or omissions occurring up to and including the Closing; provided, however, that the Parties acknowledge and agree that this Section 9.6 does not apply to, and shall not constitute a waiver, release or discharge of, (i) to the extent that such releasing party is an employee of the Company or any of its Subsidiaries, such releasing party’s right to any salary or wages, and entitlements to employee expense reimbursements and contributions to Benefit Plans, in each case to the extent accrued, earned or otherwise due to such releasing Party prior to the Closing and (ii) the releasing party’s or its Affiliates’ rights in connection with any matter listed on Schedule 7.6(d)(ii) or Schedule 6.10.

9.7           Members’ Representative.

(a)           Each of the Members designates Benjamin Scott Terry and John G. Gulbin III as such Member’s representative (acting together, or either of them acting individually, the “Members’ Representative”) for purposes of this Agreement, and Benjamin Scott Terry and John G. Gulbin III each agrees to act as the Members’ Representative as set forth herein.  Each of the Members and each of their respective successors shall be deemed to have approved, and shall be bound by, any and all actions taken by the Members’ Representative on their behalf under or otherwise relating to this Agreement and the Transactions as if such actions were expressly ratified and confirmed by each of them.  In the event that the Members’ Representative is unable or unwilling to serve or shall resign, a successor Members’ Representative shall be selected by the holders of a majority of the Acquired Units outstanding immediately prior to the Closing.  A Members’ Representative may not resign, except upon thirty (30) days’ prior written notice to the Buyer.  In the event of a notice of proposed resignation, or any death, disability or other replacement of a Members’ Representative, a successor, if needed, shall be appointed effective immediately thereafter, and the Buyer shall be notified promptly of such appointment by such successor Members’ Representative.  No resignation, nor any other replacement, of any Members’ Representative is effective against the Buyer until selection of a successor and prior written notice to the Buyer of such selection.  Each successor Members’ Representative shall have all of the power, rights, authority and privileges hereby conferred upon the original Members’ Representative.

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(b)           The Buyer shall be entitled to rely upon any communication or writing given or executed by the Members’ Representative on behalf of the Members.  All communications or writings to be sent to the Members pursuant to this Agreement may be addressed to the Members’ Representative and any communication or writing so sent shall be deemed notice to all of the Members hereunder.  Each Member hereby consents and agrees that the Members’ Representative is authorized to accept deliveries, including any notice, on behalf of each Member pursuant hereto.

(c)           The Members’ Representative is hereby appointed and constituted the true and lawful attorney-in-fact of each Member with full power of substitution in such Member’s name and on such Member’s behalf to act according to the terms of the Transaction Documents in the absolute discretion of the Members’ Representative; and in general to do all things and to perform all acts including executing and delivering all agreements, certificates, receipts, instructions, notices and other instruments contemplated by or deemed advisable in connection with this Agreement, including this Article IX and the other Transaction Documents.  This power of attorney and all authority hereby conferred is granted subject to the interest of the other Members hereunder and in consideration of the mutual covenants and agreements made herein, and shall be irrevocable and shall not be terminated by any act of any Member, by operation of Law, by such Member’s death or disability, or by any other event.

(d)           The Members’ Representative shall not have any liability to any of the Members for any act done or omitted hereunder or otherwise in connection with the performance of its duties under this Section 9.7 as the Members’ Representative while acting in good faith and in the exercise of reasonable judgment.  The Members’ Representative shall be indemnified by the Members for and shall be held harmless against any loss, liability or expense (including any out-of-pocket costs, legal fees and other legal costs) incurred by the Members’ Representative or any of its Affiliates and any of their respective partners, directors, officers, employees, agents, stockholders, consultants, attorneys, accountants, advisors, brokers, representatives or controlling persons, in each case, relating to the Members’ Representative’s conduct as Members’ Representative, other than losses, liabilities or expenses that have been finally determined by a court of competent jurisdiction to result from the Members’ Representative’s fraud in connection with its performance under this Section 9.7.  This indemnification shall survive the termination of this Agreement.  The Members’ Representative may, in all questions arising under this Agreement or the other Transaction Documents, rely on the advice of counsel, public accountants or other independent experts it reasonably determines to be experienced in the matter at issue, and will not be liable to any of the Parties hereto or to the Members for anything done, omitted or suffered in good faith by the Members’ Representative in accordance with such advice.  In no event shall the Members’ Representative be liable hereunder or under any other Transaction Document for any indirect, punitive, special or consequential damages.

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ARTICLE X

TERMINATION

10.1           Termination.

(a)           This Agreement may, by notice given on or prior to the Closing, in the manner hereinafter provided, be terminated and abandoned at any time prior to the Closing, as follows:

(i)            by the Members’ Representative if there has been a misrepresentation, default or breach by Parent or the Buyer with respect any or their respective representations, warranties, covenants or agreements in this Agreement or in any Transaction Document which would result in any of the conditions to the Company’s and the Members’ obligations in Section 8.1 or Section 8.2 not being satisfied and such misrepresentation, default or breach either (i) is the result of a Willful Breach or (ii) shall not have been cured within thirty (30) days after receipt by the Buyer of written notice specifying particularly such misrepresentation, default or breach;

(ii)           by the Buyer if there has been a misrepresentation, default or breach by any Seller Party with respect to any of their respective representations, warranties, covenants or agreements in this Agreement or in any Transaction Document which would result in any of the conditions to the Buyer’s obligations in Section 7.1 or 7.2 not being satisfied and such misrepresentation, default or breach either (i) is the result of a Willful Breach or (ii) shall not have been cured within thirty (30) days after receipt by the Members’ Representative of written notice specifying particularly such misrepresentation, default or breach;

(iii)          by mutual written agreement of the Members’ Representative and the Buyer;

(iv)          by either the Members’ Representative or the Buyer if the Closing shall not have occurred on or before the one hundred twentieth (120th) day after the delivery to Parent of the Required Financial Statements; provided, however, that the party seeking to terminate this Agreement shall not because of its (and in the case of the Members’ Representative, the Company’s or any Member’s, and in the case of the Buyer, Parent’s) breach or violation of any representation, warranty or covenant contained herein have caused the Closing not to have occurred;

(v)           by either the Members’ Representative or the Buyer if the Special Meeting (including any adjournments or postponements thereof) shall have concluded and the Required Parent Stockholder Approval shall not have been obtained;

(vi)          by the Buyer (a) on or after the fifth (5th) Business Day following written notice from Buyer to the Members’ Representative if there shall have occurred an effect, event or change that, individually or in the aggregate, has had or is reasonably expected to have a Material Adverse Effect on the Company and its Subsidiaries (taken as a whole) and such effect, event or change is continuing at the time of such termination, or (b) if by the ninetieth (90th) day following the date hereof the Required Financial Statements have not been delivered to Parent or the Reorganization has not been consummated;

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(vii)         by the Members’ Representative, on the one hand, or by the Buyer, on the other hand, if there shall be a final nonappealable order of a federal or state court in effect preventing the consummation of the Transactions; or there shall be any action taken, or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Transactions by any Governmental Authority that would make the consummation of the transactions illegal;

(viii)        by either the Members’ Representative or the Buyer if the Extension Special Meeting (including any adjournments or postponements thereof) shall have concluded and the Extension shall not have been approved; or

(ix)           as contemplated by Section 6.24.

(b)           In the event of the termination of this Agreement pursuant to Section 10.1(a), (i) the Equity Transfer shall be abandoned; (ii) the provisions of Sections 6.3(b) and (c), Section 9.7, this Article X and Article XI and Article XII shall remain in full force and effect and survive any termination of this Agreement and; (iii) no Party shall have any other liability for its obligations under this Agreement after its termination in the absence of fraud or Willful Breach of this Agreement by such Party.

ARTICLE XI

TRUST FUND WAIVER

11.1          Trust Fund Waiver.  Reference is made to the final prospectus of Parent dated December 13, 2012 (File No. 333-177280) (the “Prospectus”).  Each of the Seller Parties warrants and represents, jointly and severally, that such Seller Party has read the Prospectus and understands that Parent has established the Trust Fund containing the proceeds of the IPO initially in the amount of at least Seventy-Five Million Dollars ($75,000,000) for the benefit of Parent’s public stockholders and certain other parties (including the underwriters of the IPO) and that Parent may disburse monies from the Trust Fund, including any proceeds therefrom, only as provided in the Prospectus.  For and in consideration of Parent agreeing to enter into this Agreement, each of the Seller Parties agrees that, notwithstanding any provisions contained in this Agreement, such Seller Party does not now have, and shall not at any time prior to the Closing have, any claim to, or make any claim against, the Trust Fund or any asset contained therein, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between the Company or any of its Subsidiaries, on the one hand, and Parent, on the other hand, this Agreement or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability.  Each of the Seller Parties (for itself and on behalf of its Affiliates and direct and indirect subsidiaries and members, and its and their respective successors and assigns, and any Person claiming by or through such Seller Party) hereby irrevocably waives any and all rights, titles, interests and claims of any kind that such Seller Party may have, now or in the future (in each case, however, prior to the consummation of a business combination), and shall not take any action or suit, make any claim or demand or seek recovery of any Liability or recourse against, the Trust Fund for any reason whatsoever in respect thereof.  Each of the Seller Parties agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Parent to induce it to enter into this Agreement.  Each of the Seller Parties further intends and understands such waiver to be valid, binding and enforceable under applicable Law.  To the extent that any of the Seller Parties or the Members’ Representative commences any action or Proceeding based upon, in connection with, relating to or arising out of any matter relating to Parent, which Proceeding seeks, in whole or in part, monetary relief against Parent, each of the Seller Parties hereby acknowledges and agrees such Seller Party’s sole remedy shall be against funds held outside of the Trust Fund and that such claim shall not permit such Seller Party (or any party claiming on such Seller Party’s behalf or in lieu of such Seller Party) to have any claim against the Trust Fund or any amounts contained therein.  In the event that any Seller Party or the Members’ Representative commences any action or Proceeding based upon, in connection with, relating to or arising out of any matter relating to Parent, which Proceeding seeks, in whole or in part, relief against the Trust Fund or Parent’s public stockholders, whether in the form of money damages or injunctive relief, Parent shall be entitled to recover from such Seller Party or the Members’ Representative, as applicable, the associated legal fees and costs in connection with any such action, in the event Parent prevails in such action or Proceeding.

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ARTICLE XII

MISCELLANEOUS

12.1          Successors and Assigns.  This Agreement shall inure to the benefit of and be binding upon the Seller Parties and their respective successors and assigns; provided, however, that no Party may make any assignment of this Agreement or any interest herein without the prior written consent of the Buyer and the Members’ Representative.  Any such purported assignment without such prior written consent shall be void and of no force or effect.

12.2          Governing Law.  All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement or the transactions contemplated hereby shall in all respects be interpreted, construed and governed by and in accordance with the Laws of the State of Delaware, without regard to its conflicts of laws principles.

12.3          Specific Performance; Remedies.

(a)           Each Party acknowledges that the other Parties shall be irreparably harmed and that there shall be no adequate remedy at Law for any violation or breach, or threatened breach, by any of them of any of the covenants or agreements contained in this Agreement, and that any breach or threatened breach of this Agreement by a Party hereto, including such Party’s failure to take all actions as are necessary on such Party’s part in accordance with the terms and conditions of this Agreement to consummate the Transactions, would not be adequately compensated by monetary damages alone.  It is accordingly agreed, notwithstanding anything to the contrary set forth in this Agreement, that, subject to Section 12.3(b), in addition to, but not in lieu of, any other remedies that may be available upon the breach of any such covenants or agreements (including monetary Damages), each Party shall have the right to obtain injunctive relief to restrain a breach or threatened breach of, or otherwise to obtain specific performance of, the other Parties’ covenants and agreements contained in this Agreement.  Each Party hereby agrees (i) to waive the defense in any such suit that the other Parties have an adequate remedy at law, (ii) not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement or to enforce compliance with, the covenants and obligations of the other Parties under this Agreement, and (iii) to waive any requirement to post any bond, in each case, in connection with obtaining such relief.  All rights and remedies of the Parties under this Agreement shall be cumulative, and the exercise of one or more rights or remedies shall not preclude the exercise of any other right or remedy available under this Agreement or applicable Law.

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(b)           Notwithstanding anything in this Agreement to the contrary (including Section 12.3(a)), the Parties explicitly agree that no Seller Party, on the one hand, and neither Parent nor the Buyer, on the other hand, shall be entitled to seek an injunction or other form of specific performance or equitable relief described in Section 12.3(a), to cause (x) the Closing to be consummated or (y) the Per Company Unit Consideration to be issued, unless each of the following conditions has been satisfied:

(i)            all of the conditions set forth in Article VII and Article VIII shall have been satisfied or waived (other than those conditions that, by their nature, are to be satisfied at the Closing, which conditions shall be capable of being satisfied); and

(ii)           Parent and the Buyer or the Seller Parties, as applicable, are required to complete the Closing pursuant to the terms of this Agreement and fail to complete the Closing in accordance with the terms hereof.

12.4          Severability.  Each section, subsection and lesser section of this Agreement constitutes a separate and distinct undertaking, covenant and/or provision hereof.  In the event that any provision of this Agreement shall finally be determined to be unlawful, such provision shall be deemed severed from this Agreement, but every other provision of this Agreement shall remain in full force and effect; provided, however, that the Parties will attempt in good faith to agree to replace such unlawful provision with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other potential purposes of such unlawful provision.

12.5          Amendment.  This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Buyer and the Members’ Representative.

12.6          Waiver.  Either Parent and the Buyer, on the one hand, or any Seller Party or the Members’ Representative, on the other hand, may to the extent permitted by applicable Law (a) extend the time for the performance of any of the obligations or other acts of the Seller Parties, the Members’ Representative or Parent and the Buyer, as applicable, (b) waive any inaccuracies in the representations and warranties of the Seller Parties, the Members’ Representative or Parent and the Buyer, as applicable, contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements of the Seller Parties, the Members’ Representative or Parent and the Buyer, as applicable, contained herein.  No such extension or waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party extending the time of performance or waiving any such inaccuracy or non-compliance.  No waiver by any Party of any term of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term of this Agreement on any future occasion.

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12.7          Notices.  All notices, requests, consents, waivers and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given (a) if personally delivered, upon delivery or refusal of delivery, (b) if mailed by registered or certified United States mail, return receipt requested, postage prepaid, upon delivery or refusal of delivery, (c) if sent by a nationally recognized overnight delivery service, upon delivery or refusal of delivery, or (d) if sent by facsimile or electronic mail, upon confirmation of delivery.  All notices, consents, waivers or other communications required or permitted to be given hereunder shall be addressed as follows:

(a)           If to the Company after the Closing, Parent or the Buyer:

c/o Chart Acquisition Corp. 75 Rockefeller Plaza, 14th Floor New York, NY 10019
Attention:	Joseph Wright
Telephone:	(212) 350-8205
Facsimile:	(212) 350-8299
E-mail:	jwright@chartgroup.com

with a copy to:

Morrison & Foerster LLP 1650 Tysons Boulevard, Suite 400 McLean, Virginia 22102
Attention:	Lawrence T. Yanowitch, Esq. Charles W. Katz, Esq.
Telephone:	(703) 760-7318
Facsimile:	(703) 760-7777
E-mail:	lyanowitch@mofo.com ckatz@mofo.com

(b)           If to the Company prior to the Closing, any Member or the Members’ Representative:

c/o Tempus Intermediate Holdings, LLC 133 Waller Mill Road, Suite 400 Williamsburg, VA 23185
Attention:	Scott Terry and Jack Gulbin
Telephone:	(757) 243-8164
Facsimile:	(757) 969-6168
E-mail:	sterry@tempusjets.com jgulbin@tempusjets.com

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with a copy to:

Alston & Bird LLP 101 S. Tryon St., Suite 4000 Charlotte, NC 28280-4000
Attention:	Gary C. Ivey, Esq.
T. Scott Kummer, Esq.
Telephone:	704-444-1090
Facsimile:	704-444-1690
E-mail:	gary.ivey@alston.com scott.kummer@alston.com

or at such other address or addresses as the Party or the Members’ Representative addressed may from time to time designate in writing pursuant to notice given in accordance with this Section 12.7.

12.8          Expenses.  Without limiting the effect of Article IX, all Expenses of the Parties shall be borne by the Person incurring such Expense, except that if the Transactions are consummated, the Company shall pay all Expenses of the Company and its Subsidiaries, Parent, the Members and the Members’ Representative, including any broker fees and expenses.

12.9          Jurisdiction; Waiver of Jury Trial; Service of Process.  The Parties agree that any proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement, prior to the Closing, shall be brought in any Chancery Court of the State of Delaware, provided, that if (and only after) such courts determine that they lack subject matter jurisdiction over any such legal action, suit or proceeding, such legal action, suit or proceeding shall be brought in the Federal courts of the United States located in the State of Delaware.  Each Party hereby irrevocably (a) submits to the exclusive jurisdiction of the state and federal courts sitting in Delaware; (b) waives, and agrees not to assert, any claim that it is not subject to the jurisdiction of, or any objection to the laying of venue in, any such courts or that such action has been commenced in an improper or inconvenient forum; and (c) agrees that service of any process, summons, notice or document by U.S. registered mail to such Party’s address as provided herein shall be effective with respect to any matter for which it has submitted to jurisdiction hereby.  The foregoing shall not constitute a general consent to service of process and shall have no effect for any purpose except as set forth in this Section 12.9.  EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.  Each Party (x) certifies that no Representative of the other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce the foregoing waiver and (y) acknowledges that it and the other Party has been induced to enter into the agreements contemplated hereby by, among other things, the mutual waivers, agreements and certifications in this Section 12.9.

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12.10       Arbitration.

(a)           Except as set forth in Section 12.3, Section 12.9 and Section 12.10(d) hereof, any dispute, difference, controversy or claim arising in connection with or related or incidental to, or question occurring under, this Agreement or the subject matter hereof after the Closing shall be finally settled under the Commercial Arbitration Rules (the “Rules”) of the American Arbitration Association (“AAA”), unless otherwise agreed, by an arbitral tribunal composed of three (3) arbitrators, at least one (1) of whom shall be an attorney experienced in corporate transactions, appointed by agreement of the Buyer and the Members’ Representative in accordance with said Rules.  In the event the Buyer and the Members’ Representative fail to agree upon a panel of arbitrators from the first list of potential arbitrators proposed by the AAA, the AAA will submit a second list in accordance with such Rules.  In the event the Buyer and the Members’ Representative shall have failed to agree upon a full panel of arbitrators from such second list, any remaining arbitrators to be selected shall be appointed by the AAA in accordance with such Rules.  If at the time of the arbitration the Buyer and the Members’ Representative agree in writing to submit the dispute to a single arbitrator, such single arbitrator shall be appointed by agreement of the Buyer and the Members’ Representative in connection with the foregoing procedure or failing such agreement by the AAA in accordance with such Rules.  All arbitrators shall be neutral arbitrators and subject to Rule 19 of the Rules.

(b)           The arbitrators shall apply the Laws of the State of Delaware, shall not have the authority to add to, detract from, or modify any provision hereof and shall not award punitive damages to any injured Party or to the Members’ Representative.  A decision by a majority of the arbitrators shall be final, conclusive and binding.  The arbitrators shall deliver a written and reasoned award with respect to the dispute to each of the parties to the dispute, difference, controversy or claim, who shall promptly act in accordance therewith.  Any arbitration Proceeding shall be held in the State of Delaware.

(c)           The arbitration Proceedings conducted pursuant hereto shall be confidential.  No Party shall disclose any information about the arbitration Proceedings or the evidence adduced by the other Parties in any arbitration Proceeding or about documents provided by the other Parties in connection with the Proceeding except in the course of a judicial, regulatory or arbitration Proceeding or as may be requested by a Governmental Authority or as required or advisable under Law or exchange rules.  Before making any disclosure permitted by the preceding sentence, the Party intending to make such disclosure shall give the other Parties reasonable written notice of the intended disclosure.  The Parties shall sign, and the arbitrator, expert witnesses and stenographic reporters shall be asked to sign, appropriate non-disclosure agreements or orders in order to effectuate this Agreement of the Parties as to confidentiality.

(d)           The Parties hereby exclude any right of appeal to any court on the merits of the dispute.  The provisions of this Section 12.10 may be enforced in any court having jurisdiction over the award or any of the Parties or any of their respective assets, and judgment on the award (including equitable remedies) granted in any arbitration hereunder may be entered in any such court.  Nothing contained in this Section 12.10 shall prevent any Party from seeking injunctive or other equitable relief from any court of competent jurisdiction, without the need to resort to arbitration.

12.11        Complete Agreement.  This Agreement, the Transaction Documents and the other documents expressly referred to herein, including all appendices, exhibits and schedules hereto, and the other documents of even date herewith, embody the complete agreement and understanding among the Parties and supersede and preempt any prior understandings, agreements or representations by or among the Parties, written or oral, that may have related to the subject matter hereof (including, for avoidance of doubt, the Confidential Term Sheet executed by the Parties or their related entities on January 28, 2014 and the Non-Disclosure Agreement).  Notwithstanding the right of a Party to investigate the assets, properties, books, records and financial condition of the other Party, and notwithstanding any knowledge obtained or obtainable by such Party as a result of such investigation, such Party has the unqualified right to rely upon, and has relied upon, each of the representations and warranties made by the other Party in this Agreement or pursuant hereto.  No information or knowledge obtained or capable of being obtained in any investigation by a Party (or in any list, certificate, schedule or other instrument, document, agreement or writing furnished or to be furnished to or made pursuant hereto) shall affect or be deemed to modify any representation or warranty of the other Parties contained herein or the conditions to the obligations of the Parties to consummate the Transactions.  No claim by a Party in connection with this Agreement shall be adversely affected by any investigation by or opportunity to investigate afforded to such Party, nor shall such a claim be adversely affected by such Party’s knowledge on or before the Closing Date of any breach or of any state of facts that may give rise to such a breach.  The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, shall not adversely affect the right to indemnification, payment of Damages or other remedy based on such representations, warranties, covenants or obligations.

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12.12        Absence of Third Party Beneficiary Rights.  Except for Article IX (which shall be for the benefit of the Indemnified Parties) and Section 6.18, no provision of this Agreement is intended, nor will be interpreted, to provide or create any third party beneficiary rights or any other rights of any kind in any client, customer, Affiliate, member, option holder, employee or partner of any Party or any other Person.

12.13        Mutual Drafting.  This Agreement is the mutual product of the Parties, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of each of the Parties, and shall not be construed for or against any Party, but according to the application of the rules of interpretation of contracts.

12.14        Further Representations.  Each Party acknowledges and represents that it has been represented by its own legal counsel in connection with the Transactions, with the opportunity to seek advice as to its legal rights from such counsel.  Each Party further represents that it is being independently advised as to the Tax or securities consequences of the Transactions and is not relying on any representations or statements made by any other Party as to such Tax and securities consequences.

12.15        Interpretation.  The headings in this Agreement are intended solely for convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.  Unless the context clearly indicates otherwise, where appropriate the singular shall include the plural and the masculine shall include the feminine or neuter, and vice versa, to the extent necessary to give the terms defined herein and/or the terms otherwise used in this Agreement the proper meanings.  The words “including,” “include” or “includes” shall mean including without limitation.  Any reference in this Agreement to a statute shall be to such statute, as amended from time to time, and to the rules and regulations promulgated thereunder.  When reference is made in this Agreement to an Exhibit, Appendix, Article, Section or subsection, such reference shall be to an Exhibit, Appendix, Article, Section or subsection to or of this Agreement unless otherwise indicated.  Any document posted to the data site maintained by the Company on or prior to the date hereof shall be deemed to have been delivered to Parent and the Buyer for purposes of this Agreement.

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12.16        Counterparts.  This Agreement may be executed in two or more counterparts, each of which when executed and delivered shall be deemed an original and all of which, taken together, shall constitute the same agreement.  This Agreement and any document or schedule required hereby may be executed by electronic or facsimile signature, which shall be considered legally binding for all purposes.

12.17        Disclosure Schedules.  Certain information set forth in the Company Schedules and the Buyer Schedules (collectively, the “Disclosure Schedules”) is provided solely for informational purposes and may not be required to be disclosed pursuant to this Agreement.  The disclosure of any information in the Disclosure Schedules shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made by the Parties in this Agreement, nor shall such information be deemed an admission of any liability of, or concession as to any defense available to, any Party.  The specification of any dollar amount in the representations or warranties contained in this Agreement (or in any certificate delivered a party pursuant to Sections pursuant to Section 7.1, Section 7.2, Section 8.1 or Section 8.2, as the case may be) or the inclusion of any specific item in any Disclosure Schedule is not intended to imply that such amounts, or higher or lower amounts or the items so included or other items, are or are not material, and no Party shall use the fact of the setting of such amounts or the inclusion of any such item in any dispute or controversy as to whether any obligation, items or matter not described herein or included in a Disclosure Schedule is or is not material for purposes of this Agreement.

12.18        Waiver of Conflicts.  Recognizing that Alston & Bird LLP has acted as legal counsel to the Members, their Affiliates and the Company and its Subsidiaries prior to the Closing, and that Alston & Bird LLP intends to act as legal counsel to the Members and their Affiliates after the Closing, each of Parent, the Buyer and the Company and each of its Subsidiaries waives, on its own behalf and agrees to cause its Affiliates to waive, any conflicts that may arise in connection with Alston & Bird LLP representing the Members and/or their Affiliates after the Closing as such representation may relate to Parent, Buyer, the Company or any of its Subsidiaries or the transactions contemplated herein(the “Engagement”).  In addition, all communications involving attorney-client confidences between the Members, their Affiliates or the Company or any of its Subsidiaries and Alston & Bird LLP in the course of the negotiation, documentation and consummation of the Transactions (the “Scope”) shall, subject to the last sentence of this paragraph, be deemed to be attorney-client confidences that belong solely to the Members.  Accordingly, subject to the last sentence of this paragraph, neither the Company nor any of its Subsidiaries shall have access to any such communications, or to the files of Alston & Bird LLP within the Scope, whether or not the Closing shall have occurred.  Without limiting the generality of the foregoing, subject to the last sentence of this paragraph, upon and after the Closing, (i) the Members and their Affiliates shall be the sole holders of the attorney-client privilege with respect to such communications and files within the Scope, and neither Company nor any of its Subsidiaries shall be a holder thereof, (ii) to the extent that files of Alston & Bird LLP within the Scope constitute property of the client, only the Members and their Affiliates shall hold such property rights and (iii) Alston & Bird LLP shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to any of the Company or any of its Subsidiaries by reason of any attorney-client relationship between Alston & Bird LLP and any of the Company or any of its Subsidiaries or otherwise relating to the Engagement.  Notwithstanding the foregoing, the Company and its Subsidiaries shall be afforded access to the communications and files within the Scope in connection with defending any Third Party Claims in which there is not a conflict of interest between the Members and Parent or the Buyer to the extent that such access would not jeopardize any attorney-client or other legal privilege, including the attorney-client privilege or the attorney work product privilege.

[Signatures appear on following page(s).]

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IN WITNESS WHEREOF, each party hereto has signed or has caused to be signed by its officer thereunto duly authorized this Equity Transfer and Acquisition Agreement as of the date first above written.

BUYER: THE TEMPUS GROUP HOLDINGS, LLC

By:	/s/ Christopher D. Brady
Name: Title:

PARENT: CHART ACQUISITION CORP.

By:	/s/ Christopher D. Brady
Name: Title:

[SIGNATURES CONTINUE ON FOLLOWING PAGE]

Signature Page to Equity Acquisition and Transfer Agreement

WARRANT OFFERORS: CHART ACQUISITION GROUP LLC

By:	/s/ Christopher D. Brady
Name: Title:

/s/ Joseph Wright
Joseph Wright

COWEN OVERSEAS INVESTMENT LP

By:	/s/ Owen Littman
Name: Owen Littman Title: Authorized Signatory

[SIGNATURES CONTINUE ON FOLLOWING PAGE]

Signature Page to Equity Acquisition and Transfer Agreement

COMPANY: TEMPUS INTERMEDIATE HOLDINGS, LLC

By:	/s/ John G. Gulbin III
Name: John G. Gulbin III
Title: Manager

MEMBERS’ REPRESENTATIVE:

/s/ Benjamin Scott Terry
Benjamin Scott Terry

/s/ John G. Gulbin III
John G. Gulbin III

[SIGNATURES CONTINUE ON FOLLOWING PAGE]

Signature Page to Equity Acquisition and Transfer Agreement

MEMBERS:

/s/ Benjamin Scott Terry
Benjamin Scott Terry

/s/ John G. Gulbin III
John G. Gulbin III

/s/ Joshua Paul Allen
Joshua Paul Allen

BST 2011 IRREVOCABLE TRUST

By:	/s/ Benjamin Scott Terry
Name:	Benjamin Scott Terry
Title:	Family Trustee

JGG 2011 IRREVOCABLE TRUST

By:	/s/ John G. Gulbin III
Name:	John G. Gulbin III
Title:	Family Trustee

EARLY VENTURES, LLC

By:	/s/ Sheldon Early
Name:	Sheldon Early
Title:	President

Signature Page to Equity Acquisition and Transfer Agreement

ANNEX A

MEMBERS

•	Benjamin Scott Terry, an individual residing in the state of Virginia
•	BST 2011 Irrevocable Trust
•	John G. Gulbin, III, an individual residing in the state of Connecticut
•	JGG 2011 Irrevocable Trust
•	Early Ventures, LLC, a South Carolina limited liability company
•	Joshua Paul Allen, an individual residing in the state of Arizona

ANNEX B

OFFICERS AND DIRECTORS

Officers

Benjamin Scott Terry – Chief Executive Officer

John G. Gulbin III - President

R. Lee Priest, Jr. – Chief Financial Officer & Secretary

Directors

Benjamin Scott Terry

John G. Gulbin III

Joseph R. Wright

Christopher D. Brady

Peter A. Cohen

Kenneth J. Krieg

Niall Olver

APPENDIX A

DEFINED TERMS

(1)            “351 Exposure Statement” means a written tax analysis, prepared by KPMG, of the amount of U.S. federal income tax liability of each of the Members that would result from the consummation of the Equity Transfer and the receipt of the Per Company Unit Consideration under the terms of this Agreement assuming that the combined value of one Unit and one Class B Parent Share is $10.00 on the Closing Date.

(2)            “AAA” has the meaning given to such term in Section 12.10(a).

(3)            “Accounting Firm” means an accounting firm mutually satisfactory to the Buyer and the Members’ Representative.

(4)            “Acquired Units” means all of the issued and outstanding Company Units.

(5)            “Adjustment Amount” means the amount, if any, by which (i) the Net Debt, is greater than (ii) the Target Net Debt.

(6)            “Affiliate” means as to any Party, any Person that directly or indirectly, is in control of, is controlled by, or is under common control with, such Party, including any Person who would be treated as a member of a controlled group under Section 414 of the Code and any officer or director of such Party.  For purposes of this definition, an entity shall be deemed to be “controlled by” a Person if the Person possesses, directly or indirectly, power either to (a) vote ten percent (10%) or more of the securities (including convertible securities) of such entity having ordinary voting power or (b) direct or cause the direction of the management or policies of such entity whether by contract or otherwise; and, as to a Party who is a natural person, such person’s Family members.  For the avoidance of doubt, from and after the Closing, the Buyer’s Affiliates shall include the Company and its Subsidiaries.

(7)            “Agreement” has the meaning given to such term in the Preamble.

(8)            “Aircraft” has the meaning given to such term in Section 3.11(j).

(9)            “Aircraft Documents” means the documents, data and records (i) obtained upon purchase of the associated Aircraft, (ii) as required under each Company or Subsidiary contract associated with the Aircraft, and (iii) any other documents and records to be maintained pursuant to the requirements of any Governmental Authority, and all additions, renewals, revisions and replacements made to any of the foregoing.

(10)          “Anti-Corruption Laws” means all Laws issued by a Governmental Authority that are designed or intended to address bribery or corruption (governmental or commercial), including Laws that prohibit the payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any government official, government employee or commercial entity to obtain a business advantage, including, the U.S. Foreign Corrupt Practices Act of 1977, as amended from time to time (the “FCPA”), the UK Bribery Act 2010, and all Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

(11)          “Balance Sheet Date” means December 31, 2013.

(12)          “Balance Sheet” means the unaudited combining balance sheet of the Company and each of the Subsidiaries at the Balance Sheet Date.

(13)          “Bankruptcy and Equity Exceptions” has the meaning given to such term in Section 3.2.

(14)          “Base Company Value” means $99,000,000 (equal to $100,000,000 minus $1,000,000 on account of the grant contemplated by Section 6.28).

(15)          “Benefit Plan” means each pension, profit-sharing, savings, retirement, employment, compensation, deferred compensation, bonus, equity purchase, stock option, phantom securities or other equity-based compensation, change-in-control, retention, salary continuation, vacation, sick leave, disability, death benefit, group insurance, hospitalization, medical, dental, life (including all individual life insurance policies as to which the Company or any of its Subsidiaries is the owner, the beneficiary or both), Section 125 of the Code “cafeteria” or “flexible” benefit, employee loan, educational assistance or fringe plan, program, policy, practice, agreement or arrangement, whether written or oral, formal or informal, including each such “employee benefit plan” within the meaning of Section 3(3) of ERISA, and other such employee benefit plan, program, policy, practice, agreement, or arrangement, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the Transactions or otherwise) (i) under which any current or former employee, director, consultant or independent contractor of the Company, any of its Subsidiaries has any present or future right to benefits or (ii) that is maintained, sponsored or contributed to by the Company, any of its Subsidiaries or any ERISA Affiliate.

(16)          “Business Day” means any day other than a Saturday, a Sunday or a day on which commercial banks in the Commonwealth of Virginia are closed.

(17)          “Buyer” has the meaning given to such term in the Preamble.

(18)          “Buyer Confidential Information” means all documents and information concerning Parent, the Buyer, or any of their respective Representatives furnished in connection with this Agreement or the Transactions (including any claim or dispute arising out of or related to this Agreement or the Transactions, or the interpretation, making, performance, breach or termination thereof).

(19)          “Buyer Indemnified Parties” has the meaning given to such term in Section 9.1(b).

(20)          “Buyer LLC Agreement” means the amended and restated operating agreement of the Buyer, dated as of the Closing Date, in the form attached hereto as Exhibit C (but subject to any changes pursuant to Section 6.27).

(21)          “Buyer MAE” means, with respect to Parent and the Buyer, any effect, event, change, circumstance, development or other matter that individually or in the aggregate, had, or is reasonably expected to have, a material adverse effect on (a) the assets, business, financial condition or operating results of Parent and the Buyer (taken as a whole and determined without regard to the redemption of any shares of Parent Common Stock in connection with the Extension Proxy Solicitation or the Proxy Solicitation) or (b) the right or ability of either of Parent or Buyer to consummate the Transactions; provided, that the foregoing clause (a) shall not include any change, effect, event, circumstance, development, condition or other matter to the extent that the same results from or is attributable to (i) the announcement of this Agreement and the Transactions, (ii) actions or omissions required under the Extension Documents, the Transaction Documents or arising from the Extension Proxy Solicitation or the Proxy Solicitation (including for avoidance of doubt the redemption of any shares of Parent Common Stock pursuant thereto) or by or at the written request of a Seller Party or any litigation settlement permitted without the consent of the Company pursuant to Section 6.22, (iii) changes in Law or GAAP, (iv) changes in general economic conditions, currency exchange rates or U.S. or international debt or equity markets and (v) calamities, natural disasters, national or international political or social conditions or hostilities, acts of terror or acts of war.

(22)          “Buyer Prepared Return” has the meaning given to such term in Section 6.5(a).

(23)          “Buyer Schedules” has the meaning given to such term in Article V.

(24)          “Buyer Unit” means a unit representing a fractional part of the membership interests of the Buyer.

(25)          “Buyer Warrants” means the issued and outstanding warrants of the Buyer.

(26)          “Cash” means, with respect to any Person, all cash and cash equivalents (determined in accordance with GAAP) of such Person but excluding any restricted Cash or Cash held by or for the benefit of third parties to secure a Liability of such Person.

(27)          “Class B Parent Shares” means the Class B common stock, $0.0001 par value per share of Parent.

(28)          “Closing” means the closing of the Transactions.

(29)          “Closing Date” means the date on which the Closing occurs.

(30)          “Closing Filing” means an amendment to Schedule TO and/or Form 8-K announcing the closing of the Transactions and the completion of the Warrant Tender Offer, together with, or incorporating by reference such other information that may be required to be disclosed with respect to such results in any report or form to be filed with the SEC.

(31)          “Closing Press Release” means a press release, mutually agreed upon by the Buyer and the Members’ Representative, announcing the results of the Warrant Tender Offer.

(32)          “Closing Statement” has the meaning given to such term in Section 1.3(a).

(33)          “Code” means the Internal Revenue Code of 1986, as amended.

(34)          “Company” has the meaning given to such term in the Preamble.

(35)          “Company Contractors” has the meaning given to such term in Section 3.9(a).

(36)          “Company Employees” has the meaning given to such term in Section 3.9(a).

(37)          “Company Intellectual Property” means the Company Owned Intellectual Property and the Company Licensed Intellectual Property.

(38)          “Company Licensed Intellectual Property” means all Intellectual Property that is licensed to the Company or any of its Subsidiaries by any third party.

(39)          “Company Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries, in whole or in part.

(40)          “Company Registered Intellectual Property” means United States and foreign Patent Rights, registered Trademarks, registered copyrights and designs, mask work registrations and applications for each of the foregoing that are registered or filed in the name of the Company or any of its Subsidiaries, alone or jointly with others.

(41)          “Company Schedules” has the meaning given to such term in Article IV.

(42)          “Company Unit” means a unit representing a fractional part of the membership interests of the Company.

(43)          “Company Unit Number” means the number of Company Units issued and outstanding immediately prior to the Closing.

(44)          “Contract” means any note, bond, mortgage, debt instrument, security agreement, contract, license, lease, sublease, covenant, commitment, power of attorney, proxy, indenture, purchase and sale order, or other agreement or arrangement, oral or written, to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their assets or property are bound, including any and all amendments, waivers or other changes thereto.

(45)          “Cross-Receipt and Bill of Sale” has the meaning given to such term in Section 7.6(b).

(46)          “Current Government Contracts” has the meaning given to such term in Section 3.14(a).

(47)          “D&O Indemnified Parties” has the meaning given to such term in Section 6.18(a).

(48)          “Damages” means all Liabilities, losses, claims, damages, punitive damages to the extent awarded in connection with third party claims, causes of actions, lawsuits, administrative proceedings (including informal proceedings), assessments, adjustments, judgments, settlement payments, deficiencies, penalties, fines, Taxes, costs and expenses (including reasonable attorneys’ fees and disbursements of every kind, nature and description).

(49)          “DCAA” has the meaning given to such term in Section 3.14(j).

(50)          “Deductible” has the meaning given to such term in Section 9.4(a).

(51)          “Department of Transportation” means the United States Department of Transportation or any successor agency thereto.

(52)          “Designated Contact” means each of Jack Gulbin, Lee Priest and such other Persons as the Company may designate in writing from time to time.

(53)          “DGCL” has the meaning given to such term in Section 6.13(d).

(54)          “Direct Costs” has the meaning given to such term in 48 C.F.R. § 2.101.

(55)          “Disclosure Schedules” has the meaning given to such term in Section 12.17.

(56)          “DSS” means Defense Security Service of the United States Department of Defense.

(57)          “EDGAR” has the meaning given to such term in Section 5.15.

(58)          “Employment Agreements” has the meaning given to such term in 7.6(i).

(59)          “Encumbrance” means any claim, lien, pledge, assignment, option, charge, easement, security interest, right-of-way, encumbrance, mortgage or other restriction (including with respect to any Company Unit, any preemptive right, right of first refusal, put, call or other restriction on transfer).

(60)          “Environment” means navigable waters, waters of the contiguous zone, ocean waters, natural resources, surface waters, ground water, drinking water supply, land surface, subsurface strata, ambient air, both inside and outside of buildings and structures.

(61)          “Environmental Laws” means all Laws, ordinances, regulations, codes, orders, judgments, injunctions, awards or decrees relating to pollution, protection of the Environment, public or worker health safety as it relates to exposure to Hazardous Substances, or the emission, discharge, release or threatened release of pollutants, contaminants or industrial, medical, toxic or hazardous substances or wastes into the Environment or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants or industrial, medical, toxic or hazardous substances or wastes, including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, 42 USC. Section 9601 et. seq., the Resource Conservation and Recovery Act, 42 USC. Section 6901 et. seq., the Toxic Substances Control Act, 15 USC. Section 2601 et. seq., the Federal Water Pollution Control Act, 33 USC. Section 1151 et seq., the Clean Air Act, 42 USC. Section 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 USC. Section 111 et. seq., Occupational Safety and Health Act, 29 USC. Section 651 et. seq. (to the extent it relates to exposure to Hazardous Substances), the Asbestos Hazard Emergency Response Act, 15 USC. Section 2601 et. seq., the Safe Drinking Water Act, 42 USC. Section 300f et. seq., the Oil Pollution Act of 1990 and analogous state acts.

(62)           “Equity Transfer” has the meaning given to such term in Section 1.1.

(63)           “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(64)           “ERISA Affiliate” means each Person that is or was required to be treated as a single employer with the Company or their current or former subsidiaries under Section 414 of the Code or Section 4001 of ERISA and the regulations thereunder.

(65)           “Estimated Adjustment Amount” has the meaning given to such term in Section 1.2(b).

(66)           “Estimated Company Value” means (i) the Base Company Value, minus (ii) the Estimated Adjustment Amount.

(67)           “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(68)           “Excluded Entities” means the Persons set forth on Schedule A-1 to the Company Schedules.

(69)           “Executive Employees” means the following persons: Jack Gulbin and Scott Terry.

(70)           “Expenses” means, with respect to any Person, all third party fees and expenses incurred by or on behalf of such Person in connection with the preparation, negotiation, and execution of the Transaction Documents, including the fees and disbursements of investment bankers, accountants, legal counsel and other consultants and advisors.

(71)           “Exploit” means develop, design, test, modify, make, use, sell, have made, used and sold, import, reproduce, market, distribute, commercialize, support, maintain, correct and create derivative works of.

(72)           “Export Control Laws” means (i) all U.S. import and export Laws (including those Laws under the authority of U.S. Departments of Commerce (Bureau of Industry and Security) codified at 15 CFR, Parts 700-799; Homeland Security (Customs and Border Protection) codified at 19 CFR, Parts 1-199; State (Directorate of Defense Trade Controls) codified at 22 CFR, Parts 103, 120-130; and Treasury (Office of Foreign Assets Control) codified at 31 CFR, Parts 500-599) and (ii) all comparable Applicable Laws outside the United States.

(73)           “Extension” has the meaning given to such term in Section 6.13(b).

(74)           “Extension Documents” means the Second Amended and Restated Certificate of Incorporation, the Amended and Restated Investment Management Trust Agreement, the Amended and Restated Warrant Agreement, the Amended and Restated Escrow Agreement and the Amended and Restated Letter Agreement with underwriters, in each case substantially in the form previously provided to the Company and as such documents are set forth in or described in the Extension Proxy Statement, together with any schedules and attachments or side letters thereto and other agreements, certificates and instruments, in any such case, as are required to be delivered to any party thereto pursuant to the terms thereof.

(75)           “Extension Proxy Solicitation” has the meaning given to such term in Section 6.13(b).

(76)           “Extension Proxy Statement” has the meaning given to such term in Section 6.13(b).

(77)           “Extension Special Meeting” has the meaning given to such term in Section 6.13(b).

(78)           “FAA” means the United States Federal Aviation Administration or any successor agency thereto.

(79)           “Facilities” has the meaning given to such term in Section 3.11(h).

(80)           “Family” means, with respect to any Person, such Person, such Person’s spouse and each of their parents, children and siblings, including adoptive relationships and relationships through marriage, or any other relative of such Person that resides with such Person.

(81)           “FAR” has the meaning given to such term in Section 3.14(b).

(82)           “FAR Ethics Rules” has the meaning given to such term in Section 3.14(z).

(83)           “FCPA” has the meaning given to such term in Section (10) of this Appendix A.

(84)           “FCPA Government Official” means (i) any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any FCPA Governmental Authority, (ii) any political party official or candidate for political office or (iii) any company, business, enterprise or other entity owned or controlled by any Person described in the foregoing clauses (i) or (ii).

(85)           “FCPA Governmental Authority” means (i) any national, federal, state, county, municipal, local, or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of a governmental nature, (ii) any public international organization (such as the World Bank, the European Union, the United Nations Educational, Scientific, and Cultural Organization, or the World Intellectual Property Organization), (iii) any agency, division, bureau, department, or other political subdivision of any government, entity or organization described in the foregoing clauses (i) or (ii), (iv) any company, business, enterprise, or other entity owned or controlled by any government, entity, or organization described in the foregoing clauses (i), (ii) or (iii) or (v) any political party.

(86)           “Federal Aviation Act” means the Federal Aviation Act of 1958, as amended, and as recodified in Title 49 U.S.C. pursuant to Public Law 103-272, or any similar legislation of the United States enacted in substitution or replacement thereof.

(87)           “Federal Aviation Regulations” means the Federal Aviation Regulations set forth in Title 14 of the United States Code of Federal Regulations, as amended.

(88)           “Financial Statements” means, as applicable, the Year-End Financials and the Required Financial Statements.

(89)           “FIRPTA” means the Foreign Investment in Real Property Tax Act of 1980, as amended.

(90)           “Founder” means any Person who, prior to the initial public offering of Parent, were record owners of shares of Parent Common Stock and/or other equity securities of Parent.

(91)           “GAAP” means United States generally accepted accounting principles, consistently applied.

(92)           “Government Contract” means any Contract, including an individual task order, delivery order, purchase order or blanket purchase agreement, between the Company or any of its Subsidiaries and the U.S. Government or any other Governmental Authority, as well as any subcontract or other arrangement by which (a) the Company or any of its Subsidiaries has agreed to provide goods or services to a prime contractor, to a Governmental Authority or to a higher-tier subcontractor or (b) a subcontractor or vendor has agreed to provide goods or services to the Company or any of its Subsidiaries, where, in either event, such goods or services ultimately will benefit or be used by a Governmental Authority, including any closed Contract or subcontract as to which the right of the U.S. Government or a higher-tier contractor to review, audit or investigate has not expired.

(93)           “Government Contract Bids” has the meaning given to such term in Section 3.14(a).

(94)           “Governmental Authority” means any foreign, domestic, federal, territorial, state or local governmental entity, quasi-governmental entity, court, tribunal, judicial or arbitral body, commission, board, bureau, agency or instrumentality, or any regulatory, administrative or other department, agency, or any political or other subdivision, department or branch of any of the foregoing.

(95)           “Hazardous Substance” means any waste, pollutant, substance, chemical, material, or contaminant defined as or deemed hazardous or toxic or otherwise regulated under any Environmental Law, including oil and petroleum products or byproducts and any constituents thereof, urea formaldehyde insulation, asbestos, and polychlorinated biphenyls (PCBs).

(96)           “Indebtedness” means, with respect to any Person, without duplication, the unpaid principal amount of, and accrued interest on, (a) all obligations for borrowed money, (b) all obligations evidenced by bonds, debentures, notes or similar instruments, (c) all obligations under conditional sale, repurchase or other title retention agreements, (d) all obligations in respect of the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business that are more than 120 days past due), (e) all obligations, contingent or otherwise, of such Person to purchase, redeem, retire or otherwise acquire any capital stock or other equity interests of such Person, except in the case of the Company and its Subsidiaries, as contemplated by the Restructuring Agreement and all attachments and exhibits thereto, (f) all obligations secured by an Encumbrance on such Person’s consolidated assets, (g) all capital lease obligations, synthetic lease obligations or obligations arising out of financial hedging arrangements, (h) all obligations in respect of letters of credit, letters of guaranty, bankers’ acceptances or similar instruments, in each case to the extent a claim has been made against any such instrument; (i) any item of Indebtedness of another Person that is directly or indirectly guaranteed by such Person, secured by an Encumbrance on such Person’s assets or in respect of which such Person has otherwise assured a creditor against loss, and (j) all other obligations required to be capitalized in accordance with GAAP; provided, that Indebtedness shall not include any (x) Expenses, (y) Liabilities arising pursuant to, or as a consequence of, the consummation of the Transactions or (z) undrawn amounts under lines of credit or similar instruments.

(97)           “Indemnified Party” means the Buyer Indemnified Parties and the Seller Indemnified Parties.

(98)           “Indemnifying Party” means Parent and the Buyer, or the Specified Members, as applicable.

(99)           “Indirect Costs” has the meaning given to such term in 48 C.F.R. § 2.101.

(100)         “Initial Expiration Date” means the initial scheduled expiration date of the Warrant Tender Offer, including the satisfaction of the conditions set forth in Appendix B, which shall be no earlier than twenty (20) Business Days following the commencement of the Warrant Tender Offer.

(101)          “Intellectual Property” means the following subsisting throughout the world:  (a) Patent Rights; (b) Trademarks and all goodwill in the Trademarks; (c) copyrights, works of authorship, copyrightable works (including, but not limited to, Software), designs, data and database rights and registrations and applications for registration thereof, including moral rights of authors; (d) inventions, invention disclosures, statutory invention registrations, trade secrets and confidential business information, know-how, manufacturing and product processes and techniques, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, whether patentable or nonpatentable, whether copyrightable or noncopyrightable and whether or not reduced to practice; and (e) other intellectual property and proprietary rights relating to any of the foregoing (including remedies against infringement thereof and rights of protection of interest therein under the laws of all jurisdictions), including, but not limited to, rights to recover for past, present and future violations thereof.

(102)           “Internal Systems” means the Software and documentation and the computer, communications and network systems (both desktop and enterprise-wide), servers, hardware, equipment, materials and apparatus used by the Company or any of its Subsidiaries in its business or operations or to develop, manufacture, fabricate, assemble, provide, distribute, support, maintain or test the products manufactured, distributed, licensed or sold by the Company or any of its Subsidiaries, whether located on the premises of the Company or any of its Subsidiaries or hosted at a third party site.

(103)           “IPO” means Parent’s initial public offering that closed on December 19, 2012.

(104)           “IRS” means the Internal Revenue Service or any successor agency thereto.

(105)           “Knowledge of the Company” means the actual knowledge of Jack Gulbin, Scott Terry, David Sella Villa and Lee Priest, and such other knowledge, if any, as would be discovered by any of the foregoing Persons in the ordinary course of performing their respective responsibilities.

(106)           “Laws” means all laws, statutes, ordinances, rules and regulations of any Governmental Authority, including all orders, judgments, injunctions, awards, decisions or decrees of any court having effect of law.

(107)           “Liability” or “Liabilities” means, without limitation, any direct or indirect liability, Indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation or responsibility, either accrued, absolute, contingent, mature, unmatured or otherwise and whether known or unknown, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured.

(108)           “Material Adverse Effect” means, with respect to any Person, any effect, event, change, circumstance, development or other matter that individually or in the aggregate, had, or is reasonably expected to have, a material adverse effect on (a) the assets, business, financial condition or operating results of such Person, together with its Subsidiaries (taken as a whole), or (b) the right or ability of such Person to consummate the Transactions; provided, that the foregoing clause (a) shall not include any change, effect, event, circumstance, development, condition or other matter to the extent that the same results from or is attributable to (i) the announcement of this Agreement and the Transactions, (ii) actions or omissions by or on behalf of the Members, the Company or any of its Subsidiaries as required under the Transaction Documents or at the written request of Parent or the Buyer, (iii) changes in Law or GAAP, (iv) changes which generally affect the industry as a whole in which the Company competes, (v) changes in general economic conditions, currency exchange rates or U.S. or international debt or equity markets and (vi) calamities, natural disasters, national or international political or social conditions or hostilities, acts of terror or acts of war; provided, however, that the exclusions in clauses (iii)-(vi) above shall be inapplicable to the extent that any such change, effect, event or condition is reasonably expected to impact the Company and its Subsidiaries (taken as a whole) in a disproportionate manner relative to other Persons engaged in similar industries and geographic areas as the Company and any of its Subsidiaries impacted by such change, effect, event or condition.

(109)           “Material Contract” means each executory Contract of the Company or any of its Subsidiaries in effect as of the date of this Agreement to which the Company or any of its Subsidiaries is a party: (a) with a dealer, broker or sales agency; (b) that is reasonably expected to require aggregate payments by or to the Company or any of its Subsidiaries, or involve an unperformed commitment or services having a value, in excess of Two Hundred Fifty Thousand Dollars ($250,000), in each case, within a twelve month period occurring after the Closing; (c) pursuant to which the Company or any of its Subsidiaries has made or will make loans or advances, or has incurred or will incur debts, or has become a guarantor or surety or pledged its credit (excluding advancements, or obligations to reimburse employees, trade credit and similar items incurred in each case in the ordinary course of business and intercompany obligations solely between Company and its Subsidiaries or among the Company’s Subsidiaries); (d) that is an indenture, credit agreement, loan agreement, note, mortgage, security agreement or agreement for financing (excluding advancements, or obligations to reimburse employees, trade credit and similar items incurred in each case in the ordinary course of business and intercompany obligations solely between Company and its Subsidiaries or among the Company’s Subsidiaries); (e) involving a partnership, joint venture or teaming arrangement (other than the Company’s or its Subsidiaries’ own operating or organizational or governing documents); (f) imposing restrictions against the Company or any of its Subsidiaries or their respective businesses with respect to the geographical area of business operations or scope or type of business of the Company and its Subsidiaries; (g) that is a power of attorney or agency agreement or written arrangement with any Person pursuant to which such Person is granted the authority to act for or on behalf of the Company and its Subsidiaries or any Seller Party; (h) that provides for the acquisition, directly or indirectly, of the material portion of the business or a line of business or capital stock or other equity interests of another Person by the Company or any of its Subsidiaries (whether by stock purchase, asset purchase, merger or otherwise); (i) that is an employment, consulting or professional advisor agreement that involves annual base payments in excess of One Hundred Thousand ($100,000) per year by the Company or its Subsidiaries; (j) that requires the sale, issuance or repurchase of any membership interests or other equity securities of the Company or any of its Subsidiaries or of any other Person (other than the Company’s or its Subsidiaries’ operating or organizational or governing documents); (k) that is not made in the ordinary course of business and which is to be performed at or after the date of this Agreement; (l) containing a most favored nation price related provision in favor of any customer or other counterparty; (m) obligating the Company or any of its Subsidiaries to purchase or otherwise obtain any product or service exclusively from a single party or sell any product or service exclusively to a single party; (n) involving a lease of any aircraft; (o) involving the right to operate a dealership with respect to the sales of any aircraft; (p) that is a Material License, (q) obligating the Company or any of its Subsidiaries to pay any amounts to any Person that is or was an employee, director or consultant of the Company or any of its Subsidiaries on or prior to the Closing Date by the Company or any of its Subsidiaries which would be triggered in whole or in part by, or in connection with, the consummation of the Transactions, (r) that is a Current Government Contract, or (s) that is a lease listed on Schedule 3.11(h) or Schedule 3.11(h).

(110)           “Material Interest” means beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of securities representing at least 15% of the voting power or equity interests in a Person.

(111)           “Material License” means (a) each license or agreement pursuant to which the Company or any of its Subsidiaries Exploits Company Licensed Intellectual Property (excluding commercial off-the-shelf software licenses that are part of the Internal Systems with per-user license fees of One Thousand Dollars ($1,000) or less); (b) each Contract, assignment or other instrument pursuant to which the Company or any of its Subsidiaries has obtained any joint or sole ownership interest in or to each item of Company Owned Intellectual Property; (c) all such licenses, sublicenses and other Contracts that require the Company or any of its Subsidiaries to license, assign or otherwise grant rights to additions, modifications or improvements to Company Licensed Intellectual Property made by or for the Company or any of its Subsidiaries to any third party; and (d) each license, sublicense, covenant or other agreement pursuant to which the Company or any of its Subsidiaries has assigned, transferred, licensed, distributed or otherwise granted any right or access to any Person, or covenanted not to assert any right, with respect to any past, existing or future Company Intellectual Property.

(112)           “Members” has the meaning given to such term in the Preamble.

(113)           “Members’ Representative” has the meaning given to such term in Section 9.7(a).

(114)           “Nasdaq” has the meaning given to such term in Section 5.6.

(115)           “Net Debt” means the amount, which may be positive or negative, determined as of 11:59 p.m., Eastern Time, on the Closing Date, equal to (i) the Indebtedness of the Company and its Subsidiaries, excluding (a) the amount of such Indebtedness secured by Pilatus aircraft having the serial numbers ending in 1263, 1102, 33024 and 1186, (b) the amount of Indebtedness equal to any deposits paid to Pilatus in respect of purchases of Aircraft secured  by such Indebtedness, (c) the amount of such Indebtedness in respect of inventory floor plan financing by Tempus Aircraft Sales & Service, (d) the amount of such Indebtedness in respect of the Newport News PHF Facility as does not exceed the amount of such Indebtedness on the date hereof in respect of the Newport News PHF Facility, and (e) the amount of Indebtedness of the Company and its Subsidiaries owing to Jet Stream Capital that will be cancelled, converted to equity and/or extinguished without consideration at or prior to the Closing (the foregoing items (a) through (e), the “Net Debt Exclusions”), minus (ii) the Cash of the Company and its Subsidiaries.

(116)           “Net Debt Exclusions” has the meaning given to such term in the definition of Net Debt.

(117)           “Net Tax Effect” has the meaning given to such term in Section 9.5(c).

(118)           “Non-Disclosure Agreement” means the Mutual Non-Disclosure Agreement, dated as of January 30, 2014 among Parent, Orion Air Group Holdings, LLC, Scott Terry and Jack Gulbin.

(119)           “Notice of Disagreement” has the meaning given to such term in Section 1.3(b).

(120)           “Owned Company Properties” has the meaning given to such term in Section 3.11(a).

(121)           “Parent” has the meaning given to such term in the Preamble.

(122)           “Parent Board” has the meaning given to such term in Section 5.2.

(123)           “Parent Competing Transaction” has the meaning given to such term in Section 6.11(b).

(124)           “Parent Common Stock” means the common stock, $0.0001 par value per share, of Parent (and, upon the filing of the Third Amended and Restated Parent Certificate, the Class A Common Stock as defined therein).

(125)           “Parent Contracts” has the meaning given to such term in Section 5.12(a).

(126)           “Parent Contribution Amount” has the meaning given to such term in Section 6.16.

(127)           “Parent Designated Contact” means Joseph Wright, who may provide such consent verbally or in writing (including by email), and any other authorized representative of Parent, who may only provide such consent in writing (including by email).

(128)           “Parent Exchange Shares” has the meaning given to such term in Section 5.5(e).

(129)           “Parent Leakage” shall mean any of the following: (a) any dividend or other distributions declared, paid or made by Parent or any of its Subsidiaries to any Founder, any member of the Parent Board, any Parent equityholder or any Affiliate of any of the foregoing (other than to Parent or Buyer); (b) any payments made or agreed to be made by Parent or any of its Subsidiaries to any such Person in respect of (or in consideration for the redemption, purchase or repayment of) shares of Parent Common Stock or other securities, (c) any other return of capital being made to any such Person, (d) any payments made (including management fees, monitoring fees, service or directors’ fees, bonus or other compensation of any kind) or assets transferred by Parent or any of its Subsidiaries to, or any liabilities or obligations assumed or incurred by Parent or any of its Subsidiaries for the direct or indirect benefit of, any such Person; (e) the waiver by Parent or any of its Subsidiaries of any amount owed to it by any such Person or (f) the agreement or undertaking by Parent or any of its Subsidiaries to do any of the matters set out in the foregoing clauses (a) to (e), in each case other than as expressly required or permitted by the terms of this Agreement and/or the other Transaction Documents (including any Permitted Parent Leakage).

(130)           “Parent Organizational Documents” has the meaning given to such term in Section 5.15.

(131)           “Parent Preferred Stock” has the meaning given to such term in Section 5.5(b).

(132)           “Parent SEC Reports” has the meaning given to such term in Section 5.4(a).

(133)           “Parent Voting Matters” has the meaning given to such term in Section 6.13(a).

(134)           “Parent Warrants” means the issued and outstanding warrants to purchase, in the aggregate, up to 7,875,000 shares of Parent Common Stock.

(135)           “Party” and “Parties” have the meaning given to such terms in the Preamble.

(136)           “Patent Rights” means all patents, patent applications, utility models, design registrations and certificates of invention and other governmental grants for the protection of inventions or industrial designs (including all related continuations, continuations-in-part, divisionals, renewals, extensions, provisionals, reissues and reexaminations).

(137)           “Per Company Unit Consideration” means the number of (i) Buyer Units convertible into Parent Exchange Shares in accordance with Article X of the Buyer LLC Agreement and (ii) Class B Parent Shares, in each case equal to (A) the Estimated Company Value, divided by (B) $10.00, divided by (C) the Company Unit Number.

(138)           “Permitted Encumbrances” means: (i) Encumbrances for Taxes and other governmental charges and assessments that are not yet due and payable, and Encumbrances for current Taxes and other charges and assessments of any Governmental Authority that may thereafter be paid without penalty or that are being contested in good faith by appropriate proceedings, in each case for which adequate reserves have been set forth on the Financial Statements in accordance with GAAP (or are attributable to periods after the closing date of the most recent Financial Statement and for which adequate reserves have been established in the Company’s books and records); (ii) Encumbrances of landlords, carriers, warehousemen, mechanics and materialmen and other like Encumbrances securing payments not yet due and payable, or being contested in good faith by appropriate proceedings and for which adequate reserves have been set forth on the Financial Statements, to the extent required by GAAP (or are attributable to periods after the closing date of the most recent Financial Statement and for which adequate reserves have been established in the Company’s books and records); (iii) all local and other Laws relating to or affecting any real property; (iv) purchase money Encumbrances and Encumbrances securing payments under capital lease arrangements; and (v) Encumbrances that are either disclosed in the notes accompanying the Financial Statements, or that do not materially interfere with the use or ownership of the property to which they relate as currently used.

(139)           “Permitted Parent Leakage” shall mean the satisfaction of any Liabilities of Parent or Buyer pursuant to (i) payments owed to holders of Parent Common Stock in satisfaction of redemption obligations in connection with the Redemption Offer, (ii) compensation owed to underwriters and/or financial advisors in connection with Parent’s initial public offering, (iii) fees and expenses incurred in connection with securities filings relating to the Transactions, maintaining the Nasdaq listing of the Parent Common Stock and complying with Parent’s obligations under Section 6.23, (iv) amounts payable to Chart Acquisition Group LLC, or its members or affiliates, Cowen Overseas Investment LP or Joseph R. Wright relating to unpaid loans made to Parent and unreimbursed, documented out-of-pocket expenses incurred on behalf of Parent, (v) unpaid amounts owed to The Chart Group L.P. for office space, secretarial and administrative services, (vi) unpaid franchise and income taxes of Parent or Buyer and (vii) Expenses of Parent and the Buyer.

(140)           “Person” means any person, limited liability company, partnership, trust, unincorporated organization, corporation, association, joint stock company, business, group, Governmental Authority or other entity.

(141)           “Proceeding” means any action, arbitration, audit, claim, demand, hearing, investigation, litigation, proceeding or suit, whether civil, criminal, administrative, investigative, or informal and whether commenced, brought, conducted or heard by or before or otherwise involving any Governmental Authority or arbitrator.

(142)           “Product” means any software (including software provided for use as a service), hardware, firmware or other product now or within the past four (4) years offered for sale or license by the Company or any of its Subsidiaries, together with all user documentation, data, scripts, macros, modules and other files and information supplied, sold or licensed with such software, hardware, firmware or other product.

(143)           “Prospectus” has the meaning given to such term in Section 11.1.

(144)           “Proxy Solicitation” has the meaning given to such term in Section 6.13(a).

(145)           “Proxy Statement” has the meaning given to such term in Section 6.13(a).

(146)           “Public Disclosure Documents” means the Warrant Tender Offer Documents, the Extension Proxy Statement, the Proxy Statement, the Signing Filing, the Signing Press Release, the Closing Filing, the Closing Press Release and each other form, statement or report required to be furnished to or filed by Parent with the SEC prior to the Closing or in connection with the Transaction or the Extension.

(147)           “Redemption Limitation” has the meaning given to such term in Section 9.2(a) of Parent’s Amended and Restated Certificate of Incorporation.

(148)           “Redemption Limitation Condition” has the meaning given to such term in Section 7.8.

(149)           “Redemption Offer” has the meaning given to such term in Section 6.13(a).

(150)           “Registration Rights Agreement” means the Registration Rights Agreement, dated as of the Closing Date, by and among Parent and the Members, in the form attached hereto as Exhibit E.

(151)           “Regulated Aviation Operations” means the Company’s and its Subsidiaries’ business operations that are regulated pursuant to the Federal Aviation Regulations Part 145 (14 C.F.R. § 145), Part 21 (14 C.F.R. § 21) and any associated amendments, notices, orders and circulars related to the foregoing, as well as the Company’s and its Subsidiaries’ business operations that are regulated pursuant to the Department of Transportation’s rules and regulations governing certificated air carriers.   This also includes all of the Company’s and its Subsidiaries’ similar international business operations that are governed by a foreign Governmental Authority pursuant to its applicable implementing rules and regulations governing the aviation industry.

(152)           “Related Person” means, with respect to a Member, (i) the Affiliates of such Member, (ii) any other Person in whom a Family member of such Member holds a Material Interest or (iii) any other Person in whom, to the Knowledge of the Company, an Affiliate of such Member (other than a Family member of such Member) holds a Material Interest.

(153)           “Related Person Transaction” has the meaning given to such term in Section 3.20(a).

(154)           “Release” means any release, spill, emission, leakage, injection, deposit, disposal, discharge or dispersal into, onto or through the Environment.

(155)           “Reorganization” has the meaning set forth in the Recitals.

(156)           “Representatives” means, with respect to any Person, the managers, directors, officers, employees, consultants, agents or other representatives thereof (including legal counsel, accountants, financial advisors, investment bankers and brokers).

(157)           “Required Approval Matters” has the meaning given to such term in Section 6.13(a).

(158)           “Required Financial Statements” means (i) an audited combining balance sheet of the Company and its Subsidiaries, as at each of December 31, 2013, and December 31, 2012, (ii) an audited combining statement of income, cash flows and changes in members’ equity of the Company and its Subsidiaries, for each of the fiscal years ended December 31, 2013, December 31, 2012, and December 31, 2011 (or such other periods and presentations as required by the SEC to be included in the Public Disclosure Documents), together with the notes thereto and the report thereon of KPMG, and (iii) (x) an unaudited combining balance sheet of the Company and its Subsidiaries, as at the end of each fiscal quarter following December 31, 2013 (as and to the extent required by the SEC to be included in the Public Disclosure Documents), and the related unaudited combining statements of income, cash flows and changes in members’ equity for the interim period then ended and (y) an unaudited combining statement of income, cash flows and changes in members’ equity of the Company and its Subsidiaries, for such interim period of the previous fiscal year; in each case, prepared in all material respects in compliance with the requirements of Regulation S-X.

(159)           “Required Parent Stockholder Approval” means the approval of the Required Approval Matter by the requisite vote of the stockholders of Parent.

(160)           “Required Parent Stockholder Extension Approval” means the approval of the Extension and the other matters presented for stockholder approval in the Extension Proxy Statement by the requisite vote of the stockholders of Parent.

(161)           “Restructuring Agreement” means the Restructuring Agreement, dated on or before the Closing Date, among the Company, the Members and the other parties thereto, in the form attached hereto as Exhibit D.

(162)           “Rules” has the meaning given to such term in Section 12.10(a).

(163)           “Schedule 14D-9” has the meaning given to such term in Section 6.14(b).

(164)           “Schedule TO” has the meaning given to such term in Section 6.14(a).

(165)           “Scope” has the meaning given to such term in Section 12.18.

(166)           “SEC” means the Securities and Exchange Commission.

(167)           “Third Amended and Restated Parent Certificate” has the meaning given to such term in Section 6.13(a).

(168)           “Securities Act” means the Securities Act of 1933, as amended.

(169)           “Securities Laws” has the meaning given to such term in Section 3.3.

(170)           “Seller Competing Transaction” has the meaning given to such term in Section 6.11(a).

(171)           “Seller Confidential Information” means all documents and information concerning the Seller Parties, or any of their respective Representatives, furnished in connection with this Agreement or the Transactions (including any claim or dispute arising out of or related to this Agreement or the Transactions, or the interpretation, making, performance, breach or termination thereof).

(172)           “Seller Indemnified Parties” has the meaning given to such term in Section 9.1(a).

(173)           “Seller Party” and “Seller Parties” have the meaning given to such terms in the Preamble.

(174)           “Signing Filing” means a pre-commencement Schedule TO-C and/or Report on Form 8-K pursuant to the Exchange Act, prepared and filed by the Buyer immediately after the issuance of the Signing Press Release, to report the execution of this Agreement.

(175)           “Signing Press Release” means a press release, mutually agreed upon by the Buyer and the Company, announcing the execution of this Agreement.

(176)           “Software” means computer software code, applications, utilities, development tools, diagnostics, databases and embedded systems, whether in source code, interpreted code or object code form.

(177)           “Special Meeting” has the meaning given to such term in Section 6.13(a).

(178)           “Specified Members” means Benjamin Scott Terry, the BST 2011 Irrevocable Trust, John G. Gulbin, III and the JGG 2011 Irrevocable Trust.

(179)           “Subsidiary” means, with respect to any specified Person, any other Person of which such specified Person, directly or indirectly through one or more Subsidiaries, (a) owns at least fifty percent (50%) of the outstanding equity interests entitled to vote generally in the election of the managers or similar governing body of such other Person, or (b) has the power to generally direct the business and policies of such other Person, whether by Contract or as a general partner, managing member, manager, joint venturer, agent or otherwise; provided, however, that the Persons listed on Schedule 3.1 shall be deemed to be Subsidiaries of the Company even if the Reorganization has yet to be consummated (and each shall be a “Subsidiary”).

(180)           “Target Net Debt” means (a) Forty Million Dollars ($40,000,000), plus (b) the amount, if any, of the Indebtedness of the Company and its Subsidiaries (excluding any Net Debt Exclusions) incurred between the date hereof and the Closing Date in connection with the acquisition of additional Aircraft permitted under this Agreement or otherwise approved by Parent, minus (c) the amount, if any, of the Indebtedness of the Company and its Subsidiaries (excluding any Net Debt Exclusions) repaid or required to be repaid in connection with the disposition of Aircraft between the date hereof and the Closing Date permitted under this Agreement or otherwise approved by Parent.

(181)           “Tax” or “Taxes” means any tax or duty or similar governmental fee, levy, assessment or charge of any kind whatsoever imposed by a Governmental Authority, including all income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium windfall profits, environmental (under Section 59A of the Code), customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, alternative or add-on minimum, or estimated tax, together with any penalties, additions to tax or additional amounts arising with respect to the foregoing, and any interest on any of the foregoing.

(182)           “Tax Owner” means the Person who was considered as the owner of any of the Company’s Subsidiaries during any period in which such Subsidiary was an entity disregarded as separate from its owner for federal Tax purposes pursuant to Treasury Regulations Section 301.7701-3 or Section 1361(b)(3) of the Code (or similar provisions of other Tax law).

(183)           “Tax Return” means any report, return, statement, claim for refund, election, declaration or other information with respect to any Tax required to be filed or actually filed with a Taxing Authority and any copy thereof required by Law to be provided to any other Person, including any schedule or attachment thereto, and including any amendment thereof.

(184)           “Taxing Authority” means any Governmental Authority responsible for the assessment, determination, collection or administration of any Tax.

(185)           “Tender Offer Rules” has the meaning given to such term in Section 6.14(a).

(186)           “Third Party Claim” means any action, suit or claim made by another Person against the Indemnified Party that, if successful, would be indemnifiable under this Agreement.

(187)           “Trademarks” means all registered trademarks and service marks, logos, Internet domain names, corporate names and doing business designations and all registrations and applications for registration of the foregoing, common law trademarks and service marks and trade dress.

(188)           “Transaction Documents” means this Agreement, the Buyer LLC Agreement, the Registration Rights Agreement, the Restructuring Agreement and the Cross-Receipt and Bill of Sale, together with any schedules and attachments or side letters thereto, and any other agreements, certificates and instruments required to be delivered by any party thereto pursuant to the terms thereof.

(189)           “Transactions” means the transactions contemplated by the Transaction Documents.

(190)           “Trust Agreements” has the meaning given to such term in Section 5.7.

(191)           “Trust Funds” means the trust funds established by Parent for the benefit of the Buyer’s public stockholders and warrant holders in accordance with the terms of the applicable Trust Agreement.

(192)           “UP-C Notice” means a timely written notice from the Company delivered to Parent irrevocably electing for the Buyer to be treated as of the Closing Date as a partnership for U.S. federal income tax purposes and, if applicable, state and local income tax purposes.  If the 351 Exposure Statement indicates that the aggregate amount of U.S. federal income tax liability of the Members resulting from the Equity Transfer and the receipt of the Per Company Unit Consideration is greater than $7.5 million, then an UP-C Notice shall automatically be deemed to have been delivered to Parent upon the delivery to Parent of the 351 Exposure Statement.  Notwithstanding the foregoing, in no event may an UP-C Notice be considered timely delivered (or deemed delivered) unless an UP-C Notice is delivered (or deemed delivered) to Parent before 6:00 p.m. Eastern Time on September 1, 2014, or such later time and date that Parent has consented to in writing agreeing to extend the time for delivery (or deemed delivery) of an UP-C Notice.

(193)            “VWAP” means, on any date of determination, the volume weighted average sale price per share of the Class A Stock on the NASDAQ for the ten (10) consecutive trading days ending two (2) trading days prior to the date of determination, or if the Class A Stock is not listed on the NASDAQ, on the principal national securities exchange on which the Class A Stock is then listed or, if the Class A Stock is not listed on a national securities exchange, an automated quotation system on which the Class A Stock is then listed or authorized for quotation, in each case as reported by Bloomberg Financial Markets (or any successor thereto) through its “Volume at Price” functions and ignoring any block trades (which, for purposes of this definition means any transfer of more than 100,000 shares (subject to adjustment to reflect stock dividends, stock splits, stock combinations and other similar events)).

(194)           “Warrant Offerors” has the meaning given to such term in the Preamble.

(195)           “Warrant Tender Offer” has the meaning given to such term in Section 6.14(a).

(196)           “Warrant Tender Offer Documents” has the meaning given to such term in Section 6.14(a).

(197)           “Willful Breach” means a material breach that is a consequence of an act or omission knowingly undertaken by the breaching party with the primary purpose and intent of causing a breach of this Agreement, provided that neither any exercise by a Party of its rights and remedies under the Transaction Documents nor any failure or refusal to grant any consent or waiver thereunder shall be considered a Willful Breach.

(198)           “Year-End Financials” means the audited combining balance sheet of Orion Air Group Holdings, LLC, Tempus Jet Centers, LLC, Tempus Jet Centers II, LLC, Tempus Jet Centers III, LLC, Tempus Aircraft Sales and Service, LLC, Tempus Flight Solutions, LLC, JRA Flight Solutions, LLC d/b/a Aeroflight Solutions, JRA Leasing, LLC, Tempus Marketing and Media, LLC, Lowcountry Trading, LLC, Lowcountry Trading II, LLC, Lowcountry Trading III, LLC, Lowcountry Trading IV, LLC, and N881WT, LLC, as at December 31, 2013 and the audited combining statement of income, cash flows and changes in members’ equity of such Persons for the fiscal year ended December 31, 2013 together with the notes thereto.

APPENDIX B

WARRANT TENDER OFFER CONDITIONS

Reference is made to the Equity Transfer and Acquisition Agreement, dated as of July ___, 2014 (the “Agreement”), among (i) The Tempus Group Holdings, LLC, a Delaware limited liability company (the “Buyer”), (ii) Tempus Intermediate Holdings, LLC, a Delaware limited liability company (the “Company”), (iii) each of the Persons set forth on Annex A (the “Members”, and, together with the Company, the “Seller Parties”) and (iv) Benjamin Scott Terry and John G. Gulbin III, as Members’ Representative, solely for purposes of certain specified sections thereof, (v) Chart Acquisition Corp., a Delaware Corporation (“Parent”), solely for purposes of certain specified sections thereof, and (vi) Chart Acquisition Group LLC, Mr. Joseph Wright and Cowen Overseas Investment LP (the “Warrant Offerors”), solely for purposes of certain specified sections thereof.  Capitalized terms not otherwise defined in this Appendix B have the respective meanings ascribed to them in Appendix A of the Agreement.  Notwithstanding any other provisions of the Warrant Tender Offer, and in addition to (and not in limitation of) the rights and obligations of the Warrant Offerors to extend, terminate and/or modify the Warrant Tender Offer (subject to the terms and conditions of the Agreement), the Warrant Offerors (x) shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act (relating to the obligation of the Warrant Offerors to pay for or return tendered Parent Warrants promptly after termination or withdrawal of the Warrant Tender Offer)), pay for, or may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Parent Warrants and (y) may terminate (if the Agreement has been or is concurrently terminated) or amend the Warrant Tender Offer as to the Parent Warrants not then paid for, in the event that at the then-scheduled Initial Expiration Date (as it may be extended pursuant to Section 6.14 of the Agreement) or immediately prior to such payment, (A) the Redemption Limitation Condition shall not have been satisfied, or (B) any of the following shall have occurred:

(a)           (i) any temporary restraining order, preliminary or permanent injunction or other order or judgment issued by any court of competent jurisdiction or other legal or regulatory restraint or provision challenging the Transactions or materially limiting or materially restricting the conduct or operation of the Company or any of its Subsidiaries following the Closing shall be in effect, or any Proceeding seeking any of the foregoing shall be pending or (ii) there shall be any Proceeding of any nature, pending or threatened, against any Seller Party or any Subsidiary of the Company, their respective properties or any of their respective officers or directors that is reasonably expected to have a Material Adverse Effect on the Company and its Subsidiaries (taken as a whole);

(b)           (i) any of the representations and warranties of the Seller Parties in Sections 3.1(a) (Organization and Corporate Power), 3.2 (Authority for Agreement), 3.4 (Capitalization), 3.26 (Brokers), 4.1 (Authority for Agreement), 4.3 (Ownership), and 4.6 (Brokers) shall not have been true and correct in all respects as of the date hereof and on and as of immediately prior to the expiration of the Warrant Tender Offer as though such representations and warranties were made on and as of immediately prior to the expiration of the Warrant Tender Offer except for those representations and warranties that refer to facts existing at a specific date, in which case as of that date; and (ii) any of the other representations and warranties of the Seller Parties in the Agreement shall not have been true and correct (without giving effect to any limitation or exception as to “materiality” or “Material Adverse Effect” set forth therein) as of the date hereof and on and as of immediately prior to the expiration of the Warrant Tender Offer as though such representations and warranties were made on and as of immediately prior to the expiration of the Warrant Tender Offer, except for those representations and warranties that refer to facts existing at a specific date, in which case as of such date, except where the failure of such representations and warranties to be so true and correct is not reasonably expected to have a Material Adverse Effect on the Company and its Subsidiaries (taken as a whole);

B-1

(c)           (i) in the event that the Warrant Tender Offer would expire concurrently with the Closing Date, any Seller Party shall have failed to comply with, perform or satisfy in all material respects their respective covenants and agreements to be complied with, performed or satisfied by them under the Agreement at or prior to the Closing Date, or (ii) in the event that the Warrant Tender Offer would expire prior to the Closing Date, any Seller Party shall have failed to comply with, perform or satisfy, in all material respects, their respective covenants and agreements to be complied with, performed or satisfied by them under the Agreement prior to the Closing Date, other than those covenants and agreements that by their nature are to be performed as of the Closing Date, and any Seller Party is not capable of performing any such covenants and agreements as of the Closing Date;

(d)            an effect, event or change that, individually or in the aggregate, has had or is reasonably expected to have a Material Adverse Effect on the Company and its Subsidiaries (taken as a whole) shall have occurred;

(e)            the Agreement shall have been terminated in accordance with its terms; or

(f)             a general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange or in the over-the-counter markets in the United States or a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory, shall have occurred.

The foregoing conditions are for the sole benefit of the Warrant Offerors and, subject to the terms and conditions of the Agreement, may be waived by the Warrant Offerors, in whole or in part at any time and from time to time in the sole discretion of the Warrant Offerors.  The failure or delay by the Warrant Offerors at any time to exercise any of the foregoing rights shall not operate as a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

B-2

APPENDIX C

CERTAIN MATTERS

1.  Any Liabilities of the Company or any of its Subsidiaries arising pursuant to or in connection with the Non-Competition Agreement, dated as of December 31, 2011, by and between Tempus Jet Centers LLC, Benjamin Scott Terry and John G. Gulbin III and Sierra Nevada Corporation.

C-1

EXHIBIT A

FORM OF SUPPORTING STOCKHOLDER AGREEMENT

SUPPORTING STOCKHOLDER AGREEMENT

This SUPPORTING STOCKHOLDER AGREEMENT (this “Agreement”) is entered into as of July 15, 2014, by and among Tempus Intermediate Holdings, LLC, a Delaware limited liability company (the “Company”), each of the Persons set forth on Annex A (the “Members”), and Chart Acquisition Group LLC, The Chart Group, L.P., Christopher D. Brady, Joseph Wright and Cowen Overseas Investment LP (each a “Stockholder”, and collectively, the “Stockholders”). The Company, the Members and the Stockholders are sometimes referred to herein as a “Party” and collectively as the “Parties”.

W I T N E S S E T H:

WHEREAS, as of the date hereof, each of the Stockholders “beneficially owns” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) and is entitled to dispose of (or to direct the disposition of) and to vote (or to direct the voting of) the number of shares of Parent Common Stock, set forth opposite such Stockholder’s name on Annex B hereto (such shares of Parent Common Stock, together with any other shares of Parent Common Stock the voting power over which is acquired by Stockholder during the period from and including the date hereof through and including the date on which this Agreement is terminated in accordance ARTICLE V hereof (such period, the “Voting Period”), are collectively referred to herein as the “Subject Shares”).

WHEREAS, the Members, the Company, Parent, Buyer, and certain other parties propose to enter into an Equity Transfer and Acquisition Agreement, dated as of the date hereof (as the same may be amended from time to time, the “ETAA”), pursuant to which Buyer will acquire all of the issued and outstanding Company Units; and

WHEREAS, as a condition to the willingness of the Company and the Members to enter into the ETAA, and as an inducement and in consideration therefor, the Stockholders are executing this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the Parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1   Capitalized Terms.  For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the ETAA.

ARTICLE II

VOTING AGREEMENT

Section 2.1   Agreement to Vote the Subject Shares.  Each Stockholder hereby unconditionally and irrevocably agrees that, during the Voting Period, at any duly called meeting of the stockholders of Parent (or any adjournment or postponement thereof), such Stockholder shall appear at the meeting, in person or by proxy, or otherwise cause its Subject Shares to be counted as present thereat for purposes of establishing a quorum, and it shall vote (or cause to be voted), in person or by proxy, all of its Subject Shares (a) in favor of the Extension Amendment and Trust Amendment (as such terms are defined in the Extension Proxy Statement) (and any actions required in furtherance thereof), (b) in favor of the adoption of the Parent Voting Matters (and any actions required in furtherance thereof), (c) against any action, proposal, transaction or agreement that would result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Parent or Buyer contained in the ETAA, and (d) against the following actions or proposals (other than the Transactions and the Extension): (i) any Parent Competing Transaction (except as permitted by the ETAA); (ii) any change in present capitalization of Parent or any amendment of the certificate of incorporation or bylaws of Parent; and (iii) any change in Parent’s corporate structure or business.

Section 2.2   Agreement Not to Redeem.  Each Stockholder hereby unconditionally and irrevocably agrees that, during the Voting Period, it shall not submit its Subject Shares for repurchase or redemption or cause its Subject Shares to be repurchased or redeemed, whether pursuant to the Redemption Offer, the right of holders of Parent Common Stock to have Parent redeem such shares if a business combination is not completed by September 13, 2014,  any redemption offer by Parent in connection with the Extension, or otherwise.

Section 2.3   No Obligation as Director.  The parties acknowledge that this Agreement is entered into by each Stockholder solely in such Stockholder’s capacity as the beneficial owner of the Subject Shares and nothing in this Agreement shall be construed to impose any obligation or limitation on votes or actions taken by any director of Parent solely in his or her capacity as a director of Parent.

ARTICLE III

COVENANTS

Section 3.1     Generally.

(a)   Each of the Stockholders agrees that during the Voting Period it shall not without the Members’ Representative’s prior written consent, (i) offer for sale, sell (including short sales), transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift) (collectively, a “Transfer”), or enter into any contract, option, derivative, hedging or other agreement or arrangement or understanding (including any profit-sharing arrangement) with respect to, or consent to, a Transfer of, any or all of the Subject Shares (except for option grants or other arrangements with directors of the Parent for compensation in their capacity as such made in the ordinary course consistent with past practice); (ii) grant any proxies powers of attorney with respect to any or all of the Subject Shares, except as prescribed by Section 2.1 hereof and pursuant to Section 3.3 hereof; or (iii) take any action that would have the effect of preventing, impeding, interfering with or adversely affecting Stockholder’s ability to perform its obligations under this Agreement.  Any action attempted to be taken in violation of the preceding sentence will be null and void.

(b)   In the event of a stock dividend or distribution, or any change in the Parent Common Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, conversion, exchange of shares or the like, the term “Subject Shares” shall be deemed to refer to and include the Subject Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged or which are received in such transaction. Each of the Stockholders agrees, while this Agreement is in effect, to notify Parent and Members’ Representative promptly in writing (including by e-mail) of the number of any additional shares of Parent Common Stock acquired by each Stockholder, if any, after the date hereof.

(c)   Each of the Stockholders agrees, while this Agreement is in effect, not to take or agree or commit to take any action that would make any representation or warranty of such Stockholder contained in this Agreement inaccurate in any respect.

Section 3.2            Proxies.  Each Stockholder hereby revokes any and all previous proxies granted with respect to its Subject Shares.  By entering into this Agreement, each Stockholder hereby grants, in the event that such Stockholder does not comply with the terms set forth in ARTICLE II, a proxy appointing the Members’ Representative with full power of substitution, as such Stockholder’s attorney-in-fact and proxy, for and in such Stockholder’s name, to be counted as present, and to vote, or otherwise to act on behalf of such Stockholder with respect to its Subject Shares solely with respect to the matters set forth in, and in the manner contemplated by, ARTICLE II as such proxy or its substitutes shall, in the Members’ Representative sole discretion, deem proper with respect to its Subject Shares. The proxy granted by each Stockholder pursuant to this Section 3.2 is, subject to the penultimate sentence of this Section 3.2, irrevocable and is coupled with an interest, in accordance with Section 212(e) of the DGCL, and is granted in order to secure such Stockholder’s performance under this Agreement and also in consideration of the Company and the Members entering into this Agreement and the ETAA. If a Stockholder fails for any reason to be counted as present, to consent or to vote the Subject Shares in accordance with the requirements of ARTICLE II above (or anticipatorily breaches such section), then Members’ Representative shall have the right to cause to be present and to vote such Stockholder’s Subject Shares in accordance with the provisions of ARTICLE II. The proxy granted by each Stockholder shall be automatically revoked upon termination of this Agreement in accordance with ARTICLE V below. Each Stockholder agrees, from the date hereof until the time of termination of this Agreement in accordance with ARTICLE V, not to attempt to revoke, frustrate the exercise of, or challenge the validity of, the irrevocable proxy granted pursuant to this Section 3.2.

Section 3.3     Stop Transfers.  Each of the Stockholders agrees with, and covenants to, the Company and the Members that Stockholder shall not request that Parent register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any Subject Shares during the term of this Agreement without the prior written consent of the Members’ Representative.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF STOCKHOLDERS

Each of the Stockholders hereby represents and warrants to the Company and the Members as follows:

Section 4.1     Binding Agreement.  Each Stockholder (a) if a natural person, is of legal age to execute this Agreement and legally competent to do so and (b) if not a natural person, (i) is a corporation, limited liability company or partnership duly organized and validly existing under the laws of the jurisdiction of its organization and (ii) has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Stockholders have been duly authorized by all necessary action, as applicable, on the part of the Stockholders. This Agreement, assuming due authorization, execution and delivery hereof by the Company and the Members, constitutes a legal, valid and binding obligation of each of the Stockholders, enforceable against each of the Stockholders in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

Section 4.2     Ownership of Shares.  Annex B sets forth opposite each Stockholder’s name the number of shares of Parent Common Stock over which such Stockholder has beneficial ownership as of the date hereof. As of the date hereof, each Stockholder is the lawful owner of the shares of Parent Common Stock denoted as being owned by such Stockholder on Annex B and has the sole power to vote or cause to be voted such shares. Each Stockholder has good and valid title to the Parent Common Stock denoted as being owned by such Stockholder on Annex B, free and clear of any and all pledges, mortgages, encumbrances, charges, proxies, voting agreements, liens, adverse claims, options, security interests and demands of any nature or kind whatsoever, other than those created by this Agreement or that would not impair such Stockholders’ ability to perform its obligations under this Agreement.  There are no claims for finder’s fees or brokerage commission or other like payments in connection with this Agreement or the transactions contemplated hereby payable by any Stockholder pursuant to arrangements made by such Stockholder.

Section 4.3             No Conflicts.

(a)   Except as provided in the ETAA, no filing with, or notification to, any Governmental Authority, and no consent, approval, authorization or permit of any other person is necessary for the execution of this Agreement by the Stockholders and the consummation by the Stockholders of the transactions contemplated hereby.

(b)   None of the execution and delivery of this Agreement by the Stockholders, the consummation by the Stockholders of the transactions contemplated hereby or compliance by the Stockholders with any of the provisions hereof shall (i) conflict with or result in any breach of the organizational documents of any Stockholder, as applicable, (ii) result in, or give rise to, violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which any Stockholder is a party or by which any Stockholder or any of the Subject Shares or assets may be bound, or (iii) violate any applicable order, writ, injunction, decree, law, statute, rule or regulation of any Governmental Entity, except for any of the foregoing as would not impair any Stockholder’s ability to perform its obligations under this Agreement and except as provided in the ETAA.

Section 4.4   Reliance by the Company and the Members.  Stockholder understands and acknowledges that the Company and the Members are entering into the ETAA in reliance upon the execution and delivery of this Agreement by the Stockholders.

Section 4.5   No Inconsistent Agreements.  Each Stockholder hereby covenants and agrees that, except for this Agreement, no Stockholder (a) has entered into, nor will enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Subject Shares inconsistent with such Stockholder’s obligations pursuant to this Agreement or (b) has entered into any agreement or taken any action (nor will enter into any agreement or take any action) that would make any representation or warranty of the Stockholder contained herein untrue or incorrect in any material respect or have the effect of preventing the Stockholder from performing any of its obligations under this Agreement.

ARTICLE V

TERMINATION

Section 5.1   Termination.  This Agreement shall automatically terminate, and none of the Company, the Members or the Stockholders shall have any further rights or obligations hereunder upon the earliest to occur of (a) the mutual written consent of the Members’ Representative and the Stockholders, (b) the Closing Date, and (c) the date of termination of the ETAA in accordance with its terms. Upon any such termination, no Party shall have any other liability for its obligations under the Agreement in the absence of fraud or Willful Breach of this Agreement by such Party.  Notwithstanding anything to the contrary herein, the provisions of this ARTICLE V and  ARTICLE VI shall survive the termination of this Agreement.

ARTICLE VI

MISCELLANEOUS

Section 6.1   Further Assurances.  From time to time, at the other Party’s request and without further consideration, each Party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by this Agreement.

Section 6.2   No Ownership Interest.  Nothing contained in this Agreement shall be deemed to vest in the Company or the Members any direct or indirect ownership or incidence of ownership of or with respect to any Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the Stockholders, and the Company or the Members shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Parent or exercise any power or authority to direct the Stockholders in the voting of any of the Subject Shares, except as otherwise provided herein.

Section 6.3   Amendments, Waivers, etc.  This Agreement may not be amended, changed, supplemented, waived or otherwise modified, except upon the execution and delivery of a written agreement executed by each of the Parties hereto. The failure of any Party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other Party hereto with its obligations hereunder, and any custom or practice of the Parties at variance with the terms hereof shall not constitute a waiver by such Party of its right to exercise any such or other right, power or remedy or to demand such compliance.

Section 6.4   Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a)   If to the Company or the Members:

c/o Tempus Intermediate Holdings, LLC 133 Waller Mill Road, Suite 400 Williamsburg, VA 23185
Attention:	Scott Terry and Jack Gulbin
Telephone:	(757) 243-8164
Facsimile:	(757) 969-6168
E-mail:	sterry@tempusjets.com jgulbin@tempusjets.com

with a copy to: Alston & Bird LLP 101 S. Tryon St., Suite 4000 Charlotte, NC 28280-4000
Attention:	Gary C. Ivey, Esq. T. Scott Kummer, Esq.
Telephone:	704-444-1090
Facsimile:	704-444-1690
E-mail:	gary.ivey@alston.com scott.kummer@alston.com

(b)   If to the Stockholders:

c/o Chart Acquisition Corp. 75 Rockefeller Plaza, 14th Floor New York, NY 10019
Attention:	Joseph Wright
Telephone:	(212) 350-8205
Facsimile:	(212) 350-8299
E-mail:	jwright@chartgroup.com

Section 6.5   Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 6.6   Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 6.7   Entire Agreement; Assignment.  This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other Party.

Section 6.8   Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 6.9   Interpretation.  When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. Whenever used in this Agreement, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

Section 6.10         Governing Law.  This Agreement shall in all respects be interpreted, construed and governed by and in accordance with the Laws of the State of Delaware, without regard to its conflicts of laws principles.

Section 6.11   Specific Performance; Remedies.  Each Stockholder acknowledges that the Company and the Members shall be irreparably harmed and that there shall be no adequate remedy at Law for any violation or breach, or threatened breach, by any Stockholder of any of the covenants or agreements contained in this Agreement, and that any breach or threatened breach of this Agreement by a Stockholder, would not be adequately compensated by monetary damages alone.  It is accordingly agreed, notwithstanding anything to the contrary set forth in this Agreement, that the Company and the Members shall have the right to obtain injunctive relief to restrain a breach or threatened breach of, or otherwise to obtain specific performance of, the Stockholders’ covenants and agreements contained in this Agreement.  Each Stockholder hereby agrees (i) to waive the defense in any such suit that the Company or the Members have an adequate remedy at law, (ii) not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement or to enforce compliance with, the covenants and obligations of the Stockholders under this Agreement, and (iii) to waive any requirement to post any bond, in each case, in connection with obtaining such relief.  All rights and remedies of the Parties under this Agreement shall be cumulative, and the exercise of one or more rights or remedies shall not preclude the exercise of any other right or remedy available under this Agreement or applicable Law.

Section 6.12   Jurisdiction; Waiver of Jury Trial; Service of Process.  The Parties agree that any proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement, prior to the Closing, shall be brought in any United States District Court for the Eastern District of Virginia located in Alexandria, Virginia, or if such court does not have jurisdiction, any Virginia state court in the City of Alexandria with jurisdiction.  Each Party hereby irrevocably (a) submits to the exclusive jurisdiction of the state and federal courts sitting in such jurisdiction; (b) waives, and agrees not to assert, any claim that it is not subject to the jurisdiction of, or any objection to the laying of venue in, any such courts or that such action has been commenced in an improper or inconvenient forum; and (c) agrees that service of any process, summons, notice or document by U.S. registered mail to such Party’s address as provided herein shall be effective with respect to any matter for which it has submitted to jurisdiction hereby.  The foregoing shall not constitute a general consent to service of process and shall have no effect for any purpose except as set forth in this Section 6.12.  EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.  Each Party (x) certifies that no Representative of the other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce the foregoing waiver and (y) acknowledges that it and the other Party has been induced to enter into the agreements contemplated hereby by, among other things, the mutual waivers, agreements and certifications in this Section 6.12.

Section 6.13   Counterparts.  This Agreement may be executed in counterparts (including by facsimile), each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 6.14   No Partnership, Agency or Joint Venture.  This Agreement is intended to create a contractual relationship between the Stockholders, on the one hand, and the Company and the Members, on the other hand, and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between or among the Parties hereto. Without limiting the generality of the foregoing sentence, each of the Stockholders (a) is entering into this Agreement solely on its own behalf and shall not have any obligation to perform on behalf of any other holder of Parent Common Stock or any liability (regardless of the legal theory advanced) for any breach of this Agreement by any other holder of Parent Common Stock and (b) by entering into this Agreement does not intend to form a “group” for purposes of Rule 13d-5(b)(1) of the Exchange Act or any other similar provision of applicable law.

[Signature page follows.]

IN WITNESS WHEREOF, the Company, the Members and the Stockholders have caused this Agreement to be duly executed as of the day and year first above written.

STOCKHOLDERS:

CHART ACQUISITION GROUP LLC

By:
Name: Christopher D. Brady
Title:

THE CHART GROUP, L.P

By:
Name: Christopher D. Brady
Title:

Christopher D. Brady

Joseph Wright

COWEN OVERSEAS INVESTMENT LP

By:
Name: Owen Littman
Title: Authorized Signatory

[SIGNATURES CONTINUE ON FOLLOWING PAGE]

COMPANY:
TEMPUS INTERMEDIATE HOLDINGS,
LLC

By:
Name: John G. Gulbin III
Title: Manager

Benjamin Scott Terry

John G. Gulbin III

Annex A

Benjamin Scott Terry

John G. Gulbin, III

Annex B

Name of Stockholder	Number of Shares Owned	Number of Shares Beneficially Owned

Chart Acquisition Group LLC	981, 250	981,250
The Chart Group, L.P.	307,500	1,288,750
Christopher D. Brady	108,750	1,397,500
Joseph Wright	237,500	237,500
Cowen Overseas Investment LP	131,250	131,250

EXHIBIT B

FORM OF THIRD AMENDED AND RESTATED PARENT CERTIFICATE

THIRD AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
CHART ACQUISITION CORP.

Chart Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1.           The name of the Corporation is “Chart Acquisition Corp.” The Corporation was originally incorporated under the name “Chart Acquisition Corp.” and the original certificate of incorporation was filed with the Secretary of State of the State of Delaware on July 22, 2011 and subsequently amended on July 10, 2012, December 13, 2012 and [  ], 2014 (as amended, the “Original Certificate”).

2.           This Third Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate”) was duly adopted by the Board of Directors of the Corporation (the “Board”) and the stockholders of the Corporation in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware.

3.           This Amended and Restated Certificate restates, integrates and further amends the provisions of the Original Certificate.

4.           Certain capitalized terms used in this Amended and Restated Certificate are defined where appropriate herein.

5.           The text of the Original Certificate is hereby restated and amended in its entirety to read as follows:

ARTICLE I
NAME

The name of the corporation is The Tempus Group, Inc.

ARTICLE II
PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”). In addition to the powers and privileges conferred upon the Corporation by law and those incidental thereto, the Corporation shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation

ARTICLE III
REGISTERED AGENT

The address of the registered office of the Corporation in the State of Delaware is Vcorp Services, LLC, 1811 Silverside Road, Wilmington DE 19810, New Castle County, and the name of the Corporation’s registered agent at such address is Vcorp Services LLC.

ARTICLE IV
CAPITALIZATION

Section 4.1        Authorized Capital Stock.  The total number of shares of all classes of capital stock which the Corporation is authorized to issue is [●] shares, consisting of (a) [●] shares of class A common stock, par value $0.0001 per share (the “Class A Common Stock”), (b) [●] shares of class B common stock, par value $0.0001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”) and (c) 1,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).  Subject to the rights of the holders of any one or more series of Preferred Stock then outstanding, the number of authorized shares of any of the Class A Common Stock, Class B Common Stock or Preferred Stock may be increased or decreased, in each case by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the General Corporation Law, and no vote of the holders of any of the Class A Common Stock, Class B Common Stock or Preferred Stock voting separately as a class will be required therefor. Notwithstanding the foregoing, the number of authorized shares of any particular class may not be decreased below the number of shares of such class then outstanding plus, in the case of Class A Common Stock, the number of shares of Class A Common Stock issuable in connection with (i) the exchange of Class B Common Stock and Units (as defined in Article XI) pursuant to the Tempus LLC Agreement (as defined in Article XI) and (ii) the exercise of outstanding options, warrants, exchange rights, conversion rights or similar rights for Class A Common Stock.

Section 4.2        Reclassification of Existing Common Stock. Upon this Amended and Restated Certificate becoming effective pursuant to the DGCL, each share of the Corporation’s common stock, par value $0.0001 per share, issued and outstanding or held in treasury, shall automatically and without any action on the part of the holder thereof be reclassified as and become one shares of Class A Common Stock.

Section 4.3        Preferred Stock.  The Preferred Stock may be issued from time to time in one or more series. The Board is hereby expressly authorized to provide for the issuance of shares of the Preferred Stock in one or more series and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional and other special rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series and included in a certificate of designations (a “Preferred Stock Designation”) filed pursuant to the DGCL, and the Board is hereby expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions.

Section 4.4        Common Stock.

(a)            Voting Rights.

(1)       Each holder of Class A Common Stock, as such, will be entitled to one vote for each share of Class A Common Stock held of record by the holder on all matters on which stockholders generally are entitled to vote.

(2)       Each holder of Class B Common Stock, as such, will be entitled to one vote for each share of Class B Common Stock held of record by the holder on all matters on which stockholders are generally entitled to vote.

(3)       Except as otherwise required by the DGCL or this Amended and Restated Certificate, the holders of Common Stock will vote together as a single class on all matters (or, if any holders of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with the holders of such Preferred Stock).

(4)       Except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), at any annual or special meeting of the stockholders of the Corporation, the holders of the Common Stock shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders. Notwithstanding the foregoing, except as otherwise required by law or this Amended and Restated Certificate (including a Preferred Stock Designation), the holders of the Common Stock shall not be entitled to vote on any amendment to this Amended and Restated Certificate (including any amendment to any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of the Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate (including any Preferred Stock Designation).

(b)            Dividends and Distributions.

(1)       Subject to the rights, if any, of the holders of any outstanding series of Preferred Stock, the holders of the Class A Common Stock shall be entitled to receive dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board from time to time out of any assets or funds of the Corporation legally available therefor, and shall share equally on a per share basis in such dividends and distributions.

(2)       Except as set forth in Section 4.4(b)(3) with respect to stock dividends, dividends and other distributions shall not be declared or paid on the Class B Common Stock.

(3)       In no event will any stock dividends, stock splits, reverse stock splits, combinations of stock, reclassifications or recapitalizations be declared or made on any Class A Common Stock or Class B Common Stock, as the case may be, unless contemporaneously therewith (a) all shares of Class A Common Stock and Class B Common Stock at the time outstanding are treated in the same proportion and the same manner and (b) the stock dividend, stock split, reverse stock split, combination of stock, reclassification or recapitalization has been reflected in the same economically equivalent manner with respect to all Units. Stock dividends with respect to Class A Common Stock may be paid only with Class A Common Stock. Stock dividends with respect to Class B Common Stock may be paid only with Class B Common Stock; provided, that the deemed transfer and retirement of shares of Class B Common Stock to the Corporation pursuant to Section 4.4(e)(3) shall not be a transaction subject to this Section 4.4(b)(3).

(c)            Liquidation, Dissolution or Winding Up.  Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, and to the rights of the holders of Class B Common Stock to exchange their shares of Class B Common Stock and Units for shares of Class A Common Stock in accordance with the Tempus LLC Agreement (or for the consideration payable in respect of shares of Class A Common Stock in such voluntary or involuntary liquidation, dissolution or winding up), in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of the Class A Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of the Class A Common Stock held by them.  Except as otherwise provided above with respect to the exchange rights of holders of the Class B Common Stock under the terms of the Tempus LLC Agreement, the holders of shares of Class B Common Stock, as such, will not be entitled to receive, with respect to such shares, any assets of the Corporation, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

(d)            Transfer of Class B Common Stock.

(1)       A holder of Class B Common Stock may only transfer such Class B Common Stock (or a fraction thereof) to a transferee if the holder also transfers a corresponding number of Units to the transferee (as such number may be adjusted to reflect equitably any stock split, subdivision, combination or similar change with respect to the Units or Class B Common Stock).

(2)       Any purported transfer of shares of Class B Common Stock in violation of the restriction described in Section 4.4(d)(1) (the “Restriction”) shall be null and void. If, notwithstanding the foregoing prohibition, a person shall, voluntarily or involuntarily, purportedly become or attempt to become, the purported owner (“Purported Owner”) of shares of Class B Common Stock in violation of the Restriction, then the Purported Owner shall not obtain any rights in and to such shares of Class B Common Stock (the “Restricted Shares”), and the purported transfer of the Restricted Shares to the Purported Owner shall not be recognized by the Corporation’s transfer agent (the “Transfer Agent”).

(3)      Upon a determination by the Board that a person has attempted or may attempt to transfer or to acquire Restricted Shares in violation of the Restriction, the Board may take such action as it deems advisable to refuse to give effect to such transfer or acquisition on the books and records of the Corporation, including without limitation to cause the Transfer Agent to maintain the Purported Owner’s transferor as the record owner of the Restricted Shares, and to institute proceedings to enjoin or rescind any such transfer or acquisition.

(e)            Exchange.

(1)       Pursuant to the Tempus LLC Agreement, the holder of each Unit and share of Class B Common Stock will have the right to exchange such Unit and share of Class B Common Stock for one duly authorized, validly issued, fully paid and non-assessable share of Class A Common Stock, on and subject to the terms and conditions set forth in the Tempus LLC Agreement.  In connection with the exercise of such exchange right, the Corporation shall issue the number of shares of Class A Common Stock equal to the number of Units and shares of Class B Common Stock surrendered by such holder (subject to the right of the holder to elect, with the consent of the Company, to receive the Cash Amount (as defined in the Tempus LLC Agreement) in lieu of the issuance of shares of Class A Common Stock). The Corporation at all times shall have reserved for issuance upon exchange of Units a sufficient number of shares of Class A Common Stock as may from time to time be required for the exchange of all outstanding Units by the holders of shares of Class B Common Stock.

(2)       Any holder of Units who exercises the exchange right under the Tempus LLC Agreement (including any such exercise in which the holder offers to receive the Cash Amount in lieu of the issuance of shares of Class A Common Stock) shall present and surrender, or cause to be presented and surrendered, to the Corporation, the certificate or certificates, if any, representing the number of shares of Class B Common Stock equal to the holder’s number of Units surrendered for exchange (either for shares of Class A Common Stock or the Cash Amount) during the Corporation’s normal business hours at any office or agency of the Corporation maintained for the transfer of Class B Common Stock.  If so required by the Corporation, any certificate for shares surrendered for cancellation shall be accompanied by instruments of transfer, in form and substance reasonably satisfactory to the Corporation, duly executed by the holder of such shares or his, her or its duly authorized representative.

(3)       In case any certificate for shares of Class B Common Stock shall be surrendered for cancellation of only a portion of the shares represented thereby, the Corporation shall deliver at such office or agency of the Corporation maintained for the transfer of Class B Common Stock, to or upon the written order of the holder thereof, a certificate or certificates for the number of shares of Class B Common Stock represented by such surrendered certificate that are not being cancelled.

(4)       All shares of Class B Common Stock that shall have been surrendered for cancellation as herein provided shall be deemed to be retired and may be reissued only in connection with future issuances, if any, of Units, and all rights with respect to such shares, including the rights, if any, to receive notices and to vote, shall thereupon cease and terminate.

(5)       If the number of Units held by any person is reduced pursuant to the terms of the Tempus LLC Agreement, including as a result of the exercise of exchange rights thereunder, the number of shares of Class B Common Stock owned by such person shall be simultaneously reduced (without duplication of any Class B Common Stock surrendered in connection with an exchange of Class B Common Stock and Units for Class A Common Stock) so that the number of shares of Class B Common Stock owned by such person does not exceed the number of Units then owned by such person, and the excess number of such shares over the number of Units owned by such person shall automatically and without further action on the part of the Corporation or any holder of Class B Common Stock be deemed to have been transferred to the Corporation and retired and all rights with respect to such shares, including the rights, if any, to receive notices and to vote, shall thereupon cease and terminate.  All shares of Class B Common Stock deemed transferred to the Corporation under this Section 4.4(e)(5) may be reissued only in connection with future issuances, if any, of Units.

(f)             Legends.  All certificates or book entries representing shares of Class B Common Stock (or fractions thereof), as the case may be, shall bear a legend substantially in the following form:

THE SECURITIES REPRESENTED BY THIS [CERTIFICATE][BOOK ENTRY] ARE SUBJECT TO THE RESTRICTIONS (INCLUDING RESTRICTIONS ON TRANSFER) SET FORTH IN THE CERTIFICATE OF INCORPORATION (A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE CORPORATION AND SHALL BE PROVIDED FREE OF CHARGE TO ANY STOCKHOLDER MAKING A REQUEST THEREFOR).

(g)            Fractional Shares.  The Class B Common Stock may be issued and transferred in fractions of a share which shall entitle the holder to exercise voting rights and to have the benefit of all other rights of holders of Class B Common Stock. Subject to the Restriction, holders of shares of Class B Common Stock (or fractions thereof) shall be entitled to transfer fractions thereof and the Corporation shall, and shall cause any transfer agent with respect to the Class B Common Stock to, facilitate any such transfers, including by issuing certificates or making book entries representing any such fractional shares.

(h)            Transfer Taxes.  The issuance of shares of Class A Common Stock upon the exchange of Units under the terms of the Tempus LLC Agreement will be made without charge to the holders of the shares of Class B Common Stock for any stamp or other similar tax in respect of the issuance, unless any such shares of Class A Common Stock are to be issued in a name other than that of the then record holder of the shares of Class B Common Stock being purchased, in which case the Person or Persons requesting the issuance thereof will pay to the Corporation the amount of any tax that may be payable in respect of any transfer involved in the issuance or will establish to the reasonable satisfaction of the Corporation that the tax has been paid or is not payable.

Section 4.5        Rights and Options.  The Corporation has the authority to create and issue rights, warrants and options entitling the holders thereof to purchase shares of any class or series of the Corporation’s capital stock or other securities of the Corporation, and such rights, warrants and options shall be evidenced by instrument(s) approved by the Board. The Board is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock subject thereto may not be less than the par value thereof.

ARTICLE V
BOARD OF DIRECTORS

Section 5.1        Board Powers.  The business and affairs of the Corporation shall be managed by, or under the direction of, the Board. In addition to the powers and authority expressly conferred upon the Board by statute, this Amended and Restated Certificate or the Bylaws (“Bylaws”) of the Corporation, the Board is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Amended and Restated Certificate and any Bylaws adopted by the stockholders; provided, however, that no Bylaws hereafter adopted by the stockholders shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.

Section 5.2        Number, Election and Term.

(a)            The number of directors of the Corporation, other than those who may be elected by the holders of one or more series of the Preferred Stock voting separately by class or series, shall be fixed from time to time exclusively by the Board pursuant to a resolution adopted by a majority of the Whole Board; provided, that, for so long as the Orion Members (as such term is defined in the Tempus LLC Agreement, the “Orion Members”) hold at least 45% of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, the number of directors of the Corporation shall be 7 unless otherwise consented to by the holders of a majority of the voting power of all then outstanding shares of capital stock of the Corporation held by the Orion Members. For purposes of this Amended and Restated Certificate, “Whole Board” shall mean the total number of directors the Corporation would have if there were no vacancies.

(b)            Subject to Section 5.5 hereof, the Board shall be divided into three classes, as nearly equal in number as possible and designated Class I, Class II and Class III. The Board is authorized to assign members of the Board already in office to Class I, Class II and Class III. The term of the initial Class I Directors shall expire at the first annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Certificate; the term of the initial Class II Directors shall expire at the second annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Certificate; and the term of the initial Class III Directors shall expire at the third annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Certificate. At each succeeding annual meeting of the stockholders of the Corporation, beginning with the first annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Certificate, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term. Subject to Section 5.5 hereof, if the number of directors is changed, any increase or decrease shall be apportioned by the Board among the classes so as to maintain the number of directors in each class as nearly equal as possible, but in no case shall a decrease in the number of directors shorten the term of any incumbent director.

(c)            Subject to Section 5.5 hereof, a director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

(d)            Unless and except to the extent that the Bylaws shall so require, the election of directors need not be by written ballot.

Section 5.3        Newly Created Directorships and Vacancies.  Subject to Section 5.5 hereof, newly created directorships resulting from an increase in the number of directors and any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal; provided, that, any vacancy created by the removal of a director pursuant to Section 5.4 during the Specified Period may be filled by the stockholders of the Corporation holding a majority of the voting power of all then outstanding shares of capital stock of the Corporations entitled to vote generally in the election of directors.

Section 5.4        Removal.  Subject to Section 5.5 hereof, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class; provided, that, for so long as the Orion Members hold a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors (such period, the “Specified Period”), any or all of the directors may be removed from office without cause.

Section 5.5         Preferred Stock — Directors.  Notwithstanding any other provision of this Article V, and except as otherwise required by law, whenever the holders of one or more series of the Preferred Stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of the Preferred Stock as set forth in this Amended and Restated Certificate (including any Preferred Stock Designation) and such directors shall not be included in any of the classes created pursuant to this Article V unless expressly provided by such terms.

ARTICLE VI
BYLAWS

In furtherance and not in limitation of the powers conferred upon it by law, the Board shall have the power to adopt, amend, alter or repeal the Bylaws. The affirmative vote of a majority of the Whole Board shall be required to adopt, amend, alter or repeal the Bylaws pursuant to the preceding sentence. The Bylaws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by law or by this Amended and Restated Certificate (including any Preferred Stock Designation), the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the Bylaws.

ARTICLE VII
MEETINGS OF STOCKHOLDERS; ACTION BY WRITTEN CONSENT

Section 7.1        Meetings.  Subject to the rights of the holders of any outstanding series of the Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by the Chairman of the Board, Chief Executive Officer of the Corporation, or the Board pursuant to a resolution adopted by a majority of the Whole Board, and the ability of the stockholders to call a special meeting is hereby specifically denied.

Section 7.2        Advance Notice.  Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.

Section 7.3        Action by Written Consent.  Any action required or permitted to be taken by the stockholders of the Corporation must be effected by a duly called annual or special meeting of such holders and may not be effected by written consent of the stockholders; provided, that, the actions contemplated by the proviso to Section 5.3 and the proviso to Section 5.4 may be effected by written consent of the stockholders of the Corporation (holding a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors) in lieu of a meeting.

ARTICLE VIII
LIMITED LIABILITY; INDEMNIFICATION

Section 8.1        Limitation of Director Liability.  A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

Section 8.2        Indemnification and Advancement of Expenses.

(a)            To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Section 8.2 or otherwise. The rights to indemnification and advancement of expenses conferred by this Section 8.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Section 8.2(a), except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.

(b)           The rights to indemnification and advancement of expenses conferred on any indemnitee by this Section 8.2 shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Amended and Restated Certificate, the Bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

(c)            Any repeal or amendment of this Section 8.2 by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Amended and Restated Certificate inconsistent with this Section 8.2, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

(d)            This Section 8.2 shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees.

ARTICLE IX
CORPORATE OPPORTUNITY

The doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Corporation or any of its officers or directors or in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have currently or in the future.

ARTICLE X
AMENDMENT OF AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate (including any Preferred Stock Designation), in the manner now or hereafter prescribed by this Amended and Restated Certificate and the DGCL; and, except as set forth in Article VIII, all rights, preferences and privileges herein conferred upon stockholders, directors or any other persons by and pursuant to this Amended and Restated Certificate in its present form or as hereafter amended are granted subject to the right reserved in this Article X.

ARTICLE XI
DEFINITIONS

As used in this Amended and Restated Certificate of Incorporation, the term

(a)            “The Tempus Group Holdings, LLC” means The Tempus Group Holdings, LLC, a Delaware limited liability company, or any successor thereto.

(b)            “Tempus LLC Agreement” means that certain Amended and Restated Limited Liability Company Agreement of The Tempus Group Holdings, LLC, to be entered into in connection with the closing of the transaction contemplated by the ETAA, as the same may be amended, restated, supplemented and/or otherwise modified from time to time.

(c)            “ETAA” means that certain Equity Transfer and Acquisition Agreement, dated as of July 15, 2014, by and among The Tempus Group Holdings, LLC, Tempus Intermediate Holding, LLC, a Delaware limited liability company, the Members (as defined therein), Members’ Representative (as defined therein), the Corporation and the Warrant Offerors (as defined therein).

(d)            “Units” means limited liability company interests in The Tempus Group Holdings, LLC that are issued under the Tempus LLC Agreement.

[Signature page to follow]

IN WITNESS WHEREOF, Chart Acquisition Corp. has caused this Amended and Restated Certificate to be duly executed in its name and on its behalf by its Chief Executive Officer this [●] day of [●], 2014.

CHART ACQUISITION CORP.

By:
Name

EXHIBIT C

FORM OF BUYER LLC AGREEMENT

STRICTLY CONFIDENTIAL

___________________________________

THE TEMPUS GROUP HOLDINGS, LLC
___________________________________

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

Dated as of [●]

THE UNITS REPRESENTED BY THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. EXCEPT AS PROVIDED HEREIN, SUCH UNITS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

CC-i

6.2	Lack of Authority	17
6.3	No Right of Partition	17
6.4	Indemnification	18
6.5	Members Right to Act	18
6.6	Inspection Rights	19
ARTICLE VII	BOOKS, RECORDS, ACCOUNTING AND REPORTS, AFFIRMATIVE COVENANTS	20
7.1	Records and Accounting	20
7.2	Fiscal Year	20
7.3	Reports	20
ARTICLE VIII	TAX MATTERS	20
8.1	Preparation of Tax Returns	20
8.2	Tax Elections	20
ARTICLE IX	RESTRICTIONS ON TRANSFER OF UNITS	20
9.1	Transfers by Members	20
9.2	Restricted Units Legend	21
9.3	Transfer	21
9.4	Assignee’s Rights	22
9.5	Assignor’s Rights and Obligations	22
9.6	Overriding Provisions	22
ARTICLE X	REDEMPTION AND EXCHANGE RIGHTS	23
10.1	Exchange of Units	23
10.2	Tender Offers and Other Events with Respect to Parent	26
ARTICLE XI	ADMISSION OF MEMBERS	27
11.1	Substituted Members	27
11.2	Additional Members	27
ARTICLE XII	WITHDRAWAL AND RESIGNATION OF MEMBERS	27
12.1	Withdrawal and Resignation of Members	27
ARTICLE XIII	DISSOLUTION AND LIQUIDATION	28
13.1	Dissolution	28
13.2	Liquidation and Termination	28
13.3	Deferment; Distribution in Kind	29
13.4	Cancellation of Certificate	29

CC-ii

13.5	Reasonable Time for Winding Up	29
13.6	Return of Capital	29
ARTICLE XIV	[INTENTIONALLY OMITTED]	29
ARTICLE XV	GENERAL PROVISIONS	30
15.1	Confidentiality	30
15.2	Amendments	30
15.3	Title to Company Assets	31
15.4	Addresses and Notices	31
15.5	Binding Effect	32
15.6	Creditors	32
15.7	Waiver	32
15.8	Counterparts	32
15.9	Applicable Law	33
15.10	Severability	33
15.11	Further Action	33
15.12	Delivery by Electronic Transmission	33
15.13	Right of Offset	33
15.14	Entire Agreement	33
15.15	Remedies	33
15.16	Descriptive Headings; Interpretation	34
SCHEDULES
Schedule I	Schedule of Members

CC-iii

THE TEMPUS GROUP HOLDINGS, LLC

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

This AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this “Agreement”), dated as of [●], 2014, is entered into by and among The Tempus Group Holdings, LLC, a Delaware limited liability company (the “Company”), The Tempus Group, Inc., a Delaware corporation (“Parent”), and the Orion Members (as defined herein).

WHEREAS, Parent, as sole Member, entered into that certain Limited Liability Company Agreement of the Company, dated as of July 14, 2014 (the “Original Agreement”);

WHEREAS, in connection with the Capital Contribution by the Orion Members of all of the membership interests of Tempus Intermediate Holdings, LLC, a Delaware limited liability company (“Holdco”), pursuant to the Equity Transfer and Acquisition Agreement, the Company is issuing Units to the Orion Members;

WHEREAS, substantially simultaneously with the contribution of all of the membership interests of Holdco, Parent is making a Capital Contribution and is being issued Units, in accordance with the Equity Transfer and Acquisition Agreement;

WHEREAS, Parent and the Orion Members desire to enter into this Agreement to (i) set forth their relative rights, entitlements, restrictions and obligations with respect to their Units and certain other matters related to the governance and management of the Company, (ii) reflect the admission of the Orion Members as Members and (iii) set forth certain mechanisms and procedures regarding the Transfer and/or exchange of Units for Parent Common Stock; and

WHEREAS, this Agreement amends and restates the Original Agreement in its entirety,  which Original Agreement shall have no continuing force or effect.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

The following definitions shall be applied to the terms used in this Agreement for all purposes, unless otherwise clearly indicated to the contrary.

“Additional Member” has the meaning set forth in Section 11.2.

“Admission Date” has the meaning set forth in Section 9.5.

“Affiliate” (and, with a correlative meaning, “Affiliated”) means, with respect to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. As used in this definition, “control” (including with correlative meanings, “controlled by” and “under common control with”) means possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of voting securities or by contract or other agreement).

“Agreement” has the meaning set forth in the Preamble.

“Assignee” means a Person to whom a Unit has been transferred but who has not become a Member pursuant to ARTICLE XI.

“Base Rate” means, on any date, a variable rate per annum equal to the rate of interest most recently published by The Wall Street Journal as the “prime rate” at large U.S. money center banks.

“Business Day” means any day other than a Saturday, a Sunday or a day on which commercial banks in the Commonwealth of Virginia are closed.

“Capital Contribution” means any cash, cash equivalents, promissory obligations or the fair market value of other property which a Member contributed to the Company.

 “Cash Amount” has the meaning set forth in Section 10.1(g).

“Certificate” means the Company’s Certificate of Formation as filed with the Secretary of State of Delaware.

“Change of Control Transaction” means a sale of all or substantially all of the Company’s assets determined on a consolidated basis or a sale of (a) a majority of the outstanding Units or (b) a majority of the outstanding voting securities of any Subsidiary of the Company; in either case, whether directly or indirectly, including by way of merger, recapitalization, consolidation, reorganization, combination or otherwise), provided, however, that neither (x) a transaction solely for the purpose of changing the jurisdiction of domicile of the Company, nor (y) a transaction solely for the purpose of changing the form of entity of the Company, shall constitute a Change of Control Transaction.

“Class A Stock” shall, as applicable, (a) mean the Class A Common Stock, par value $0.01 per share, of Parent or (b) following any consolidation, merger, Reclassification or other similar event involving Parent, mean any shares or other securities of Parent or any other Person or cash or other property that become payable in consideration for the Class A Stock or into which the Class A Stock is exchanged or converted as a result of such consolidation, merger, Reclassification or other similar event.

“Class B Stock” shall, as applicable, (a) mean the Class B Common Stock, par value $0.01 per share, of Parent or (b) following any consolidation, merger, Reclassification or other similar event involving Parent, mean any shares or other securities of Parent or any other Person or cash or other property that become payable in consideration for the Class B Stock or into which the Class B Stock is exchanged or converted as a result of such consolidation, merger, Reclassification or other similar event.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Preamble.

 “Delaware Act” means the Delaware Limited Liability Company Act, 6 Del. L. § 18-101, et seq., as it may be amended from time to time, and any successor to the Delaware Act.

 “Disposition Event” means any merger, consolidation or other business combination, whether effectuated through one transaction or a series of related transactions (including a tender offer followed by a merger in which holders of Class A Stock receive the same consideration per share paid in the tender offer), unless, following such transaction, the holders of the voting power of all outstanding classes and series of Parent Common Stock and classes and series of preferred stock of Parent that are generally entitled to vote in the election of directors prior to such transaction or series of transactions continue to hold a majority of the voting power of the surviving entity (or its parent) resulting from such transaction or series of transactions as immediately prior to such transaction or series of transactions.

“Distributable Cash” shall mean, as of any relevant date on which a determination is being made by the Manager regarding a potential distribution pursuant to Section 4.1, the amount of cash that could be distributed by the Company without violating any applicable Law.

“Distribution” (and, with a correlative meaning, “Distribute”) means each distribution made by the Company to a Member with respect to such Member’s Units, whether in cash, property or securities of the Company and whether by liquidating distribution or otherwise.

“Equity Securities” means (a) with respect to a partnership, limited liability company or similar Person, any and all units, interests, rights to purchase, warrants, options or other equivalents of, or other ownership interests in, any such Person as well as debt or equity instruments convertible, exchangeable or exercisable into any such units, interests, rights or other ownership interests and (b) with respect to a corporation, any and all shares, interests, participation or other equivalents (however designated) of corporate stock, including all common stock and preferred stock, or warrants, options or other rights to acquire any of the foregoing, including any debt instrument convertible or exchangeable into any of the foregoing.

“Equity Transfer and Acquisition Agreement” means that certain Equity Transfer and Acquisition Agreement, dated July 15, 2014, by and among the Company, Holdco, the Orion Members, Members’ Representative (as defined therein), Parent and the Warrant Offerors (as defined therein).

“Event of Withdrawal” means the bankruptcy or dissolution of a Member or the occurrence of any other event that terminates the continued membership of a Member in the Company. “Event of Withdrawal” shall not include an event that (i) terminates the existence of a Member for income tax purposes (including, without limitation, (a) a change in entity classification of a Member under Treasury Regulations Section 301.7701-3, (b) termination of a partnership pursuant to Code Section 708(b)(1)(B), (c) a sale of assets by, or liquidation of, a Member pursuant to an election under Code Section 338, or (d) merger, severance, or allocation within a trust or among sub-trusts of a trust that is a Member) but that (ii) does not terminate the existence of such Member under applicable state law (or, in the case of a trust that is a Member, does not terminate the trusteeship of the fiduciaries under such trust with respect to all the Units of such trust that is a Member).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fiscal Period” means any interim accounting period within a Taxable Year established by the Manager and which is permitted or required by the Code.

“Fiscal Year” means the Company’s annual accounting period established pursuant to Section 7.2.

“Governmental Entity” means the United States of America or any other nation, any state or other political subdivision thereof, or any entity exercising executive, legislative, judicial, regulatory or administrative functions of government.

“Holdco” has the meaning set forth in the Recitals.

“Indemnified Person” has the meaning set forth in Section 6.4(a).

“Investment Company Act” means the Investment Company Act of 1940, as amended from time to time.

“Law” means all laws, statutes, ordinances, rules and regulations of the United States, any foreign country and each state, commonwealth, city, county, municipality, regulatory body, agency or other political subdivision thereof.

“Manager” has the meaning set forth in Section 5.1(a).

“Material Interest” means beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of securities representing at least 15% of the voting power or equity interests in a Person.

“Member” means (i) each of the members named on Schedule I attached hereto and (ii) any Person admitted to the Company as a Substituted Member or Additional Member in accordance with ARTICLE XI, but only so long as such Person is shown on the Company’s books and records as the owner of one or more Units.

“Officer” has the meaning set forth in Section 5.1(b).

“Original Agreement” has the meaning set forth in the Recitals.

“Orion Members” means each of the Members designated as Orion Members on Schedule I attached hereto and Permitted Transferees hereunder.

“Other Agreements” has the meaning set forth in Section 9.3.

“Parent” has the meaning set forth in the Preamble.

“Parent Common Stock” means all classes and series of common stock of Parent, including the Class A Stock and Class B Stock.

“Parent Offer” has the meaning set forth in Section 10.2.

“Permitted Transfer” has the meaning set forth in Section 9.1.

“Permitted Transferee” means, (i) with respect to an Orion Member, such Member’s spouse, any lineal ascendants or descendants or trusts or other entities in which such Member or such Member’s spouse, lineal ascendants or descendants hold (and continue to hold while such trusts or other entities hold Units) 75% or more of such entity’s beneficial interests and (ii) with respect to Parent, a wholly-owned Subsidiary of Parent.

“Person” means an individual or any corporation, partnership, limited liability company, trust, unincorporated organization, association, joint venture or any other organization or entity, whether or not a legal entity.

“Reclassification” means any of the following: (i) any reclassification or recapitalization of Parent Common Stock (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination or any transaction subject to Section 3.2), (ii) any merger, consolidation or other combination involving Parent , or (iii) any sale, conveyance, lease, or other disposal of all or substantially all the properties and assets of Parent to any other Person, in each of clauses (i), (ii) or (iii), as a result of which holders of Parent Common Stock shall be entitled to receive cash, securities or other property for their shares of Parent Common Stock.

“Registration Rights Agreement” means that certain Registration Rights Agreement, dated as of the date hereof, by and among Parent and the Orion Members.

“Related Person” means, with respect to a Member, (i) the Affiliates of such Member, (ii) the Family members of such Member and (iii) any other Person in whom such Member or any Person described in clauses (i) or (ii) holds a Material Interest.

“Schedule of Members” means the Schedule of Members attached as Schedule I as such may be updated and modified form time to time in accordance with this Agreement.

“Securities Act” means the Securities Act of 1933, as amended, and applicable rules and regulations thereunder, and any successor to such statute, rules or regulations. Any reference herein to a specific section, rule or regulation of the Securities Act shall be deemed to include any corresponding provisions of future law.

“Securities and Exchange Commission” means the United States Securities and Exchange Commission, including any governmental body or agency succeeding to the functions thereof.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the voting interests thereof are at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, references to a “Subsidiary” of the Company shall be given effect only at such times that the Company has one or more Subsidiaries, and, unless otherwise indicated, the term “Subsidiary” refers to a Subsidiary of the Company.

“Substituted Member” means a Person that is admitted as a Member to the Company pursuant to Section 11.1.

“Taxable Year” means the Company’s accounting period for U.S. federal income tax purposes determined pursuant to Section 8.2.

“Trading Day” means a day during which trading securities generally occurs on the NASDAQ or, if the shares of Class A Stock are not listed on the NASDAQ, on the principal national securities exchange on which the shares of Class A Stock are then listed or, if the shares of Class A Stock are not listed on a national securities exchange, on the automated quotation system on which the shares of Class A Stock are then authorized for quotation.

“Transfer” (and, with a correlative meaning, “Transferring”) means any sale, transfer, assignment, pledge, encumbrance or other disposition of (whether directly or indirectly, whether with or without consideration and whether voluntarily or involuntarily or by operation of law) (i) any interest (legal or beneficial) in any Unit or (ii) any membership interests or other equity securities (legal or beneficial) in any Member other than Parent.

“Treasury Regulations” means the income tax regulations promulgated under the Code and any corresponding provisions of succeeding regulations.

“Units” means the units issued hereunder and shall also include any Equity Security issued in respect of or in exchange for Units in accordance with the terms and provisions hereof, whether by way of dividend or other distribution, split, recapitalization, merger, rollup transaction, consolidation, conversion or reorganization; provided that any class, group or series of Units issued shall have the relative rights, powers and obligations set forth in this Agreement.

“Volume Weighted Average Price” means, on any date of determination, the volume weighted average sale price per share of the Class A Stock on the NASDAQ for the ten (10) consecutive trading days ending two (2) trading days prior to the date of determination, or if the Class A Stock is not listed on the NASDAQ, on the principal national securities exchange on which the Class A Stock is then listed or, if the Class A Stock is not listed on a national securities exchange, an automated quotation system on which the Class A Stock is then listed or authorized for quotation, in each case as reported by Bloomberg Financial Markets (or any successor thereto) through its “Volume at Price” functions and ignoring any block trades (which, for purposes of this definition means any transfer of more than 100,000 shares (subject to adjustment to reflect stock dividends, stock splits, stock combinations and other similar events)).

ARTICLE II

ORGANIZATIONAL MATTERS

2.1           Formation of Company.  The Company was formed on July 14, 2014 pursuant to the provisions of the Delaware Act upon the terms, provisions and conditions set forth in this Agreement.

2.2           Amended and Restated Limited Liability Company Agreement.  The Members hereby execute this Agreement for the purpose of establishing the affairs of the Company and the conduct of its business in accordance with the provisions of the Delaware Act upon the terms, provisions and conditions set forth in this Agreement. The Members hereby agree that during the term of the Company set forth in Section 2.6 the rights and obligations of the Members with respect to the Company will be determined in accordance with the terms and conditions of this Agreement and the Delaware Act. No provision of this Agreement shall be in violation of the Delaware Act and to the extent any provision of this Agreement is in violation of the Delaware Act, such provision shall be void and of no effect to the extent of such violation without affecting the validity of the other provisions of this Agreement; provided, however, that where the Delaware Act provides that a provision of the Delaware Act shall apply “unless otherwise provided in a limited liability company agreement” or words of similar effect, the provisions of this Agreement shall in each instance control.  Notwithstanding any provisions of this Agreement to the contrary, the Orion Members shall be entitled to the benefits of Section 18-210 of the Delaware Act, which provisions shall apply to the Company and shall be incorporated into this Agreement; provided, that, the fair market value of a Unit shall not exceed the fair market value of the Class A Common Stock.

2.3           Name.  The name of the Company shall be “THE TEMPUS GROUP HOLDINGS, LLC”.  The Manager in its sole discretion may change the name of the Company at any time and from time to time. Notification of any such change shall be given to all of the Members. The Company’s business may be conducted under its name and/or any other name or names deemed advisable by the Manager.

2.4           Purpose.  The purpose of the Company shall be to conduct any business activities permitted from time to time under the Delaware Act as such business activities may be determined by the Manager, subject to the other limitations and provisions of this Agreement.  The Company has the power to do any and all acts necessary, appropriate, proper, advisable, incidental or convenient to or in furtherance of the purposes of the Company set forth in this Section 2.4.

2.5           Principal Office; Registered Office.  The principal office of the Company shall be at [●], or such other place as the Manager may from time to time designate. The address of the registered office of the Company in the State of Delaware shall be c/o [●], and the registered agent for service of process on the Company in the State of Delaware at such registered office shall be [●].

2.6           Term.  The term of the Company commenced upon the filing of the Certificate in accordance with the Delaware Act and shall continue in existence until termination and dissolution thereof in accordance with the provisions of ARTICLE XIII.

2.7           No State-Law Partnership; Federal Income Tax Status as Corporation.  The Members intend that the Company not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member by virtue of this Agreement, for any purposes (including Section 303 of the Federal Bankruptcy Code), and neither this Agreement nor any other document entered into by the Company or any Member relating to the subject matter hereof shall be construed to suggest otherwise. The Members intend for the Company to be treated as an association taxable as a corporation for U.S. federal and, if applicable, state or local income tax purposes, and that each Member and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment. Neither the Company nor any Member shall take any action inconsistent with the express intent of the parties hereto as set forth in this Section 2.7.  In connection with the Closing under the Equity Transfer and Acquisition Agreement, the Company shall file Form 8832 (Entity Classification Election) and any corresponding state and local income tax forms so that the Company will be treated as an association taxable as a corporation for U.S. federal income tax purposes and, if applicable, state or local income tax purposes effective on or prior to the date of this Agreement.  Each Member hereby authorizes the Manager to file all such elections.  Neither the Company, nor the Manager, nor any Member shall take any action to cause the Company to not be treated as an association taxable as a corporation for U.S. federal income tax purposes and, if applicable, state or local income tax purposes, without the prior written consent of all of the Orion Members.  The Members intend that their Capital Contributions are to be treated as part of an integrated transaction that qualifies as an exchange under Code Section 351 and the Company and the Members shall file all tax returns in a manner consistent with such treatment.  The Company and the Parent shall cooperate with the Orion Members, as reasonably requested by the Members’ Representative (as defined in the Equity Transfer and Acquisition Agreement) or by the Orion Members holding a majority of the Units held by all Orion Members, to allow them to exchange their Units for Class A Stock in accordance with the provisions of Article X hereof in a tax efficient manner, provided that such request is commercially reasonable.

ARTICLE III

UNITS; INITIAL CAPITALIZATION; MEMBERS

3.1           Members.  Parent previously was admitted as a Member to the Company pursuant to the Original Agreement. The Orion Members shall be admitted to the Company as Members as of the date hereof and the respective membership interests of the Members shall be as set forth on the Schedule of Members.

3.2           Authorized Units; General Provisions With Respect to Units.

(a)           Subject to the provisions of this Agreement, the Company shall be authorized to issue from time to time Units and other Equity Securities in accordance with Section 3.3(b).  Each such authorized Unit may be issued pursuant to such agreements as the Manager shall approve.  The Company may reissue any Units that have been repurchased or acquired by the Company.

(b)           Each Unit outstanding or issued on the date hereof shall be identical.

(c)           The total number of Units issued and outstanding and held by the Members is set forth on the Schedule of Members (as amended from time to time in accordance with the terms of this Agreement).  The Schedule of Members as of the date hereof gives effect to the transactions contemplated by the Equity Transfer and Acquisition Agreement.  The Schedule of Members shall be the definitive record of ownership of each Unit and all relevant information with respect to each Member. The Company shall be entitled to recognize the exclusive right of a Person registered on its records as the owner of Units for all purposes and shall not be bound to recognize any equitable or other claim to or interest in Units on the part of any other Person, whether or not it shall have express or other notice thereof, except as otherwise provided by the Delaware Act.

(d)           If at any time Parent issues a share of its Class A Stock or any other Equity Security of Parent (other than shares of Class B Stock), then Parent and the Company agree that: (i) the Company shall issue to Parent one Unit (if Parent issues a share of Class A Stock), or such other Equity Security of the Company (if Parent issues Equity Securities other than Class A Stock) corresponding to the Equity Securities issued by Parent, and with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of Parent and (ii) the net proceeds received by Parent with respect to the corresponding share of Class A Stock or other Equity Security, if any, shall be concurrently transferred by Parent to the Company; provided, however, that if Parent issues any shares of Class A Stock in order to purchase or fund the purchase from an Orion Member of a number of Units equal to the number of shares of Class A Stock so issued, then the Company shall not issue any new Units in connection therewith and Parent shall not be required to transfer such net proceeds to the Company (it being understood that such net proceeds shall instead be transferred to such Member as consideration for such purchase). Except pursuant to Section 10.1, (x) the Company may not issue any additional Units to Parent or any of its Subsidiaries unless substantially simultaneously Parent or such Subsidiary issues or sells an equal number of shares of Parent’s Class A Stock to another Person, and (y) the Company may not issue any other Equity Securities of the Company to Parent or any of its Subsidiaries unless substantially simultaneously Parent or such Subsidiary issues or sells, to another Person, an equal number of shares of a new class or series of Equity Securities of Parent or such Subsidiary with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of the Company.  Without the consent of the Members other than Parent and its Subsidiaries, the Company may not issue additional Units or other Equity Securities of the Company to any Person other than (i) to Parent or one of its Subsidiaries or (ii) to the Members other than Parent and its Subsidiaries, in each case, in accordance with this Section 3.2.  This Section 3.2(d) shall not apply to the issuance and distribution to holders of shares of Class A Stock of rights to purchase Equity Securities of Parent under a “poison pill” or similar shareholders rights plan (it being understood that upon exchange of Units for Class A Stock as provided in Article X hereof, such Class A Stock will be issued together with a corresponding right), or the issuance under Parent’s employee benefit plans of any warrants, options or other rights to acquire Equity Securities of Parent or rights or property that may be converted into or settled in Equity Securities of Parent, but this Section 3.2(d) shall in each of the foregoing cases apply to the issuance of Equity Securities of Parent in connection with the exercise or settlement of such rights, warrants, options or other rights or property.

(e)           Parent and any of its Subsidiaries may not redeem, repurchase or otherwise acquire any shares of Class A Stock unless substantially simultaneously the Company redeems, repurchases or otherwise acquires (and the Company agrees to so redeem, repurchase or otherwise acquire) from Parent (and Parent agrees to deliver to the Company) an equal number of Units for the same price per security.  Parent and any of its Subsidiaries may not redeem or repurchase any other Equity Securities of Parent unless substantially simultaneously the Company redeems, repurchases or otherwise acquires (and the Company agrees to so redeem, repurchase or otherwise acquire) from Parent (and Parent agrees to deliver to the Company) an equal number of Equity Securities of the Company of a corresponding class or series with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of Parent for the same price per security.  Except pursuant to Section 10.1, (A) the Company may not redeem, repurchase or otherwise acquire any Units from Parent or any of its Subsidiaries unless substantially simultaneously Parent or such Subsidiary redeems, repurchases or otherwise acquires an equal number of shares of Class A Stock for the same price per security from holders thereof, and (B) the Company may not redeem, repurchase or otherwise acquire any other Equity Securities of the Company from Parent or any of its Subsidiaries unless substantially simultaneously Parent or such Subsidiary redeems, repurchases or otherwise acquires for the same price per security an equal number of Equity Securities of Parent of a corresponding class or series with substantially the same rights to dividends and distributions (including distribution upon liquidation) and other economic rights as those of such Equity Securities of Parent.  Notwithstanding the foregoing, to the extent that any consideration payable to or by Parent in connection with the redemption or repurchase of any shares of Class A Stock or other Equity Securities of Parent or any of its Subsidiaries consists (in whole or in part) of shares of Class A Stock or such other Equity Securities (including, for the avoidance of doubt, in connection with the cashless exercise of an option or warrant), then the redemption or repurchase of the corresponding Units or other Equity Securities of the Company shall be effectuated in an equivalent manner.

(f)           The Company shall not in any manner effect any subdivision (by any unit split, unit dividend, reclassification, recapitalization or otherwise) or combination (by reverse unit split, reclassification, recapitalization or otherwise) of the outstanding Units or other outstanding Equity Securities unless accompanied by an identical subdivision or combination, as applicable, of the outstanding Parent Common Stock or other outstanding corresponding Equity Securities, with corresponding changes made with respect to any other exchangeable or convertible securities.  Parent shall not in any manner effect any subdivision (by any stock split, stock dividend, reclassification, recapitalization or otherwise) or combination (by reverse stock split, reclassification, recapitalization or otherwise) of the outstanding Parent Common Stock or other outstanding Equity Securities unless accompanied by an identical subdivision or combination, as applicable, of the outstanding Units or other outstanding corresponding Equity Securities, with corresponding changes made with respect to any other exchangeable or convertible securities.

(g)           So long as the Orion Members (and Permitted Transferees) collectively beneficially own at least 10% of the issued and outstanding shares of Parent Common Stock, Parent agrees (i) not to form any direct or indirect Subsidiary other than (A) a direct or indirect Subsidiary of the Company or (B) a Subsidiary that is a holding company (that does not itself conduct business) of which Parent is the direct or indirect owner of 100% of its outstanding Equity Securities; and (ii) that any Subsidiaries of Parent that are not Subsidiaries of the Company shall not issue any of their Equity Securities to any Person other than Parent or a wholly-owned direct or indirect Subsidiary of Parent. The provisions of this Section 3.2(g) may be waived by the consent of the Members’ Representative, not to be unreasonably withheld.

3.3           Capital Contributions; Unit Ownership; Issuance of Additional Units.

(a)           Capital Contributions; Schedule of Unitholders.  Each Member named on Schedule I and the Capital Contributions made by each such Member are set forth on Schedule I opposite such Member’s name in respect of its Units specified thereon.  No Member shall be required to make additional Capital Contributions.  The Company may issue fractional Units.

(b)           Issuance of Additional Units or Interests.  To the extent, but only to the extent, expressly permitted by Section 3.2, and subject to the limitations thereof, the Manager shall have the right to authorize and cause the Company to issue on such terms (including price) as may be determined by the Manager additional Units or other Equity Securities in the Company (including creating preferred interests or other classes or series of securities having such rights, preferences and privileges as determined by the Managing Member); provided that, at any time following the date hereof, in each case the Company shall not issue Equity Securities in the Company to any Person unless such Person shall have executed a counterpart to this Agreement and all other documents, agreements or instruments deemed necessary or desirable in the discretion of the Manager.  In that event, the Manager shall amend Schedule I to reflect such additional issuances and resulting dilution, which shall be borne pro rata by all Members including Parent based on their Units and the respective terms thereof.

3.4           Certificates Representing Units.

(a)           Units shall not be certificated unless otherwise determined by the Manager. If the Manager determines that one or more Units shall be certificated, each such certificate shall be signed by or in the name of the Company, by the Chief Executive Officer or any other officer designated by the Manager, representing the number of Units held by such holder. Such certificate shall be in such form (and shall contain such legends), consistent with the terms of this Agreement, as the Manager may reasonably determine.  Any or all of such signatures on any certificate representing one or more Units may be a facsimile, engraved or printed, to the extent permitted by applicable Law.

(b)           If Units are certificated, the Manager shall direct that a new certificate representing one or more Units be issued in place of any certificate theretofore issued by the Company alleged to have been lost, stolen or destroyed, upon delivery to the Manager of an affidavit of the owner or owners of such certificate, setting forth such allegation. The Manager may require the owner of such lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Company a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of any such new certificate.

(c)           Upon surrender to the Company or the transfer agent of the Company, if any, of a certificate for one or more Units, duly endorsed or accompanied by appropriate evidence of succession, assignment or authority to transfer, in compliance with the provisions hereof, the Company shall issue a new certificate representing one or more Units to the Person entitled thereto, cancel the old certificate and record the transaction upon its books.

3.5           No Withdrawal.  No Person shall be entitled to withdraw any part of such Person’s Capital Contribution or to receive any Distribution from the Company, except as expressly provided herein.

3.6           Loans From Members.  Loans by Members to the Company shall not be considered Capital Contributions. The amount of any such advances shall be a debt of the Company to such Member and shall be payable or collectible in accordance with the terms and conditions upon which such advances are made.  No Member shall be required or, except as approved by the Manager and in accordance with the other provisions of this Agreement, permitted to loan any money or property to the Company or borrow any money or property from the Company.

ARTICLE IV

DISTRIBUTIONS

4.1           Distributions.  To the extent permitted by applicable Law and hereunder, Distributions to Members may be declared by the Manager out of Distributable Cash or other funds or property legally available therefor in such amounts and on such terms (including the payment dates of such Distributions) as the Manager shall determine using such record date as the Manager may designate; such Distributions shall be made to the Members as of the close of business on such record date on a pro rata basis in proportion to the number of Units held by each Member as of the close of business on such record date.  Promptly following the designation of a record date and the declaration of a Distribution pursuant to this Section 4.1, the Manager shall give notice to each Member of the record date, the amount and the terms of the Distribution and the payment date thereof.  Notwithstanding the provisions of this Section 4.1, the Manager, in its sole discretion, may authorize that cash be paid by the Company to Parent or any Orion Member in exchange for the redemption, repurchase or other acquisition of such Member’s Units, provided that if such non-pro rata cash payment is made to Parent, substantially simultaneously therewith, such cash shall be used to redeem, repurchase or otherwise acquire an equal number of shares of Class A Stock.

4.2           Restricted Distributions.  Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any Distribution to any Member on account of any Units if such Distribution would render the Company insolvent or otherwise violate any applicable Law.

ARTICLE V

MANAGEMENT

5.1           Authority of Manager.

(a)           Except for situations in which the approval of any Member(s) is specifically required by this Agreement, (i) all management powers over the business and affairs of the Company shall be exclusively vested in one manager (the “Manager”) that shall be Parent (or its successor) and (ii) the Manager shall conduct, direct and exercise full control over all activities of the Company. The Manager shall be the “manager” of the Company for the purposes of the Delaware Act. Except as otherwise expressly provided for herein and subject to the other provisions of this Agreement, the Members hereby consent to the exercise by the Manager of all such powers and rights conferred on the Members by the Delaware Act with respect to the management and control of the Company.  Parent may not be removed as a Manager except as provided in Section 5.4. Any Manager that is properly removed pursuant to Section 5.4 shall be replaced in the manner provided in Section 5.4.

(b)           The day-to-day business and operations of the Company shall be overseen and implemented by officers of the Company (each, an “Officer” and collectively, the “Officers”), subject to the limitations imposed by the Manager. An Officer may, but need not, be a Member. Each Officer shall be appointed by the Manager and shall hold office until his or her successor shall be duly designated and shall qualify or until his or her death or until he shall resign or shall have been removed in the manner hereinafter provided. Any one Person may hold more than one office. Subject to the other provisions in this Agreement (including in Section 5.7 below), the salaries or other compensation, if any, of the Officers of the Company shall be fixed from time to time by the Manager. The authority and responsibility of the Officers shall include, but not be limited to, such duties as the Manager may, from time to time, delegate to them and the carrying out of the Company’s business and affairs on a day-today basis.

(c)           In connection with the performance of its duties as the Manager, the Manager acknowledges that, in its capacity as Manager, it will owe to the Members (including Parent on behalf of its stockholders) the same fiduciary duties as it would owe to the stockholders of a Delaware corporation if it were a member of the board of directors of such a corporation and the Members were stockholders of such corporation.  The parties acknowledge that the Manager will take action by direction from its board of directors, and that the members of Parent’s board of directors will owe comparable fiduciary duties to the stockholders of Parent.  Parent will use all commercially reasonable and appropriate efforts and means to minimize any conflict of interest between the Members, on the one hand, and Parent’s stockholders, on the other hand, and to effectuate any transaction that involves or affects any of Parent, the Company, the Manager, the Members and/or Parent’s stockholders in a manner that does not (i) disadvantage the Members or their interests relative to those of Parent’s stockholders, (ii) disadvantage Parent’s stockholders or their interests relative to those of the Members or (iii) advantage Parent’s stockholders or their interests relative to those of the Members, or (iv) advantage the Members or their interests relative to those of Parent’s stockholders, except in each case, as would arise from the express provisions of this Agreement or as contemplated by the Equity Transfer and Acquisition Agreement. In furtherance of the foregoing, (A) Parent’s board of directors shall establish one or more committees composed entirely of independent directors with the authority to act on behalf of the board with respect to any matters relating to (i) any transaction between the Company or any of its Subsidiaries and a Related Person, (ii) the enforcement of any rights or remedies of the Company or any of its Subsidiaries under the Equity Transfer and Acquisition Agreement and the other documents contemplated thereby (including the Transaction Documents and the Employment Agreements, as defined therein), including the pursuit or defense of any claim for indemnification, and (iii) agreeing to any consent under, waiver of, or amendment to any of such agreements, and (B) Parent shall not avail itself of the “controlled company” exemption from certain corporate governance requirements under Nasdaq Rule 5615(c), even if Parent is eligible to do so.

5.2           Restriction on Authority of Manager.  So long as the Orion Members beneficially own at least 45% of the issued and outstanding shares of Parent Common Stock, the approval of Orion Members holding a majority of the Units then held by all Orion Members will be required before the Company or any of its Subsidiaries may take any of the following actions:

(a)           entering into any agreement to effect or consummate a Change of Control Transaction or a change in the Manager;

(b)           entering into any agreement to effect or consummate any merger or consolidation of the Company or any merger or consolidation of any Subsidiary of the Company, except, only for purposes of this clause (b), that (x) any Subsidiary may liquidate or dissolve or merge or consolidate into the Company in a transaction in which the Company is the surviving corporation, (y) any Subsidiary may merge into or consolidate with any other Subsidiary in a transaction in which the surviving entity is a Subsidiary and (z) any Subsidiary may merge or consolidate with another Person in a transaction in which the surviving entity is such Subsidiary;

(c)           the direct or indirect sale, transfer, lease or other disposition of property or assets (including capital stock of any Subsidiary), whether now owned or hereafter acquired, of the Company and its Subsidiaries to any Person other than the Company or its wholly-owned Subsidiaries in any one transaction or series of related transactions outside of the ordinary course of business for aggregate consideration in an amount in excess of $5,000,000;

(d)           entering into any agreement with respect to or consummating any acquisition by the Company or its Subsidiaries of any business or assets having a fair market value in excess of $5,000,000 taken as a whole, in any one transaction or series of related transactions, whether by purchase and sale, merger, consolidation, restructuring, recapitalization or otherwise;

(e)           changing the purpose of the Company, or the entering into of any materially different line of business or substantially changing the strategic business plan of the Company or its Subsidiaries from those in effect on the date hereof;

(f)           incurring any funded indebtedness (including the refinancing of any funded indebtedness) or repaying before due any funded indebtedness (other than a working capital revolving line of credit) with a fixed term in either case, in a single transaction or in two or more transactions (related or unrelated) in an aggregate amount in excess of $5,000,000 per year;

(g)           settling claims or suits in which the Company or its Subsidiaries is a party for an amount that exceeds the relevant provision in the budget by more than $5,000,000 (including any related litigation expenses) or where equitable or injunctive relief is included as part of such settlement or entering into any consent decree or similar binding order with any governmental agency;

(h)           entering into any agreement, or the modification or termination of any agreement, by the Company or any of its Subsidiaries with, or for the benefit of, any holder of Class A Stock of the Parent who beneficially owns five percent or more of the Class A Stock of the Parent or any affiliate of such a shareholder;

(i)           except as specifically set forth in this Agreement, declaring, setting aside or paying any redemption of, or distributions with respect to, membership interests, payable in cash, property or otherwise;

(j)           dissolving of the Company or any of its Subsidiaries, adopting a plan of liquidation of the Company or any of its Subsidiaries or effecting any action by the Company or any of its Subsidiaries to commence any suit, case, proceeding or other action: (x) under any existing or future law of any jurisdiction relating to bankruptcy, insolvency, reorganization or relief of debtors seeking to have an order for relief entered with respect to the Company or any of its Subsidiaries, or seeking to adjudicate the Company or any of its Subsidiaries as bankrupt or insolvent, or seeking reorganization, arrangement, adjustment winding up, liquidation, dissolution, composition or other relief with respect to the Company or any of its Subsidiaries; or (y) seeking appointment of a receiver, trustee, custodian or other similar official for the Company or any of its Subsidiaries, or for all or any material portion of the assets of the Company or any of its Subsidiaries, or making a general assignment for the benefit of the creditors of the Company or any of its Subsidiaries.

5.3           Actions of the Manager.  The Manager may act through any Person or Persons to whom authority and duties have been delegated pursuant to Section 5.6.

5.4           Resignation or Termination of the Manager.  Parent shall not, by any means, resign as, cease to be or be replaced as the Company’s Manager except in compliance with this Section 5.4.  No termination or replacement of Parent as the Company’s Manager shall be effective unless any such new Manager is also a Subsidiary of Parent (or its successor in a transaction in which Parent ceases to exist) or acting under the contractual direction and control of Parent or any such Subsidiary and proper provision is made, in compliance with this Agreement, so that the obligations of Parent, its successor (if applicable) and any new Manager and the rights of all Members under this Agreement and applicable Law remain in full force and effect.  No appointment of a Person other than Parent (or its successor) as the Company’s Manager shall be effective unless Parent (or its successor, as applicable) and the new Manager (as applicable) provide all other Members with contractual rights, directly enforceable by such other Members against Parent (or its successor, as applicable) and the new Manager (as applicable), to cause (a) Parent (or its successor) to comply with all of Parent’s obligations under this Agreement other than those that must necessarily be taken in its capacity as the Company’s Manager and (b) the new Manager to comply with all of the Manager’s obligations under this Agreement including those obligations of Parent that relate to its exercise of authority as Manager.

5.5           No Inconsistent Obligations.  The Manager represents that it does not have any contracts, other agreements, duties or obligations that are inconsistent with its duties and obligations (whether or not in its capacity as the Manager) under this Agreement and covenants that it will not enter into any contracts or other agreements or undertake or acquire any other duties or obligations that are inconsistent with such duties and obligations.

5.6           Delegation of Authority.  The Manager (a) may, from time to time, delegate to one or more Persons such authority and duties as the Manager may deem advisable, and (b) may assign titles (including, without limitation, chief executive officer, president, principal, vice president, secretary, assistant secretary, treasurer, or assistant treasurer) and delegate certain authority and duties to such Persons as the same may be amended, restated or otherwise modified from time to time. Any number of titles may be held by the same individual. The salaries or other compensation, if any, of such agents of the Company shall be fixed from time to time by the Manager, subject to the other provisions in this Agreement.

5.7           Limitation of Liability of Manager.  Except as otherwise provided herein or in an agreement entered into by such Person and the Company, neither the Manager nor any of the Manager’s Affiliates shall be liable to the Company or to any Member for any act or omission performed or omitted by the Manager in its capacity as the Manager of the Company pursuant to authority granted to the Manager by this Agreement; provided, however, that the foregoing shall not limit the duties and obligations of the Manager under the provisions of Section 5.1(c) hereof, and, except as otherwise provided herein, such limitation of liability shall not apply to the extent the act or omission was attributable to the Manager’s gross negligence, willful misconduct, knowing breach of this Agreement, or knowing violation of law. The Manager may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and shall not be responsible for any misconduct or negligence on the part of any such agent (so long as such agent was selected in good faith and with reasonable care). The Manager shall be entitled to rely upon the advice of legal counsel, independent public accountants and other experts, including financial advisors, and any act of or failure to act by the Manager in good faith reliance on such advice shall in no event subject the Manager to liability to the Company or any Member except to the extent Manager or its Affiliates received an improper personal benefit.

5.8           Investment Company Act.  The Manager shall use its best efforts to ensure that the Company shall not be subject to registration as an investment company pursuant to the Investment Company Act.

5.9           Parent Dividends and Distributions.  Except as otherwise determined by Parent with the consent of the Orion Members, Parent shall not make any dividend or other distribution on any shares of Class A Stock (other than a dividend payable entirely in shares of capital stock of Parent that is made in accordance with Section 3.2) except solely with the proceeds of distributions received by Parent in respect of Units pursuant to Section 4.1 that are paid pro rata to all holders of Units.

ARTICLE VI

RIGHTS AND OBLIGATIONS OF MEMBERS

6.1           Limitation of Liability of Members.

(a)           Except as provided in this Agreement or in the Delaware Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company and no Member (including without limitation, the Manager) shall be obligated personally for any such debts, obligation or liability solely by reason of being a Member or acting as the Manager of the Company. Except as otherwise provided in this Agreement, a Member’s liability (in its capacity as such) for Company liabilities and Losses shall be limited to the Company’s assets. Notwithstanding anything contained herein to the contrary, the failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business and affairs under this Agreement or the Delaware Act shall not be grounds for imposing personal liability on the Members for liabilities of the Company.

(b)           In accordance with the Delaware Act and the laws of the State of Delaware, a Member may, under certain circumstances, be required to return amounts previously distributed to such Member. It is the intent of the Members that no Distribution to any Member pursuant to ARTICLE IV shall be deemed a return of money or other property paid or distributed in violation of the Delaware Act. The payment of any such money or Distribution of any such property to a Member shall be deemed to be a compromise within the meaning of Section 18-502(b) of the Delaware Act, and, to the fullest extent permitted by law, any Member receiving any such money or property shall not be required to return any such money or property to the Company or any other Person. However, if any court of competent jurisdiction holds that, notwithstanding the provisions of this Agreement, any Member is obligated to make any such payment, such obligation shall be the obligation of such Member and not of any other Member.

6.2           Lack of Authority.  No Member, other than the Manager, in its capacity as such, has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any expenditure on behalf of the Company. The Members hereby consent to the exercise by the Manager of the powers conferred on them by law and this Agreement.

6.3           No Right of Partition.  No Member, other than the Manager, shall have the right to seek or obtain partition by court decree or operation of law of any Company property, or the right to own or use particular or individual assets of the Company.

6.4           Indemnification.

(a)           The Company hereby agrees to indemnify and hold harmless any Person (each an “Indemnified Person”) to the fullest extent permitted under the Delaware Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Company is providing immediately prior to such amendment), against all expenses, liabilities and losses (including attorneys’ fees, judgments, fines, excise taxes or penalties) reasonably incurred or suffered by such Person (or one or more of such Person’s Affiliates) by reason of the fact that such Person is or was a Member or is or was serving as the Manager, Officer, principal, employee or other agent of the Company or is or was serving at the request of the Company as a manager, officer, director, principal, member, employee or agent of another corporation, partnership, joint venture, limited liability company, trust or other enterprise; provided, however, that no Indemnified Person shall be indemnified for any expenses, liabilities and losses suffered that are attributable to such Indemnified Person’s or its Affiliates’ gross negligence, willful misconduct or knowing violation of law or for any present or future breaches of any representations, warranties or covenants by such Indemnified Person or its Affiliates contained herein.  Expenses, including attorneys’ fees, incurred by any such Indemnified Person in defending a proceeding shall be paid by the Company in advance of the final disposition of such proceeding, including any appeal therefrom, upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified by the Company.

(b)           The right to indemnification and the advancement of expenses conferred in this Section 6.4 shall not be exclusive of any other right which any Person may have or hereafter acquire under any statute, agreement, by-law, action by the Manager or otherwise.

(c)           Notwithstanding anything contained herein to the contrary (including in this Section 6.4), any indemnity by the Company relating to the matters covered in this Section 6.4 shall be provided out of and to the extent of Company assets only and no Member (unless such Member otherwise agrees in writing or is found in a final decision by a court of competent jurisdiction to have personal liability on account thereof) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity of the Company.

(d)           If this Section 6.4 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Indemnified Person pursuant to this Section 6.4 to the fullest extent permitted by any applicable portion of this Section 6.4 that shall not have been invalidated and to the fullest extent permitted by applicable law.

6.5           Members Right to Act.  For matters that require the approval of the Members, the Members shall act through meetings and written consents as described in paragraphs (a) and (b) below:

(a)           Except as otherwise expressly provided by this Agreement, the vote of Members (or a subset thereof) holding a majority of the Units (or a majority of the Units held by such subset), voting together as a single class, shall be the act of the Members (or subset thereof). Any Member entitled to vote at a meeting of Members or to express consent or dissent to Company action in writing without a meeting may authorize another person or persons to act for it by proxy. An electronic mail, telegram, telex, cablegram or similar transmission by the Member, or a photographic, photostatic, facsimile or similar reproduction of a writing executed by the Member shall (if stated thereon) be treated as a proxy executed in writing for purposes of this Section 6.5(a). No proxy shall be voted or acted upon after eleven (11) months from the date thereof, unless the proxy provides for a longer period. A proxy shall be revocable unless the proxy form conspicuously states that the proxy is irrevocable and that the proxy is coupled with an interest. Should a proxy designate two or more Persons to act as proxies, unless that instrument shall provide to the contrary, a majority of such Persons present at any meeting at which their powers thereunder are to be exercised shall have and may exercise all the powers of voting or giving consents thereby conferred, or, if only one be present, then such powers may be exercised by that one; or, if an even number attend and a majority do not agree on any particular issue, the Company shall not be required to recognize such proxy with respect to such issue if such proxy does not specify how the votes that are the subject of such proxy are to be voted with respect to such issue.

(b)           The actions by the Members permitted hereunder may be taken at a meeting called by the Manager or by the Members holding a majority of the Units on at least 48 hours’ prior written notice to the other Members, which notice shall state the purpose or purposes for which such meeting is being called. Actions taken by the Members at any meeting (as opposed to by written consent), however called and noticed, shall be as valid as though taken at a meeting duly held after regular call and notice if (but not until), either before, at or after the meeting, the Members as to whom it was improperly held signs a written waiver of notice or a consent to the holding of such meeting or an approval of the minutes thereof. Actions by the Members may be taken by vote of the Members at a meeting or by written consent, so long as such consent is signed by Members having not less than the minimum number of Units that would be necessary to authorize or take such action at a meeting at which all Members were present and voted. Prompt notice of the action so taken, which shall state the purpose or purposes for which such consent is required and may be delivered via email, shall be given to those Members who have not consented in writing; provided, however, that the failure to give any such notice shall not affect the validity of the action taken by such written consent. Any action taken pursuant to such written consent of the Members shall have the same force and effect as if taken by the Members at a meeting thereof.

6.6           Inspection Rights.  The Company shall permit each Member and each of its designated representatives to (i) visit and inspect any of the properties of the Company and its Subsidiaries, all at reasonable times and upon reasonable notice, (ii) examine the corporate and financial records of the Company or any of its Subsidiaries and make copies thereof or extracts therefrom, (iii) consult with the managers, officers, employees and independent accountants of the Company or any of its Subsidiaries concerning the affairs, finances and accounts of the Company or any of its Subsidiaries. The presentation of an executed copy of this Agreement by any Member to the Company’s independent accountants shall constitute the Company’s permission to its independent accountants to participate in discussions with such Persons and their respective designated representatives.

ARTICLE VII

BOOKS, RECORDS, ACCOUNTING AND REPORTS, AFFIRMATIVE COVENANTS

7.1           Records and Accounting.  The Company shall keep, or cause to be kept, appropriate books and records with respect to the Company’s business, including all books and records necessary to provide any information, lists and copies of documents required to be provided pursuant to Section 7.3 or pursuant to applicable laws. All matters concerning (a) the determination of the relative amount of Distributions among the Members pursuant to ARTICLE IV and (b) accounting procedures and determinations, and other determinations not specifically and expressly provided for by the terms of this Agreement, shall be determined by the Manager, whose determination shall be final and conclusive as to all of the Members absent manifest clerical error.

7.2           Fiscal Year.  The Fiscal Year of the Company shall end on December 31 of each year or such other date as may be established by the Manager.

7.3           Reports.  The Company shall deliver or cause to be delivered, within ninety (90) days after the end of each Fiscal Year, to each Person who was a Member at any time during such Fiscal Year, all information reasonably necessary for the preparation of such Person’s United States federal and applicable state income tax returns.

ARTICLE VIII

TAX MATTERS

8.1           Preparation of Tax Returns.  The Company shall arrange for the preparation and timely filing of all tax returns required to be filed by the Company.  Each Member shall notify the other Members upon receipt of any notice of tax examination related to the Company by federal, state or local authorities in respect of the transactions effected pursuant to the Equity Transfer and Acquisition Agreement.

8.2           Tax Elections.  The Taxable Year shall be the Fiscal Year set forth in Section 7.2. Except for those matters requiring the consent of the Members (or a subset thereof) and subject to the duties, limitations and obligations of the Manager expressly set forth hereunder, the Manager shall have the authority to cause the Company to prepare its tax returns using such permissible methods and elections as it determines in its reasonable discretion.

ARTICLE IX

RESTRICTIONS ON TRANSFER OF UNITS

9.1           Transfers by Members.  No holder of Units may Transfer any Units or any interest therein, except for Transfers (each, a “Permitted Transfer”) (a) to one or more Permitted Transferees, (b) in accordance with the provisions of Article X, (c) in the form of a pledge, hypothecation or encumbrance of Units to the extent permitted by Section 4(a)(ii) of the Registration Rights Agreement or (d) approved in writing by the Manager. Notwithstanding the foregoing, “Transfer” shall not include an event that terminates the existence of a Member for income tax purposes (including, without limitation, a change in entity classification of a Member under Treasury Regulations Section 301.7701-3, termination of a partnership pursuant to Code Section 708(b)(1)(B), a sale of assets by, or liquidation of, a Member pursuant to an election under Code Section 338, or merger, severance, or allocation within a trust or among sub-trusts of a trust that is a Member), but that does not terminate the existence of such Member under applicable state law.  In the event of any Permitted Transfer by an Orion Member, such Orion Members shall be required to also transfer the number of such Orion Member’s Class B Stock equal to the number of such Orion Member’s Units that were transferred in the transaction to such transferee.

Notwithstanding any provision of the Agreement to the contrary, Parent and its Subsidiaries shall not Transfer any of the Units acquired by them other than to Parent or one of its wholly-owned Subsidiaries.

9.2           Restricted Units Legend.  The Units have not been registered under the Securities Act and, therefore, in addition to the other restrictions on Transfer contained in this Agreement, cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is then available. To the extent such Units have been certificated, each certificate evidencing Units and each certificate issued in exchange for or upon the Transfer of any Units (if such securities remain Units as defined herein after such Transfer) shall be stamped or otherwise imprinted with a legend in substantially the following form:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ORIGINALLY ISSUED ON [                   ], AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND, EXCEPT AS PROVIDED HEREIN, MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN EXEMPTION FROM REGISTRATION THEREUNDER. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER SPECIFIED IN THE AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF THE TEMPUS GROUP HOLDINGS, LLC, AS MAY BE AMENDED AND MODIFIED FROM TIME TO TIME, AND THE TEMPUS GROUP HOLDINGS, LLC RESERVES THE RIGHT TO REFUSE THE TRANSFER OF SUCH SECURITIES UNTIL SUCH CONDITIONS HAVE BEEN FULFILLED WITH RESPECT TO ANY TRANSFER. A COPY OF SUCH CONDITIONS SHALL BE FURNISHED BY THE TEMPUS GROUP HOLDINGS, LLC TO THE HOLDER HEREOF UPON WRITTEN REQUEST AND WITHOUT CHARGE.”

The Company shall imprint such legend on certificates (if any) evidencing Units. The legend set forth above shall be removed from the certificates (if any) evidencing any units which cease to be Units in accordance with the definition thereof.

9.3           Transfer.  Prior to Transferring any Units, the Transferring holder of Units shall cause the prospective Transferee to be bound by this Agreement and any other agreements executed by the holders of Units and relating to such Units in the aggregate (collectively, the “Other Agreements”), and shall cause the prospective Transferee to execute and deliver to the Company and the other holders of Units counterparts of this Agreement and any applicable Other Agreements. Any Transfer or attempted Transfer of any Units in violation of any provision of this Agreement (including any prohibited indirect Transfers) (a) shall be void, and (b) the Company shall not record such Transfer on its books and shall only treat a purported Transferee of such Units as an Assignee thereof.

9.4           Assignee’s Rights.

(a)           The Transfer of a Unit in accordance with this Agreement shall be effective as of the date of its assignment (assuming compliance with all of the conditions to such Transfer set forth herein), and such Transfer shall be shown on the books and records of the Company.  Distributions made before the effective date of such Transfer shall be paid to the transferor, and Distributions made after such date shall be paid to the Assignee.

(b)           Unless and until an Assignee becomes a Member pursuant to ARTICLE XI, the Assignee shall not be entitled to any of the rights granted to a Member hereunder or under applicable law, other than the rights granted specifically to Assignees pursuant to this Agreement; provided, however, that, without relieving the transferring Member from any such limitations or obligations as more fully described in Section 9.5, such Assignee shall be bound by any limitations and obligations of a Member contained herein that a Member would be bound on account of the Assignee’s membership interest in the Company (including the obligation to make Capital Contributions on account of such membership interest).

9.5           Assignor’s Rights and Obligations.  Any Member who shall Transfer any Units in a manner in accordance with this Agreement shall cease to be a Member with respect to such Units and shall no longer have any rights or privileges of a Member with respect to such Units (it being understood, however, that the applicable provisions of Sections 6.1 and 6.4 shall continue to inure to such Person’s benefit), or any duties, liabilities or obligations, of a Member with respect to such Units, except that unless and until the Assignee (if not already a Member) is admitted as a Substituted Member in accordance with the provisions of ARTICLE XI (the “Admission Date”), such assigning Member shall retain all of the duties, liabilities and obligations of a Member with respect to such Units, and nothing contained herein shall relieve any Member who Transfers any Units from any liability of such Member to the Company with respect to such Units that may exist on the Admission Date or that is otherwise specified in the Delaware Act or for any liability to the Company or any other Person for any materially false statement made by such Member (in its capacity as such) or for any present or future breaches of any representations, warranties or covenants by such Member (in its capacity as such) contained herein or in any other agreement with the Company.

9.6           Overriding Provisions.

(a)           Any Transfer in violation of this ARTICLE IX shall be null and void ab initio, and the provisions of Sections 9.4 and 9.5 shall not apply to any such Transfers. For the avoidance of doubt, any Person to whom a Transfer is made or attempted in violation of this ARTICLE IX shall not become a Member, shall not be entitled to vote on any matters coming before the Members and shall not have any other rights in or with respect to any rights of a Member of the Company. The approval of any Transfer in any one or more instances shall not limit or waive the requirement for such approval in any other or future instance. The Manager shall promptly amend the Schedule of Members to reflect any Permitted Transfer pursuant to this ARTICLE IX.

(b)           Notwithstanding anything else contained herein to the contrary (including, for the avoidance of doubt, the provisions of Section 9.1 and ARTICLE XI), in no event shall any Member Transfer (excluding for purposes of this Section 9.6 an exchange or other transaction provided in Article X hereof) any Units to the extent such Transfer would:

(i)           result in the violation of the Securities Act, or any other applicable federal, state or foreign laws;

(ii)          cause an assignment under the Investment Company Act;

(iii)         be a violation of or a default (or an event that, with notice or the lapse of time or both, would constitute a default) under, or result in an acceleration of any indebtedness under, any note, mortgage, loan agreement or similar instrument or document to which the Company or the Manager is a party;  or

(iv)         be a Transfer to a Person who is not legally competent or who has not achieved his or her majority under applicable Law (excluding trusts for the benefit of minors).

ARTICLE X

REDEMPTION AND EXCHANGE RIGHTS

10.1          Exchange of Units.

(a)           Subject to adjustment as provided in Section 10.1(d) and subject to Parent’s rights described in Section 10.1(g), each of the Members shall be entitled to exchange with Parent at any time and from time to time, any or all of such Member’s Units (and an equal number of shares of Class B Stock), as follows: one Unit (and one share of Class B Stock) will be exchangeable for one share of Class A Stock.  Each such exchange shall be treated for federal income tax purposes as a sale of the exchanging Member’s Units and Class B Stock to Parent in exchange for Class A Stock.

(b)           In order to exercise the exchange right under Section 10.1(a), the exchanging Member shall present and surrender the certificate or certificates representing such Units (if certificated) during usual business hours at the principal executive office of Parent accompanied by written notice (the “Exchange Notice”) to Parent and (if there is one) the Transfer Agent stating that the exchanging Member elects to exchange with Parent a stated number of Units represented, if applicable, by such certificate or certificates, to the extent specified in such notice, and (if the Class A Stock to be received is to be issued other than in the name of the exchanging Member) specifying the name(s) of the Person(s) in whose name or on whose order the Class A Stock is to be issued.

(c)           If required by Parent, any certificate for Units (if certificated) surrendered for exchange with Parent shall be accompanied by instruments of transfer, in form reasonably satisfactory to Parent, duly executed by the holder of such Units or such holder’s duly authorized representative.  As promptly as practicable after the receipt of such notice and the surrender to the Transfer Agent (or Parent if no Transfer Agent exists) of the certificate or certificates, if any, representing such Units and shares of Class B Stock (but in any event by the Exchange Date, as defined below), Parent shall issue and deliver at such office to such holder, or on such holder’s written order, a certificate or certificates, if applicable, for the number of full shares of Class A Stock issuable upon such exchange.  Each exchange of Units and shares of Class B Stock shall be deemed to have been effected on (i) the Business Day after the date on which the Exchange Notice shall have been received by Parent or the Transfer Agent, as applicable (subject to receipt by Parent or the Transfer Agent, as applicable, within three (3) Business Days thereafter of any required instruments of transfer as aforesaid) or (ii) such later date specified in or pursuant to the Exchange Notice (such date identified in clause (i) or (ii), as applicable, the “Exchange Date”), and the Person or Persons in whose name or names any certificate or certificates for shares of Class A Stock (which certificates shall bear any legends as may be required in accordance with applicable Law) shall be issuable upon such exchange as aforesaid shall be deemed to have become, on the Exchange Date, the holder or holders of record of the shares represented thereby.  Notwithstanding anything herein to the contrary, any Member giving notice under Section 10.1(b) may withdraw or amend such exchange request, in whole or in part, prior to the effectiveness of the exchange, at any time prior to 5:00 p.m., New York City time, on the Business Day immediately preceding the Exchange Date (or any such later time as may be required by applicable Law) by delivery of a written notice of withdrawal to Parent or the Transfer Agent, specifying (1) the certificate numbers of the withdrawn Units and shares of Class B Stock, (2) if any, the number of Units and shares of Class B Stock as to which the Exchange Notice remains in effect and (3) if the holder so determines, a new Exchange Date or any other new or revised information permitted in an Exchange Notice.  An Exchange Notice may specify that the exchange is to be contingent (including as to timing) upon the consummation of a purchase by another Person (whether in a tender or exchange offer, an underwritten offering or otherwise) of shares of the Class A Stock into which the Units and shares of Class B Stock are exchangeable, or contingent (including as to timing) upon the closing of an announced merger, consolidation or other transaction or event in which the Class A Stock would be exchanged or converted or become exchangeable for or convertible into cash or other securities or property or upon the closing or occurrence of any other event, in which case the exchange shall be consummated immediately prior to and contingent upon such closing or occurrence.

(d)           In the event one class or series of Parent Common Stock (the “Existing Securities”) is converted into another class or series of Parent Common Stock (the “New Securities”), then a Member otherwise entitled to receive Existing Securities upon exchange shall instead be entitled to receive on exchange the amount of the New Securities that such Member would have received if the exchange of Units and shares of Class B Stock had occurred immediately before the effective date of such event and the Existing Securities received by such Member had been converted into the New Securities.  No adjustments in respect of dividends or distributions on any Unit will be made on the exchange of any Unit, but if the Exchange Date with respect to a Unit occurs after the record date or date of entitlement pursuant to this Agreement for the payment of a dividend or other distribution on Units but before the date of the payment, then the registered Member holding the Unit at the close of business on the record date or such other date of entitlement will be entitled to receive the dividend or other distribution payable on the Unit on the payment date (without duplication of any other distribution to which such holder may be entitled) notwithstanding the exchange of the Unit or the default in payment of the dividend or distribution due on the Exchange Date

(e)           Parent shall at all times reserve and keep available out of its authorized but unissued Equity Securities, solely for the purpose of issuance upon exchange of Units, such number of shares of Class A Stock that shall be issuable upon the exchange of all such outstanding Units; provided that nothing contained herein shall be construed to preclude Parent from satisfying its obligations in respect of the exchange of the Units for shares of Class A Stock by delivery of purchased shares of Class A Stock which are held in the treasury of Parent.  Parent covenants that all shares of Class A Stock that shall be issued upon exchange of Units shall, upon issuance thereof, be validly issued, fully paid and non-assessable and free and clear of any lien or encumbrance (other than those arising under applicable securities laws

(f)           The issuance of Class A Stock upon exchange of Units shall be made without charge to the exchanging Members for any stamp or other similar tax in respect of such issuance; provided, however, that if any such shares are to be issued in a name other than that of the exchanging Member, then the Person or Persons requesting the issuance thereof shall pay to Parent the amount of any tax that may be payable in respect of any transfer involved in such issuance or shall establish to the satisfaction of the Manager that such tax has been paid or is not payable.

(g)           Notwithstanding anything to the contrary in this Section 10.1, but subject to Section 10.1(h), an exchanging Member may, in lieu of exchanging Units for Class A Stock, offer to sell all or a portion of such Member’s Units and Class B Stock as described in any particular Exchange Notice for the Cash Amount.  Upon the delivery of an Exchange Notice that includes an offer to sell for the Cash Amount, the Company shall have the option, exercisable in its sole and absolute discretion by delivery of a written notice (a “Cash Redemption Notice”), to elect to purchase for the Cash Amount all or a portion of the Units so offered.  Parent may, it is sole and absolute discretion, deliver written notice (a “Cash Election Notice”) in accordance with, and subject to the terms of, this Section 10.1(g), to elect to purchase for the Cash Amount all of such offered Units and shares of Class B Stock described in the Exchange Notice that the Company has not elected to purchase pursuant to a Cash Redemption Notice.  The Company and/or Parent shall each pay to the exchanging Member the portion of the Cash Amount (in immediately available funds) allocable to the Units to be purchased by it, whereupon the Company and/or Parent shall acquire the Units and Class B Stock offered for exchange by the exchanging Member and the Company and/or Parent shall be treated for all purposes of this Agreement as the owner of the number of such Units allocable to the portion of the Cash Amount paid by it.  For the avoidance of doubt, the Company shall not have an option to deliver a Cash Redemption Notice and Parent may not deliver a Cash Election Notice or otherwise elect to purchase the Units that are the subject of an Exchange Notice for the Cash Amount without such exchanging Member’s consent.  Any Class A Stock delivered to the exchanging Member in connection with such exchange shall comply with the provisions of Sections 10.1(e) and (f) above.  Notwithstanding the foregoing, any acquisition by Parent of Units and shares of Class B Stock that would otherwise be exchanged for shares of Class A Stock in connection with and sold in a Parent Offer shall be for the same amount and type of consideration that the Member would have received in such Parent Offer.  For purposes of this Section 10.1, “Cash Amount” means (A) only if the Exchange Notice for the relevant exchange provides that the exchange is to be contingent upon the consummation of a purchase by another Person (whether in a tender or exchange offer, underwritten offering or otherwise) of shares of the Class A Stock, the amount and type of cash or other property (or combination of types of property) to which the exchanging Member would be entitled to receive in such purchase; or (B) otherwise, the amount of cash per share of Class A Stock equal to the Volume Weighted Average Price of such share of Class A Stock on the date that the Exchange Notice is delivered to the Company.  Parent may only pay the Cash Amount from (i) proceeds of offerings of a number of shares of Class A Stock equal to the number of Units covered by such Exchange Notice or (ii) Distributions under Section 4.1.

(h)           Notwithstanding any other provision of this Agreement, if a Disposition Event is approved and consummated in accordance with applicable Law, at the request of the Company (or following such Disposition Event, its successor) or Parent (or following such Disposition Event, its successor), each Member shall be required to exchange with Parent, at any time and from time to time after, or simultaneously with, the consummation of such Disposition Event, all of such Member’s Units and shares of Class B Stock as provided herein; provided that, in the event of a Disposition Event intended to qualify as a reorganization within the meaning of Section 368(a) of the Code or as a transfer described in Section 351(a) or Section 721 of the Code the Members shall not be required to exchange their Units and shares of Class B Stock in connection with such Disposition Event unless the holders (other than Parent and its Subsidiaries) of Units are permitted to exchange their Units in a transaction that is expected to permit such exchange without current recognition of gain in excess of gain that would be recognized if their Units had been previously exchanged for Class A stock in a non-taxable transaction, based on a “should” or “will” level opinion from independent tax counsel of recognized standing and expertise. For the avoidance of doubt in connection with a Disposition Event, in no event shall the holders (other than Parent and its Subsidiaries) of Units be entitled to receive aggregate consideration for each Unit that is greater or less than the consideration payable in respect of each share of Class A Stock.

(i)           No exchange pursuant to this Section 10.1 shall impair the right of the exchanging Member to receive any Distributions payable on the Units so exchanged in respect of a record date or other date of entitlement pursuant to this Agreement that occurs prior to the Exchange Date for such exchange.  For the avoidance of doubt, no exchanging Member shall be entitled to receive both Distributions on Units exchanged by such Member and distributions on Parent Common Stock received by such Member in such exchange, in respect of a single record date.

10.2          Tender Offers and Other Events with Respect to Parent.  In the event that a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to Class A Stock (a “Parent Offer”) is proposed by Parent or is proposed to Parent or its stockholders and approved by the board of directors of Parent or is otherwise effected or to be effected with the consent or approval of the board of directors of Parent, the holders (other than Parent) of Units and shares of Class B Stock shall be permitted to participate in such Parent Offer by delivery of a contingent Exchange Notice in accordance with the last sentence of Section 10.1(c).  Without limiting the foregoing, Parent will use its reasonable best efforts expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit the holders (other than Parent and its Subsidiaries) of Units and shares of Class B Stock to participate in such Parent Offer to the same extent or on an economically equivalent basis as the holders of shares of Class A Stock without discrimination; provided that, without limiting the generality of this sentence, Parent will use its reasonable best efforts expeditiously and in good faith to permit such holders of Units to participate (at their option) in each such Parent Offer (or, if so required, to cause any exchange of Units in connection therewith to be effective only upon, and conditioned upon, the closing of such Parent Offer and, only to the extent necessary, to require the tender or deposit Units and shares of Class B Stock pursuant to a Parent Offer in accordance with the last sentence of Section 10.1(c), or, as applicable, to the extent necessary to exchange the number of Units being repurchased).  Nothing in this Section 10.2 shall affect the ability of the parties to effect a purchase of Units by Parent as provided in Section 10.1(g), upon the closing of such Parent Offer for the amount per share and type of cash or other property as is paid for the Class A Stock in a Parent Offer.  For the avoidance of doubt, in no event shall the holders (other than Parent and its Subsidiaries) of Units and shares of Class B Stock be entitled to receive in such Parent Offer aggregate consideration for each Unit and corresponding share of Class B Stock that is greater or less than the consideration payable in respect of each share of Class A Stock in connection with a Parent Offer.

ARTICLE XI

ADMISSION OF MEMBERS

11.1          Substituted Members.  Subject to the provisions of ARTICLE IX hereof, in connection with the Permitted Transfer of a Unit hereunder, the transferee shall become a substituted Member (“Substituted Member”) on the effective date of such Transfer, which effective date shall not be earlier than the date of compliance with the conditions to such Transfer, and such admission shall be shown on the books and records of the Company.

11.2          Additional Members.  Subject to the provisions of ARTICLE IX hereof, a Person may be admitted to the Company as an additional Member (“Additional Member”) only upon furnishing to the Manager (a) counterparts of this Agreement and any applicable Other Agreements and (b) such other documents or instruments as may be reasonably necessary or appropriate to effect such Person’s admission as a Member. Such admission shall become effective on the date on which that such condition has been satisfied.

ARTICLE XII

WITHDRAWAL AND RESIGNATION OF MEMBERS

12.1          Withdrawal and Resignation of Members.  No Member shall have the power or right to withdraw or otherwise resign as a Member from the Company prior to the dissolution and winding up of the Company pursuant to this ARTICLE XII. Any Member, however, that attempts to withdraw or otherwise resign as a Member from the Company without the prior written consent of the Manager upon or following the dissolution and winding up of the Company pursuant to this ARTICLE XII, but prior to such Member receiving the full amount of Distributions from the Company to which such Member is entitled pursuant to this ARTICLE XII shall be liable to the Company for all damages (including all lost profits and special, indirect and consequential damages) directly or indirectly caused by the withdrawal or resignation of such Member. Upon a Transfer of all of a Member’s Units in a Transfer permitted by this Agreement, subject to the provisions of Section 9.5, such Member shall cease to be a Member.

ARTICLE XIII

DISSOLUTION AND LIQUIDATION

13.1          Dissolution.  The Company shall not be dissolved by the admission of Additional Members or Substituted Members or the attempted withdrawal or resignation of a Member. The Company shall dissolve, and its affairs shall be wound up, upon:

(a)           the unanimous decision of the Members that then hold Units to dissolve the Company; or

(b)           the entry of a decree of judicial dissolution of the Company under Section 35-5 of the Delaware Act or an administrative dissolution under Section 18-802 of the Delaware Act. Except as otherwise set forth in this ARTICLE XIII, the Company is intended to have perpetual existence. An Event of Withdrawal shall not cause a dissolution of the Company and the Company shall continue in existence subject to the terms and conditions of this Agreement.

13.2          Liquidation and Termination.  On dissolution of the Company, the Manager shall act as liquidator or may appoint one or more Persons as liquidator. The liquidators shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Delaware Act. The costs of liquidation shall be borne as a Company expense. Until final distribution, the liquidators shall continue to operate the Company properties with all of the power and authority of the Manager. The steps to be accomplished by the liquidators are as follows:

(a)           as promptly as possible after dissolution and again after final liquidation, the liquidators shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company’s assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable;

(b)           the liquidators shall cause the notice described in the Delaware Act to be mailed to each known creditor of and claimant against the Company in the manner described thereunder;

(c)           the liquidators shall pay, satisfy or discharge from Company funds, or otherwise make adequate provision for payment and discharge thereof (including, without limitation, the establishment of a cash fund for contingent liabilities in such amount and for such term as the liquidators may reasonably determine): first, all expenses incurred in liquidation; and second, all of the debts, liabilities and obligations of the Company; and

(d)           all remaining assets of the Company shall be distributed to the Members in accordance with Section 4.1 by the end of the Taxable Year during which the liquidation of the Company occurs (or, if later, by ninety (90) days after the date of the liquidation).

13.3          Deferment; Distribution in Kind.  Notwithstanding the provisions of Section 13.2, but subject to the order of priorities set forth therein, if upon dissolution of the Company the liquidators determine that an immediate sale of part or all of the Company’s assets would be impractical or would cause undue loss (or would otherwise not be beneficial) to the Members, the liquidators may, in their sole discretion, defer for a reasonable time the liquidation of any assets except those necessary to satisfy Company liabilities (other than loans to the Company by Members) and reserves. Subject to the order of priorities set forth in Section 13.2, the liquidators may, in their sole discretion, distribute to the Members, in lieu of cash, either (a) all or any portion of such remaining Company assets in-kind in accordance with the provisions of Section 13.2(d), (b) as tenants in common and in accordance with the provisions of Section 13.2(d), undivided interests in all or any portion of such Company assets or (c) a combination of the foregoing. Any such Distributions in kind shall be subject to (a) such conditions relating to the disposition and management of such assets as the liquidators deem reasonable and equitable and (b) the terms and conditions of any agreements governing such assets (or the operation thereof or the holders thereof) at such time.

13.4          Cancellation of Certificate.  On completion of the distribution of Company assets as provided herein, the Company is terminated (and the Company shall not be terminated prior to such time), and the Manager (or such other Person or Persons as the Delaware Act may require or permit) shall file a certificate of cancellation with the Secretary of State of Delaware, cancel any other filings made pursuant to this Agreement that are or should be canceled and take such other actions as may be necessary to terminate the Company. The Company shall be deemed to continue in existence for all purposes of this Agreement until it is terminated pursuant to this Section 13.4.

13.5          Reasonable Time for Winding Up.  A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets pursuant to Sections 13.2 and 13.3 in order to minimize any losses otherwise attendant upon such winding up.

13.6          Return of Capital.  The liquidators shall not be personally liable for the return of Capital Contributions or any portion thereof to the Members (it being understood that any such return shall be made solely from Company assets).

ARTICLE XIV

[INTENTIONALLY OMITTED]

ARTICLE XV

GENERAL PROVISIONS

15.1          Confidentiality.  The Manager and each of the Members agree to hold the Company’s Confidential Information in confidence and may not use such information except in furtherance of the business of the Company or as otherwise authorized separately in writing by the Manager. “Confidential Information” as used herein includes, but is not limited to, ideas, financial product structuring, business strategies, innovations and materials, all aspects of the Company’s business plan, proposed operation and products, corporate structure, financial and organizational information, analyses, proposed partners, software code and system and product designs, employees and their identities, equity ownership, the methods and means by which the Company plans to conduct its business, all trade secrets, trademarks, tradenames and all intellectual property associated with the Company’s business. With respect to the  Manager and each Member, Confidential Information does not include information or material that: (a) is rightfully in the possession of the Manager or such Member at the time of disclosure by the Company; (b) becomes part of public knowledge, not as a result of any action or inaction of the Manager or such Member, respectively, in violation of this Agreement; (c) is approved for release by written authorization of the CEO of the Company; (d) is disclosed to the Manager or such Member or their representatives by a third party not, to the knowledge of the Manager or such Member, respectively, in violation of any obligation of confidentiality owed to the Company with respect to such information; (e) is or becomes independently developed by the Manager or such Member or their respective representatives without use or reference to the Confidential Information; or (f) as is required to be disclosed by order of a Governmental Entity, or by subpoena, summons or legal process, or by Law (provided that, to the extent permitted by Law, any Member required to make such disclosure shall provide to the Manager prompt notice of such disclosure).

15.2          Amendments.  Subject to the following sentence, this Agreement may be amended or modified only in writing signed by both the Manager and the Members holding a majority of the Units. Notwithstanding the foregoing, (A) no amendment or modification to any of the terms and conditions of this Agreement which terms and conditions expressly require the approval or action of certain Persons (or a requisite number or specified percentage thereof) may be made without obtaining the consent of the requisite number or specified percentage of such Persons who are entitled to approve or take action on such matter and (B) without the consent of each Member affected thereby, no amendment shall:

(i)           modify the limited liability of any Member, or increase the liabilities or obligations of any Member;

(ii)          alter or change any rights, preferences, privileges, duties, liabilities or obligations relative to any Units (other than immaterial changes) in a manner that is different or prejudicial relative to those of any other Units; or

(iii)         alter or change (A) any rights of holders of Units under Section 10.1 or Section 10.2, or (B) the terms of Section 3.2, in each case without the prior approval of Members holding a majority the Units held by Members other than Parent and their Subsidiaries.

Notwithstanding the foregoing provisions of this Section 15.2, (i) the Manager, acting alone, may amend this Agreement, including Schedule I, to reflect the admission of new Members, Transfers of Units and the issuance of additional Units or Equity Securities, each as provided by the terms of this Agreement, and, subject to Section 10.1(a), subdivisions or combinations of Units made in compliance with the terms of this Agreement, and (ii) any amendment that adversely affects the right, preferences, privileges, duties, liabilities or obligations of a group or class of the Members relative to any other Members will require the consent of a majority in interest of the Members so affected.

No waiver of any provision or default under, nor consent to any exception to, the terms of this Agreement or any agreement contemplated hereby shall be effective unless in writing and signed by the party to be bound and then only to the specific purpose, extent and instance so provided.

15.3          Title to Company Assets.  Company assets shall be deemed to be owned by the Company as an entity, and no Member, individually or collectively, shall have any ownership interest in such Company assets or any portion thereof. The Company shall hold title to all of its property in the name of the Company and not in the name of any Member. All Company assets shall be recorded as the property of the Company on its books and records, irrespective of the name in which legal title to such Company assets is held. The Company’s credit and assets shall be used solely for the benefit of the Company, and no asset of the Company shall be transferred or encumbered for, or in payment of, any individual obligation of any Member.

15.4          Addresses and Notices.  Any notice provided for in this Agreement will be in writing and will be either personally delivered, or received by certified mail, return receipt requested, or sent by reputable overnight courier service (charges prepaid) to the address set forth below, or at such address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party. Notices will be deemed to have been given hereunder when delivered personally or sent by telecopier (provided confirmation of transmission is received), three (3) days after deposit in the U.S. mail and one (1) day after deposit with a reputable overnight courier service. The Company’s address is:

To the Company or Parent:

The Tempus Group Holdings, LLC
133 Waller Mill Road, Suite 400
Williamsburg, VA  23185
Attn:	Scott Terry and Jack Gulbin
Telephone:	(757) 243-8164
Facsimile:	(757) 969-6168
E-mail:	sterry@tempusjets.com jgulbin@tempusjets.com

with a copy (which copy shall not constitute notice) to:

Morrison & Foerster LLP
1650 Tysons Boulevard, Suite 400
McLean, Virginia  22102

Attention:	Charles W. Katz, Esq.
Lawrence T. Yanowitch, Esq.
Telephone:	(703) 760-7318
Facsimile:	(703) 760-7777
E-mail:	ckatz@mofo.com
lyanowitch@mofo.com

To the Orion Members:

at the applicable address for such Member as set forth in the Company’s records with a copy (which copy shall not constitute notice) to:

Alston & Bird LLP
101 S. Tryon Street, Suite 4000
Charlotte, NC  28280
Attention:	Gary C. Ivey, Esq.
T. Scott Kummer, Esq.
Telephone:	(704) 444-1000
Facsimile:	(704) 444-1111
E-mail:	gary.ivey@alston.com
scott.kummer@alston.com

15.5          Binding Effect.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

15.6          Creditors.  None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company or any of its Affiliates, and no creditor who makes a loan to the Company or any of its Affiliates may have or acquire (except pursuant to the terms of a separate agreement executed by the Company in favor of such creditor) at any time as a result of making the loan any direct or indirect interest in Company Distributions, capital or property other than as a secured creditor.

15.7          Waiver.  No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

15.8          Counterparts.  This Agreement may be executed in separate counterparts, each of which will be an original and all of which together shall constitute one and the same agreement binding on all the parties hereto.

15.9          Applicable Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Any dispute relating hereto shall be heard in the state or federal courts of the State of Delaware, and the parties agree to jurisdiction and venue therein.

15.10        Severability.  Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

15.11        Further Action.  The parties shall execute and deliver all documents, provide all information and take or refrain from taking such actions as may be necessary or appropriate to achieve the purposes of this Agreement.

15.12        Delivery by Electronic Transmission.  This Agreement and any signed agreement or instrument entered into in connection with this Agreement or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by means of an electronic transmission, including by a facsimile machine or via email, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of electronic transmission by a facsimile machine or via email to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through such electronic transmission as a defense to the formation of a contract and each such party forever waives any such defense.

15.13        Right of Offset.  Whenever the Company is to pay any sum to a Member, any amounts that such Member owes to the Company or any of its Subsidiaries as previously determined pursuant to a final judgment by a court of competent jurisdiction not otherwise subject to appeal may be deducted from that sum before payment.

15.14        Entire Agreement.  This Agreement, those documents expressly referred to herein (including the Equity Transfer and Acquisition Agreement and the other documents contemplated thereby) embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

15.15        Remedies.  Each Member shall have all rights and remedies set forth in this Agreement and all rights and remedies which such Person has been granted at any time under any other agreement or contract and all of the rights which such Person has under any law. Any Person having any rights under any provision of this Agreement or any other agreements contemplated hereby shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law.

15.16        Descriptive Headings; Interpretation.  The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. The use of the word “including” in this Agreement shall be by way of example rather than by limitation. Reference to any agreement, document or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and if applicable hereof. Without limiting the generality of the immediately preceding sentence, no amendment or other modification to any agreement, document or instrument that requires the consent of any Person pursuant to the terms of this Agreement or any other agreement will be given effect hereunder unless such Person has consented in writing to such amendment or modification. Wherever required by the context, references to a Fiscal Year shall refer to a portion thereof. The use of the words “or,” “either” and “any” shall not be exclusive. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Agreement as of the date first written above.

COMPANY:

THE TEMPUS GROUP HOLDINGS, LLC

By:
Name:
Title:

MEMBERS:

THE TEMPUS GROUP, INC.

By:
Name:
Title:

Benjamin Scott Terry

John G. Gulbin III

Joshua Paul Allen

JGG 2011 IRREVOCABLE TRUST

By:
Name:	John G. Gulbin III
Title:	Family Trustee

BST 2011 IRREVOCABLE TRUST

By:
Name:	Benjamin Scott Terry
Title:	Family Trustee

EARLY VENTURES, LLC

By:
Name:
Title:

SCHEDULE I

Schedule of Members

Member	Units

EXHIBIT D

FORM OF RESTRUCTURING AGREEMENT

Restructuring Agreement

dated as of July 15, 2014

By and Among

Jackson River Aviation, LLC,

Early Ventures, LLC,

Orion Air Group Holdings, LLC,

Jet Stream Capital LLC,

Benjamin Scott Terry,

BST 2011 Irrevocable Trust,

JGG 2011 Irrevocable Trust,

Joshua Paul Allen,

John G. Gulbin III and

Tempus Intermediate Holdings, LLC

Restructuring Agreement

This Restructuring Agreement, dated as of July 15, 2014 (the “Restructuring Agreement”), is made by and among Jackson River Aviation, LLC, a Nevada limited liability company (“JR”), Orion Air Group Holdings, LLC, a Nevada limited liability company (“OAH”), Jet Stream Capital LLC, a Connecticut limited liability company (“JSC”), Early Ventures, LLC, a South Carolina limited liability company (“EV”), Benjamin Scott Terry, an individual residing in the state of Virginia (“BST”), John G. Gulbin, III, an individual residing in the state of Connecticut (“JGG”), the BST 2011 Irrevocable Trust (“BSTTrust”), the JGG 2011 Irrevocable Trust (“JGGTrust”), Joshua Paul Allen, an individual residing in the state of Arizona (“JPA”, and, together with JSC, EV, BST, JGG, BSTTrust, and JGGTrust, the “Members”) and Tempus Intermediate Holdings, LLC, a Delaware limited liability company (“Holdco”).  Terms not defined herein have the meaning set forth in that certain Equity Transfer and Acquisition Agreement, dated as of the date hereof (the “Purchase Agreement”), by and among The Tempus Group Holdings, LLC (“Buyer”), Chart Acquisition Corp. (“Parent”), Holdco, the Members and the Warrant Offerors party thereto (as defined in the Purchase Agreement).

Whereas, JR, OAH, JSC and the Members own, directly or indirectly, all of the issued and outstanding membership interests of (i) JRA Flight Solutions, LLC, d/b/a AeroFlight Solutions (“AFS”), (ii) Tempus Marketing and Media, LLC (“TMM”), (iii) Tempus Aerospace, LLC (“TAero”), (iv) Tempus Flight Solutions, LLC (“TFS”), (v) Tempus Jet Centers, LLC (“TJC”), (vi) Tempus Jet Centers II, LLC (“TJC2”), (vii) Tempus Jet Centers III, LLC (“TJC3”) and (viii) Tempus Aircraft Sales & Service, LLC (“TASS”, and, collectively, the “Companies” and each a “Company”) (the membership interests of the Companies held by Holdco are collectively referred to herein as the “Contributed Interests”).

Now, Therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained and the other transaction documents, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows.

Artical I

Restructuring Transactions

1.1           Contributions.  Each of the parties hereto hereby acknowledges and agrees that, effective at and as of 11:59 PM on the second (2nd) Business Day following receipt of the consents and approvals of third parties (including lenders) set forth on Schedule 1.1 (the “Effective Time”):

(a)           Tempus Jet Centers Contribution.  BST shall contribute the BST-TJC Interests as set forth on Exhibit A hereto to Holdco pursuant to the Contribution Agreement attached hereto as Exhibit C, and JSC shall contribute the JSC-TJC Interests set forth on Exhibit A hereto to Holdco hereto pursuant to the Contribution Agreement attached hereto as Exhibit D, such that each of TJC, TJC2 and TJC3 become a wholly owned subsidiary of Holdco.

(b)           Tempus Aerospace Contribution.  JSC shall contribute the JSC-TA Interests set forth on Exhibit A hereto to Holdco pursuant to the Contribution Agreement attached hereto as Exhibit D, and JR shall contribute the JR-TA Interests set forth on Exhibit A hereto to Holdco pursuant to the Contribution Agreement attached hereto as Exhibit E, such that TAero becomes a wholly owned subsidiary of Holdco.

(c)           JRA Flight Solutions and TMM Contribution.  (i) JR shall contribute the JR Interests as set forth on Exhibit A hereto to Holdco pursuant to the Contribution Agreement attached hereto as Exhibit E and (ii) EV hereby shall contribute the EV Interests set forth on Exhibit A hereto to Holdco pursuant to the Contribution Agreement attached hereto as Exhibit F, such that each of AFS and TMM become a wholly owned subsidiary of Holdco.

(d)           Tempus Aircraft Sales and Service Contribution.  JGGTrust shall contribute the JGGTrust Interests set forth on Exhibit A hereto to Holdco pursuant to the Contribution Agreement attached hereto as Exhibit G, and BSTTrust shall contribute the BSTTrust Interests set forth on Exhibit A hereto to Holdco pursuant to the Contribution Agreement attached hereto as Exhibit H, such that TASS becomes a wholly owned subsidiary of Holdco.

(e)           Tempus Flight Solutions Contribution.  OAH shall contribute the OAH Interests set forth on Exhibit A hereto to Holdco pursuant to the Contribution Agreement attached hereto as Exhibit I, and JPA shall contribute the JPA Interests set forth on Exhibit A hereto to Holdco pursuant to the Contribution Agreement attached hereto as Exhibit J, such that TFS becomes a wholly owned subsidiary of Holdco.

1.2           Distributions. Each of the parties hereto hereby acknowledges and agrees that:

(a)           OAH Distribution.  Immediately following the consummation of the transactions set forth in Section 1.1 above, OAH will own 11,732 issued and outstanding Units (as defined in the LLC Agreement, “Units”) of Holdco (the “OAH Holdco Units”) and shall, effective immediately following the consummation of the transactions contemplated by Section 1.1, distribute (i) 50% of the OAH Holdco Units to BST and (ii) 50% of the OAH Holdco Units to JSC pursuant to the Distribution Agreement attached hereto as Exhibit K, such that OAH will cease to own any OAH Holdco Units.

(b)           JSC Distribution.  Immediately following the consummation of the transactions set forth in Section 1.1 and 1.2(a) above, JSC will own 420,009 Units in Holdco (the “JSC Holdco Units”) and shall, effective immediately following the consummation of the transactions contemplated by Section 1.2(a), distribute 100% of the JSC Holdco Units to JGG pursuant to the Distribution Agreement attached hereto as Exhibit L, such that JSC will cease to own any JSC Holdco Units (or, for the avoidance of doubt, any OAH Holdco Units).

(c)           JR Distribution.  Immediately following the consummation of the transactions set forth in Section 1.1 above, JR will own 306,430 Units in Holdco (the “JR Holdco Units”) and shall, effective immediately following the consummation of the transactions contemplated by Section 1.2(b), distribute 100% of the JR Holdco Units to BST pursuant to the Distribution Agreement attached hereto as Exhibit M, such that JR will cease to own any JR Holdco Units.

1.3           Capitalization of Holdco.  The undersigned parties to this Restructuring Agreement hereby acknowledge and agree that:

(a)           The Units of Holdco issued and outstanding immediately prior to the Effective Time shall, automatically by virtue of the actions set forth in Sections 1.1 and 1.2 and without any action of the part of the holder thereof, be cancelled and retired and shall cease to exist without payment of any consideration therefor.

(b)           Immediately following the actions set forth in Sections 1.1 and 1.2, the issued and outstanding Units of Holdco will be held by the Persons set forth on Exhibit B, with each such Person holding the Units in Holdco set forth opposite such Person’s name on Exhibit B, and each such Person shall be admitted as a member of Holdco.  By executing and delivering this Restructuring Agreement, each such Person agrees to and accepts all of the terms and conditions of the Limited Liability Company Agreement of Holdco (the “LLC Agreement”) attached hereto as Exhibit N and shall be deemed to have executed and delivered a counterpart signature page to the LLC Agreement.

1.4           Following the completion of the actions set forth in Sections 1.1 and 1.2 above, Holdco will cause each Company to adopt a Limited Liability Company Agreement substantially in the form attached hereto as Exhibit O.

1.5           Promptly following the completion of the actions set forth in Sections 1.1 and 1.2 above, Holdco will consummate an internal restructuring, pursuant to which Holdco will contribute its ownership interests in certain Companies to limited liability holding companies to be formed in connection with such restructuring, such that, following such restructuring, the corporate structure will be as set forth on Exhibit P.

Article II

Tax

2.1           Tax Matters.  The Tax year of each of the Companies and their Subsidiaries, other than the Company, if any, required to be treated as for income tax purposes as continuing after the transactions set forth in Section 1.1 (any such Company, the "Continuing Company"), as determined by the Members' Representative (as defined in the Purchase Agreement) in connection with preparation of  tax returns pursuant to Section 6.5(a) of the Purchase Agreement, shall end as of the Effective Time, and each of Companies and their Subsidiaries, from and after the Effective Time, shall be “disregarded” as an entity separate from Holdco.  Holdco will be treated for federal income Tax purposes as a continuation of the Continuing Company.  Profits and losses of Holdco will be allocated to the members of Holdco in accordance with the LLC Agreement.

Article III

General Provisions

3.1           Interpretive Matters.  Unless otherwise expressly provided in this Agreement, for purposes of this Agreement, the following rules of interpretation shall apply:

(a)           Gender and Number.  Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(b)           Headings.  The division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement.  All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

(c)           Herein.  The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(d)           Including.  The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

3.2           Applicable Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

3.3           Severability.  If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other Persons or circumstances, shall not be affected thereby, and to such end, the provisions of this Agreement are agreed to be severable.

3.4           Entire Agreement; Amendment.  This Agreement (including the Exhibits hereto) supersedes all prior agreements between the parties with respect to its subject matter and constitute a complete and exclusive statement of the terms of the agreements between the parties with respect to their subject matter.  This Agreement and any provision hereof may not be amended or waived except in the case of an amendment, in writing and signed by the parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective.

3.5           No Agreement Until Executed.  Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract or other arrangement or understanding among the parties hereto unless and until this Agreement is executed and delivered by the parties hereto.

3.6           Further Assurances.  Each of the parties hereto shall, from time to time, at the request of another party, execute, acknowledge and deliver to such other party any and all further instruments, documents and other payments which may be necessary, appropriate or advisable to give full force and effect to the provisions of this Agreement.

3.7           Miscellaneous.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns and, except as expressly set forth in Section 3.8, is not intended to confer upon any other Person any rights or remedies hereunder, and may be executed in two or more counterparts, which together shall constitute a single agreement.  Delivery of an executed counterpart of a signature page to this Agreement by facsimile, .pdf or electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement.

3.8           Third Party Beneficiaries.  This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person any legal or equitable benefit, claim, cause of action, remedy or right of any kind.

[Signatures Appear on Following Page]

In Witness Whereof, the parties hereto have caused this Restructuring Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

Jackson River Aviation, LLC	Tempus Intermediate Holdings, LLC

By:	By:
Name: Benjamin Scott Terry Title: Manager	Name: John G. Gulbin III Title: Manager

Orion Air Group Holdings, LLC	Jet Stream Capital LLC

By:	By:
Name: Benjamin Scott Terry Title: Manager	Name: John G. Gulbin III Title: Manager

BST 2011 Irrevocable Trust	JGG 2011 Irrevocable Trust

By:	By:
Name: Benjamin Scott Terry Title: Family Trustee	Name: John G. Gulbin III Title: Family Trustee

Benjamin Scott Terry	John G. Gulbin III

[Signatures continue on following page]

Early Ventures, LLC

By:
Name: Sheldon Early
Title:

[Signatures continue on following page]

Joshua Paul Allen

Signature Page to Restructuring Agreement

EXHIBIT E

FORM OF REGISTRATION RIGHTS AGREEMENT

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made as of [●], among The Tempus Group, Inc., a Delaware corporation (the “Company”), each Person listed on Schedule I attached hereto (the “Initial Investors” and, together with any Additional Investors, the “Investors”).

In consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

Section 1.   Definitions. Unless otherwise set forth below or elsewhere in this Agreement, other capitalized terms contained herein have the meanings set forth in the LLC Agreement.

“Additional Investor” has the meaning set forth in Section 9.

“Agreement” has the meaning set forth in the Preamble.

“Class A Common Stock” means the class A common stock, par value $0.0001 per share, of the Company.

“Company” has the meaning set forth in the Preamble.

“Demand Registrations” means a registration requested pursuant to Section 2.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, or any successor federal law then in force, together with all rules and regulations promulgated thereunder.

“FINRA” means the Financial Industry Regulatory Authority.

“Free Writing Prospectus” means a free-writing prospectus, as defined in Rule 405.

“Holdback Period” has the meaning set forth in Section 4(a)(i).

“Indemnified Parties” has the meaning set forth in Section 7(a).

“Initial Investors” has the meaning set forth in the Preamble.

“Investors” has the meaning set forth in the Preamble.

“Joinder” means a joinder to this Agreement in the form of Exhibit A attached hereto.

“LLC Agreement” means that certain Amended and Restated Limited Liability Company Agreement of The Tempus Group Holdings, LLC, dated on or about the date hereof.

“Lock-Up Liquidity Amount” means 250,000 shares of Class A Common Stock.

“Lock-Up Period” has the meaning set forth in Section 4(a).

“Long-Form Registration” means a registration on Form S-1 or any similar long-form registration statement; provided, however, that a registration on Form S-1 or any similar long-form registration statement filed during the Lock-Up Period in order to effect the rights of holders to transfer Registrable Securities up to the Lock-Up Liquidity Amount, shall not be deemed a Long-Form Registration for purposes of the limitations thereon in Section 2(a) hereof.

“Permitted Transferee” means, with respect to an Investor, such Investor’s spouse, any lineal ascendants or descendants or trusts or other entities in which such Investor or such Investor’s spouse, lineal ascendants or descendants hold (and continue to hold while such trusts or other entities hold Class A Common Stock) 75% or more of such entity’s beneficial interests.

“Piggyback Registrations” has the meaning set forth in Section 3(a).

“Public Offering” means any sale or distribution by the Company and/or holders of Registrable Securities to the public of Class A Common Stock pursuant to an offering registered under the Securities Act.

“Registrable Securities” means (i) any Class A Common Stock issued to the Initial Investors (or their Permitted Transferees) pursuant to the LLC Agreement, and (ii) any Specified Common.  As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when they have been (a) sold or distributed pursuant to a Public Offering, (b) sold in compliance with Rule 144, or (c) repurchased by the Company or a Subsidiary of the Company. For purposes of this Agreement, a Person shall be deemed to be a holder of Registrable Securities, and the Registrable Securities shall be deemed to be in existence, whenever such Person has the right to acquire, directly or indirectly, such Registrable Securities (upon conversion, exercise or exchange in connection with a transfer of securities or otherwise, but disregarding any restrictions or limitations upon the exercise of such right), whether or not such acquisition has actually been effected, and such Person shall be entitled to exercise the rights of a holder of Registrable Securities hereunder; provided, that a holder of Registrable Securities may only request that Registrable Securities in the form of Class A Common Stock be registered pursuant to this Agreement.

“Registration Expenses” has the meaning set forth in Section 6(a).

“Rule 144,” “Rule 158,” “Rule 405” and “Rule 415” mean, in each case, such rule promulgated under the Securities Act (or any successor provision) by the Securities and Exchange Commission, as the same shall be amended from time to time, or any successor rule then in force.

“Sale Transaction” has the meaning set forth in Section 4(b)(i)(A).

“Securities Act” means the Securities Act of 1933, as amended from time to time, or any successor federal law then in force, together with all rules and regulations promulgated thereunder.

“Shelf Registration” has the meaning set forth in Section 2(b).

“Short-Form Registration” means a registration on Form S-3 (including pursuant to Rule 415) or any similar short-form registration statement.

“Specified Common” has the meaning set forth in Section 9.

“Suspension Period” has the meaning set forth in Section 5(a)(vi).

“Violation” has the meaning set forth in Section 7(a).

Section 2.   Demand Registrations.

(a)           Requests for Registration. Subject to the terms and conditions of this Agreement, the holders of Registrable Securities shall be entitled to direct that the Company register the sale of all or any portion of their Registrable Securities under the Securities Act.  Short-Form Registrations shall be unlimited in number, but the Company shall not be obligated to effect more than two (2) Long-Form Registrations in any eighteen (18) month period.

(b)           Short-Form Registrations. Demand Registrations shall be Short-Form Registrations whenever the Company is permitted to use any applicable short form and if the managing underwriters (if any) agree to the use of a Short-Form Registration. The Company shall use its reasonable best efforts to make Short-Form Registrations available for the sale of Registrable Securities. If the holders of a majority of the Registrable Securities request that a Short-Form Registration be filed pursuant to Rule 415 (a “Shelf Registration”) and the Company is qualified to do so, the Company shall use its reasonable best efforts to cause the Shelf Registration to be declared effective under the Securities Act as soon as practicable after filing, and once effective, the Company shall cause the Shelf Registration to remain effective for a period ending on the earlier of (i) the date on which all Registrable Securities included in such registration have been sold or distributed pursuant to the Shelf Registration or (ii) the date as of which all of the Registrable Securities included in such registration are able to be sold without limitation or restriction within a three (3) month period in compliance with Rule 144. If thereafter for any reason the Company becomes ineligible to utilize Form S-3, the Company shall prepare and file with the Securities and Exchange Commission a registration statement or registration statements on such form that is available for the sale of Registrable Securities.

(c)           Long-Form Registrations. A registration shall not count as a Long-Form Registration for purposes of the last sentence of Section 2(a) unless (i) at least 75% of the Registrable Securities requested to be included in such registration by the requesting holders have been registered and (ii) such registration has become effective in accordance with the Securities Act; provided, that if a Long-Form Registration is withdrawn by the holders of Registrable Securities who requested such registration prior to the time it has become effective for reasons other than the disclosure of information concerning the Company that is materially adverse to the Company or the trading price of the Class A Common Stock (which disclosure is made by the Company after the date that such registration is requested pursuant to Section 2(a)), such Long-Form Registration shall count as a Long-Form Registration for purposes of the last sentence of Section 2(a) unless the holders of Registrable Securities who requested such registration reimburse the Company for all of the Registration Expenses incurred by the Company prior to such withdrawal.

(d)           Priority on Demand Registrations. If a Demand Registration is an underwritten offering and the managing underwriters advise the Company in writing that in their opinion the number of Registrable Securities and other securities requested to be included in such offering exceeds the number of Registrable Securities and other securities, if any, which can be sold therein without adversely affecting the marketability, proposed offering price, timing or method of distribution of the offering, the Company shall include in such registration prior to the inclusion of any securities which are not Registrable Securities the number of Registrable Securities requested to be included which, in the opinion of such underwriters, can be sold, without any such adverse effect, pro rata among the respective holders thereof on the basis of the amount of Registrable Securities owned by each such holder.

(e)           Procedures and Restrictions on Demand Registrations. Each request for a Demand Registration shall specify the approximate number of Registrable Securities requested to be registered and the intended method of distribution. Within ten (10) days after receipt of any such request, the Company shall give written notice of the Demand Registration to all other holders of Registrable Securities and, subject to the terms of Section 2(d), shall include in such Demand Registration (and in all related registrations and qualifications under state blue sky laws and in any related underwriting) all Registrable Securities with respect to which the Company has received written requests for inclusion therein within fifteen (15) days after the receipt of the Company’s notice. The Company shall not be obligated to effect any Demand Registration, including any Shelf Registration, if (i) the holders of Registrable Securities, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at an aggregate price to the public (net of any underwriters’ discounts or commissions) of less than $5,000,000; provided, that the foregoing limitation shall not be applicable to a Demand Registration during the Lock-Up Period to effect the rights of holders to register the sale of Registrable Securities up to the Lock-Up Liquidity Amount, or (ii) within one hundred eighty (180) days after the effective date of a previous Demand Registration or a previous registration in which Registrable Securities were included pursuant to Section 3 in which, in either case, there was no reduction in the number of Registrable Securities requested to be included. The Company may postpone, for up to ninety (90) days from the date of the request, the filing or the effectiveness of a registration statement for a Demand Registration, if the Company’s board of directors determines in its reasonable good faith judgment that not postponing such Demand Registration (i) would interfere with a material corporate transaction or (ii) would require the disclosure of material non-public information concerning the Company that at the time is not, in the reasonable good faith judgment of the Company’s board of directors, in the best interest of the Company to disclose and is not, in the opinion of the Company’s legal counsel, otherwise required to be disclosed.

(f)           Other Registration Rights. The Company represents and warrants that it is not a party to, or otherwise subject to, any other agreement, except for the Registration Rights Agreement, dated as of December 13, 2012, by and among the Company, Chart Acquisition Group LLC, Cowen Overseas Investment LP and certain other security holders, granting registration rights to any other Person with respect to any Class A Common Stock.  Except as provided in this Agreement, the Company shall not grant to any Persons the right to request the Company to register any Class A Common Stock, or any securities convertible or exchangeable into or exercisable for Class A Common Stock, without the prior written consent of the holders of a majority of the Registrable Securities; provided, that the Company may grant rights to other Persons to participate in Piggyback Registrations so long as such rights are subordinate in all respects to the rights of the holders of Registrable Securities with respect to such Piggyback Registrations as set forth in Section 3(c) and Section 3(d).

Section 3.   Piggyback Registrations.

(a)           Right to Piggyback. Whenever the Company proposes to register any of its securities under the Securities Act (other than (i) pursuant to a Demand Registration, or (ii) in connection with registrations on Form S-4 or S-8 promulgated by the Securities and Exchange Commission or any successor or similar forms) and the registration form to be used may be used for the registration of Registrable Securities (a “Piggyback Registration”), the Company shall give prompt written notice to all holders of Registrable Securities of its intention to effect such Piggyback Registration and, subject to the terms of Section 3(c) and Section 3(d), shall include in such Piggyback Registration (and in all related registrations or qualifications under blue sky laws and in any related underwriting) all Registrable Securities with respect to which the Company has received written requests for inclusion therein within fifteen (15) days after delivery of the Company’s notice.

(b)           Piggyback Expenses. The Registration Expenses of the holders of Registrable Securities shall be paid by the Company in all Piggyback Registrations, whether or not any such registration became effective.

(c)           Priority on Primary Registrations. If a Piggyback Registration is an underwritten primary registration on behalf of the Company, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability, proposed offering price, timing or method of distribution of the offering, the Company shall include in such registration (i) first, the securities the Company proposes to sell, (ii) second, the Registrable Securities requested to be included in such registration which, in the opinion of the underwriters, can be sold without any such adverse effect, pro rata among the holders of such Registrable Securities on the basis of the number of shares owned by each such holder, and (iii) third, other securities requested to be included in such registration which, in the opinion of the underwriters, can be sold without any such adverse effect.

(d)           Priority on Secondary Registrations. If a Piggyback Registration is an underwritten secondary registration on behalf of holders of the Company’s Securities (who have registration rights with respect thereto permitted under the terms of this Agreement), and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability, proposed offering price, timing or method of distribution of the offering, the Company shall include in such registration (i) first, the securities requested to be included therein by the holders requesting such registration which, in the opinion of the underwriters, can be sold without any such adverse effect, (ii) second, the Registrable Securities requested to be included in such registration, pro rata among the holders of such Registrable Securities on the basis of the number of shares owned by each such holder which, in the opinion of the underwriters, can be sold without any such adverse effect and (iii) third, other securities requested to be included in such registration which, in the opinion of the underwriters, can be sold without any such adverse effect.

Section 4.        Lock-Up and Holdback Agreements.

(a)           Lock-Up.  Each of the Investors and their Permitted Transferees agrees to comply with the following provisions with respect to the Class A Common Stock:

(i)             Until the earlier of (1) one year after the date hereof or earlier if, subsequent to the date hereof, the last sales price of Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the date hereof, or (2) the date on which the Company consummates a liquidation, merger, stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property (such applicable period being the “Lock-Up Period”), the holders of Registrable Securities shall not (x) sell, offer to sell, contract or agree to sell, hypothecate, pledge, encumber, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to Registrable Securities, (y) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Registrable Securities, whether any such transaction is to be settled by delivery of Class A Common Stock or other securities, in cash or otherwise, or (z) agree or publicly announce any intention to effect any transaction specified in the foregoing (x) or (y).

(ii)            Notwithstanding the foregoing paragraph (a), (w) each holder may transfer shares of Registrable Securities to a Permitted Transferee thereof prior to the expiration of the Lock-Up Period if such Permitted Transferee agrees in writing for the benefit of the Company to be bound by the transfer restrictions set forth in this Section 4(a), (x) each holder may, to the extent permitted by applicable law, hypothecate, pledge or encumber Registrable Securities on or after the 6-month anniversary hereof and prior to the expiration of the Lock-Up Period, to secure borrowings used to pay taxes payable by such holder by reason of the receipt of the Per Company Unit Consideration in connection with the consummation of the Equity Transfer (as each such term is defined in the Equity Transfer and Acquisition Agreement (as defined in the LLC Agreement), (y) each holder may, to the extent permitted by applicable law, hypothecate, pledge or encumber Registrable Securities prior to the expiration of the Lock-Up Period, to secure borrowings used to make cash indemnification payments pursuant to the Equity Transfer and Acquisition Agreement and (z) each holder may transfer prior to the expiration of the Lock-Up Period up to a number of Registrable Securities (in the form of Class A Common Stock), in aggregate, as is equal to such holder’s pro rata portion of the Lock-Up Liquidity Amount on the basis of the amount of Registrable Securities owned by each such holder on the date hereof.

(b)           Holdback Agreements.

(i)             Holders of Registrable Securities.  If requested by the Company, each holder of Registrable Securities participating in an underwritten Public Offering shall enter into lock-up agreements or arrangements with the managing underwriter(s) of such Public Offering (in addition to the arrangement set forth in Section 4(a) hereof, in such form as is reasonably requested by such managing underwriter(s). In addition to any such lock-up agreement or arrangement with the managing underwriter(s), each holder of Registrable Securities agrees as follows:

(A)           In connection with any underwritten Public Offering and without the prior written consent of the underwriters managing such Public Offering, such holder shall not, for a period ending one hundred eighty (180) days following the date of the final prospectus (the “Holdback Period”) relating to such Public Offering, (x) offer, hypothecate, pledge, encumber sell, contract, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock or other securities of the Company or (y) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of owning Class A Common Stock or other securities of the Company, whether any such transaction described in clause (x) or (y) above is to be settled by delivery of Class A Common Stock or such other securities, in cash or otherwise (each such transaction, a “Sale Transaction”).

(B)           The foregoing clause (i)(A) shall not apply to (w) transactions relating to shares of Class A Common Stock or other securities acquired in open market transactions, provided, that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with transfers or dispositions of such shares of Class A Common Stock or other securities acquired in such open market transactions (other than a filing on Form 5 made after the expiration of the Holdback Period), or (x) transfers to a Permitted Transferee of such holder, or (y) transfers that are bona fide gifts, or (z) distributions by a trust to its beneficiaries, provided, that in the case of any transfer or distribution pursuant to clause (x), (y), or (z), (1) each transferee, donee or distributee shall agree in writing to be bound by lock-up provisions substantially the same as the lock-up provisions agreed to by such holder and (2) no such transfer or distribution in (x), (y), or (z) shall be permitted if it shall require a filing under Section 16(a) or Section 13(d) of the Exchange Act, reporting a reduction in beneficial ownership of shares of Class A Common Stock, and no such filing under Section 16(a) or Section 13(d) of the Exchange Act shall be voluntarily made during the Holdback Period.

The Company may impose stop-transfer instructions with respect to the shares of Class A Common Stock (or other securities) subject to the restrictions set forth in this Section 4(a) until the end of the Holdback Period.

(ii)            The Company. In the event of any Holdback Period occurring in connection with the exercise by a party to this Agreement of its registration rights with respect to Registrable Securities pursuant to Section 2, the Company (A) shall not file any registration statement for a Public Offering or cause any such registration statement to become effective during any Holdback Period, and (B) shall use its reasonable best efforts to cause (x) each holder of at least 5% of its Class A Common Stock, or any securities convertible into or exchangeable or exercisable for at least 5% of its Class A Common Stock (on a fully-diluted basis), purchased from the Company at any time after the date of this Agreement (other than in a Public Offering) and (y) each of its directors and executive officers, to agree not to effect any Sale Transaction during any Holdback Period, except as part of such underwritten registration, if otherwise permitted, unless the underwriters managing the Public Offering otherwise agree in writing.

(iii)           The foregoing limitations of this Section 4 shall not apply to a registration in connection with an employee benefit plan or in connection with any type of acquisition transaction of or exchange offer by the Company.

(c)           Notwithstanding any provision of this Agreement to the contrary (but subject to the provisions of Section 11 hereof applicable to the Transfer of Registrable Securities), neither this Section 4, nor any other provision of this Agreement shall restrict or limit the right or ability of any Investor or Permitted Transferee under the LLC Agreement to effect a Transfer of Units (and Class B Stock), including, but not limited to, an exchange of Units (and Class B Stock) for Class A Stock (as such terms are defined in the LLC Agreement) as and to the extent permitted under the terms and provisions of the LLC Agreement.

Section 5.       Registration Procedures.

(a)           Whenever the holders of Registrable Securities have requested that any Registrable Securities be registered pursuant to this Agreement, the Company shall use its reasonable best efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof, and pursuant thereto the Company shall as expeditiously as possible:

(i)            in accordance with the Securities Act and all applicable rules and regulations promulgated thereunder, prepare and file with the Securities and Exchange Commission a registration statement, and all amendments and supplements thereto and related prospectuses, with respect to such Registrable Securities and use its reasonable best efforts to cause such registration statement to become effective (provided, that before filing a registration statement or prospectus or any amendments or supplements thereto, the Company shall furnish to the counsel selected by the holders of a majority of the Registrable Securities covered by such registration statement copies of all such documents proposed to be filed, which documents shall be subject to the review and comment of such counsel);

(ii)            notify each holder of Registrable Securities of (A) the issuance by the Securities and Exchange Commission of any stop order suspending the effectiveness of any registration statement or the initiation of any proceedings for that purpose, (B) the receipt by the Company or its counsel of any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose and (C) the effectiveness of each registration statement filed hereunder;

(iii)           prepare and file with the Securities and Exchange Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period ending when all of the securities covered by such registration statement have been disposed of in accordance with the intended methods of distribution by the sellers thereof set forth in such registration statement (but in any event not before the expiration of any longer period required under the Securities Act or, if such registration statement relates to an underwritten Public Offering, such longer period as in the opinion of counsel for the underwriters a prospectus is required by law to be delivered in connection with sale of Registrable Securities by an underwriter or dealer) and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such registration statement;

(iv)           furnish to each seller of Registrable Securities thereunder such number of copies of such registration statement, each amendment and supplement thereto, the prospectus included in such registration statement (including each preliminary prospectus), each Free Writing Prospectus and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller;

(v)            use its reasonable best efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller; provided, that the Company shall not be required to (A) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subparagraph or (B) consent to general service of process in any such jurisdiction;

(vi)           notify each seller of such Registrable Securities (A) promptly after it receives notice thereof, of the date and time when such registration statement and each post-effective amendment thereto has become effective or a prospectus or supplement to any prospectus relating to a registration statement has been filed and when any registration or qualification has become effective under a state securities or blue sky law or any exemption thereunder has been obtained; (B) promptly after receipt thereof, of any request by the Securities and Exchange Commission for the amendment or supplementing of such registration statement or prospectus or for additional information and (C) at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of any such seller, the Company shall prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading; provided, that at any time, upon written notice to the participating holders of Registrable Securities, the Company may delay the filing or effectiveness of any registration statement or suspend the use or effectiveness of any registration statement (the “Suspension Period”) (and the holders of Registrable Securities hereby agree not to offer or sell any Registrable Securities pursuant to such registration statement during the Suspension Period) if the Company determines in its reasonable good faith judgment that postponement of such registration would be in the best interest of the Company including where the registration might require disclosure of any matter such as a potential business transaction or other matter; provided, that the Company may only exercise its right to institute a Suspension Period twice in any calendar year and for no more than one hundred twenty (120) days in the aggregate in any calendar year;

(vii)          use reasonable best efforts to cause all such Registrable Securities to be listed on any securities exchange on which similar securities issued by the Company are then listed;

(viii)         use reasonable best efforts to provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of such registration statement;

(ix)           enter into and perform a customary underwriting agreement, if applicable;

(x)            make available for inspection by any seller of Registrable Securities, any underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other agent retained by any such seller or underwriter, all financial and other records, pertinent corporate and business documents and properties of the Company as shall be necessary to enable them to exercise their due diligence responsibility, and cause the Company’s officers, directors, employees, agents, representatives and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement;

(xi)           take all reasonable actions to ensure that any Free-Writing Prospectus utilized in connection with any  registration hereunder complies in all material respects with the Securities Act, is filed in accordance with the Securities Act to the extent required thereby, is retained in accordance with the Securities Act to the extent required thereby and, when taken together with the related prospectus, shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(xii)          otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the Securities and Exchange Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158;

(xiii)         permit any holder of Registrable Securities to participate in the preparation of such registration or comparable statement and to allow such holder to propose language for insertion therein, in form and substance satisfactory to the Company, which in the reasonable judgment of such holder and its counsel should be included;

(xiv)         in the event of the issuance of any stop order suspending the effectiveness of a registration statement, or the issuance of any order suspending or preventing the use of any related prospectus or suspending the qualification of any Registrable Securities included in such registration statement for sale in any jurisdiction, use reasonable best efforts promptly to obtain the withdrawal of such order;

(xv)          use its reasonable best efforts to cause such Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the sellers thereof to consummate the disposition of such Registrable Securities;

(xvi)         cooperate with the holders of Registrable Securities covered by the registration statement and the managing underwriter or agent, if any, to facilitate the timely preparation and delivery of certificates (not bearing any restrictive legends) representing securities to be sold under the registration statement and enable such securities to be in such denominations and registered in such names as the managing underwriter, or agent, if any, or such holders may request;

(xvii)        cooperate with each holder of Registrable Securities covered by the registration statement and each underwriter or agent, if any, participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA;

(xviii)       use its reasonable best efforts to make available the executive officers of the Company to participate with the holders of Registrable Securities and any underwriters in any “road shows” or other selling efforts that may be reasonably requested by the holders in connection with the methods of distribution for the Registrable Securities;

(xix)          use its reasonable best efforts to obtain one or more cold comfort letters from the Company’s independent public accountants in customary form and covering such matters of the type customarily covered by cold comfort letters; and

(xx)           use its reasonable best efforts to provide a legal opinion of the

Company’s outside counsel in customary form and covering such matters of the type customarily covered by such legal opinion, dated the effective date of such registration statement.

(b)           The Company shall not undertake any voluntary act that could be reasonably expected to cause a Violation or result in delay or suspension under Section 5(a)(vi).  During any Suspension Period, and as may be extended hereunder, the Company shall use its reasonable best efforts to correct or update any disclosure causing the Company to provide notice of the Suspension Period and to file and cause to become effective or terminate the suspension of use or effectiveness, as the case may be, the subject registration statement. In the event that the Company shall exercise its right to delay or suspend the filing or effectiveness of a registration hereunder, the applicable time period during which the registration statement is to remain effective shall be extended by a period of time equal to the duration of the Suspension Period. The Company may extend the Suspension Period for an additional consecutive sixty (60) days with the consent of the holders of a majority of the Registrable Securities registered under the applicable registration statement, which consent shall not be unreasonably withheld. If so directed by the Company, all holders of Registrable Securities registering shares under such registration statement shall (i) not offer to sell any Registrable Securities pursuant to the registration statement during the period in which the delay or suspension is in effect after receiving notice of such delay or suspension and (ii) use their reasonable best efforts to deliver to the Company (at the Company’s expense) all copies, other than permanent file copies then in such holders’ possession, of the prospectus relating to such Registrable Securities current at the time of receipt of such notice.

Section 6.   Registration Expenses.

(a)           The Company’s Obligation. All expenses incident to the Company’s performance of or compliance with this Agreement (including, without limitation, all registration, qualification and filing fees, fees and expenses of compliance with securities or blue sky laws, printing expenses, messenger and delivery expenses, fees and disbursements of custodians, and fees and disbursements of counsel for the Company and all independent certified public accountants, underwriters (excluding underwriting discounts and commissions) and other Persons retained by the Company) (all such expenses being herein called “Registration Expenses”), shall be borne by the Company except as otherwise expressly provided in this Agreement.  Without limiting the generality of the foregoing the Company shall, in any event, pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review and the expenses and fees for listing the securities to be registered on each securities exchange on which similar securities issued by the Company are then listed. Each Person that sells securities pursuant to a Demand Registration or Piggyback Registration hereunder shall bear and pay all underwriting discounts and commissions, if any, applicable to the securities sold for such Person’s account.

(b)           Counsel Fees and Disbursements. In connection with each Demand Registration and each Piggyback Registration, the Company shall reimburse the holders of Registrable Securities included in such registration for the reasonable fees and disbursements of one counsel chosen by the holders of a majority of the Registrable Securities included in such registration.

(c)           Security Holders. To the extent any Registration Expenses are to be borne by the holders of Registrable Securities and not the Company under the terms of this Agreement, each holder of securities included in any registration hereunder shall pay those Registration Expenses allocable to the registration of such holder’s securities so included, and any Registration Expenses not so allocable shall be borne by all sellers of securities included in such registration (including the Company, as applicable) in proportion to the aggregate selling price of the securities to be so registered.

Section 7.   Indemnification and Contribution.

(a)           By the Company. The Company shall indemnify and hold harmless, to the extent permitted by law, each holder of Registrable Securities, such holder’s officers, directors employees, agents and representatives, and each Person who controls such holder (within the meaning of the Securities Act) (the “Indemnified Parties”) against all losses, claims, actions, damages, liabilities and expenses (including with respect to actions or proceedings, whether commenced or threatened, and including reasonable attorney fees and expenses) caused by, resulting from, arising out of, based upon or related to any of the following statements, omissions or violations (each a “Violation”) by the Company: (i) any untrue or alleged untrue statement of material fact contained in (a) any registration statement, prospectus, preliminary prospectus or Free-Writing Prospectus, or any amendment thereof or supplement thereto or (b) any application or other document or communication (in this Section 7, collectively called an “application”) executed by or on behalf of the Company or based upon written information furnished by or on behalf of the Company filed in any jurisdiction in order to qualify any securities covered by such registration under the securities laws thereof; (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading or (iii) any violation or alleged violation by the Company of the Securities Act or any other similar federal or state securities laws or any rule or regulation promulgated thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, qualification or compliance. In addition, the Company will reimburse such Indemnified Party for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such losses. Notwithstanding the foregoing, the Company shall not be liable in any such case to the extent that any such losses result from, arise out of, are based upon, or relate to an untrue statement or alleged untrue statement, or omission or alleged omission, made in such registration statement, any such prospectus, preliminary prospectus or Free-Writing Prospectus or any amendment or supplement thereto, or in any application, in reliance upon, and in conformity with, written information prepared and furnished in writing to the Company by an Indemnified Party expressly for use therein or by an Indemnified Party’s failure to deliver a copy of the registration statement or prospectus or any amendments or supplements thereto after the Company has furnished such Indemnified Party with a sufficient number of copies of the same.

(b)           By Each Security Holder. In connection with any registration statement in which a holder of Registrable Securities is participating, each such holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such registration statement or prospectus and, to the extent permitted by law, shall indemnify the Company, its officers, directors, employees, agents and representatives, and each Person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses resulting from any untrue or alleged untrue statement of material fact contained in the registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by or on behalf of such holder; provided, that the obligation to indemnify shall be individual, not joint and several, for each holder and shall be limited to the net amount of proceeds (before taxes) received by such holder from the sale of Registrable Securities pursuant to such registration statement.

(c)           Claim Procedure. Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided, that the failure to give prompt notice shall impair any Person’s right to indemnification hereunder only to the extent such failure has prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party.  An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. In such instance, the conflicted indemnified parties shall collectively have a right to retain one separate counsel, chosen by the holders of a majority of the Registrable Securities of the conflicted indemnified parties, at the expense of the indemnifying party.

(d)           Contribution. If the indemnification provided for in this Section 7 is held by a court of competent jurisdiction to be unavailable to, or is insufficient to hold harmless, an indemnified party or is otherwise unenforceable with respect to any loss, claim, damage, liability or action referred to herein, then the indemnifying party in lieu of indemnifying such indemnified party hereunder shall contribute to the amounts paid or payable by such indemnified party as a result of such loss, claim, damage, liability or action in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other hand in connection with the statements or omissions which resulted in such loss, claim, damage, liability or action as well as any other relevant equitable considerations; provided, that the maximum amount of liability in respect of such contribution shall be limited, in the case of each seller of Registrable Securities, to an amount equal to the net proceeds actually received by such seller from the sale of Registrable Securities effected pursuant to such registration. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just or equitable if the contribution pursuant to this Section 7(d) were to be determined by pro rata allocation or by any other method of allocation that does not take into account such equitable considerations. The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities or expenses referred to herein shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending against any action or claim which is the subject hereof. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who is not guilty of such fraudulent misrepresentation.

(e)           Release. No indemnifying party shall, except with the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement that does not include as an unconditional term thereof giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation. Notwithstanding anything to the contrary in this Section 7, an indemnifying party shall not be liable for any amounts paid in settlement of any loss, claim, damage, liability, or action if such settlement is effected without the consent of the indemnifying party, such consent not to be unreasonably withheld, conditioned or delayed.

(f)           Non-exclusive Remedy; Survival. The indemnification and contribution provided for under this Agreement shall be in addition to any other rights to indemnification or contribution that any indemnified party may have pursuant to law or contract and shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of Registrable Securities and the termination or expiration of this Agreement. Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with an underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

Section 8.       Underwritten Registrations.

(a)           Selection of Underwriters. The Company shall determine whether the offering pursuant to any registration under this Agreement is underwritten.  In any Piggyback Registration, the Company shall have the right to select the investment banker(s) and manager(s) of the offering in its sole discretion and, in any Demand Registration, the Company shall have the right to select the investment banker(s) and manager(s) of the offering subject to the consent of the holders of a majority of the Registrable Securities to be included in such offering, such consent not to be unreasonably withheld, conditioned or delayed.

(b)           Participation. No Person may participate in any registration hereunder which is underwritten unless such Person (i) agrees to sell such Person’s securities on the basis provided in any underwriting arrangements approved by the Person or Persons entitled hereunder to approve such arrangements (including, without limitation, pursuant to any over-allotment or “green shoe” option requested by the underwriters; provided, that no holder of Registrable Securities shall be required to sell more than the number of Registrable Securities such holder has requested to include) and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements.

(c)           Suspended Distributions. Each Person that is participating in any registration under this Agreement, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 5(a)(vi)(C), shall immediately discontinue the disposition of its Registrable Securities pursuant to the registration statement until such Person’s receipt of the copies of a supplemented or amended prospectus as contemplated by Section 5(a)(vi)(C).  In the event the Company has given any such notice, the time period during which a Registration Statement is to remain effective shall be extended by the number of days during the period from and including the date of the giving of such notice pursuant to this Section 8(c) to and including the date when each seller of Registrable Securities covered by such registration statement shall have received the copies of the supplemented or amended prospectus.

Section 9.       Additional Investors.  The Company may require or permit any Person who acquires Class A Common Stock or rights to acquire Class A Common Stock from the Company after the date hereof to become a party to this Agreement by obtaining an executed Joinder from such Person (each, an “Additional Investor”).  Upon the execution and delivery of a Joinder by an Additional Investor, the Class A Common Stock so acquired by or issuable to such Person (the “Specified Common”) shall be Registrable Securities.

Section 10.   Current Public Information. At all times after the Company has filed a registration statement with the Securities and Exchange Commission pursuant to the requirements of either the Securities Act or the Exchange Act, the Company shall file all reports required to be filed by it under the Securities Act and the Exchange Act and shall take such further action as any holder or holders of Registrable Securities may reasonably request, all to the extent required to enable such holders to sell Registrable Securities pursuant to Rule 144. Upon request, the Company shall deliver to any holder of Restricted Securities a written statement as to whether it has complied with such requirements.

Section 11.   Transfer of Registrable Securities.

(a)           Restrictions on Transfers. Notwithstanding anything to the contrary contained herein, except in the case of (i) a transfer to the Company, (ii) a transfer by an Investor to one of its Permitted Transferees, (iii) a Public Offering, or (iv) a sale pursuant to Rule 144, prior to transferring any Registrable Securities to any Person (including, without limitation, by operation of law), the transferring Investor shall cause the prospective transferee to execute and deliver to the Company a Joinder agreeing to be bound by the terms of this Agreement.  Any transfer or attempted transfer of any Registrable Securities in violation of any provision of this Agreement shall be void, and the Company shall not record such transfer on its books or treat any purported transferee of such Registrable Securities as the owner thereof for any purpose.

(b)           Legend. Each certificate evidencing any Registrable Securities and each certificate issued in exchange for or upon the transfer of any Registrable Securities (unless such Registrable Securities would no longer be Registrable Securities after such transfer) shall be stamped or otherwise imprinted with a legend in substantially the following form:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER AND OTHER PROVISIONS SET FORTH IN A REGISTRATION RIGHTS AGREEMENT DATED AS OF _________ AMONG THE ISSUER OF SUCH SECURITIES (THE “COMPANY”) AND CERTAIN OF THE COMPANY’S STOCKHOLDERS, AS AMENDED. A COPY OF SUCH REGISTRATION RIGHTS AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE COMPANY TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

The Company shall imprint such legend on certificates evidencing Registrable Securities outstanding prior to the date hereof. The legend set forth above shall be removed from the certificates evidencing any securities that have ceased to be Registrable Securities.

Section 12.   General Provisions.

(a)           Termination. Except with respect to the indemnification and contribution provisions contained in Section 7, the rights granted to an Investor (or a Permitted Transferee) pursuant to this Agreement shall terminate and forthwith become null and void in full on the earliest to occur of (i) the date on which such Investor (or Permitted Transferee) ceases to beneficially own any Registrable Securities and (ii) the later of (x) the seventh anniversary of the date of this Agreement, and (y) the date Rule 144 or another similar exemption under the Securities Act is available for the sale of all of the shares beneficially owned by such Investor (or Permitted Transferee) without limitation and restriction during a three (3) month period without registration.

(b)           Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may be amended, modified or waived only with the prior written consent of the Company and holders of a majority of the Registrable Securities. The failure or delay of any Person to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such Person thereafter to enforce each and every provision of this Agreement in accordance with its terms. A waiver or consent to or of any breach or default by any Person in the performance by that Person of his, her or its obligations under this Agreement shall not be deemed to be a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person under this Agreement.

(c)          Remedies. The parties to this Agreement shall be entitled to enforce their rights under this Agreement specifically (without posting a bond or other security), to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights existing in their favor. The parties hereto agree and acknowledge that a breach of this Agreement would cause irreparable harm and money damages would not be an adequate remedy for any such breach and that, in addition to any other rights and remedies existing hereunder, any party shall be entitled to specific performance and/or other injunctive relief from any court of law or equity of competent jurisdiction (without posting any bond or other security) in order to enforce or prevent violation of the provisions of this Agreement.

(d)           Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited, invalid, illegal or unenforceable in any respect under any applicable law or regulation in any jurisdiction, such prohibition, invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of any other provision of this Agreement in such jurisdiction or in any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such prohibited, invalid, illegal or unenforceable provision had never been contained herein.

(e)           Entire Agreement. Except as otherwise provided herein, this Agreement contains the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations by or among the parties hereto, written or oral, which may have related to the subject matter hereof in any way.

(f)           Successors and Assigns. Except as otherwise provided herein, this Agreement shall bind and inure to the benefit and be enforceable by the Company and its successors and assigns and the holders of Registrable Securities and their respective successors and permitted assigns (whether so expressed or not). In addition, whether or not any express assignment has been made, the provisions of this Agreement which are for the benefit of purchasers or holders of Registrable Securities are also for the benefit of, and enforceable by, any subsequent holder of Registrable Securities.

(g)           Notices. All notices, demands or other communications to be given under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (i) when delivered personally to the recipient; (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient but, if not, then on the next business day; (iii) one (1) business day after it is sent to the recipient by reputable overnight courier service (charges prepaid) or (iv) three (3) days after it is mailed to the recipient by first class mail, return receipt requested. Such notices, demands and other communications shall be sent to the Company at the address specified below and to any holder of Registrable Securities or to any other party subject to this Agreement at such address as indicated beneath such party’s signature hereto, or at such address or to the attention of such other Person as the recipient party has specified by prior written notice to the sending party. Any party may change its address for receipt of notice by providing prior written notice of the change to the sending party. The Company’s address is:

The Tempus Group, Inc. c/o The Chart Group, L.P. 75 Rockefeller Plaza, 14th Floor New York, NY 10019
Attention:	Joseph Wright
Telephone:	(212) 350-8205
Facsimile:	(212) 350-8299
E-mail:	jwright@chartgroup.com

with a copy to: Morrison & Foerster LLP 1650 Tysons Boulevard, Suite 400 McLean, Virginia 22102
Attention:	Lawrence T. Yanowitch, Esq. Charles W. Katz, Esq. Lawrence R. Bard, Esq.
Telephone:	(703) 760-7318
Facsimile:	(703) 760-7777
E-mail:	lyanowitch@mofo.com ckatz@mofo.com lbard@mofo.com

or to such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party.

(h)          Business Days. If any time period for giving notice or taking action hereunder expires on a day which is a Saturday, Sunday or legal holiday in the state in which the Company’s chief executive office is located, the time period shall automatically be extended to the business day immediately following such Saturday, Sunday or legal holiday.

(i)           Governing Law. All issues and questions concerning the construction, validity, interpretation and enforcement of this Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(j)           MUTUAL WAIVER OF JURY TRIAL. AS A SPECIFICALLY BARGAINED FOR INDUCEMENT FOR EACH OF THE PARTIES HERETO TO ENTER INTO THIS AGREEMENT (AFTER HAVING THE OPPORTUNITY TO CONSULT WITH COUNSEL), EACH PARTY HERETO EXPRESSLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY LAWSUIT OR PROCEEDING RELATING TO OR ARISING IN ANY WAY FROM THIS AGREEMENT OR THE MATTERS CONTEMPLATED HEREBY.

(k)          CONSENT TO JURISDICTION AND SERVICE OF PROCESS. EACH OF THE PARTIES IRREVOCABLY SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE, FOR THE PURPOSES OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT, ANY RELATED AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY. EACH OF THE PARTIES HERETO FURTHER AGREES THAT SERVICE OF ANY PROCESS, SUMMONS, NOTICE OR DOCUMENT BY U.S. REGISTERED MAIL TO SUCH PARTY’S RESPECTIVE ADDRESS SET FORTH ABOVE SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY ACTION, SUIT OR PROCEEDING WITH RESPECT TO ANY MATTERS TO WHICH IT HAS SUBMITTED TO JURISDICTION IN THIS PARAGRAPH. EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY OBJECTION TO THE LAYING OF VENUE OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF THIS AGREEMENT, ANY RELATED DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY IN THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE, AND HEREBY AND THEREBY FURTHER IRREVOCABLY AND UNCONDITIONALLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION, SUIT OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(l)             Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement. The use of the word “including” in this Agreement shall be by way of example rather than by limitation.

(m)           No Strict Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party.

(n)           Counterparts. This Agreement may be executed in multiple counterparts, any one of which need not contain the signature of more than one party, but all such counterparts taken together shall constitute one and the same agreement.

(o)           Electronic Delivery. This Agreement, the agreements referred to herein, and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent executed and delivered by means of a photographic, photostatic, facsimile or similar reproduction of such signed writing using a facsimile machine or electronic mail shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or electronic mail to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or electronic mail as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

(p)           Further Assurances. In connection with this Agreement and the transactions contemplated hereby, each holder of Registrable Securities shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and the transactions contemplated hereby.

(q)            No Inconsistent Agreements. The Company shall not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the holders of Registrable Securities in this Agreement.

* * * * *

IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.

THE TEMPUS GROUP, INC.

By:
Name:
Title:

SCHEDULE I

SCHEDULE OF INITIAL INVESTORS

[●]

EXHIBIT A

REGISTRATION RIGHTS AGREEMENT

JOINDER

The undersigned is executing and delivering this Joinder pursuant to the Registration Rights Agreement dated as of [●] (as the same may hereafter be amended, the “Registration Rights Agreement”), among The Tempus Group, Inc., a Delaware corporation (the “Company”), and the other person named as parties therein.

By executing and delivering this Joinder to the Company, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the provisions of the Registration Rights Agreement as a holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement, and the Class A Common Stock received with respect to the undersigned’s shares of Class A Common Stock shall be included as Registrable Securities under the Registration Rights Agreement.

Accordingly, the undersigned has executed and delivered this Joinder as of the ___ day of__________, 20__.

Signature of Stockholder

Print Name of Stockholder

Address:

Agreed and Accepted as of

__________________________.

The Tempus Group, Inc.

By: _______________________

Its: _______________________

EXHIBIT 3

EXECUTION VERSION

SUPPORTING STOCKHOLDER AGREEMENT

This SUPPORTING STOCKHOLDER AGREEMENT (this “Agreement”) is entered into as of July 15, 2014, by and among Tempus Intermediate Holdings, LLC, a Delaware limited liability company (the “Company”), each of the Persons set forth on Annex A (the “Members”), and Chart Acquisition Group LLC, The Chart Group, L.P., Christopher D. Brady, Joseph Wright and Cowen Overseas Investment LP (each a “Stockholder”, and collectively, the “Stockholders”). The Company, the Members and the Stockholders are sometimes referred to herein as a “Party” and collectively as the “Parties”.

W I T N E S S E T H:

WHEREAS, as of the date hereof, each of the Stockholders “beneficially owns” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) and is entitled to dispose of (or to direct the disposition of) and to vote (or to direct the voting of) the number of shares of Parent Common Stock, set forth opposite such Stockholder’s name on Annex B hereto (such shares of Parent Common Stock, together with any other shares of Parent Common Stock the voting power over which is acquired by Stockholder during the period from and including the date hereof through and including the date on which this Agreement is terminated in accordance ARTICLE V hereof (such period, the “Voting Period”), are collectively referred to herein as the “Subject Shares”).

WHEREAS, the Members, the Company, Parent, Buyer, and certain other parties propose to enter into an Equity Transfer and Acquisition Agreement, dated as of the date hereof (as the same may be amended from time to time, the “ETAA”), pursuant to which Buyer will acquire all of the issued and outstanding Company Units; and

WHEREAS, as a condition to the willingness of the Company and the Members to enter into the ETAA, and as an inducement and in consideration therefor, the Stockholders are executing this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the Parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1   Capitalized Terms.  For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the ETAA.

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ARTICLE II

VOTING AGREEMENT

Section 2.1   Agreement to Vote the Subject Shares.  Each Stockholder hereby unconditionally and irrevocably agrees that, during the Voting Period, at any duly called meeting of the stockholders of Parent (or any adjournment or postponement thereof), such Stockholder shall appear at the meeting, in person or by proxy, or otherwise cause its Subject Shares to be counted as present thereat for purposes of establishing a quorum, and it shall vote (or cause to be voted), in person or by proxy, all of its Subject Shares (a) in favor of the Extension Amendment and Trust Amendment (as such terms are defined in the Extension Proxy Statement) (and any actions required in furtherance thereof), (b) in favor of the adoption of the Parent Voting Matters (and any actions required in furtherance thereof), (c) against any action, proposal, transaction or agreement that would result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Parent or Buyer contained in the ETAA, and (d) against the following actions or proposals (other than the Transactions and the Extension): (i) any Parent Competing Transaction (except as permitted by the ETAA); (ii) any change in present capitalization of Parent or any amendment of the certificate of incorporation or bylaws of Parent; and (iii) any change in Parent’s corporate structure or business.

Section 2.2   Agreement Not to Redeem.  Each Stockholder hereby unconditionally and irrevocably agrees that, during the Voting Period, it shall not submit its Subject Shares for repurchase or redemption or cause its Subject Shares to be repurchased or redeemed, whether pursuant to the Redemption Offer, the right of holders of Parent Common Stock to have Parent redeem such shares if a business combination is not completed by September 13, 2014,  any redemption offer by Parent in connection with the Extension, or otherwise.

Section 2.3   No Obligation as Director.  The parties acknowledge that this Agreement is entered into by each Stockholder solely in such Stockholder’s capacity as the beneficial owner of the Subject Shares and nothing in this Agreement shall be construed to impose any obligation or limitation on votes or actions taken by any director of Parent solely in his or her capacity as a director of Parent.

ARTICLE III

COVENANTS

Section 3.1     Generally.

(a)   Each of the Stockholders agrees that during the Voting Period it shall not without the Members’ Representative’s prior written consent, (i) offer for sale, sell (including short sales), transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift) (collectively, a “Transfer”), or enter into any contract, option, derivative, hedging or other agreement or arrangement or understanding (including any profit-sharing arrangement) with respect to, or consent to, a Transfer of, any or all of the Subject Shares (except for option grants or other arrangements with directors of the Parent for compensation in their capacity as such made in the ordinary course consistent with past practice); (ii) grant any proxies powers of attorney with respect to any or all of the Subject Shares, except as prescribed by Section 2.1 hereof and pursuant to Section 3.3 hereof; or (iii) take any action that would have the effect of preventing, impeding, interfering with or adversely affecting Stockholder’s ability to perform its obligations under this Agreement.  Any action attempted to be taken in violation of the preceding sentence will be null and void.

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(b)   In the event of a stock dividend or distribution, or any change in the Parent Common Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, conversion, exchange of shares or the like, the term “Subject Shares” shall be deemed to refer to and include the Subject Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged or which are received in such transaction. Each of the Stockholders agrees, while this Agreement is in effect, to notify Parent and Members’ Representative promptly in writing (including by e-mail) of the number of any additional shares of Parent Common Stock acquired by each Stockholder, if any, after the date hereof.

(c)   Each of the Stockholders agrees, while this Agreement is in effect, not to take or agree or commit to take any action that would make any representation or warranty of such Stockholder contained in this Agreement inaccurate in any respect.

Section 3.2            Proxies.  Each Stockholder hereby revokes any and all previous proxies granted with respect to its Subject Shares.  By entering into this Agreement, each Stockholder hereby grants, in the event that such Stockholder does not comply with the terms set forth in ARTICLE II, a proxy appointing the Members’ Representative with full power of substitution, as such Stockholder’s attorney-in-fact and proxy, for and in such Stockholder’s name, to be counted as present, and to vote, or otherwise to act on behalf of such Stockholder with respect to its Subject Shares solely with respect to the matters set forth in, and in the manner contemplated by, ARTICLE II as such proxy or its substitutes shall, in the Members’ Representative sole discretion, deem proper with respect to its Subject Shares. The proxy granted by each Stockholder pursuant to this Section 3.2 is, subject to the penultimate sentence of this Section 3.2, irrevocable and is coupled with an interest, in accordance with Section 212(e) of the DGCL, and is granted in order to secure such Stockholder’s performance under this Agreement and also in consideration of the Company and the Members entering into this Agreement and the ETAA. If a Stockholder fails for any reason to be counted as present, to consent or to vote the Subject Shares in accordance with the requirements of ARTICLE II above (or anticipatorily breaches such section), then Members’ Representative shall have the right to cause to be present and to vote such Stockholder’s Subject Shares in accordance with the provisions of ARTICLE II. The proxy granted by each Stockholder shall be automatically revoked upon termination of this Agreement in accordance with ARTICLE V below. Each Stockholder agrees, from the date hereof until the time of termination of this Agreement in accordance with ARTICLE V, not to attempt to revoke, frustrate the exercise of, or challenge the validity of, the irrevocable proxy granted pursuant to this Section 3.2.

Section 3.3     Stop Transfers.  Each of the Stockholders agrees with, and covenants to, the Company and the Members that Stockholder shall not request that Parent register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any Subject Shares during the term of this Agreement without the prior written consent of the Members’ Representative.

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ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF STOCKHOLDERS

Each of the Stockholders hereby represents and warrants to the Company and the Members as follows:

Section 4.1     Binding Agreement.  Each Stockholder (a) if a natural person, is of legal age to execute this Agreement and legally competent to do so and (b) if not a natural person, (i) is a corporation, limited liability company or partnership duly organized and validly existing under the laws of the jurisdiction of its organization and (ii) has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Stockholders have been duly authorized by all necessary action, as applicable, on the part of the Stockholders. This Agreement, assuming due authorization, execution and delivery hereof by the Company and the Members, constitutes a legal, valid and binding obligation of each of the Stockholders, enforceable against each of the Stockholders in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

Section 4.2     Ownership of Shares.  Annex B sets forth opposite each Stockholder’s name the number of shares of Parent Common Stock over which such Stockholder has beneficial ownership as of the date hereof. As of the date hereof, each Stockholder is the lawful owner of the shares of Parent Common Stock denoted as being owned by such Stockholder on Annex B and has the sole power to vote or cause to be voted such shares. Each Stockholder has good and valid title to the Parent Common Stock denoted as being owned by such Stockholder on Annex B, free and clear of any and all pledges, mortgages, encumbrances, charges, proxies, voting agreements, liens, adverse claims, options, security interests and demands of any nature or kind whatsoever, other than those created by this Agreement or that would not impair such Stockholders’ ability to perform its obligations under this Agreement.  There are no claims for finder’s fees or brokerage commission or other like payments in connection with this Agreement or the transactions contemplated hereby payable by any Stockholder pursuant to arrangements made by such Stockholder.

Section 4.3             No Conflicts.

(a)   Except as provided in the ETAA, no filing with, or notification to, any Governmental Authority, and no consent, approval, authorization or permit of any other person is necessary for the execution of this Agreement by the Stockholders and the consummation by the Stockholders of the transactions contemplated hereby.

(b)   None of the execution and delivery of this Agreement by the Stockholders, the consummation by the Stockholders of the transactions contemplated hereby or compliance by the Stockholders with any of the provisions hereof shall (i) conflict with or result in any breach of the organizational documents of any Stockholder, as applicable, (ii) result in, or give rise to, violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which any Stockholder is a party or by which any Stockholder or any of the Subject Shares or assets may be bound, or (iii) violate any applicable order, writ, injunction, decree, law, statute, rule or regulation of any Governmental Entity, except for any of the foregoing as would not impair any Stockholder’s ability to perform its obligations under this Agreement and except as provided in the ETAA.

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Section 4.4   Reliance by the Company and the Members.  Stockholder understands and acknowledges that the Company and the Members are entering into the ETAA in reliance upon the execution and delivery of this Agreement by the Stockholders.

Section 4.5   No Inconsistent Agreements.  Each Stockholder hereby covenants and agrees that, except for this Agreement, no Stockholder (a) has entered into, nor will enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Subject Shares inconsistent with such Stockholder’s obligations pursuant to this Agreement or (b) has entered into any agreement or taken any action (nor will enter into any agreement or take any action) that would make any representation or warranty of the Stockholder contained herein untrue or incorrect in any material respect or have the effect of preventing the Stockholder from performing any of its obligations under this Agreement.

ARTICLE V

TERMINATION

Section 5.1   Termination.  This Agreement shall automatically terminate, and none of the Company, the Members or the Stockholders shall have any further rights or obligations hereunder upon the earliest to occur of (a) the mutual written consent of the Members’ Representative and the Stockholders, (b) the Closing Date, and (c) the date of termination of the ETAA in accordance with its terms. Upon any such termination, no Party shall have any other liability for its obligations under the Agreement in the absence of fraud or Willful Breach of this Agreement by such Party.  Notwithstanding anything to the contrary herein, the provisions of this ARTICLE V and  ARTICLE VI shall survive the termination of this Agreement.

ARTICLE VI

MISCELLANEOUS

Section 6.1   Further Assurances.  From time to time, at the other Party’s request and without further consideration, each Party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by this Agreement.

Section 6.2   No Ownership Interest.  Nothing contained in this Agreement shall be deemed to vest in the Company or the Members any direct or indirect ownership or incidence of ownership of or with respect to any Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the Stockholders, and the Company or the Members shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Parent or exercise any power or authority to direct the Stockholders in the voting of any of the Subject Shares, except as otherwise provided herein.

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Section 6.3   Amendments, Waivers, etc.  This Agreement may not be amended, changed, supplemented, waived or otherwise modified, except upon the execution and delivery of a written agreement executed by each of the Parties hereto. The failure of any Party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other Party hereto with its obligations hereunder, and any custom or practice of the Parties at variance with the terms hereof shall not constitute a waiver by such Party of its right to exercise any such or other right, power or remedy or to demand such compliance.

Section 6.4   Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a)   If to the Company or the Members:

c/o Tempus Intermediate Holdings, LLC 133 Waller Mill Road, Suite 400 Williamsburg, VA 23185
Attention:	Scott Terry and Jack Gulbin
Telephone:	(757) 243-8164
Facsimile:	(757) 969-6168
E-mail:	sterry@tempusjets.com jgulbin@tempusjets.com

with a copy to: Alston & Bird LLP 101 S. Tryon St., Suite 4000 Charlotte, NC 28280-4000
Attention:	Gary C. Ivey, Esq. T. Scott Kummer, Esq.
Telephone:	704-444-1090
Facsimile:	704-444-1690
E-mail:	gary.ivey@alston.com scott.kummer@alston.com

(b)   If to the Stockholders:

c/o Chart Acquisition Corp. 75 Rockefeller Plaza, 14th Floor New York, NY 10019
Attention:	Joseph Wright
Telephone:	(212) 350-8205
Facsimile:	(212) 350-8299
E-mail:	jwright@chartgroup.com

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Section 6.5   Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 6.6   Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 6.7   Entire Agreement; Assignment.  This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other Party.

Section 6.8   Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 6.9   Interpretation.  When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. Whenever used in this Agreement, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

Section 6.10         Governing Law.  This Agreement shall in all respects be interpreted, construed and governed by and in accordance with the Laws of the State of Delaware, without regard to its conflicts of laws principles.

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Section 6.11   Specific Performance; Remedies.  Each Stockholder acknowledges that the Company and the Members shall be irreparably harmed and that there shall be no adequate remedy at Law for any violation or breach, or threatened breach, by any Stockholder of any of the covenants or agreements contained in this Agreement, and that any breach or threatened breach of this Agreement by a Stockholder, would not be adequately compensated by monetary damages alone.  It is accordingly agreed, notwithstanding anything to the contrary set forth in this Agreement, that the Company and the Members shall have the right to obtain injunctive relief to restrain a breach or threatened breach of, or otherwise to obtain specific performance of, the Stockholders’ covenants and agreements contained in this Agreement.  Each Stockholder hereby agrees (i) to waive the defense in any such suit that the Company or the Members have an adequate remedy at law, (ii) not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement or to enforce compliance with, the covenants and obligations of the Stockholders under this Agreement, and (iii) to waive any requirement to post any bond, in each case, in connection with obtaining such relief.  All rights and remedies of the Parties under this Agreement shall be cumulative, and the exercise of one or more rights or remedies shall not preclude the exercise of any other right or remedy available under this Agreement or applicable Law.

Section 6.12   Jurisdiction; Waiver of Jury Trial; Service of Process.  The Parties agree that any proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement, prior to the Closing, shall be brought in any United States District Court for the Eastern District of Virginia located in Alexandria, Virginia, or if such court does not have jurisdiction, any Virginia state court in the City of Alexandria with jurisdiction.  Each Party hereby irrevocably (a) submits to the exclusive jurisdiction of the state and federal courts sitting in such jurisdiction; (b) waives, and agrees not to assert, any claim that it is not subject to the jurisdiction of, or any objection to the laying of venue in, any such courts or that such action has been commenced in an improper or inconvenient forum; and (c) agrees that service of any process, summons, notice or document by U.S. registered mail to such Party’s address as provided herein shall be effective with respect to any matter for which it has submitted to jurisdiction hereby.  The foregoing shall not constitute a general consent to service of process and shall have no effect for any purpose except as set forth in this Section 6.12.  EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.  Each Party (x) certifies that no Representative of the other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce the foregoing waiver and (y) acknowledges that it and the other Party has been induced to enter into the agreements contemplated hereby by, among other things, the mutual waivers, agreements and certifications in this Section 6.12.

Section 6.13   Counterparts.  This Agreement may be executed in counterparts (including by facsimile), each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 6.14   No Partnership, Agency or Joint Venture.  This Agreement is intended to create a contractual relationship between the Stockholders, on the one hand, and the Company and the Members, on the other hand, and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between or among the Parties hereto. Without limiting the generality of the foregoing sentence, each of the Stockholders (a) is entering into this Agreement solely on its own behalf and shall not have any obligation to perform on behalf of any other holder of Parent Common Stock or any liability (regardless of the legal theory advanced) for any breach of this Agreement by any other holder of Parent Common Stock and (b) by entering into this Agreement does not intend to form a “group” for purposes of Rule 13d-5(b)(1) of the Exchange Act or any other similar provision of applicable law.

[Signature page follows.]

8

IN WITNESS WHEREOF, the Company, the Members and the Stockholders have caused this Agreement to be duly executed as of the day and year first above written.

STOCKHOLDERS:

CHART ACQUISITION GROUP LLC

By:	/s/Christopher D. Brady
Name: Christopher D. Brady
Title:

THE CHART GROUP, L.P

By:	/s/Christopher D. Brady
Name: Christopher D. Brady
Title:

/s/Christopher D. Brady
Christopher D. Brady

/s/Joseph Wright
Joseph Wright

COWEN OVERSEAS INVESTMENT LP

By:	/s/ Owen Littman
Name: Owen Littman
Title: Authorized Signatory

[SIGNATURES CONTINUE ON FOLLOWING PAGE]

9

COMPANY:
TEMPUS INTERMEDIATE HOLDINGS,
LLC

By:	/s/John G. Gulbin III
Name: John G. Gulbin III
Title: Manager

/s/ Benjamin Scott Terry
BENJAMIN SCOTT TERRY

/s/John G. Gulbin III
JOHN G. GULBIN III

10

Annex A

Benjamin Scott Terry

John G. Gulbin, III

A-1

Annex B

Name of Stockholder	Number of Shares Owned	Number of Shares Beneficially Owned

Chart Acquisition Group LLC	981, 250	981,250
The Chart Group, L.P.	307,500	1,288,750
Christopher D. Brady	108,750	1,397,500
Joseph Wright	237,500	237,500
Cowen Overseas Investment LP	131,250	131,250

B-1